Notice of 2025 Annual Meeting of Stockholders and Proxy Statement

Thursday, January 23, 2025



INTUIT

MISSION	Powering Prosperity Around the World

VALUES	**Integrity Without Compromise**	**Courage**	**Customer Obsession**	**Stronger Together**	**We Care and Give Back**

BOLD 2030 GOALS	**Prosperity** Double household savings rate and improve business success rate >20 points versus industry	**Reputation** Best-in-class Most Trusted Company	**Growth** 200M+ customers and accelerating revenue growth

TRUE NORTH GOALS	**Employees** Empower the world's top talent to do the best work of their lives	**Customers** Delight customers by solving the problems that matter most	**Communities** Make a difference in the communities we serve	**Shareholders** Drive long-term growth, increasing shareholder value

STRATEGY	**AI-Driven Expert Platform** More Money. No Work. Complete Confidence.

BIG BETS	**Revolutionize speed to benefit**	**Connect people to experts**	**Unlock smart money decisions**	**Be the center of small business growth**	**Disrupt the mid-market**

Notice of 2025 Annual Meeting of Stockholders

Agenda and Board Recommendations

1	Election of 13 directors	**FOR** (all nominees) ✔ Page **25**
2	Advisory vote to approve Intuit's executive compensation (say on-pay)	**FOR** ✔ Page **39**
3	Ratification of selection of Ernst & Young LLP as Intuit's independent registered public accounting firm	**FOR** ✔ Page **79**
4	Approval of an amendment to our Certificate of Incorporation to limit the liability of certain officers in accordance with recent Delaware law amendments	**FOR** ✔ Page **82**

We also will consider any other matters that may properly be brought before the 2025 Annual Meeting of Stockholders ("Meeting") (and any postponements or adjournments of the Meeting). As of the date of this proxy statement, we have not received notice of any such matters.

DATE AND TIME

Thursday, January 23, 2025
8:00 a.m. Pacific Standard Time

LOCATION

Live audio webcast
www.virtualshareholdermeeting.com/INTU2025

RECORD DATE

November 25, 2024

Annual Meeting of Stockholders

Thursday, January 23, 2025
8:00 a.m. Pacific Standard Time

We invite you to attend the Meeting of Intuit Inc. The Meeting will be conducted virtually via live audio webcast. There will not be a physical location for our Meeting. To attend, vote or submit questions, stockholders of record should go to www.virtualshareholdermeeting.com/INTU2025 and log in using the control number on their Notice of Internet Availability or proxy card. Beneficial owners of shares held by a broker, bank or other nominee ("street-name holders") should review these proxy materials and their Notice of Internet Availability or voting instruction form for how to vote in advance of and participate in the Meeting. We encourage you to join the Meeting 15 minutes before the start time.

A recording of the webcast will be available on our investor relations website for at least 60 days following the Meeting.

Stockholders at the close of business on November 25, 2024, are entitled to receive notice of, and to vote at, the Meeting and any and all adjournments, continuations or postponements thereof. If we experience a technical malfunction or other situation that the Meeting chair determines may affect our ability to satisfy the requirements for a virtual meeting of stockholders under the Delaware General Corporation Law, or that otherwise makes it advisable to adjourn the Meeting, the Chair of the Meeting will convene the Meeting at 9:00 a.m. Pacific Standard Time on January 23, 2025, and at our principal executive offices, solely for the purpose of adjourning the Meeting to reconvene at a date, time and physical or virtual location to be announced. If we adjourn the Meeting, we will post information regarding the rescheduled Meeting on the investor relations section of our website at investors.intuit.com.

Your vote is important. Please vote as promptly as possible.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to Be Held on January 23, 2025: Both the proxy statement and Intuit's Annual Report on Form 10-K for the fiscal year ended July 31, 2024, are available electronically at https://investors.intuit.com/sec-filings and www.proxyvote.com.

This Notice of Annual Meeting, the Internet Availability of Proxy Materials and the Proxy Statement and Annual Report on Form 10-K of Intuit are being distributed or made available, as the case may be, on or about November 27, 2024.

By order of the Board of Directors,

Kerry J. McLean
Executive Vice President, General Counsel and Corporate Secretary
Mountain View, California
November 27, 2024

How to Vote

Online at the Meeting: Attend the Meeting virtually at www.virtualshareholdermeeting.com/INTU2025 and follow the instructions on the website

Online Before the Meeting: Visit www.proxyvote.com

Mail: Sign, date, and return your proxy card in the enclosed envelope

Telephone: Call the telephone number on your proxy card

Note for Street-Name Holders: If you hold your shares through a broker, bank or other nominee, you must instruct your nominee how to vote the shares held in your account. The nominee will give you a Notice of Internet Availability or voting instruction form. If you do not provide voting instructions, your nominee will not be permitted to vote on certain proposals and may elect not to vote on any of the proposals. Voting your shares will help to ensure that your interests are represented at the Meeting.

A Letter to Our Stockholders



November 27, 2024

Dear fellow Intuit stockholders:

Artificial Intelligence (AI) is changing the world at an incredible pace and igniting innovation across all sectors. Soon, everything we do will be powered by AI, from buying groceries and driving cars, to getting medical care and completing work tasks. The impact of AI on our financial lives will also be transformative—and it's already changing how Intuit serves customers, enabling them to make more money with less work and have complete confidence in every financial decision they make.

Intuit is at a critical moment in our history. We have consistently disrupted and reinvented ourselves, evolving Intuit's strategy to be a global AI-driven expert platform. We bet early on AI, and today our scale of data and AI capabilities, network of experts, and robust ecosystem of products and services are Intuit's unique advantage. With the introduction of generative AI (GenAI), we're transforming how we serve our customers, delivering done-for-you experiences where we do the hard work for them and provide access to AI-powered expertise to fuel their success. Our strong performance in FY24 reflects Intuit's transformation from a tax and accounting company to a global financial technology platform that's driving durable growth at scale. We grew full-year revenue 13%, demonstrating that our strategy and five Big Bets are solving our customers' biggest problems and delivering on our mission to power prosperity around the world.

Intuit is in a position of strength; we have the strategy and momentum we need to succeed. We're accelerating innovation and investments in the areas that are most important to our future success. By bringing professional-grade experiences to small businesses and expanding our mid-market offerings to serve larger and more complex businesses, we are creating significant new growth opportunities for Intuit. We're delivering a seamless, connected consumer financial platform that customers can benefit from year-round, not just at tax time. And we're extending our relationships and engagement across product lines to better serve customers and scale our penetration of key growth segments.

At Intuit, we believe everyone deserves the opportunity to prosper and we hold ourselves accountable by setting measurable True North Goals. We provide economic opportunities to underserved communities through our job creation and job readiness initiatives. We continue to invest in opportunities to make a positive impact on climate for the communities we serve. And we're proud of our commitment and progress over time to attract, retain, and develop a workforce that reflects the diversity of our customers.

Every day, our more than 18,000 global employees bring a passion for solving the problems that matter most to our customers. With a massive runway ahead, there's no limit to how far we'll go.



Sasan K. Goodarzi
President and Chief Executive Officer
Intuit Inc.

Table of Contents

All statements made in this document, other than statements of historical or current facts, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements in this document address our plans and goals, including those relating to our strategies, plans, and progress regarding our climate, workforce diversity, job creation, and job readiness initiatives. The fact that we included such information does not indicate that these contents are necessarily material to investors or required to be disclosed in our filings with the Securities and Exchange Commission. We use words such as "anticipates," "believes," "expects," "future," "potential," "intends," "design," "will," "may," "can," "should" and similar expressions to identify forward-looking statements. Forward-looking statements are based on management's current expectations and assumptions that are subject to change in the future. In addition, forward-looking sustainability-related statements may be based on standards for measuring progress that are still developing and internal controls and processes that continue to evolve. Actual results could differ materially for a variety of reasons. Risks and uncertainties that could cause our actual results to differ significantly from management's expectations are described in our Annual Report on Form 10-K for the fiscal year ended July 31, 2024. Except as may be required by law, we undertake no obligation to update any forward-looking statements, whether because of new information, future events, or otherwise.

Website references throughout this document are provided for convenience only, and the content on the referenced websites is not incorporated by reference into this document.

Proxy Summary

Intuit at a Glance

Intuit helps consumers and small and mid-market businesses prosper by delivering financial management, compliance, and marketing products and services. We also provide specialized tax products to accounting professionals, who are key partners that help us serve small and mid-market business customers. Across our platform, we use the power of data and artificial intelligence ("AI") to deliver three core benefits to our customers: helping put more money in their pockets, saving them time by eliminating work, and ensuring that they have complete confidence in every financial decision they make. Our global financial technology platform includes TurboTax, Credit Karma, QuickBooks, and Mailchimp.

Fiscal 2024 Performance Highlights

We delivered strong results in fiscal 2024. Key highlights include the following.

Total revenue

$16.3 billion

up 13% from FY23

Global Business Solutions Group
up 19% from FY23

with **Online Ecosystem**
up 20% from FY23

Consumer Group
up 7% from FY23

Credit Karma
up 5% from FY23

Combined platform revenue

$12.5 billion

up 14% from FY23 includes Global Business Solutions Group Online Ecosystem, TurboTax Online, and Credit Karma

GAAP operating income

$3.6 billion

up 16% from FY23

GAAP diluted EPS

$10.43

up 24% from $8.42 in FY23

Repurchased

$2.0 billion

of shares and increased dividend **15%** to **$3.60** per share

Non-GAAP operating income

$6.4 billion

up 16% from FY23

Non-GAAP diluted EPS

$16.94

up 18% from $14.40 in FY23

See Appendix A to this proxy statement for information regarding non-GAAP financial measures, including a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures.

On August 1, 2024, we renamed our Small Business & Self-Employed segment as the Global Business Solutions segment. This segment continues to serve small and mid-market businesses.

INTUIT'S FINANCIAL PRINCIPLES

Intuit has a track record of disciplined capital allocation and shareholder returns driven by the following financial principles.

- Grow organic revenue double digits
- Operating income dollars grow faster than revenue
- Deploy cash to the highest-yield opportunities
- Return excess cash to shareholders via dividend and share repurchase
- Maintain a strong balance sheet

Our Big Bets

Intuit is a global financial technology platform with a mission to power prosperity around the world. Our platform helps consumers and small and mid-market businesses prosper by delivering financial management, compliance, and marketing products and services. We also provide specialized tax products to accounting professionals.

Across our platform, we use the power of data and AI to deliver three core benefits to our customers: helping put more money in their pockets, saving them time by eliminating work, and ensuring that they have complete confidence in every financial decision they make. We help consumers do their taxes with ease and confidence, understand their financial picture, build credit, save more to make ends meet, get their largest tax refund, pay off debt, and receive personalized suggestions on how to grow their money. We help small and mid-market businesses grow and run their business all in one place, including bookkeeping, getting paid, accessing capital, paying employees, getting and retaining customers, and managing their customer relationships. We do this through our global AI-driven expert platform strategy and our offerings, including TurboTax, Credit Karma, QuickBooks, and Mailchimp. As we execute our global AI-driven expert platform strategy, we prioritize resources on our five Big Bets across the company. These priorities focus on solving the problems that matter most to customers.

1 Revolutionizing speed to benefit

When customers use our products and services, we use the power of AI to deliver value instantly and aim to make interactions with our offerings frictionless, without the need for customers to manually enter data. We are accelerating the application of AI to deliver breakthrough "done for you" innovations to customers. This priority is foundational across our business, and execution against it positions us to succeed with our other four strategic priorities.

2 Connecting people to experts

The largest problem our customers face is lack of confidence to file their own taxes or to manage their books. To build their confidence, we connect our customers to experts. We offer customers access to experts to help them make important decisions — and experts, such as accountants, gain access to new customers so they can grow their businesses. We are also expanding our virtual expert network and broadening the segments we serve beyond tax and accounting, to play a more meaningful role in our customers' financial lives.

3 Unlocking smart money decisions

To address the challenges of high-cost debt and lack of savings, we are creating a comprehensive, self-driving financial platform with Credit Karma that propels our members forward wherever they are on their financial journey, so they can understand their financial picture, make smart financial decisions, and stick to their financial plan in the near and long term.

4 Being the center of small business growth

Globally, we are focused on helping customers grow their businesses by offering a broad, seamless set of tools that are designed to help them get and retain customers, get paid faster, manage and get access to capital, pay employees with confidence, and use third-party apps to help run their businesses. Our money solutions enable customers to manage their money end-to-end and improve cash flow. This is an important driver to improving the success rate of our small and mid-market business customers.

5 Disrupting the mid-market

We aim to disrupt the mid-market with a tailor-made platform for business, which includes our QuickBooks offerings, as well as our workforce solutions and money offerings. These solutions are designed to address the more complex needs of larger mid-market businesses. Mailchimp's marketing offerings enable mid-market businesses to digitally promote their business across email, social media, landing pages, ads, websites, and more, all from one place. These offerings enable us to increase retention of these larger customers and accelerate mid-market demand.

We believe our Big Bets enable us to deliver a QuickBooks and Mailchimp platform that serves as the source of truth for small and mid-market business customers, providing end-to-end solutions to increase their revenue and profitability, fueling their business success. For consumers, we're creating seamless, end-to-end experiences that customers benefit from year-round with TurboTax and Credit Karma, helping them make ends meet, maximize their tax refund, save more, pay off debt, and take steps to improve their financial health year-round.

As the external environment evolves, we continue to innovate and adapt our strategy and anticipate our customers' needs. For more than 40 years, we have been dedicated to developing innovative solutions that are designed to solve our customers' most important financial problems. At Intuit, we believe that everyone should have the opportunity to prosper, and we never stop working to find new, innovative ways to make that possible.

True North Goals Highlights

At Intuit, a way we hold ourselves accountable to our mission to power prosperity around the world is to set measurable True North Goals to deliver for our employees, customers, communities, and shareholders. We set ambitious True North Goals to deliver for the communities we serve through job creation, job readiness and sustainability initiatives. We also set True North Goals to help us attract, retain, and develop a workforce that reflects the diversity of our customers. A summary of our progress in fiscal 2024 is below.

Job Creation and Readiness

- Over 4.7 million students better prepared for jobs and their financial futures since fiscal 2020, exceeding our fiscal 2024 goal
- Supported approximately 18,200 seasonal and year-round jobs in underserved communities, which generated $202 million of economic impact to underserved communities since 2016 through our Prosperity Hub Program

Positive Impact on Climate

- Committed to reach net-zero greenhouse gas emissions across our operations and supply chain by fiscal 2040
- Helped reduce carbon emissions in communities, many of which are underserved, by 611,000 metric tonnes (since fiscal 2020), exceeding our fiscal 2024 Climate Positive program goal

Diversity, Equity and Inclusion

- Maintained industry-leading representation of women in our global technology roles and steadily increased the percentage of our U.S. workers from underrepresented racial groups, but fell short of our ambitious fiscal 2024 goals
- Perform pay equity analyses twice a year using an independent third party to ensure our compensation is fair and equitable across gender, race and ethnicity

See the True North Goals discussion in the Corporate Governance section below for more detail about our efforts and progress in these important areas.

Stockholder Engagement

We regularly assess our corporate governance and compensation practices. As part of this assessment, we proactively engage with our stockholders to ensure their perspectives are considered by the Board.

We invited shareholders representing approximately


53%
of shares
outstanding

Since our 2024 Annual Meeting, we invited the holders of approximately 53%* of our shares to meet with us to discuss, among other things, our corporate governance, executive compensation practices and environmental, social and governance progress.

We met with shareholders representing approximately


31%
of shares
outstanding

Investors holding approximately 31%* of our outstanding shares accepted the invitation to meet with our management team to discuss these important matters.

*As of September 30, 2024

For more about our stockholder engagement and the topics discussed, see page 20 of this proxy statement.

Stockholder Value Delivered

The graph below compares the cumulative total stockholder return ("TSR") on Intuit common stock for the last five full fiscal years with the cumulative total returns on the S&P 500 Index and the Morgan Stanley Technology Index for the same period.

The graph assumes that $100 was invested in Intuit common stock and in each of the other indices on July 31, 2019, and that all dividends were reinvested. The comparisons in the graph below are based on historical data – with Intuit common stock prices based on the closing price on the dates indicated – and are not intended to forecast the possible future performance of Intuit's common stock.

Comparison of 5 Year Cumulative Total Return*

Among Intuit Inc., the S&P 500 Index, and Morgan Stanley Technology Index


$350
$325
$300
$275
$250
$225
$200
$175
$150
$125
$100
07/19
07/20
07/21
07/22
07/23
07/24
$308.73
$241.17
$201.10
Intuit Inc.
S&P 500
Morgan Stanley Technology Index

* $100 invested on 7/31/19 in stock or index, including reinvestment of dividends. Fiscal year ending July 31.

Voting Roadmap

SUMMARY OF PROPOSAL 1

Election of Directors

The Board currently consists of 13 directors, all of whom are standing for election to the Board at the Meeting. The nominees bring a wealth of diverse experience and proven leadership across a range of industries. The slate of nominees reflects a balance between Intuit's commitment to thoughtful Board refreshment and the value of the experience that our longer-tenured directors bring.

✔ The Board recommends that you vote **FOR** the election of each of the director nominees.

See **page 25** for more information.

Board Highlights

Board Diversity

The following charts reflect the tenure, age, gender, and self-identified race/ethnicity of our director nominees.


Tenure
2
6
5
Median: 6
Average: 8
11+ Yrs
6-10 Yrs
0-5 Yrs


Age
2
6
5
Median: 59
Average: 59
≤50
51-60
61+


Gender
4
9
Women
Men


Race/Ethnicity
6
7
Diverse(1)
Other

(1) As self-identified, Mr. Goodarzi is Middle Eastern, Ms. Liu is Asian, Ms. Mawakana is Black/African American, Mr. Prabhu is Asian, Mr. Vazquez is Latino/Hispanic, and Mr. Yuan is Asian.

Director Nominees

The following table provides summary information about each director nominee. Independent Director Nominee



Eve Burton, 66
Executive Vice President and Chief Legal Officer, The Hearst Corporation

Director Since: 2016
Other Public Company Boards: 0
Committees: **ARC**, **NGC (Chair)**



Scott D. Cook, 72
Founder, Intuit Inc.

Director Since: 1984
Other Public Company Boards: 0
Committees: None



Richard L. Dalzell, 67
Former Senior Vice President and Chief Information Officer, Amazon.com, Inc.

Director Since: 2015
Other Public Company Boards: 0
Committees: **AC (Chair)**, **ARC**



Sasan K. Goodarzi, 56
President and Chief Executive Officer, Intuit Inc.

Director Since: 2019
Other Public Company Boards: 1
Committees: None



Deborah Liu, 48
President, Chief Executive Officer and Director, Ancestry.com LLC

Director Since: 2017
Other Public Company Boards: 0
Committees: **AC**, **CODC**



Tekedra Mawakana, 53
Co-Chief Executive Officer and Director, Waymo LLC

Director Since: 2020
Other Public Company Boards: 0
Committees: **CODC**, **NGC**



Suzanne Nora Johnson, 67
Former Vice Chairman, The Goldman Sachs Group

Independent Board Chair
Director Since: 2007
Other Public Company Boards: 1
Committees: **CODC (Chair)**, **NGC**



NEW
Forrest Norrod, 59
Executive Vice President and General Manager of the Data Center Solutions Business Group, Advanced Micro Devices, Inc.

Director Since: 2024
Other Public Company Boards: 0
Committees: **AC**, **ARC**



NEW
Vasant Prabhu, 64
Former Chief Financial Officer and Vice Chairman, Visa, Inc.

Director Since: 2024
Other Public Company Boards: 2
Committees: **AC**, **ARC**



Ryan Roslansky, 46
Chief Executive Officer, LinkedIn Corporation

Director Since: 2023
Other Public Company Boards: 0
Committees: **AC**, **CODC**



Thomas Szkutak, 63
Former Senior Vice President and Chief Financial Officer, Amazon.com, Inc.

Director Since: 2018
Other Public Company Boards: 0
Committees: **ARC (Chair)**, **NGC**



Raul Vazquez, 53
Chief Executive Officer and Director, Oportun Financial Corporation

Director Since: 2016
Other Public Company Boards: 1
Committees: **AC**, **ARC**



Eric S. Yuan, 54
Chief Executive Officer and Director, Zoom Video Communications, Inc.

Director Since: 2023
Other Public Company Boards: 1
Committees: **ARC**, **NGC**

Number of meetings in fiscal 2024

4	**AC**	Acquisition Committee
9	**ARC**	Audit and Risk Committee
6	**CODC**	Compensation and Organizational Development Committee
4	**NGC**	Nominating and Governance Committee

Board Skills and Expertise

Our Board is committed to excellence in its governance practices, including with respect to the Board's composition. The Board and its Nominating and Governance Committee believe that a diverse and experienced board is important for reaching sound decisions that drive stockholder value. Our Board has undergone significant refreshment in recent years to include a diversity of backgrounds, perspectives, and skill sets. In the past year, our Board has appointed two new directors, Vasant Prabhu and Forrest Norrod. Mr. Prabhu is the former CFO and Vice Chairman of Visa Inc., a global digital payments company, and is recognized for his strong financial acumen and deep expertise in financial services innovation, building a global technology and payments platform, and scaling businesses internationally, which the Board believes will be helpful in guiding Intuit's next chapter of growth. Mr. Norrod is the Executive Vice President and General Manager of the Data Center Solutions Business Group at Advanced Micro Devices, Inc., an adaptive computing company, where he has helped lead the company's AI initiatives, driving the company's data center growth and open AI ecosystem strategy. He brings to our Board deep experience in AI and data engineering, which are key skills to enhance the Board's oversight of our strategy to be a global AI-driven expert platform. Our 13 director nominees represent a broad range of tenures, ages, genders, racial/ethnic backgrounds, expertise, and professional experience.

The following chart reflects the experience and expertise of the 13 director nominees for our Board. These are the skills and qualifications our Board considers important for our directors in light of our current business and structure.

Customer domain expertise - consumer and small and mid-market
10 director nominees

Go-to-market, digital marketing, partnerships and international expertise
13 director nominees

Public company board experience (current and former)
12 director nominees

Product domain expertise - SaaS, mobile, services and money innovation
11 director nominees

Public policy/ government relations
5 director nominees

Financial acumen or expertise, including CEO/ CFO or audit committee experience
13 director nominees

Technology domain expertise - software development, cloud, data, AI, platform and cybersecurity
11 director nominees

C-suite experience (current and former)
13 director nominees

Proven business acumen, collaboration and industry engagement
13 director nominees

SUMMARY OF PROPOSAL 2

Advisory Vote to Approve Executive Compensation (Say-on-Pay)

In accordance with Section 14A of the Securities Exchange Act of 1934 (the "Exchange Act"), we are asking stockholders to vote, on an advisory basis, to approve Intuit's executive compensation for our Named Executive Officers ("NEOs").

✔ The Board recommends that you vote **FOR** approval, on an advisory basis, of the compensation of our NEOs.

See **page 39** for more information.

Executive Compensation Highlights

Performance-based Payouts

Our executive compensation programs are designed to reward both short- and long-term growth in the revenue and profitability of our business, TSR that compares favorably to the TSR of certain peer companies, and progress on goals to deliver for our True North stakeholders, including environmental, social, and governance ("ESG") goals. As shown below, the vast majority of fiscal 2024 compensation for our NEOs was performance-based.

CEO Total Direct Compensation[(1)]


3%
6%
43%
24%
24%
97%
Performance-based
Base Salary
Incentive Cash
PSUs
RSUs
Options
Performance-based

Other NEOs Total Direct Compensation[(1)]


4-5%
5-6%
45%
22%-23%
22%-23%
95-96%
Performance-based
Base Salary
Incentive Cash
PSUs
RSUs
Options
Performance-based

(1) Total direct compensation reflects base salary, actual bonus payout, and equity awards granted during fiscal 2024. Consistent with disclosure in the Fiscal Year 2024 Summary Compensation Table, equity awards are reported at grant date fair value (which, for the PSUs, is based on the probable outcome of achievement of the performance goals using a widely accepted probability model), and salary and incentive cash are reported based on the actual amounts earned with respect to fiscal 2024.

Consistent with our compensation objectives, our NEOs were provided the following base salaries, cash incentives, and equity incentives in fiscal 2024:

			Long-Term Equity Incentives			
Name and Position	Salary ($)	Cash Incentive ($)	Option Awards ($)	RSUs ($)	PSUs ($)	Total ($)
Sasan K. Goodarzi President and Chief Executive Officer	1,200,000	2,280,000	8,650,027	8,650,106	15,597,283	36,377,416
Sandeep S. Aujla Executive Vice President and Chief Financial Officer	770,000	877,800	3,500,057	3,500,503	7,000,351	15,648,711
Laura A. Fennell Executive Vice President and Chief People & Places Officer	770,000	877,800	3,500,057	3,500,503	7,000,351	15,648,711
Mark Notarainni Executive Vice President and General Manager, Consumer Group	725,000	688,750	3,375,055	3,375,238	6,750,201	14,914,244
Marianna Tessel Executive Vice President and General Manager, Global Business Solutions Group	770,000	877,800	4,125,067	4,125,570	8,250,460	18,148,897

The table above excludes the grant date fair value of matching restricted stock units ("RSUs") granted to executive officers under the Management Stock Purchase Program. It also excludes certain items that are reflected as "All Other Compensation" in the Fiscal Year 2024 Summary Compensation Table. These items are not typically considered in the Compensation and Organizational Development Committee's ("Compensation Committee") deliberations regarding annual compensation for our senior executives because (i) the amounts are non-recurring, not material, or not considered to be core elements of compensation by the committee, or (ii) the benefits are available to a large group of employees. For a complete discussion of our executive compensation program, see Compensation Discussion and Analysis and the Executive Compensation Tables below.

SUMMARY OF PROPOSAL 3

Ratification of Selection of Ernst & Young LLP as Intuit's Independent Registered Public Accounting Firm

The Audit and Risk Committee has selected Ernst & Young LLP as the independent registered public accounting firm to perform the audit of Intuit's consolidated financial statements and the effectiveness of our internal control over financial reporting for the fiscal year ending July 31, 2025.

The Audit and Risk Committee made this selection based on Ernst & Young LLP's independence, performance, and extensive knowledge of our business, controls, and processes.

✔ The Board recommends that you vote **FOR** the ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending July 31, 2025.

See **page 79** for more information.

SUMMARY OF PROPOSAL 4

Approval of an Amendment to Our Certificate of Incorporation to Limit the Liability of Certain Officers in Accordance with Recent Delaware Law Amendments

Delaware recently enacted legislation allowing Delaware corporations to amend their certificates of incorporation to eliminate the monetary liability of certain officers for a breach of fiduciary duty under certain circumstances. We are seeking stockholder approval to amend our Certificate of Incorporation to provide this protection to certain officers and align officer protections with those of our directors, promoting better decision-making and long-term stockholder value. It would also enhance Intuit's ability to attract and retain top talent.

✔ The Board recommends that you vote **FOR** the proposal to amend our Certificate of Incorporation to limit the liability of certain officers in accordance with recent Delaware law amendments.

See **page 82** for more information.

Corporate Governance

Corporate Governance Practices

Intuit is committed to excellence in corporate governance. We maintain numerous policies and practices that demonstrate this commitment, including those summarized below.

Independence

- Independent Board Chair
- All non-employee directors are independent
- Independent directors meet regularly in executive session
- All members of the Board's four standing committees are independent
- Commitment to Board refreshment, with two new independent directors added in the last fiscal year

Stockholder Engagement

- Long-standing, proactive and robust stockholder engagement program, including director participation
- Our bylaws provide stockholders with a proxy access right
- Stockholders may act by written consent

Accountability

- Annual election of all directors and majority voting in uncontested elections
- Annual stockholder advisory vote to approve Named Executive Officer compensation
- Annual Board evaluation of CEO performance
- Cash bonuses and equity awards are subject to clawback

Alignment with Stockholder Interests

- Pay-for-performance executive compensation program
- Robust stock ownership requirements for senior executive officers and non-employee directors, including 10x salary for the CEO and 10x annual cash retainer for non-employee directors
- Prohibition against director and employee (including officer) hedging and pledging of Intuit stock
- Single class of stock with equal voting rights

Board Practices

- Board Chair and CEO roles held by two different people
- Corporate Governance Principles that are publicly available and reviewed annually
- Board composition reflects diversity of gender, race, ethnicity, skills, tenure, and experience
- Director recruitment process requires a pool of candidates with a diversity of gender, race, and ethnicity, among other backgrounds and experiences
- Rigorous annual Board and committee self-evaluation process
- Annual review of management succession planning
- Regular review of cybersecurity and other significant risks to Intuit

Ethics Practices

- Code of Conduct & Ethics for employees that is monitored by Intuit's ethics office and overseen by the General Counsel
- Code of Ethics that applies to all Board members
- Ethics hotline that is available to all employees as well as third parties
- Non-retaliation policy for reporting ethics concerns
- Audit and Risk Committee reviews complaints regarding accounting, internal accounting controls, auditing, and federal securities law matters

Transparency and Responsibility

- Nominating and Governance Committee oversees corporate responsibility and reviews ESG matters
- Compensation and Organizational Development Committee oversees diversity, equity, and inclusion ("DEI") initiatives in support of organizational development
- Annual stakeholder impact report (reporting under Global Reporting Initiative, Sustainability Accounting and Standards Board frameworks) and dedicated website disclosing ESG practices, including with respect to job creation and job readiness, positive impact on climate, and pay and promotion equity (https://www.intuit.com/company/corporate-responsibility/)
- DEI website disclosing DEI matters (https://www.intuit.com/company/diversity/)
- Detailed financial reporting and proxy statement disclosure designed to be clear and understandable
- Dedicated website disclosing responsible AI principles that guide how we operate and scale our AI-driven expert platform responsibly (https://www.intuit.com/privacy/responsible-ai/)
- Public disclosure of Corporate Governance Principles, Board Code of Ethics, Bylaws, Board committee charters, Code of Conduct & Ethics, EEO-1 forms, CDP climate questionnaires, corporate tax policy, global human rights policy, and other documents (https://investors.intuit.com/corporate-governance/governance-documents)
- Voluntary website disclosure regarding Intuit's political expenditures, political accountability policy and positions on public policy issues that impact the way we serve our customers (https://investors.intuit.com/corporate-governance/political-accountability)

Board Responsibilities and Structure

The Board's Role

The Board oversees management's performance on behalf of Intuit's stockholders. The Board's primary responsibilities include the following.

Monitor management's performance to assess whether Intuit is operating in an effective, efficient, and ethical manner in order to create value for Intuit's stockholders	Periodically review Intuit's long-range strategic plan, business initiatives, enterprise risk management, capital projects, and budget matters	Oversee long-term succession planning, select the CEO, and determine CEO compensation

Board's Role in Strategy

Our Board recognizes the importance of designing our overall business strategy to create long-term, sustainable value for Intuit stockholders. As a result, the Board maintains an active oversight role in helping management formulate, plan, and implement Intuit's strategy. Specifically, the Board has a robust annual strategic planning process that includes reviewing our business and financial plans, strategies, and near- and long-term initiatives. This annual process includes a full-day Board session to review Intuit's overall strategy with our senior leadership team and quarterly meetings to review progress against that strategy. In addition, every year, the Board reviews Intuit's three-year financial plan, which serves as the basis for the annual operating plan for the upcoming year.

The Board considers the progress of and challenges to Intuit's strategy, as well as related risks, throughout the year. At each regularly scheduled Board meeting, the CEO has an executive session with the Board to discuss strategic and other significant business developments since the last meeting.

Board's Oversight of Risk

The full Board regularly reviews Intuit's significant risks, oversees our risk management program and delegates certain risk oversight responsibilities to Board committees. Management is responsible for balancing risk and opportunity in support of Intuit's objectives, and carries out the daily processes, controls, and practices of our risk management program - many of which are embedded in our operations, including our disclosure controls and procedures.

Our Enterprise Risk Management ("ERM") program is intended to review and address Intuit's critical enterprise risks, including strategic, technology, financial, compliance and operational risks. Intuit's Chief Compliance Officer, who reports to our General Counsel, facilitates the ERM program. As part of our ERM process, management annually identifies, assesses, prioritizes, and develops mitigation plans for Intuit's top risks over short- and longer-term time horizons. These plans are reviewed annually with the full Board and the Audit and Risk Committee and, throughout the year, the standing committees of the Board review the risk management activities under their purview and report to the full Board as appropriate. From time to time, the Board, its committees or management consult with third-party advisors on particular risks.

The Board and its Committees

- The Board maintains direct oversight of our strategic risk exposure as part of its responsibility to oversee corporate strategy. The Board believes it currently benefits from review and discussion of this risk exposure among all directors and that this oversight role is appropriate given the collective breadth and depth of experience of our Board members.
- The Board regularly reviews and discusses significant risks with management, including through the annual strategic planning process and reviews of annual operating plans, financial performance, merger and acquisition opportunities, market environment updates, legal and regulatory developments, and presentations on specific risks.
- The Board also reviews reports from each committee regarding risk matters under its purview.

Acquisition Committee

Meetings in Fiscal 2024

4

Areas of Risk Oversight

- Reviews risks associated with Intuit's acquisition, divestiture and strategic investment activities, and the strategy and business models of acquisition candidates
- Oversees the performance of Intuit's completed acquisitions, divestitures and strategic investment transactions

Regular Reports From

- Chief Corporate Strategy & Development Officer
- General Counsel
- Other Senior Business Leaders

Audit and Risk Committee

Meetings in Fiscal 2024

9

Areas of Risk Oversight

- Has primary responsibility for overseeing our ERM program
- Receives a quarterly report from the Chief Compliance Officer on Intuit's top risk areas and the progress of the ERM program
- Oversees particular risks, such as financial management, privacy, cybersecurity and fraud
- Annually reviews our ERM policies and processes, and from time to time separately reviews the Board's approach to risk oversight
- Oversees our ethics and compliance programs, including our Code of Conduct & Ethics, the Board Code of Ethics, and responsible AI
- Oversees litigation risks

Regular Reports From

- Chief Financial Officer
- Chief Accounting Officer
- Chief Audit Executive
- Chief Information Security & Fraud Prevention Officer
- General Counsel
- Chief Compliance Officer
- Chief Data Officer
- Head of Investor Relations
- Other Senior Business Leaders

Compensation and Organizational Development Committee

Meetings in Fiscal 2024

6

Areas of Risk Oversight

- Reviews risks associated with our compensation programs, policies and practices, both for executives in particular and for employees generally
- Assists the Board in its oversight of stockholder engagement on executive compensation matters
- Oversees succession planning and senior leadership development
- Oversees organizational development activities and human capital management, including management depth and strength assessment; leadership development; company-wide organization and talent assessment; employee recruitment, engagement and retention; workplace environment and culture; employee health and safety; DEI initiatives; and pay equity

Regular Reports From

- Chief People & Places Officer
- Head of Total Rewards
- Chief Diversity, Equity & Inclusion Officer
- Head of Investor Relations
- General Counsel or Deputy General Counsel
- Other Senior Business Leaders

Nominating and Governance Committee

Meetings in Fiscal 2024

4

Areas of Risk Oversight

- Reviews risks associated with corporate governance
- Oversees overall board effectiveness, including identifying and recruiting diverse members with appropriate skills, experience and characteristics
- Annually reviews and approves our Political Accountability Policy
- Oversees our corporate responsibility risks and practices and discusses with management periodic reports on the company's (i) progress on ESG matters and (ii) communications with stockholders and other stakeholders regarding these matters
- Assists the Board in its oversight of our engagement with stockholders

Regular Reports From

- Chief Corporate Affairs Officer
- Head of Corporate Responsibility
- Head of Investor Relations
- General Counsel or Deputy General Counsel
- Other Senior Business Leaders

Oversight of Cybersecurity Risks

Our full Board of Directors ("Board") provides ultimate oversight for the cybersecurity program and has delegated to the Audit and Risk Committee primary oversight of cybersecurity risks. The Audit and Risk Committee receives regular, quarterly reports from our Chief Information Security and Fraud Prevention Officer ("CISO") and a cross-functional cybersecurity, compliance, risk, and fraud team. These reports include cybersecurity and anti-fraud efforts, including updates, metrics, and trends, such as the status of prior security events, existing and emerging threat landscapes, the results of audits or assessments, fraud prevention efforts, vulnerability detection and disclosure changes, and the status of projects to strengthen our security systems and improve incident readiness, and how these may affect broader enterprise risk management. Under our incident response processes, the CISO, or other management, reports certain incidents to the Audit and Risk Committee or the full Board, as appropriate.

Oversight of Environmental, Social, and Governance Risks

The Board has been highly engaged with management on the evolution of Intuit's ESG practices and reporting. The Board oversees the assessment of ESG risks as part of the development of our overall long-term strategy. Given our cross-functional approach to ESG, ESG oversight responsibility is allocated across the Board's committees based on their areas of expertise.

Compensation and Organizational Development Committee

Oversees our DEI initiatives in support of organizational development, including pay equity, and considers our True North Goals relating to workforce diversity in making executive compensation decisions

Nominating and Governance Committee

Oversees our corporate responsibility strategy and goals, including environmental, sustainability and social matters

Audit and Risk Committee

Oversees our cybersecurity and anti-fraud practices, as well as our disclosure practices relating to ESG

Oversight of AI Risks

The Audit and Risk Committee oversees our compliance programs, including our responsible AI governance framework that supports how we responsibly develop, operate, and scale our AI-driven expert platform. This framework helps us to proactively identify and mitigate potential negative unintended consequences that could result from our AI systems. As part of this responsibility, the committee receives regular reports from the company's cross-functional AI Governance Committee, the executive level committee that oversees the company's deployment of AI across its offerings.

Oversight of Management Succession Planning

The Board's oversight of management succession planning is key to ensure the company's continuing ability to solve the most pressing problems of its customers in the future. Our thoughtful and orderly approach to long-term leadership development and succession planning of management is overseen by our Compensation Committee and discussed by the full Board on at least an annual basis. This process includes discussions about the succession process and timeline, assessments of successor candidates for the CEO and other senior leadership positions, the leadership pipeline and development plans for the next generation of senior leadership, and organizational development. The Compensation Committee also oversees crisis succession plans.

Board Leadership Structure

Each year, the Board reviews its leadership structure and determines whether, at the time, it is in the best interests of Intuit and our stockholders for the roles of Board Chair and CEO to be held by the same person or by different people. When the same person serves as both Board Chair and CEO, our Corporate Governance Principles require the independent directors to appoint a Lead Independent Director. When the roles are separated and the Board Chair is not independent, the independent directors may appoint a Lead Independent Director.

Currently, the roles of Board Chair and CEO are separated, and the Board Chair is an independent director. While separation of the Board Chair and CEO roles is not required under our bylaws or Corporate Governance Principles, the Board believes that at this time this leadership structure is appropriate for us and in the best interests of Intuit and our stockholders. In particular, the Board believes this structure provides an effective balance between strong company leadership and oversight by independent directors with expertise from outside the company, and enables Mr. Goodarzi to focus his attention on executing our business strategy and leading our operations.

In October 2024, Ms. Nora Johnson was re-appointed as Board Chair. At this time, the Board has determined that it is not necessary to appoint a Lead Independent Director given that Ms. Nora Johnson is an independent director.

Role of the Board Chair



As Board Chair, Ms. Nora Johnson's responsibilities include the following.

- **Presiding at meetings** of the Board, including executive sessions of the independent directors, which occur at least quarterly
- **Approving the agenda** for Board meetings (in consultation with the CEO) and the schedule for Board meetings to provide sufficient time for discussion of all agenda items
- **Ensuring the Board** receives adequate and timely information
- **Conducting the annual board evaluation** with an independent third-party at the direction of the Nominating and Governance Committee
- **Being available** for consultations and communications with stockholders as appropriate
- **Calling executive sessions** of the independent directors
- **Facilitating the critical flow of information** between the Board and senior management
- **Calling special meetings** of the Board and stockholders

Board, Committee, and Annual Stockholder Meetings

The Board and its committees hold regular meetings throughout the year on a set schedule, and also hold special meetings and act by written consent from time to time, as appropriate. The Board held four meetings during fiscal 2024.

The Board expects that all directors will prepare for, attend and participate in all Board and applicable committee meetings, and will see that other commitments do not materially interfere with their service on the Board. During fiscal 2024, all current directors attended at least 75% of the aggregate number of meetings of the Board and the committees on which they served.

Our Corporate Governance Principles encourage all directors to attend our Annual Meeting of Stockholders. Nine of the 11 directors who were serving at the time of the 2024 Annual Meeting of Stockholders attended that meeting.

> The Board regularly convenes executive sessions among all Board members, and at every regular Board meeting, the independent directors meet separately.

Director Orientation and Continuing Education

New directors receive orientation that includes written materials, briefings, and educational opportunities designed to permit them to become familiar with the company and enable them to better perform their duties. In addition, the Board receives periodic updates on regulatory and other developments relevant to the Board from management and outside experts. Board members are also encouraged to attend outside director education programs and we reimburse them for the associated costs and expenses.

Board Composition

Director Independence

To be considered independent under the Nasdaq rules, a director must meet several bright-line tests, including that the director is not, and for the last three years has not been, employed by Intuit and that neither the director nor any of his or her family members has engaged in certain types of business dealings with Intuit. The Nominating and Governance Committee and the full Board annually review relevant transactions, relationships and arrangements that may affect the independence of our Board members. As required by Nasdaq rules, the Board also makes a determination that, in its opinion, no relationship exists that would interfere with any independent director's exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, the Board reviews and discusses information provided by the directors and by Intuit with regard to each director's business and personal activities as they relate to Intuit, Intuit's management and the Board.

The Board also considers the tenure of a director and whether the duration of service could impact the director's independence from management, including the director's engagement with management and the effectiveness of the director's participation in Board and committee deliberations. The Board believes that a balanced mix of board tenure is effective in providing oversight and that our longer-serving directors with extensive relevant experience and institutional knowledge of Intuit bring critical skills to the boardroom. In particular, the Board believes that given the size of our company, the breadth of our offerings, and the increasing regulatory complexity that we face (in critical areas like financial services), our longer-tenured directors bring a deeper understanding of the company and the risks that we face.

Upon review of these relationships and other information provided by our director nominees, the Board determined that there are no relationships that would interfere with the exercise of independent judgment by Intuit's independent directors in carrying out their responsibilities as directors, and that the following director nominees are independent: Ms. Burton, Mr. Dalzell, Ms. Liu, Ms. Mawakana, Ms. Nora Johnson, Mr. Norrod, Mr. Prabhu, Mr. Roslansky, Mr. Szkutak, Mr. Vazquez, and Mr. Yuan.

At each regularly scheduled meeting of the Board and its committees, independent Board members meet in closed session without any company management present. The independent Board members also meet to review the CEO's performance evaluation and compensation decisions, at the direction of the Compensation Committee.

Qualifications of Directors

The Nominating and Governance Committee believes that all nominees for Board membership should possess the following.

- The highest ethics, integrity, and values
- An inquisitive and objective perspective, practical wisdom, and mature judgment
- Broad, high-level experience in business, technology, government, education, or public policy
- A commitment to representing the long-term interests of Intuit's stockholders
- Sufficient time to carry out the duties of an Intuit director

When evaluating candidates for director, the Nominating and Governance Committee considers the full range of skills it has determined should be represented on the Board, as shown in Proposal 1. The committee also considers other factors, such as independence, diversity, expertise, specific skills, and other qualities that may contribute to the Board's overall effectiveness. The committee may engage third-party search firms to assist in identifying and evaluating director candidates.

The Board and the Nominating and Governance Committee seek nominees with a diverse set of skills and personal characteristics that will complement the skills, personal characteristics and experience of our existing directors and provide an overall balance of perspectives and backgrounds. The committee will include in the initial pool of candidates for nomination as a new director individuals with a diversity of gender, race, and ethnicity, among other backgrounds and experiences. In selecting nominees, the committee looks for individuals with varied professional experience, backgrounds, knowledge, skills, and viewpoints in order to build and maintain a board that, as a whole, provides effective oversight of management. As part of its annual evaluation process, the committee assesses its ability to build an effective and diverse board.

Stockholder Recommendations of Director Candidates

Our Nominating and Governance Committee will consider director candidates recommended by stockholders. You may find our Corporate Governance Principles, which outline our Board membership criteria, at https://investors.intuit.com/corporate-governance/conduct-and-guidelines/default.aspx. Any stockholder who wishes to recommend a candidate for the committee's consideration should submit the candidate's name and qualifications via our website at https://investors.intuit.com/corporate-governance/conduct-and-guidelines/contact-the-board/default.aspx or by mail to the Nominating and Governance Committee, c/o Corporate Secretary, Intuit Inc., P.O. Box 7850, Mail Stop 2700, Mountain View, California 94039-7850. For faster delivery, we suggest that any communications be made via our website. The committee's policy is to evaluate candidates properly recommended by stockholders in the same manner it evaluates candidates recommended by management or current Board members. Recommendations for director nomination received by the Corporate Secretary that satisfy our bylaw requirements will be presented to the Nominating and Governance Committee for its consideration.

In addition, our bylaws permit stockholders (either individually or in a group of up to 20 stockholders) that have owned 3% or more of Intuit's outstanding shares continuously for at least three years to submit director nominees (the greater of two directors or up to 20% of our Board) for inclusion in our proxy materials. For additional information, see Stockholder Proposals and Nominations for the 2026 Annual Meeting of Stockholders.

Service on Other Boards and Job Changes

Each director is expected to see that their other existing and planned future commitments do not materially interfere with their service on the Board. Directors generally may not serve on the boards of more than five public companies, including Intuit's Board. In fiscal 2024, none of our directors served on more than two other public company boards at the same time that they served on our Board. We annually review each director's compliance with the policy.

Any director who has a principal job change, including retirement, must offer to submit a letter of resignation to the Board Chair. The Board, in consultation with the Nominating and Governance Committee, will determine whether to accept or reject any such resignation offer after considering whether the composition of the Board remains appropriate under the new circumstances.

Board Committees and Charters

The Board has delegated certain responsibilities and authority to its four standing committees: Acquisition Committee, Audit and Risk Committee, Compensation Committee, and Nominating and Governance Committee. Committees report regularly to the full Board on their activities and actions.

Each committee has a charter that it reviews annually, making recommendations to the Board for any charter revisions that might be needed to reflect evolving best practices and stock exchange or other requirements. All four committee charters are available on our website at https://investors.intuit.com/corporate-governance/committee-composition/default.aspx. The members of each committee are independent and appointed by the Board based on recommendations of the Nominating and Governance Committee. Committee members have the opportunity to meet in closed session, without management present, during each committee meeting.

AC

Acquisition Committee

Meetings in fiscal 2024: 4



Chair: Richard L. Dalzell



Other Members:
Deborah Liu
Forrest Norrod
Vasant Prabhu
Ryan Roslansky
Raul Vazquez

Key Responsibilities

- Reviewing and approving acquisition, divestiture and strategic investment transactions proposed by Intuit's management if the total amount to be paid or received by Intuit meets certain Board-established requirements, which the Board periodically revisits.
- Regularly reporting to the Board the committee's activities and actions relating to acquisitions, divestiture and strategic investment transactions, including ongoing assessments of completed transactions.

ARC

Audit and Risk Committee

Meetings in fiscal 2024: 9



Chair: Thomas Szkutak



Other Members:
Eve Burton
Richard L. Dalzell
Forrest Norrod
Vasant Prabhu
Raul Vazquez
Eric S. Yuan

Key Responsibilities

- Representing and assisting the Board in its oversight of Intuit's financial reporting, internal controls and audit functions.
- Selecting, evaluating, retaining, compensating and overseeing Intuit's independent registered public accounting firm.
- Overseeing cybersecurity and other risks relevant to our information technology environment, including by receiving regular cybersecurity updates from Intuit's management team.
- Receiving and reviewing periodic reports from management regarding Intuit's ethics and compliance programs.

Our Board has determined that each member of the Audit and Risk Committee is both independent (as defined under applicable Nasdaq listing standards and SEC rules related to audit committee members) and financially literate (as required by Nasdaq listing standards). The Board also has determined that each of Mr. Prabhu, Mr. Szkutak, Mr. Vazquez, and Mr. Yuan qualifies as an "audit committee financial expert" as defined by SEC rules, and has "financial sophistication" in accordance with Nasdaq listing standards.

The Audit and Risk Committee held closed sessions with our independent registered public accounting firm, Ernst & Young LLP, during all of its regularly scheduled meetings in fiscal 2024.

CODC

Compensation and Organizational Development Committee

Meetings in fiscal 2024: 6



Chair: Suzanne Nora Johnson



Other Members:
Deborah Liu
Tekedra Mawakana
Ryan Roslansky

Key Responsibilities

- Assisting the Board in reviewing and approving executive compensation and in overseeing organizational and management development for executive officers and other Intuit employees.
- Together with the CEO and the Chief People & Places Officer, periodically reviewing Intuit's key management personnel from the perspectives of leadership development, organizational development, and succession planning.
- Evaluating Intuit's strategies for hiring, developing and retaining executives in an increasingly competitive environment, with the goal of creating and growing Intuit's "bench strength" at senior executive levels.
- Annually reviewing our non-employee director compensation programs and making recommendations on the programs to the Board.
- Overseeing our stock compensation programs.
- Overseeing broader organizational development activities and human capital management, including management depth and strength assessment; company-wide organization and talent assessment; employee recruitment, engagement and retention; workplace environment and culture; employee health and safety; and pay equity.
- Overseeing our DEI initiatives in support of organizational development.

For more information on the responsibilities and activities of the Compensation Committee, including its processes for determining executive compensation, see the Compensation and Organizational Development Committee Report and Compensation Discussion and Analysis below, particularly the discussion of the Role of Compensation Consultants, Executive Officers and the Board in Compensation Determinations. The Compensation Committee may delegate any of its responsibilities to subcommittees or to management as the committee may deem appropriate in its sole discretion.

Our Board has determined that each member of the Compensation Committee is independent under Nasdaq listing standards applicable to compensation committee members and a "Non-Employee Director," as defined in Rule 16b-3 of the Exchange Act. During fiscal 2024, the Compensation Committee held closed sessions with the independent compensation consultant during all of its regularly scheduled meetings.

NGC

Nominating and Governance Committee

Meetings in fiscal 2024: 4



Chair: Eve Burton



Other Members:
Tekedra Mawakana
Suzanne Nora Johnson
Thomas Szkutak
Eric S. Yuan

Key Responsibilities

- Reviewing and making recommendations to the Board regarding Board composition and our governance standards.
- Evaluating the skills, experience, diversity and other characteristics that are appropriate to promote the effectiveness of the Board.
- Identifying and evaluating candidates for director.
- Overseeing our Political Accountability Policy, Corporate Governance Principles, and Board Code of Ethics, and reviewing each of these documents on an annual basis.
- Overseeing Intuit's practices relating to corporate responsibility, including environmental, sustainability, and social matters, and discussing with management periodic reports on the company's (i) progress on ESG matters and (ii) communications with stockholders and other stakeholders regarding these matters.
- Overseeing orientation and continuing education for directors.
- Assisting the Board's oversight of the company's engagement with stockholders.

From time to time, the committee retains a third-party search firm to help identify potential director candidates.

Our Board has determined that each member of the Nominating and Governance Committee is independent, as defined under applicable Nasdaq listing standards.

Annual Board Evaluation

The Nominating and Governance Committee oversees this process, which is led by the Board Chair and facilitated by an independent third party.

The evaluation process		How results are used
1	Each Board member assesses the performance of the Board as a whole and the other directors.	**by the Board,** to identify skills, expertise, experience, or other characteristics that may be desirable in new Board candidates
2	Each Board member assesses the performance of the committees, including how well each committee keeps the full Board informed.	**by the Board,** to identify each director's strengths and areas of opportunity and to provide insight into how each Board member can be most valuable to Intuit
3	Each committee member assesses the performance of each committee on which he or she sits, including by evaluating the specific areas over which the committee has oversight responsibility.	**by the Board,** to continually improve governance processes, including the flow of information from committees to the Board and the evaluation process itself
4	Board members meet individually with the Board Chair and the independent third party to discuss their assessments and to provide further feedback.	**by all Board committees,** to evolve meeting agendas so the information they receive enables them to effectively address the issues they consider most critical
5	The Board Chair and the independent third party share feedback received with individual directors, the Nominating and Governance Committee, and the full Board.	**by the Nominating and Governance Committee,** as part of its annual review of each director's performance when considering whether to nominate the director for re-election to the Board
6	The full Board reviews and discusses the feedback.	

Each year, our Board members assess the performance of the Board and its committees, including evaluation of the following.

Topics covered by the Board during the year

Board members evaluate the broad and evolving range of focus areas in order to assess the board's effectiveness.

Board culture and structure

Board members evaluate the board's ability to have candid discussions, the rigor of the decision making, and the board's composition.

Board processes

The Board considers, among other things, the number of meetings, allocation of time for discussions, and Board performance.

Information and resources received by the Board

Board members assess, among other things, the quality of the materials the Board receives and the performance of advisors to the Board and its committees.

Effectiveness of each Board committee and fellow members

Board members assess the effectiveness of each committee and the quality of the reports that the Board receives from the committees.

Transactions with Related Persons

The Audit and Risk Committee is responsible for reviewing, and approving or ratifying, as appropriate, transactions between Intuit (or one of our subsidiaries) and any “related person” of Intuit. Under Securities and Exchange Commission (“SEC”) rules, “related persons” include directors, officers, nominees for director, 5% stockholders, and any of their respective immediate family members. The Audit and Risk Committee has adopted a written policy, which is described below, to evaluate these transactions for approval or ratification.

Identifying related persons. We collect and update information about our directors, executive officers, individuals related to them and their respective affiliated entities through annual Director & Officer Questionnaires and quarterly director and executive officer affiliation summaries. Directors and executive officers provide the names of their immediate family members as well as the entities with which they and their immediate family members are affiliated, including board memberships, executive officer positions, and positions with charitable organizations.

Audit and Risk Committee annual pre-approval. On an annual basis, Intuit’s accounting, procurement and legal departments prepare requests for pre-approval of transactions or relationships involving related persons or parties with which Intuit is expected to do business during the upcoming fiscal year. During its regular fourth quarter meeting, the Audit and Risk Committee reviews these requests including the material terms of the transaction and the nature of the related person’s interests, and generally pre-approves annual spending and/or revenue levels for each transaction or relationship.

Periodic approvals. During the year, the list of known related persons is circulated to appropriate Intuit employees and is used to identify transactions with related persons. If we identify an actual or potential transaction with a related person that was not pre-approved by the Audit and Risk Committee, Intuit’s legal department collects information regarding the transaction, including the identity of the other party, the value of the transaction, and the size and significance of the transaction to both Intuit and the other party. This information is provided to the Audit and Risk Committee, which in its discretion may approve, ratify, rescind, place conditions upon, or take any other action with respect to the transaction.

Monitoring approved transactions and relationships. Following approval by the Audit and Risk Committee, Intuit employees review and monitor the “related person” transactions and relationships from time to time. If transaction levels approach the approved limits, a new approval request is submitted to the Audit and Risk Committee for review at its next meeting.

Since the beginning of fiscal 2024, there have been no transactions, and there currently are no proposed transactions, in excess of $120,000 between Intuit (or one of our subsidiaries) and a related person in which the related person had or will have a direct or indirect material interest.

Insider Trading Policy

Our Policy Prohibiting Insider Trading governs the trading of our securities by our directors, officers, employees and the company. It prohibits the purchase and sale of Intuit stock while an individual is in possession of material nonpublic information and provides for trading windows during which stock can be bought, sold or otherwise transferred. It also prohibits the placement of Intuit securities into a margin account, pledging any Intuit securities as a collateral for a loan, trading in put or call options or other derivatives of Intuit securities, engaging in short sales of Intuit securities, or purchasing any other financial instruments (including prepaid variable forward contracts, equity swaps, collars, and exchange funds) that are designed to hedge or offset any decrease in the market value of Intuit securities held directly or indirectly. We believe that the policy is reasonably designed to promote compliance with applicable insider trading laws, regulations, and rules.

Stockholder Engagement

Intuit regularly engages with stockholders to better understand their perspectives. During fiscal 2024, we held discussions with many of our largest stockholders during scheduled events, including our 2024 Annual Meeting of Stockholders and our annual investor day (“Investor Day”), as well as in regularly held private meetings throughout the year.

Investor Day

In September 2024, we hosted our annual Investor Day at our offices in Mountain View, California. This program gave stockholders the opportunity to hear directly from our management team about Intuit’s performance in fiscal 2024, as well as our short- and long-term growth strategies and financial principles. Stockholders that attended were able to ask questions of management. Intuit’s leadership team also presented product demonstrations aligned to several of our Big Bet strategic initiatives. The Investor Day materials can be viewed at https://investors.intuit.com/news-events/ir-calendar/detail/20240926-intuits-annual-investor-day.

Investor Outreach

Members of the management team and, at times, the Board Chair regularly hold private meetings with stockholders to discuss their perspectives and solicit feedback on various topics.

We invited shareholders representing approximately


53%
of shares
outstanding

Since our 2024 Annual Meeting, we invited the holders of approximately 53%* of our shares to meet with us to discuss, among other things, our corporate governance, executive compensation practices and ESG progress.

We met with shareholders representing approximately


31%
of shares
outstanding

Investors holding approximately 31%* of our outstanding shares accepted the invitation to meet with our management team to discuss these important matters.

*As of September 30, 2024

During the fall fiscal 2025 outreach, we discussed the following topics with stockholders:

- Our governance approach to the use of AI in our business, including our Responsible AI principles
- Risk management program overseen by the Board, including risks relating to cybersecurity, AI, and ESG matters
- Board oversight of organizational development, including succession planning
- Board oversight of human capital matters, such as employee engagement and attracting, engaging, and retaining our employees
- Board diversity, skills, refreshment, evaluation, structure, and composition
- Our climate initiatives, including our net-zero goals and strategies to achieve them, and related disclosures
- Our DEI efforts, including the diversity of our workforce and pay equity matters, our strategies to achieve our workforce representation goals, and related progress and disclosures
- Board oversight of acquisition and integration risks
- Our approach to executive compensation and alignment between our strategy and our executive compensation practices

Stockholder feedback informs meaningful Board action.

In general, feedback from our stockholders regarding our executive compensation, ESG, DEI, and corporate governance practices is positive. The Board carefully considers the feedback from stockholders and has incorporated it where appropriate. Some examples over the last several years include:

Enhanced Public Reporting

- Publicly disclosing responsible AI principles that guide how we operate and scale our AI-driven expert platform
- Beginning to report climate data against the ISSB framework
- Providing more robust disclosures about the key skills and expertise of our Board members
- Expanding our disclosures to include our ESG and DEI strategies and goals and our progress on them
- Making our EEO-1 reports publicly available on our investor relations website
- Disclosing the self-identified race and ethnicity data of our Board members and workforce

Meaningful Action to Drive Change

- Setting and disclosing science-based net-zero emissions targets
- Amending the Nominating and Governance Committee charter to affirm that it will include in the initial pool of candidates for nomination as a new director individuals with a diversity of gender, race, and ethnicity

Expanded Board Oversight Disclosures

- Expanding our proxy and other disclosures, including, for example, to provide more information about Board oversight of our responsible AI practices, cybersecurity, corporate responsibility, human capital, DEI and corporate culture
- Amending the charter of our Nominating and Governance Committee to explicitly provide for that committee's oversight of corporate responsibility, including ESG matters
- Amending the charter of our Compensation Committee to explicitly provide for that committee's oversight of DEI matters in support of organizational development

We will continue to engage with our stockholders on a regular basis in order to understand their perspectives and incorporate their feedback, as appropriate, on our performance, business strategies, executive compensation programs, and corporate governance practices.

Stockholder Communications with the Board

Any stockholder may communicate with the entire Board or individual directors through our Corporate Secretary via our website at https://investors.intuit.com/corporate-governance/conduct-and-guidelines/contact-the-board/default.aspx or by mail c/o Corporate Secretary, Intuit Inc., P.O. Box 7850, Mail Stop 2700, Mountain View, California 94039-7850. For faster delivery, we suggest that any communications be made via our website. The Board has instructed our Corporate Secretary to review this correspondence and determine whether matters submitted are appropriate for Board consideration. The stockholder communications determined to be appropriate for Board consideration are reviewed by the Nominating and Governance Committee on behalf of the Board. Our Corporate Secretary may forward certain communications elsewhere in the company for review and possible response. Communications such as product or commercial inquiries or complaints, job inquiries, surveys, business solicitations, advertisements, or patently offensive or otherwise inappropriate material are not forwarded to the Board.

True North Goals for Communities and Employees

At Intuit, a way we hold ourselves accountable to our mission to power prosperity around the world is to set measurable True North Goals to deliver for our employees, customers, communities, and shareholders. We set ambitious True North Goals to deliver for the communities we serve through job creation, job readiness, and sustainability initiatives. We also set True North Goals to help us attract, retain and develop a workforce that reflects the diversity of our customers. The Board's oversight of these True North Goals is described under Board's Oversight of Risk in the Corporate Governance section.

Job Creation

We believe that talent is dispersed equally, but the opportunity to prosper is not. Rapid technological, environmental, and societal shifts are driving rising inequality in communities across the globe, leading to a lack of job opportunities in many communities today. Our Prosperity Hub Program works to address these challenges by creating job opportunities in underserved communities, which are designed to spark economic prosperity through physical and virtual call centers and provide an economic boost for those living in these communities. Working with key customer success partner-employers, we hire, train, and retain talent to provide domain and product expertise supporting our offerings. We launched our first Prosperity Hub in 2016 and, in fiscal 2024, our Prosperity Hubs had supported approximately 18,200 seasonal and year-round jobs in these communities. While just shy of our goal of 18,900, the jobs generated $202 million of economic impact to underserved communities, exceeding our fiscal 2024 goal of $192 million. For fiscal 2024, increases in job efficiency reduced the number of jobs required to support our customers.

In fiscal 2024, our Prosperity Hubs had supported approximately

18,200 seasonal and year-round jobs

in underserved communities

Job Readiness

We are committed to providing the education and training that prepares students for a prosperous tomorrow. Our programs are designed to spark economic prosperity by preparing students for jobs of the future, increasing education equity and teaching finance and durable skills. In fiscal 2024, we continued to partner on these programs with underserved school districts across the United States, and we introduced our Food Truck Program—a free work-based program to provide hands-on training in running a business in high schools—to five school districts. Since fiscal 2020, we have prepared over 4.7 million students for jobs, exceeding our fiscal 2024 cumulative goal of 3.6 million students.

Better prepared over

4.7 million students

for jobs since fiscal 2020

Positive Impact on Climate

We have long been focused on making a positive impact on climate, a significant issue that we believe directly affects prosperity among communities, ecosystems, and businesses. We take a holistic approach to climate and sustainability, driving initiatives both internally within our operational footprint as well as externally in support of the communities we serve. We designed our Climate Positive program to drive climate action in the communities we serve, including many underserved communities. By the end of fiscal 2024, under this program, we reduced greenhouse gas emissions in communities, many of which are underserved, by 611,000 metric tonnes (since fiscal 2020), exceeding our fiscal 2024 goal of 600,000 metric tonnes. In addition, we are committed to reaching net-zero greenhouse gas (GHG) emissions across our value chain by fiscal 2040, including Scopes 1, 2, and 3. This target has been validated and approved by the Science Based Targets initiative (SBTi), a global body that enables businesses to set ambitious emissions reduction targets in line with the latest climate science and is also aligned with the Paris Climate Accords, an international treaty on climate change that calls for net-zero global emissions by 2050.

Committed to reach

net-zero greenhouse gas emissions

by fiscal 2040, including Scopes 1, 2, and 3

Diversity, Equity, and Inclusion

Since our founding, we've put our people first. At the foundation of our culture is an enduring commitment to DEI, which fosters a workplace where employees can do the best work of their lives, and help us better serve our diverse customers and fulfill our mission of powering prosperity for all. Our Stronger Together value emphasizes that diverse perspectives fuel innovation. A core element of our employee True North Goal is representation, a measurement we believe monitors our efforts to attract and develop the broadest pool of top talent, ensuring that individuals from all backgrounds have an equal opportunity to be employed and succeed at Intuit. While these goals align with our long-term vision of a workforce that reflects the diversity of our customers, they're aspirational and we don't set quotas or make employment decisions based on an individual's identity. Our Chief Diversity, Equity & Inclusion Officer leads a dedicated team and cross-functional partners in our DEI efforts. Our Compensation Committee oversees Intuit's DEI initiatives in support of organizational development.

We strive to reward employees with compensation that is market-competitive, fair, and equitable across gender, race, and ethnicity. We invest in this commitment by performing pay equity analyses twice a year using an independent, third-party vendor. We are transparent about our pay equity results and have multiple avenues for employees to raise any questions about their pay.

To learn more about these initiatives, see our Corporate Responsibility website at https://www.intuit.com/company/corporate-responsibility/ and our DEI website at https://www.intuit.com/company/diversity/.

Proposal No. 1 – Election of Directors

Our Director Nominees

The Board currently consists of 13 directors, all of whom are standing for election or re-election to the Board at the Meeting. Based on the recommendations of the Nominating and Governance Committee, the Board has nominated Eve Burton, Scott D. Cook, Richard L. Dalzell, Sasan K. Goodarzi, Deborah Liu, Tekedra Mawakana, Suzanne Nora Johnson, Forrest Norrod, Vasant Prabhu, Ryan Roslansky, Thomas Szkutak, Raul Vazquez, and Eric S. Yuan for election at the Meeting. All of the nominees were elected to the Board by our stockholders at our 2024 annual meeting of stockholders, except for Mr. Prabhu who joined the Board in May 2024 and Mr. Norrod who joined the Board in July 2024. A special search committee of the Board identified and presented several candidates to the Board for consideration. After interviewing each of Mr. Prabhu and Mr. Norrod, the Board determined that each candidate's backgrounds, skills, and experiences made him an excellent match to complement the existing skills on the Board.

Diversity of Skills and Expertise

Our Board is currently composed of a group of leaders with broad and diverse experience in many areas, as shown below. These are the skills and qualifications our Board considers important for our directors in light of our current business and structure. Our Board members have acquired these diverse skills through their accomplished careers and their service as executives and directors of a wide range of other public and private companies.

Customer domain expertise - consumer and small and mid-market
10 director nominees

Go-to-market, digital marketing, partnerships, and international expertise
13 director nominees

Public company board experience (current and former)
12 director nominees

Product domain expertise - SaaS, mobile, services, and money innovation
11 director nominees

Public policy/ government relations
5 director nominees

Financial acumen or expertise, including CEO/ CFO or audit committee experience
13 director nominees

Technology domain expertise - software development, cloud, data, AI, platform, and cybersecurity
11 director nominees

C-suite experience (current and former)
13 director nominees

Proven business acumen, collaboration, and industry engagement
13 director nominees

The charts in the Proxy Summary on page 5 provides additional detail regarding the tenures, ages, genders, and diversity of our Board members.

Board Refreshment

Our directors have an extensive breadth of professional backgrounds, including as entrepreneurs, technologists, operational and financial experts, and global enterprise leaders. In addition, our slate of nominees reflects a balance between Intuit's commitment to thoughtful Board refreshment and the value of the experience that our longer-tenured directors bring, as well as a diversity of backgrounds, experiences, and perspectives. In the past year, we've added two new independent directors to our Board. Five of our 11 continuing independent director nominees have served on our Board for five or fewer years. We describe the Nominating and Governance Committee's processes for identifying director nominees and reviewing the Board's composition in the Corporate Governance section.

Director Biographies

Eve Burton



Executive Vice President and Chief Legal Officer, The Hearst Corporation

Independent

Director since: 2016

Committees:
Nominating and Governance (Chair), Audit and Risk

Age: 66

Professional Background

The Hearst Corporation, one of the nation's largest global diversified communications and software companies

- Executive Vice President and Chief Legal Officer since December 2019
- Senior Vice President, General Counsel, 2012-2019
- Vice President and General Counsel, 2002-2012
- Member of Board of Directors, CEO's strategic advisory group and the Hearst Venture Investment Committee
- Founder and Chairwoman of HearstLab, which invests in women-led startups

Ms. Burton manages a global legal team that provides services to all of Hearst's more than 350 businesses around the world. In addition, she oversees compliance, government affairs and innovation programs. She is also one of Hearst's leaders in M&A and in establishing worldwide strategic enterprise deals.

Prior to joining Hearst, Ms. Burton served as Vice President and Chief Legal Counsel at Cable News Network (CNN). She serves on the board of directors of A&E Television Networks LLC and previously served on the board of directors of AOL.

Other Affiliations

- The David and Helen Gurley Brown Institute for Media Innovation at Stanford and Columbia Universities

Education

- Bachelor of Arts, Hampshire College
- Juris Doctor, Columbia Law School

Key Skills and Experience

- Legal and business experience as an EVP and the chief legal officer of a global company engaged in a broad range of diversified communications and software businesses, including consumer and digital media, health, transportation, and financial services, as well as strategic partnerships and investments
- Insights into operational and security issues facing online consumer services companies and business-to-business software companies
- Expertise in the technology, go-to-market, and public policy domains
- "Financial sophistication" (in accordance with Nasdaq listing standards)

Other Public Company Boards

None

Scott D. Cook



Founder, Intuit Inc.

Director since: 1984

Committees:
None

Age: 72

Professional Background

Intuit

- Founder
- Chairman of the Board, 1993-1998
- President and Chief Executive Officer, 1984-1994

Mr. Cook served on the board of directors of The Procter & Gamble Company from 2000 to 2020, where he was a member of the Compensation and the Technology & Innovation Committees, and on the board of directors of eBay Inc. from 1998 to 2015, where he was a member of the Corporate Governance and Nominating Committee.

Education

- Bachelor of Arts, Economics and Mathematics, University of Southern California
- Master of Business Administration, Harvard Business School

Key Skills and Experience

- Experience as an entrepreneur and corporate executive with a background in guiding and fostering innovation at companies in technology and other sectors
- Extensive knowledge of Intuit's operations, markets, customers, management and strategy
- Experience as a board member of other large, global, consumer-focused companies
- Expertise in the customer, technology, product and go-to-market domains

Other Public Company Boards

None

Richard L. Dalzell



Former Senior Vice President and Chief Information Officer, Amazon.com, Inc.

Independent

Director since: 2015

Committees:
Acquisition (Chair), Audit and Risk

Age: 67

Professional Background

Amazon

- Senior Vice President of Worldwide Architecture and Platform Software and Chief Information Officer, 2001-2007
- Senior Vice President and Chief Information Officer, 2000-2001
- Vice President and Chief Information Officer, 1997-2000

Before he joined Amazon, Mr. Dalzell was Vice President of the Information Systems Division at Walmart Inc. for three years. Mr. Dalzell was a director of AOL.com, Inc. from 2009 until it was acquired by Verizon Communications Inc. in 2015. He also served as a member of the board of directors of Twilio, Inc. from 2014 to 2023, where he was a member of the Nominating and Governance Committee.

Education

- Bachelor of Science, Engineering, the United States Military Academy at West Point

Key Skills and Experience

- Extensive experience, expertise and background in information technology, platform software, cloud computing, and cybersecurity, as well as a global perspective
- Corporate leadership experience gained from his service in various senior executive roles
- Expertise in the product, technology and go-to-market domains

Other Public Company Boards

None

Sasan K. Goodarzi



President and Chief Executive Officer, Intuit Inc.

Director since: 2019

Committees:
None

Age: 56

Professional Background

Intuit

- President and CEO since 2019
- Executive Vice President and General Manager of the Small Business & Self-Employed Group, 2016-2018
- Executive Vice President and General Manager of the Consumer Tax Group, 2015-2016
- Senior Vice President and General Manager of the Consumer Tax Group, 2013-2015
- Senior Vice President and Chief Information Officer, 2011-2013
- Led several business units, including Intuit Financial Services and the professional tax division, 2004-2010

Mr. Goodarzi served as Chief Executive Officer of Nexant Inc., a privately held provider of intelligent grid software and clean energy solutions, for ten months beginning in November 2010. Prior to joining Intuit, Mr. Goodarzi worked for Invensys, a global provider of industrial automation, transportation and controls technology, serving as Global President of the Products group. He also held a number of senior leadership roles in the automation control division at Honeywell.

Education

- Bachelor of Science, Electrical Engineering, University of Central Florida
- Master of Business Administration, Kellogg School of Management at Northwestern University

Key Skills and Experience

- Deep understanding of Intuit's business and culture
- Instrumental contributions to and experience in developing and executing our strategic priorities
- Expertise in the customer, product, technology, go-to-market, and public policy/government relations domains

Other Public Company Boards

Atlassian Corporation Plc since 2018 (chairs the Compensation and Leadership Development Committee)

Deborah Liu



President, Chief Executive Officer and Director, Ancestry.com LLC

Independent

Director since: 2017

Committees: Acquisition, Compensation and Organizational Development

Age: 48

Professional Background

Ancestry.com, a family history and consumer genomics company

- President, Chief Executive Officer and member of the board of directors since March 2021

Facebook (now Meta Platforms, Inc.)

- Held several senior executive positions, including Vice President of FB App Commerce, Vice President, Platform Marketplace, and Director of Product Management, 2014 -2021
- Helped create Facebook's commerce and payments businesses
- Led the development of Facebook's first mobile ad product for apps and Audience Network
- Built Facebook's games business and payments platform

Ms. Liu has worked in the tech industry for over 20 years. Prior to Facebook, she spent several years in product roles at PayPal and eBay, including leading the integration between the two products. She holds several payments and commerce-related patents.

Other Affiliations

- Founder of Women in Product, a nonprofit to connect and support women in the product management field

Education

- Bachelor of Science, Civil Engineering, Duke University
- Master of Business Administration, Stanford Graduate School of Business

Key Skills and Experience

- Extensive executive management experience in large global technology companies
- Deep technical understanding of mobile platforms
- Strong background building personalized and rich experiences across apps, products, people, and third-party integrations
- Expertise in the customer, product, technology, and go-to-market domains

Other Public Company Boards

None

Tekedra Mawakana



Co-Chief Executive Officer and Director, Waymo LLC

Independent

Director since: 2020

Committees: Compensation and Organizational Development, Nominating and Governance

Age: 53

Professional Background

Waymo, an autonomous driving technology company

- Co-Chief Executive Officer and member of board of directors since April 2021
- Chief Operating Officer, 2019-April 2021
- Chief External Officer, 2018-2019
- Global Head of Policy, 2017-2018

Prior to joining Waymo, Ms. Mawakana served as Vice President, Global Government Relations and Public Policy at eBay from 2016 to 2017 and Vice President and Deputy General Counsel, Global Public Policy at Yahoo from 2013 to 2016. She started her career at the DC-based law firm Steptoe & Johnson LLP.

Other Affiliations

- Member of the Advisory Council to Boom Technology Inc.
- Former Member of the Board of Industry Leaders of the Consumer Technology Association

Education

- Bachelor of Arts, Trinity College (now Trinity Washington University)
- Juris Doctor, Columbia Law School

Key Skills and Experience

- Extensive experience in advising publicly traded consumer technology companies on global regulatory policy
- Deep understanding of public policy related to commerce and advanced applications of artificial intelligence and machine learning
- Expertise in the customer, technology, go-to-market and public policy/government relations domains

Other Public Company Boards

None

Suzanne Nora Johnson



Former Vice Chairman, The Goldman Sachs Group

Independent

Board Chair since: January 2022

Director since: 2007

Committees: Compensation and Organizational Development (Chair), Nominating and Governance

Age: 67

Professional Background

The Goldman Sachs Group

- Several management positions, including Vice Chairman, Chairman of the Global Markets Institute, and Head of the Global Investments Research Division, 1985-2007

Ms. Nora Johnson served on the board of directors of VISA Inc. from 2007 to 2022, where she was a member of the Nominating and Governance Committee and the Audit and Risk Committee, and on the board of directors of American International Group, Inc. from 2008 to 2020, where she was chair of the Risk and Capital Committee and a member of the Nominating and Corporate Governance Committee and the Technology Committee.

Other Affiliations

- Co-Chair, The Brookings Institution
- Chair of the Board of Directors, Markle Foundation
- Chair of the Board of Trustees, The University of Southern California

Education

- Bachelor of Arts, University of Southern California
- Juris Doctor, Harvard Law School

Key Skills and Experience

- Valuable business experience managing large, complex, global institutions
- Insights into how changes in the financial services industry, public policy, and the macro-economic environment affect our businesses
- Extensive knowledge of Intuit's business and strategy and understanding of external perceptions that help to deliver effective oversight of our Board and management
- Expertise in the product and go-to-market domains

Other Public Company Boards

Pfizer Inc. since 2007 (chairs the Audit Committee and serves on the Regulatory and Compliance Committee and the Executive Committee)

Forrest Norrod



Executive Vice President and General Manager of the Data Center Solutions Business Group, AMD

Independent

Director since: 2024

Committees: Acquisition, Audit and Risk

Age: 59

Professional Background

Advanced Micro Devices, an adaptive computing company

- Executive Vice President and General Manager of the Data Center Solutions Business Group since January 2023
- Vice President and General Manager of the Data Center Solutions Business Group, 2014-2023

Mr. Norrod is a seasoned leader with more than 35 years of technology industry experience. Prior to joining Advanced Micro Devices, Mr. Norrod spent nearly 14 years at Dell Inc. in various leadership roles, including Vice President and General Manager of Servers from 2010-2014, Vice President and General Manager of Data Center Solutions from 2007-2010, Vice President of Engineering from 2006-2007, Vice President of Enterprise Engineering from 2002-2006, and Vice President of Desktop and Workstation Development from 2001-2002.

He served on the board of directors of Intersil Corporation from 2014-2017, where he was on the Compensation Committee and Nominating and Corporate Governance Committee.

Education

- Bachelor of Science, Electrical Engineering, Virginia Tech
- Master of Science, Electrical Engineering, Virginia Tech

Key Skills and Experience

- Executive management experience within large, global technology organizations
- Deep experience in advanced technologies, including artificial intelligence
- Extensive experience driving global growth of companies at scale
- "Financial sophistication" (in accordance with Nasdaq listing standards)

Other Public Company Boards

None

Vasant Prabhu



Former Chief Financial Officer and Vice Chairman of Visa, Inc.

Independent

Director since: 2024

Committees:
Acquisition,
Audit and Risk

Age: 64

Professional Background

Visa Inc., a global digital payments company

- Chief Financial Officer, 2015-2023
- Vice Chairman, 2019-2023

Prior to joining Visa Inc., Mr. Prabhu served as Chief Financial Officer of NBCUniversal Media, LLC, from 2014-2015. Mr. Prabhu previously served as Chief Financial Officer and Vice Chairman of Starwood Hotels & Resorts Worldwide, Inc. from 2004-2014. He was also Executive Vice President and Chief Financial Officer of Safeway, Inc. from 2000-2003. He also held various senior leadership roles at McGraw Hill Companies from 1998-2000, PepsiCo Inc. from 1992-1998, and Booz Allen Hamilton from 1983-1992.

He served on the board of directors of Mattel, Inc. from 2007-2020, where he was chair of the Audit Committee.

Education

- Bachelor of Technology, Mechanical Engineering, Indian Institute of Technology
- Masters of Business Administration, University of Chicago

Key Skills and Experience

- Deep public company financial expertise
- Extensive executive management experience in large global technology companies
- Expertise in the customer, product, technology, and go-to-market domains
- Audit committee financial expert (as defined by SEC rules) with "financial sophistication" (in accordance with Nasdaq listing standards)

Other Public Company Boards

Delta Air Lines, Inc. since 2023 (serves on Financial Committee and Safety & Security Committee)

Kenvue Inc. since 2023 (chairs the Audit Committee)

Ryan Roslansky



Chief Executive Officer, LinkedIn Corporation

Independent

Director since: 2023

Committees:
Acquisition,
Compensation and Organizational Development

Age: 46

Professional Background

LinkedIn

- Chief Executive Officer since June 2020
- Chief Product Officer, 2009-2020

Prior to becoming the Chief Product Officer of LinkedIn, Mr. Roslansky held various roles in LinkedIn's research and development organization. Prior to LinkedIn, Mr. Roslansky was senior vice president of products at Glam Media and held various product and general management positions at Yahoo!. He served on the board of directors of GoDaddy Inc. from 2018 to 2023, where he was a member of the Nominating and Governance Committee.

Key Skills and Experience

- Valuable business experience building a global technology platform
- Deep technical understanding of SaaS and mobile platforms
- Expertise in the customer, product, technology, and go-to-market domains

Other Public Company Boards

None

Thomas Szkutak



Former Senior Vice President and Chief Financial Officer, Amazon.com, Inc.

Independent

Director since: 2018

Committees:
Audit and Risk (Chair), Nominating and Governance

Age: 63

Professional Background

Amazon

- Senior Vice President and Chief Financial Officer, 2002-2015

General Electric

- Chief Financial Officer of GE Lighting, 2001-2002
- Finance Director of GE Plastics Europe, 1999-2001
- Executive Vice President of Finance at GE Asset Management (formerly known as GE Investments), 1997-1999
- Graduate of GE's financial management program

Mr. Szkutak has served as an advisor and operating partner of Advent International, a global private equity firm, since 2017. He served on the board of directors of athenahealth, Inc. from 2016 to 2019, where he was chair of the Audit Committee, and on the board of directors of Zendesk, Inc. from 2019 to 2022, where he was the chair of the Audit Committee.

Education

- Bachelor of Science, Business Administration, Boston University

Key Skills and Experience

- Deep public company financial expertise
- Executive management experience with large, global organizations
- Expertise in the customer, product, and go-to-market domains
- Audit committee financial expert (as defined by SEC rules) with "financial sophistication" (in accordance with Nasdaq listing standards)

Other Public Company Boards

None

Raul Vazquez



Chief Executive Officer and Director, Oportun Financial Corporation

Independent

Director since: 2016

Committees:
Acquisition, Audit and Risk

Age: 53

Professional Background

Oportun Financial, a financial technology company

- Chief Executive Officer, since 2012

Prior to joining Oportun, Mr. Vazquez spent nine years at Walmart in various senior leadership roles, including Executive Vice President and President of Walmart West, Chief Executive Officer of Walmart.com, and Executive Vice President of Global eCommerce for developed markets. Mr. Vazquez previously worked in startup companies in e-commerce, at a global strategy consulting firm focused on Fortune 100 companies, and as an industrial engineer for Baxter Healthcare. Mr. Vazquez served on the board of directors of Staples, Inc. from 2013 to 2016.

Other Affiliations

- Chair of the Federal Reserve Board's Community Advisory Council, 2015-2017
- Consumer Financial Protection Bureau's Consumer Advisory Board, 2016-2018

Education

- Bachelor of Science, Industrial Engineering, Stanford University
- Master of Science, Industrial Engineering, Stanford University
- Master of Business Administration, The Wharton School at the University of Pennsylvania

Key Skills and Experience

- Wide range of experience in innovative consumer financial products, retail, marketing, e-commerce, technology, and community development
- Executive leadership experience with global organizations
- Expertise in the customer, product, technology, go-to-market, and public policy/government relations domains
- Audit committee financial expert (as defined by SEC rules) with "financial sophistication" (in accordance with Nasdaq listing standards)

Other Public Company Boards

Oportun Financial Corporation since 2019

Eric S. Yuan



Chief Executive Officer and Director, Zoom Video Communications, Inc.

Independent

Director since: 2023

Committees: Audit and Risk, Nominating and Governance

Age: 54

Professional Background

Zoom Video Communications, an all-in-one intelligent collaboration platform

- Chief Executive Officer, since 2011

Prior to founding Zoom in 2011, Mr. Yuan was Corporate Vice President of Engineering at Cisco, where he was responsible for Cisco's collaboration software development. Mr. Yuan was also one of the founding engineers and Vice President of Engineering at Webex, which was acquired by Cisco. He is a named inventor on 11 issued and 20 pending patents.

Education

- Bachelor of Science, Applied Math, Shandong University of Science & Technology
- Master of Engineering, China University of Mining & Technology

Key Skills and Experience

- Extensive executive management experience in large global technology companies
- Deep technical understanding of SaaS and mobile platforms
- Expertise in the customer, product, technology, go-to-market, and public policy/government relations domains
- Audit committee financial expert (as defined by SEC rules) with "financial sophistication" (in accordance with Nasdaq listing standards)

Other Public Company Boards

Zoom Video Communications, Inc. since 2011

Board Diversity Matrix

The following chart shows certain self-identified personal characteristics of our current directors, in accordance with Nasdaq Listing Rule 5605(f).

Board Diversity Matrix (as of November 27, 2024)

Total number of directors:	13			
	Female	Male	Non-binary	Did not disclose gender
Directors	4	9	–	–
Number of directors who identify in any of the categories below:				
African American or Black	1	–	–	–
Alaskan Native or Native American	–	–	–	–
Asian	1	2	–	–
Hispanic or Latino	–	1	–	–
Native Hawaiian or Pacific Islander	–	–	–	–
White	1	5	–	–
Two or more races or ethnicities	–	–	–	–
LGBTQ+	–	–	–	–
Did not disclose demographic background	1	–	–	–

Directors who identify as Middle Eastern: 1

Election Mechanics

Each nominee, if elected, will serve until the next annual meeting of stockholders and until a qualified successor is elected, unless the nominee dies, resigns or is removed from the Board before that meeting. Although we know of no reason why any of the nominees would not be able or willing to serve, if any nominee is unable or unwilling to serve or for good cause does not serve, the proxy holder can vote your shares either for a substitute nominee (if one is proposed by the Board) or just for the remaining nominees, leaving a vacancy. Alternatively, the Board may further reduce the size of the Board.

If a nominee does not receive more votes in favor than votes against their election, Delaware law provides that the director would continue to serve on the Board as a "holdover director." However, in accordance with Intuit's bylaws and Corporate Governance Principles, each director has submitted an advance, contingent, irrevocable resignation that the Board may accept if stockholders do not elect the director. In that situation, our Nominating and Governance Committee would make a recommendation to the Board about whether to accept or reject the resignation, or whether to take other action. The Board would act on the Nominating and Governance Committee's recommendation, and publicly disclose its decision and the rationale behind it, within 90 days of the date the election results are certified.

✔ The Board recommends that you vote **FOR** the election of each of the director nominees.

Director Compensation

Annual Retainer and Equity Compensation Program for Non-Employee Directors

Our director compensation programs are designed to attract and retain qualified non-employee board members and to align their interests with the long-term interests of our stockholders. The Compensation Committee annually reviews and considers information from its independent compensation consultant regarding the amounts and type of compensation paid to non-management directors at companies within the same peer group the committee uses to assess executive compensation. The Compensation Committee makes recommendations to the Board if it determines changes are needed.

In October 2023, the Compensation Committee reviewed the compensation of our non-employee directors and determined not to make any changes for calendar year 2024. In October 2024, the Compensation Committee reviewed the compensation of our non-employee directors and recommended, and the Board determined, to increase the annual equity retainer to $280,000 and increase the additional annual cash retainers for Audit and Risk Committee members to $20,000 in calendar year 2025. These are the elements of our non-employee director compensation program, which are described in greater detail below.

Annual Independent Director Compensation



$75,000
$280,000
Annual Cash Retainer
Annual Equity Retainer

Cash Retainers for Board and Committee Service

Independent Directors	$75,000
Chair of the Board	$90,000*

Audit and Risk Committee

Chair	$32,500**
Member	$20,000

Acquisition Committee

Chair	$17,500**
Member	$15,000

Compensation and Organizational Development Committee

Chair	$25,000**
Member	$15,000

Nominating and Governance Committee

Chair	$17,500**
Member	$10,000

Annual Equity Retainer

Independent Directors	$280,000
Chair of the Board	$90,000*

* The Chair of the Board of Directors also receives the Board membership retainer.

** Committee chairs also receive the committee membership retainer.

Fiscal 2024 Annual Cash Retainers

Non-employee directors are paid annual cash retainers for Board membership, plus additional cash retainers for their committee service. The Board Chair is also paid a supplemental cash retainer for that service. These retainers are paid in quarterly installments and are prorated for any changes to committee service that occur during the year. Directors may elect to defer cash retainers into tax-deferred Intuit stock units by making an irrevocable written election before the start of each calendar year. These tax-deferred stock units, known as Conversion Grants, are granted quarterly and are fully vested at the time of grant. The shares underlying Conversion Grants are distributable on the same terms as the annual grants made to non-employee directors.

We reimburse non-employee directors for out-of-pocket expenses incurred in connection with attending Board and committee meetings. However, we do not pay meeting attendance fees.

Fiscal 2024 Director Equity Compensation Program

Grants are made to non-employee directors in the form of a fixed dollar value of RSUs that generally vest in full on the first day of the 12th month following the grant date. Because these grants are for a fixed dollar amount, the number of RSUs awarded annually to non-employee directors varies, depending on the closing market price of Intuit's common stock on the date of grant. The annual grants are awarded each year on the day following the annual meeting of stockholders. For a director who joins the Board between annual meetings, the annual grant will be prorated based on the number of full months of expected service until the first anniversary of the most recent annual meeting. These prorated grants will vest on the same day as the other directors' annual grants. Once RSUs vest, issuance of shares is deferred until five years from the date of grant, or an earlier separation from the Board or change in control of Intuit. Directors may elect to defer settlement of their RSUs for a longer period of time (from six to ten years following the date of grant). The short vesting schedule serves to avoid director entrenchment, while the five-year deferral ensures long-term alignment of director interests with those of our stockholders.

All of the RSUs that we grant to our directors have dividend equivalent rights. Dividend equivalents accumulate and are paid only when the shares underlying the RSUs are issued. Dividend equivalent rights on RSUs that fail to vest are forfeited.

The Amended and Restated 2005 Equity Incentive Plan (the "2005 Equity Incentive Plan") provides that the annual aggregate grant date fair value (computed as of the date of grant in accordance with applicable financial accounting rules) of all awards granted to any non-employee director during any single calendar year (not including awards granted in lieu of cash retainers or other cash payments) may not exceed $625,000, plus an additional $250,000 for the non-employee director serving as the Chair of the Board.

Director Compensation Policies and Plans

Director Stock Ownership Requirement

We have a mandatory stock ownership program that requires non-employee directors to own Intuit stock with a value equal to at least ten times the amount of the annual Board member cash retainer. Unvested RSUs and vested deferred RSUs held by a Board member are counted as shares when determining the number of shares owned. Under our policy, directors must comply with this requirement within five years from the date they join the Board. If any director does not meet the stock ownership requirement within this time frame, then 50% of his or her annual cash retainers will be made in the form of Intuit stock until compliance is achieved. As of July 31, 2024, all of our directors were in compliance with our policy.

More information about policies that cover our non-employee director compensation program are discussed below in Our Compensation Policies and Practices.

Donation Matching Program for Non-Employee Directors

Our non-employee directors may participate in the Donation Matching Program for Non-Employee Board Members. Under this program, Intuit will match donations made by non-employee directors to qualified charitable organizations, up to a maximum of $15,000 per director per fiscal year.

Director Summary Compensation Table

The following table summarizes the fiscal 2024 compensation earned by each of our directors, other than Mr. Goodarzi whose compensation is described under "Executive Compensation Tables".

Director Name	Fees Earned or Paid in Cash ($) (1)	Stock Awards ($) (2) (3) (4)	All Other Compensation ($)		Total ($)
Eve Burton	–	379,010	–		379,010
Scott D. Cook	–	–	1,267,625	(5)	1,267,625
Richard L. Dalzell	–	383,738	–		383,738
Deborah Liu	–	366,229	15,000	(6)	381,229
Tekedra Mawakana	–	361,500	–		361,500
Suzanne Nora Johnson	215,000	350,287	15,000	(6)	580,287
Forrest Norrod (appointed July 24, 2024)	–	108,353	–		108,353
Vasant Prabhu (appointed May 2, 2024)	26,250	173,679	–		199,929
Ryan Roslansky	105,000	260,071	–		365,071
Thomas Szkutak	–	394,155	–		394,155
Raul Vazquez	105,000	260,071	–		365,071
Eric S. Yuan	100,000	260,071	–		360,071

(1) Non-employee directors may elect to receive RSUs in lieu of their cash retainers. These Conversion Grants are granted on a quarterly basis and are fully vested at the time of grant. For Ms. Burton, Mr. Dalzell, Ms. Liu, Ms. Mawakana, and Mr. Szkutak, the number in the "Stock Awards" column includes the value of Conversion Grants at the time of grant in addition to the value of the annual equity grant. Each of Ms. Burton, Mr. Dalzell, Ms. Liu, Ms. Mawakana, and Mr. Szkutak elected to receive all of their cash retainers due to them for service on the Board and committees during calendar years 2024 and 2023 in RSUs. See the Equity Grants to Directors During Fiscal Year 2024 table for more information.

(2) These amounts represent the aggregate grant date fair value of RSUs granted during fiscal 2024, computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718, "Compensation – Stock Compensation" ("FASB ASC Topic 718"). See the Equity Grants to Directors During Fiscal Year 2024 and Outstanding Equity Awards for Directors at Fiscal Year-End 2024 tables for information regarding the grant date fair value of RSUs granted during the fiscal year and the number of awards outstanding for each director at the end of the fiscal year.

(3) Equity Grants to Directors During Fiscal Year 2024

The following table shows the RSU grants made to each of our directors, other than Mr. Goodarzi, who served during fiscal 2024.

		Stock Awards		
Director Name	Grant Date	Shares Subject to Award (#)		Grant Date Fair Value ($)[a]
Eve Burton	10/27/2023	62	(b)	29,730
	1/19/2024	418	(c)	260,071
	1/19/2024	48	(b)	29,865
	5/3/2024	47	(b)	29,576
	7/26/2024	47	(b)	29,768
Scott D. Cook [d]	–	–		–
Richard L. Dalzell	10/27/2023	64	(b)	30,689
	1/19/2024	418	(c)	260,071
	1/19/2024	50	(b)	31,109
	5/3/2024	49	(b)	30,834
	7/26/2024	49	(b)	31,035
Deborah Liu	10/27/2023	55	(b)	26,374
	1/19/2024	418	(c)	260,071
	1/19/2024	43	(b)	26,754
	5/3/2024	42	(b)	26,429
	7/26/2024	42	(b)	26,601
Tekedra Mawakana	10/27/2023	53	(b)	25,415
	1/19/2024	418	(c)	260,071
	1/19/2024	41	(b)	25,509
	5/3/2024	40	(b)	25,171
	7/26/2024	40	(b)	25,334
Suzanne Nora Johnson	1/19/2024	563	(c)	350,287
Forrest Norrod	7/25/2024	173	(e)	108,353
Vasant Prabhu	5/3/2024	276	(e)	173,679
Ryan Roslansky	1/19/2024	418	(c)	260,071
Thomas Szkutak	10/27/2023	70	(b)	33,567
	1/19/2024	418	(c)	260,071
	1/19/2024	54	(b)	33,598
	5/3/2024	53	(b)	33,351
	7/26/2024	53	(b)	33,568
Raul Vazquez	1/19/2024	418	(c)	260,071
Eric S. Yuan	1/19/2024	418	(c)	260,071

(a) These amounts represent the aggregate grant date fair value of these awards computed in accordance with FASB ASC Topic 718. The grant date fair value of these awards is equal to the closing market price of Intuit's common stock on the date of grant.

(b) These amounts represent RSUs awarded pursuant to a Conversion Grant, which are granted quarterly with a grant date fair value equal to 25% of the annual retainers for Board and committee service (as described above under Annual Retainer and Equity Compensation Program for Non-Employee Directors) and calculated using the closing market price of Intuit's common stock on the date of grant. Conversion Grants are fully vested at the time of grant because they replace cash compensation that is vested when it is paid.

(c) These amounts represent RSUs awarded pursuant to an annual non-employee director grant, which vests as to 100% of the shares on January 1, 2025, subject to the director's continued service.

(d) Mr. Cook was not granted any equity awards from Intuit during fiscal 2024.

(e) These amounts represent RSUs awarded pursuant to a New Board Member grant that was prorated based on the number of full months of expected service until the next annual meeting and vests as to 100% of the shares on January 1, 2025, subject to the director's continued service.

(4) Outstanding Equity Awards for Directors at Fiscal Year-End 2024

The following table provides information on the outstanding equity awards held by our directors, other than Mr. Goodarzi, as of July 31, 2024.

Director Name	Aggregate Shares Subject to Outstanding Stock Awards (#)[a]	Portion of Outstanding Stock Awards that is Vested and Deferred (#)[a]
Eve Burton	8,254	7,836
Scott D. Cook	–	–
Richard L. Dalzell	4,245	3,827
Deborah Liu	6,376	5,958
Tekedra Mawakana	2,797	2,379
Suzanne Nora Johnson	3,703	3,140
Forrest Norrod	173	–
Vasant Prabhu	276	–
Ryan Roslansky	825	407
Thomas Szkutak	4,480	4,062
Raul Vazquez	3,161	2,743
Eric S. Yuan	825	407

(a) For each non-employee director, the amounts reflected as aggregate shares subject to outstanding stock awards include vested and deferred stock awards, for which settlement is deferred in accordance with Intuit's director equity compensation program.

(5) Mr. Cook is an employee of Intuit, so he is not compensated as a non-employee director. Mr. Cook's cash compensation shown in the table reflects salary of $650,000, an incentive bonus of $617,500 awarded for performance in fiscal 2024, and $125 in other compensation. Mr. Cook was not granted any equity awards during fiscal 2024.

(6) Represents matching contributions to charitable organizations pursuant to the Donation Matching Program for Non-Employee Board Members.

Proposal No. 2 – Advisory Vote to Approve Executive Compensation

In accordance with Section 14A of the Exchange Act, we are asking stockholders to vote, on an advisory basis, to approve Intuit's executive compensation for our NEOs.

The Compensation Discussion and Analysis section of this proxy statement explains the Compensation Committee's guiding compensation philosophy. The Compensation Committee strives to establish a compensation program that:

- compensates our executives based on both overall company performance and individual employee performance;
- supports our corporate growth strategy;
- enables Intuit to attract, retain, and motivate talented executives with proven experience;
- closely ties our NEOs' compensation to short- and long-term performance goals and strategic objectives (including our True North Goals relating to reducing greenhouse gas emissions, increasing workforce diversity, creating jobs, and better preparing individuals for jobs); and
- makes incentive compensation a greater portion of overall pay for our NEOs than it is for most other Intuit employees, because the NEOs lead our key business units or functions and thus have the ability to directly influence overall company performance.

Intuit employs a number of practices that reflect our pay-for-performance compensation philosophy, as described under Executive Compensation Highlights in the Proxy Summary above and in the Compensation Discussion and Analysis section below.

We urge you to read the Compensation Discussion and Analysis section of this proxy statement to learn how our policies and practices reflect our compensation philosophy, and the Executive Compensation Tables section to learn about the specific compensation of our NEOs. The Compensation Committee and the Board believe that Intuit's policies and procedures reflect our compensation philosophy and promote its goals.

While the advisory vote to approve executive compensation is non-binding, the Compensation Committee, which is responsible for designing and administering our executive compensation program, values your opinions and will consider the outcome of the "say-on-pay" vote when making future compensation decisions for NEOs.

✔ The Board recommends that you vote **FOR** approval, on an advisory basis, of the compensation of our NEOs.

Compensation Discussion and Analysis

Executive Summary

This Compensation Discussion and Analysis describes our executive compensation philosophy and objectives, provides context for the compensation actions approved by the Compensation Committee, and explains the compensation of our NEOs. The Compensation Committee, which is made up entirely of independent directors, oversees Intuit's compensation plans and policies, approves the compensation of our executive officers, and administers our equity compensation plans, as well as our organizational development activities, human capital management, and DEI initiatives. For fiscal 2024, our NEOs were:

Named Executive Officers



Sasan K. Goodarzi
President and Chief Executive Officer



Sandeep S. Aujla
Executive Vice President and Chief Financial Officer



Laura A. Fennell
Executive Vice President and Chief People & Places Officer



Mark Notarainni
Executive Vice President and General Manager, Consumer Group



Marianna Tessel
Executive Vice President and General Manager, Global Business Solutions Group (formerly Small Business & Self-Employed Group)

Fiscal 2024 Compensation Overview

Focus on Pay-For-Performance and Delivering for All Stakeholders

In fiscal 2024, management and the Compensation Committee continued to approach our executive compensation program with enduring pay-for-performance principles and set rigorous goals to drive growth and long-term shareholder value. The committee did not adjust any components of our executive compensation program, including our performance measures or goals. Our program is designed to balance rewards for both short-term operating results and long-term growth, and the committee evaluated each NEO's performance against key financial measures, strategic objectives like our True North Goals, and stockholder return. We delivered approximately 97% of total direct compensation for our CEO, and approximately 95% of total direct compensation for our other NEOs, through awards linked to Intuit's performance. The only fixed component of pay was base salary.

CEO Total Direct Compensation[1]



3%
6%
24%
97%
Performance-based
43%
24%
Base Salary
Incentive Cash
PSUs
RSUs
Options
Performance-based

Other NEOs Total Direct Compensation[1]



4-5%
5-6%
22%-23%
95-96%
Performance-based
45%
22%-23%
Base Salary
Incentive Cash
PSUs
RSUs
Options
Performance-based

(1) Total direct compensation reflects base salary, actual bonus payout, and equity awards granted during fiscal 2024. Consistent with disclosure in the Fiscal Year 2024 Summary Compensation Table, equity awards are reported at their grant date fair value (which, for the PSUs, is based on the probable outcome of achievement of the performance goals using a widely accepted probability model), and salary and incentive cash are reported based on the actual amounts earned with respect to fiscal 2024.

Equity-based compensation is aligned with the long-term interests of Intuit's stockholders because it focuses our executive officers' attention on increasing stockholder value over time, including both absolute and relative TSR.

Annual cash incentive awards for the NEOs were equal to the overall funding level of our bonus pool for the broader employee base to promote consistent Intuit-wide outcomes. These annual cash incentives were based on achievement of specific revenue and non-GAAP operating income goals for the fiscal year, as well as Intuit's performance against goals to deliver results for our key True North stakeholders, including certain ESG goals. Our True North stakeholders include employees, customers, stockholders and the communities that we serve. In assessing True North performance, the Compensation Committee considered factors such as our progress on workforce diversity, job creation and readiness, and climate goals, and opportunities for continued improvement in delivering for all True North stakeholders.

Our Fiscal 2024 Performance

Intuit's financial performance for fiscal 2024 was strong, demonstrating the strength of our platform. We made meaningful progress with our AI-driven expert platform strategy and Big Bets that position the company for durable growth in the future.

Total revenue

$16.3 billion

up 13% from FY23

Global Business Solutions Group up 19% from FY23

with **Online Ecosystem up 20%** from FY23

Consumer Group up 7% from FY23

Credit Karma up 5% from FY23

Combined platform revenue

$12.5 billion

up 14% from FY23 includes Global Business Solutions Group Online Ecosystem, TurboTax Online and Credit Karma

GAAP operating income

$3.6 billion

up 16% from FY23

GAAP diluted EPS

$10.43

up 24% from $8.42 in FY23

Repurchased

$2.0 billion

of shares and increased dividend **15%** to **$3.60** per share

Non-GAAP operating income

$6.4 billion

up 16% from FY23

Non-GAAP diluted EPS

$16.94

up 18% from $14.40 in FY23

See Appendix A of this proxy statement for information regarding non-GAAP financial measures, including a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures.

Fiscal 2024 Total Shareholder Return

We generated:

- TSR of 27.3% in fiscal 2024
- Annualized three-year TSR of 7.6%
- Annualized five-year TSR of 19.3% (top quartile of S&P 500 constituents)

For comparison, the S&P 500 index had annualized returns of 9.6% over the three-year period and 15.0% over the five-year period.

Fiscal 2024 True North Goals for Communities and Employees

At Intuit, a way that we hold ourselves accountable to our mission to power prosperity around the world is to set measurable True North Goals. During fiscal 2024, we delivered strong positive impact, including in the following areas:

- Supported approximately 18,200 seasonal and year-round jobs created in underserved communities, falling somewhat short of our fiscal 2024 goal of 18,900 jobs
- On a cumulative basis, better prepared over 4.7 million students for jobs, exceeding our fiscal 2024 cumulative goal of 3.6 million
- Reduced greenhouse gas emissions in communities, many of which are underserved, by 611,000 metric tonnes (since fiscal 2020), exceeding our fiscal 2024 Climate Positive cumulative goal of 600,000 metric tonnes
- Increased the representation of our U.S. employees from underrepresented racial groups ("URGs") to 16.5%, falling short of our fiscal 2024 goal of 18.0%*
- Maintained the representation of women in our technology roles globally to 34.1%, falling short of our fiscal 2024 goal of 37.0%*
- Earned employee engagement scores that continued to reflect best-in-class levels, including being chosen as one of Fortune magazine's "100 Best Companies to Work For" for the 23rd consecutive year

* Does not include Credit Karma, which maintains separate record-keeping systems. Our representation goals focus on attracting and developing the best diverse talent to ensure individuals from all backgrounds have an equal opportunity to be employed and succeed at Intuit.

How We Compensated Our CEO in Fiscal 2024

The Compensation Committee's decisions for Mr. Goodarzi in fiscal 2024 reflect Intuit's objectively strong performance, including revenue and operating income growth, and progress on our five Big Bet strategic priorities during continuing uncertainty in the economic environment. The Compensation Committee also sought to reward Mr. Goodarzi's leadership and progress on our True North Goals. The committee further recognized his leadership and development of a high-performing management team and building a great environment for the best talent, as well as Intuit's progress on its strategy to be the global AI-driven expert platform powering prosperity for consumers and small and mid-market businesses, and acceleration of the use and deployment of AI to solve the most important problems of our customers.

Our CEO's compensation is aligned with stockholders' interests. Approximately 97% of total direct compensation for Mr. Goodarzi in fiscal 2024 was performance-based and strongly linked to Intuit's results. Only his base salary was fixed (approximately 3% of his total direct compensation for fiscal 2024). Mr. Goodarzi's fiscal 2024 bonus was funded at 95% of target, which matched the aggregate funding for the broader employee base. This payout percentage was lower than the baseline funding percentage generated by the pre-established formula based on achievement of revenue and non-GAAP operating income because we fell short on achieving some of our True North Goals.

In addition, service-based restricted stock units and performance-based relative TSR restricted stock units ("PSUs") granted to the CEO are subject to a mandatory one-year holding period after vesting to increase his long-term alignment with stockholders.

NEO Compensation Highlights

In fiscal 2024, we paid cash bonuses to the NEOs at 95% of target. This bonus payout as a percentage of target was lower than the 107% of target generated under the bonus plan's funding formula for achieving revenue and non-GAAP operating income against pre-established goals, and matched the aggregate bonus pool funding level approved by the Compensation Committee for the broader employee base. The payout percentage was adjusted downward to recognize that, while we achieved some of our True North Goals, we fell short on others.

ESG goals that are measurable and linked to our True North strategic goals were considered by the Compensation Committee in determining executive compensation, including for workforce diversity, greenhouse gas emissions, community job creation, and better preparing individuals for jobs.

On average, 96% of the fiscal 2024 total direct compensation paid to the NEOs was performance-based through a combination of goal-driven annual cash incentives and equity awards.

2024 "Say-On-Pay" Advisory Vote on Executive Compensation

Intuit provides stockholders with an advisory vote on executive compensation. At our 2024 Annual Meeting of Stockholders, approximately 92.5% of the votes cast in the "say-on-pay" advisory vote were "FOR" approval of our executive compensation. We value the opinions of our stockholders and also seek their input as part of our regular stockholder outreach efforts. The feedback we received from stockholders regarding our executive compensation program was generally positive and affirmed our current compensation strategy and its alignment with performance.

The Compensation Committee evaluated the results of the 2024 advisory "say-on-pay" vote, additional stockholder feedback gained through our robust engagement program, input from its independent compensation consultant, and the other factors and data discussed in this Compensation Discussion and Analysis in determining executive compensation policies and decisions. Based on this evaluation, the Compensation Committee determined that our executive compensation programs are aligned with our pay-for-performance compensation philosophy and company strategy and decided not to make any material changes to the structure or principles of the programs.

The Compensation Committee will continue to consider stockholder feedback, input from its independent compensation consultant, and the outcomes of future say-on-pay votes when assessing our executive compensation programs and policies and making compensation decisions for our NEOs.

Compensation Practices

We employ a number of practices that reflect our pay-for-performance compensation philosophy and related approach to executive compensation.

WHAT WE DO

- ✔ A significant portion of our senior executive officer compensation is in the form of incentives tied to achievement of predetermined performance measures.
- ✔ We have "clawback" provisions for performance-based equity awards and for cash bonus payments made to our award recipients, including all of our senior executive officers.
- ✔ We have robust stock ownership requirements for senior executive officers and non-employee directors, including 10x salary for the CEO and 10x annual cash retainer for non-employee directors.
- ✔ RSUs and PSUs granted to the CEO include an additional mandatory one-year holding period after vesting.
- ✔ Half the value of equity grants to executive officers is in the form of PSUs that require above-median TSR (60th percentile) to earn a target award.
- ✔ We use a mix of relative and absolute performance metrics in our incentive awards.

WHAT WE DON'T DO

- ✖ We do not allow directors or employees (including executive officers) to pledge Intuit stock or engage in hedging transactions involving Intuit stock.
- ✖ We do not provide supplemental company-paid retirement benefits designed for executive officers.
- ✖ We do not provide any excise tax "gross-up" payments.
- ✖ We do not reprice stock options.
- ✖ We do not provide NEOs with multi-year guaranteed cash incentive awards.
- ✖ Our equity plan does not permit "evergreen" replenishment of the shares without stockholder approval.
- ✖ We do not provide excessive perquisites, severance or personal benefits.

Compensation Philosophy and Objectives

Our Guiding Philosophy

In setting policies and practices regarding compensation, the guiding philosophy of the Compensation Committee is that our compensation programs should:

Help achieve our corporate growth and business strategy	Compensate our executives based on both company and individual performance	Enable Intuit to hire, retain and motivate talented executives with proven experience in an increasingly competitive market	Make short-term cash and long-term equity incentive compensation a greater portion of the NEOs' pay opportunity than it is for other Intuit employees because our NEOs, as leaders of key business units or functions, have the ability to directly influence overall company performance

Our Strategies

We use a mix of cash and equity incentives. The Compensation Committee believes that both cash and equity incentives are important for an effective compensation structure. Annual cash incentives reward executives for short-term operating results, as well as our progress toward True North stakeholder goals, which include certain ESG goals, while equity incentives motivate executives to deliver on our long-term strategic plan in order to increase stockholder value.

We consider a diverse set of factors in determining compensation opportunities and incentive awards. The Compensation Committee considers each executive officer's total compensation to assess the program's overall value for motivation and retention, among other factors, to determine the amount of cash and equity incentives our officers are awarded. The committee also considers other relevant factors, such as market data, internal parity, succession planning, exceptional capability, and stockholder perspectives.

We manage our equity compensation programs to provide competitive rewards that are commensurate with results delivered. The Compensation Committee considers measures related to dilution, burn rate and the cost of the equity incentive program compared to peer companies, while recognizing the need to offer equity to attract and retain top executive and technology talent in an increasingly competitive labor market. This is especially important in areas that help accelerate our strategy of being a global AI-driven expert platform to solve our customers' biggest problems, such as full-stack and data engineering, AI, data science, customer success and sales.

Components of Compensation

Overview

The components of Intuit's executive compensation program for fiscal 2024 are as follows:

	Component	Primary Purpose
	Base Salary	Provide the security of a competitive fixed cash payment for services rendered.
Performance-Based	**Annual Cash Bonuses**	Reward achievement of annual company operating goals, including revenue and non-GAAP operating income targets, as well as achievement of our True North Goals focused on employees, customers, communities and stockholders, including our progress toward certain ESG goals.
Performance-Based	**Long-Term Incentives**	Motivate and reward executives based on Intuit's absolute performance, performance relative to peers and the value delivered to Intuit stockholders through stock price appreciation and dividends.
Performance-Based	50%	**PSUs** retain executives and align their interest with those of stockholders for the three-year vesting period, and offer upside for superior stockholder returns relative to similar alternative investments over 12-, 24- and 36-month periods.
Performance-Based	25%	**RSUs** provide alignment with stockholders' interests during the four-year vesting term and support retention.
Performance-Based	25%	**Stock Options** motivate executives to build stockholder value over the seven-year life of the options, since options deliver value only if Intuit's stock price appreciates after they are granted.

The Compensation Committee conducts its annual review process near the end of each fiscal year to determine each NEO's cash bonus and equity awards and any adjustments to base salary and target cash bonus opportunities for the following year. This timing allows the committee to consider the company's TSR performance and financial results for the fiscal year.

Base Salary

Each July, the Compensation Committee reviews the base salaries of our NEOs in the context of the compensation information provided by the committee's independent compensation consultant. The goal of this review is to determine whether the base salaries of our NEOs are competitive with our compensation peer group and to ensure that base salaries reflect each executive's role, responsibilities, experience, and performance. Fiscal 2025 base salary decisions for each of our NEOs are described under Fiscal 2024 Compensation Actions below.

Annual Cash Bonuses

Intuit uses cash bonuses to reward achievement of annual company financial performance and strategic objectives, including certain ESG goals, and individual strategic and operational objectives, all of which align with the goal of increasing stockholder value. These bonuses are determined by a multi-step process. Cash bonuses for our senior executives, including our NEOs, were awarded under the Intuit Inc. Performance Incentive Plan ("IPI"), which is the same bonus program in which our broader employee base participates.

At the beginning of and during the fiscal year

Bonus targets are established. Each NEO has an annual bonus target that is a stated percent of base salary. The Compensation Committee set fiscal 2024 bonus targets in July 2023 for all NEOs based on the scope and significance of each executive's leadership role at Intuit, as well as a review of market data.

IPI bonus pool baseline funding formula is determined. Baseline funding of the IPI is determined by company-wide financial performance. The Compensation Committee set two rigorous, equally weighted performance goals - one based on Intuit's revenue and the other based on non-GAAP operating income. The committee believes these objective measurements serve as clear goals for management to drive both innovation and responsible cost-management.

True North Goals are established. As part of our financial planning process, management established goals to deliver results for each of our four key True North stakeholders: employees, customers, communities, and stockholders. These metrics are designed to advance our progress toward our bold goals and include measurable company-wide ESG goals. Based on performance against these goals, the Compensation Committee has discretion to make upward or downward adjustments of up to 30% of target to the company-wide funding percentage generated by the baseline funding formula, which company-wide is then allocated to NEOs in a manner that may not exceed 180% of their target bonus.

At the end of the fiscal year

Fiscal 2024 baseline funding is determined. The following table shows the formulaic output of a range of performance levels against the two financial goals approved by the Compensation Committee at the beginning of the fiscal year. Based on our actual performance under these measures, the formula yielded a baseline funding for the IPI of 107% of target.

	Revenue ($ Billions) 50%		+	Non-GAAP Operating Income ($ Billions) 50%		=	Total 100%
Measure Weighting	FY24 Revenue	Bonus Pool Funding as a Percent of Target[1]		FY24 Non-GAAP Operating Income	Bonus Pool Funding as a Percent of Target[1]		Baseline Company Performance as a Percent of Target[2]
Maximum	$17.55	150%		$6.92	150%		150%
Target	**$16.21**	**100%**		**$6.30**	**100%**		**100%**
Threshold	$14.59	–%		$5.67	–%		–%
Actual fiscal 2024 performance and funding percentages	**$16.29**	**103.2%**		**$6.40**	**110.8%**		**107.0%**

(1) Interpolated between defined points. Fiscal 2024 revenue and non-GAAP operating income dollar figures above are rounded to the nearest ten million. The Bonus Pool Funding as a Percent of Target is calculated using dollars in millions. Thus, actual results may vary slightly from the figures presented above.

(2) This reflects a baseline for the funding of the IPI. The Compensation Committee has discretion to determine the actual IPI payment levels for each participant in an amount not to exceed the lesser of 180% of target or $5 million.

True North Goals are assessed. The Compensation Committee then considered our progress against the fiscal 2024 True North Goals.

True North Fiscal 2024 Strategic Goals and Progress

True North Stakeholders	Fiscal 2024 Goals	Results
Employees	• Inspire and empower highly engaged employees, as measured by employee surveys* • Create a diverse and inclusive environment, as measured by percentage of women in our technology roles globally and percentage of U.S. employees from URGs* • Grow highly capable people managers, as measured by employee surveys* • Retain world's top talent*	• Maintained engagement scores in the top 10% of industry benchmarks, as measured by internal surveys administered by an independent employee engagement analytics firm • Maintained employee retention at better rates than industry benchmark • Increased the representation of our U.S. employees from URGs to 16.5%, falling short of our fiscal 2024 goal of 18.0%** • Maintained the representation of women in our technology roles globally at 34.1%, falling short of our fiscal 2024 goal of 37.0%** • Ranked #23 in Fortune magazine's list of "100 Best Companies to Work For"
Customers	• Increase the number of active customers • Improve customer retention • Delight customers more than alternatives, as measured by net promoter scores and product recommendation scores	• Continued opportunity to accelerate growth in number of customers • Opportunity to improve customer satisfaction, as measured by net promoter scores and product recommendation scores
Communities	• Create jobs through Prosperity Hubs* • Better prepare people for jobs* • Make a positive impact on climate, as measured by reduction of carbon dioxide equivalent emissions in the communities we serve*	• Supported approximately 18,200 seasonal and year-round jobs in underserved communities, falling short of our fiscal 2024 goal to support 18,900 jobs • On a cumulative basis since fiscal 2020, better prepared over 4.7 million students for jobs, exceeding our fiscal 2024 cumulative goal of 3.6 million • Reduced greenhouse gas emissions in communities, many of which are underserved, by 611,000 metric tonnes (since fiscal 2020), exceeding our fiscal 2024 Climate Positive cumulative goal of 600,000 metric tonnes
Stockholders	• Grow revenue by double digits • Increase average revenue per customer ("ARPC") • Generate operating income growth	• Grew overall revenue by 13% to $16.3 billion • Grew revenue by 19% in the Global Business Solutions Group, 7% in the Consumer Group, 7% in the ProTax Group, and 5% in Credit Karma • Grew combined platform revenue, which includes Global Business Solutions Group Online Ecosystem, TurboTax Online and Credit Karma, by 14% to $12.5 billion • Grew Online Ecosystem ARPC by 11% • Grew GAAP operating income 16% to $3.6 billion and non-GAAP operating income 16% to $6.4 billion

* ESG goals

** Does not include Credit Karma, which maintains separate record-keeping systems. Our representation goals focus on attracting and developing the best diverse talent to ensure individuals from all backgrounds have an equal opportunity to be employed and succeed at Intuit.

Actual Named Executive Officer bonus awards are determined. Based on the above, including our performance against the True North Goals, in some areas of which we remain constructively dissatisfied, the Compensation Committee exercised negative discretion and set funding for the IPI at 95% of target, which is below the baseline formulaic funding level of 107%. This funding level established for the NEOs was equal to the aggregate funding percentage applicable to Intuit employees generally. The committee believes that funding short-term incentives paid to the NEOs at the same level as those paid to the rest of our employees helps to promote consistent Intuit-wide outcomes.

The fiscal 2024 bonus payouts for each of our NEOs were as follows:

Name	Annual Base Salary ($)	Target Bonus as a Percent of Salary (%)	Target Bonus ($)	Actual Bonus as a Percent of Target Bonus (%)	Actual Bonus ($)
Sasan K. Goodarzi	1,200,000	200%	2,400,000	95%	2,280,000
Sandeep S. Aujla	770,000	120%	924,000	95%	877,800
Laura A. Fennell	770,000	120%	924,000	95%	877,800
Mark Notarainni	725,000	100%	725,000	95%	688,750
Marianna Tessel	770,000	120%	924,000	95%	877,800

Long-Term Incentives

For the fiscal 2024 annual equity awards, which were granted in July 2024, our NEOs received half of their grant value in PSUs, and the other half was split evenly between RSUs and stock options. The value of equity grants is measured based on grant date fair value.

PSUs

Our PSUs align the interests of award recipients and our stockholders by rewarding superior stockholder returns compared to the returns of a pre-established peer group of other large technology companies (the "TSR Peers"). Specifically, the target number of shares is earned only if Intuit achieves a relative TSR ranking at the 60th percentile for each of the three performance periods described below. These performance-based awards ensure that a significant share of our executives' equity compensation is contingent upon future outperformance compared to the TSR Peers.

Vesting. PSUs cliff vest after a three-year period and are earned based on Intuit's TSR compared to the TSR Peers over three discrete performance periods covering 12, 24, and 36 months. Shares earned based on the 12- and 24-month relative TSR performance periods have an additional service-based vesting requirement; these shares do not vest until the end of the 36-month period. The three-year vesting schedule serves as a retention incentive and requires consistent, longer-term stock price performance, which supports long-term alignment with the interests of our stockholders.

Awards of PSUs to the CEO include an additional mandatory one-year holding period after vesting, in the form of an automatic deferral of the release of the shares that he earns under the PSU awards. This is to ensure longer-term alignment with stockholder interests and accountability for strategic decision-making. Except in certain limited circumstances (death, disability or a change in control), the deferral period applies to vested shares even if the CEO terminates service with the company or continues to serve Intuit but in a different role.

Performance goals. The target TSR is the 60th percentile of the TSR Peer group, which ensures that Intuit must perform better than the clear majority of the relative TSR Peers before executives earn the target number of shares. The use of discrete measurement periods of 12, 24, and 36 months aims to minimize the potential impact of short-term share price volatility over the duration of the three-year performance period. However, no portion of a PSU award is earned or distributed until the conclusion of the full three-year performance period to ensure retention and long-term alignment with stockholder interests. The Compensation Committee believes that this approach focuses the NEOs on long-term stockholder return.

TSR Peers. The TSR Peers were chosen so that the PSUs will reward the NEOs based on objective measurement of Intuit's one-, two- and three-year returns compared to similar companies in which an Intuit stockholder might reasonably invest. The TSR Peers were identified using objective selection criteria recommended by the Compensation Committee's independent compensation consultant. In order to further promote industry relevance of the TSR Peers, the Compensation Committee, at the recommendation of its independent compensation consultant, reviewed several approaches to identifying the TSR Peers based on objective criteria. For fiscal 2024, the Compensation Committee identified the TSR Peers by using the following criteria:

- Companies in the peer group used to benchmark our executive compensation program (the "Compensation Benchmark Peers"); and
- Public companies within Intuit's General Industry Classification Standard ("GICS") code and five other similar GICS codes (as they were defined in July 2024) with market capitalization and revenues greater than or equal to 0.15x Intuit's.

For fiscal 2024, there were 40 TSR Peers, which the Compensation Committee believes will ensure a robust sample for purposes of comparing TSR, even in the event of mergers or acquisitions during the three-year PSU performance period.

Fiscal 2024 TSR Peer Group		
Adobe Inc.	Electronic Arts Inc.	PayPal Holdings, Inc.
Airbnb, Inc.	Fidelity National Financial, Inc.	QUALCOMM Incorporated
Alphabet Inc.	Fiserv, Inc.	Roper Technologies Inc.
Apple Inc.	Fortinet, Inc.	Salesforce, Inc.
Atlassian Corporation	Global Payments Inc.	SAP SE
Autodesk, Inc.	HP Inc.	Sea Limited
Baidu, Inc.	Mastercard Incorporated	ServiceNow, Inc.
Block, Inc.	Meta Platforms, Inc.	Super Micro Computer, Inc.
Broadcom Inc.	Microsoft Corporation	Synopsys, Inc.
Cadence Design Systems, Inc.	NetEase, Inc.	Take-Two Interactive Software, Inc.
Cisco Systems, Inc.	Netflix, Inc.	Uber Technologies, Inc.
CrowdStrike Holdings, Inc.	Oracle Corporation	Visa Inc.
Dell Technologies Inc.	Palo Alto Networks, Inc.	Workday, Inc.
eBay Inc.		

How PSU payouts link to performance. A payout equal to 100% of the target number of shares is earned when Intuit's relative TSR is at the 60th percentile of the TSR Peers for the applicable performance period. Payouts can range from as low as 0% (if performance is below the 25th percentile of the TSR Peers for the performance period) to 200% of target (if Intuit's TSR reaches the 100th percentile of the TSR Peers for the performance period). In order to avoid particularly large awards for outperforming peers in a declining market when Intuit's stockholders do not earn a positive return, payouts for each performance period are generally capped at 100% of target if absolute TSR for that performance period is negative. However, in order to further emphasize the long-term nature of these awards, recipients may still earn the full value of any capped award if, for the 36-month performance period, Intuit achieves absolute TSR that is not negative or a relative TSR ranking at the 75th percentile or above.

The table below summarizes the relationship between relative TSR performance and the percent of target that may be earned under these awards.

TSR Performance Relationship

		Threshold	Target	Maximum
Intuit's TSR Percentile Rank[1]	No Shares Earned	25th	60th	100th
Shares Earned as a Percent of Target[2]	No Shares Earned	40%	100%	200%

(1) Linear interpolation between defined points. The stockholder return of both Intuit and the TSR Peers is measured using a thirty trading-day average at the start and the end of each performance period, which reduces the effect of daily stock market volatility on these measurements.

(2) Payouts for each performance period are capped at 100% of target if absolute TSR is negative for that performance period unless Intuit achieves, for the 36-month performance period, absolute TSR that is not negative or a relative TSR ranking that is at or above the 75th percentile.

Dividends. Recipients of PSUs, including the NEOs, are provided associated dividend-equivalent rights, but the dividends are not paid unless and until the underlying shares are earned, vest and are issued. Dividend-equivalent rights on PSUs that fail to vest are forfeited.

RSUs

In fiscal 2024, 25% of the total value of the executive officers' annual equity awards was made in the form of RSUs. These RSUs provide a link to stockholders' interests because their value tracks with changes in Intuit's stock price. They also serve as a long-term incentive for officers to remain with Intuit, since RSUs are forfeited if the recipient does not stay with Intuit through the vesting period.

RSUs generally vest over four years, with 25% of the shares vesting in July of the year following the grant date, and the remainder vesting in equal quarterly installments over the next three years, so long as the executive officer continues to be employed by Intuit. The CEO's RSU awards also include a mandatory one-year holding period after vesting, in the form of an automatic deferral of the release of the shares that vest under the RSU awards, to support longer-term alignment with stockholder interests. The deferral period generally applies to vested shares even if the CEO terminates service with Intuit or continues to serve Intuit but in a different role, except in certain limited circumstances (death, disability, retirement or a change of control).

Intuit employees (including the NEOs) are provided dividend-equivalent rights in conjunction with RSU awards, but the dividends are not paid until the shares vest and are issued. Dividend-equivalent rights on RSUs that fail to vest are forfeited.

Stock Options

In fiscal 2024, 25% of the total value of the executive officers' annual equity awards was provided in the form of non-qualified stock options. Stock options become valuable only if the price of Intuit stock appreciates after the grant date, so they align option holders with the goal of increasing stockholder value over the seven-year term of the options. These stock options vest over four years of continued service, with 25% of the options vesting after one year and the remainder vesting in equal monthly installments over the next three years, so long as the executive officer continues to be employed by Intuit.

Forfeiture

Intuit employees (including the NEOs) forfeit their unvested equity awards if they terminate their service with Intuit before the end of the applicable vesting period. Intuit employees who are at least 55 years old and have worked for Intuit for at least 10 full years are considered "retirement eligible" under the terms of these awards. Upon retirement, a retirement eligible employee is entitled to pro rata vesting of their RSUs, PSUs, and stock options based on the number of full months of service over the award term.

How Equity Grant Values Were Determined

The Compensation Committee considers multiple factors in determining the size of an executive's equity awards, including annual performance ratings, succession planning, internal equity with other officers, retention value of current equity holdings, and equity award values for executives with similar roles at peer companies. In fiscal 2024, only executives with a performance rating of "achieved expectations," "exceeded expectations" or "trajectory-changing performance" were eligible for equity awards; a rating of "trajectory-changing performance," for any given role, generally resulted in a larger equity grant than any other rating. The committee exercises its judgment and discretion, and also considers the recommendations of the CEO, in setting specific awards for our NEOs. All annual equity granted to our NEOs reflects the mix of 50% PSUs, 25% RSUs, and 25% stock options discussed above.

The value of the equity granted to Mr. Goodarzi was determined based on a review by the Compensation Committee of data provided by the committee's independent compensation consultant related to the market, decisions made for other Intuit officers, Mr. Goodarzi's equity holdings, and his prior compensation, in addition to the committee's own assessment that Mr. Goodarzi delivered outstanding results for all stakeholders during the fiscal year and demonstrated trajectory-changing performance for the company and its stakeholders.

To determine the size of the equity awards for the other NEOs, the Compensation Committee reviewed data provided by its independent compensation consultant, which estimated the range of grant values provided to executives in comparable positions at companies within Intuit's compensation peer group. The committee then considered the CEO's recommendations based on performance, leadership, and expected future contribution in order to determine where within the applicable range each executive's equity grant value should fall. The committee gives considerable weight to the CEO's recommendations because he has direct knowledge of the other NEO's individual performance and contributions.

The realization of an executive's grant date equity values is subject to a significant amount of performance risk, and the amount actually earned could be significantly lower if Intuit's absolute and relative TSR (compared to the TSR Peers) are not strong. The challenging nature of Intuit's performance-based equity goals is illustrated by the 60th percentile relative TSR target.

The fiscal 2024 equity decisions for each of our NEOs are described on the following pages.

Fiscal 2024 Compensation Actions

Compensation Snapshot for Each Named Executive Officer



Sasan K. Goodarzi

President and Chief Executive Officer

Summary

As discussed in the description of its performance assessment of Mr. Goodarzi below, the Compensation Committee's decisions relating to Mr. Goodarzi's fiscal 2024 compensation reflect its assessment that Mr. Goodarzi drove strong financial results in fiscal 2024 and demonstrated excellent leadership in continuing to build a high-performing organization and a great environment for the best talent, delivering awesome customer experiences that create delight and increase share, and continuing to build Intuit's reputation by developing a robust culture of trust, compliance, and security. The Compensation Committee believes this compensation package also rewarded Mr. Goodarzi for his performance in executing the long-term strategic plan to accelerate the company's growth rate and multi-year strategy to build leadership and capability.

July 2024 Compensation Decisions

After assessing Mr. Goodarzi's performance, as described below, the Compensation Committee consulted with the Board, without Mr. Goodarzi present, and made the decisions described below with respect to his compensation.

	Actual	Compensation Decision
Fiscal 2024 Target Equity Grant Value	$34,600,000	An increase of $9,100,000, or 36%, divided among PSUs (50% of grant value), RSUs (25%) and stock options (25%). Mr. Goodarzi's RSUs and PSUs are subject to an additional mandatory one-year holding period after vesting to ensure longer-term alignment with stockholder interests.
Fiscal 2024 Bonus Award	$2,280,000	95% of target, which is less than the 107% generated under the bonus plan's funding formula and matches the bonus pool funding percentage the Compensation Committee approved for the broader employee base, which helps to promote consistent Intuit-wide outcomes
Fiscal 2025 Base Salary	$1,300,000	An increase of $100,000, or 8%
Fiscal 2025 Bonus Target	200%	No change

Performance Assessment

The Compensation Committee determined that Mr. Goodarzi delivered strong results for all stakeholders due to his impact on the one-year performance of the company and our primary business units, as well as on Intuit's longer-term goals and strategic plans.

Short-Term Goals

The Compensation Committee determined that Mr. Goodarzi delivered strong results with respect to the annual goals established by the committee early in fiscal 2024 relating to revenue growth, operating income growth, and leadership.

Revenue and operating income growth. Fiscal 2024 revenue was $16.3 billion, reflecting 13% annual growth, fueled by 19% growth in the Global Business Solutions Group, 7% growth in the Consumer Group, and 5% growth in Credit Karma revenue. GAAP operating income was $3.6 billion, up 16% from fiscal 2023, and non-GAAP operating income was $6.4 billion, up 16% from fiscal 2023.

Leadership Results. The Compensation Committee observed that Mr. Goodarzi delivered strong results in achieving his goals, including:

- **Continuing to build a high-performing organization and a great environment for the best talent**, as measured by strong employee engagement scores, attracting and retaining talent that is critical to the company's strategic success, internal talent mobility, a workforce that reflects the diversity of the company's customers, and a continued high ranking in Fortune magazine's list of the "100 Best Companies to Work For";

- **Delivering awesome customer experiences that create delight and increase share**, as measured by new customer growth, broader adoption of services across our platform, increase in number of customers using multiple offerings, customer retention, customer product recommendation scores and net promoter scores, increasing developer velocity, and acceleration of our mission to power prosperity around the world with the reallocation of resources to focus on key growth areas and corporate development initiatives; and
- **Continuing to build Intuit's reputation by developing a robust culture of trust, compliance, and security**, as demonstrated through the tone set at the top around accountability, continued focus at CEO staff level on cybersecurity and fraud measures and responsible deployment of AI, and enhancements to overall employee compliance training.

Long-Term Goals

The Compensation Committee determined that Mr. Goodarzi delivered meaningful progress toward the longer-term goals it established earlier in fiscal 2024, including implementation of a long-term plan to accelerate Intuit's growth rate and execution of a multi-year leadership and capability strategy.

- **Long-term strategic plan to accelerate the company's growth rate.** The committee recognized Mr. Goodarzi's leadership and clarity in executing Intuit's mission and strategy to be a global AI-driven expert platform and ensuring that leaders and employees understand the connection between their work and Intuit's goals. The committee recognized the evolution of and progress toward the company's Big Bets, including refreshment of the goals, strategies and priorities of the company's reporting segments and technology and customer success ecosystems. The committee also recognized Mr. Goodarzi's strength in creating a culture of accountability with an operating system that provides rigor for measuring progress. The committee also noted the company's progress on its long-term revenue and operating income growth plans, as well as Mr. Goodarzi's clarity of leadership and deployment of resources to focus the company on key areas to drive future long-term growth.
- **Multi-year leadership and capability strategy.** The committee assessed Mr. Goodarzi's progress against his multi-year leadership and capability strategy. In particular, the committee recognized Mr. Goodarzi's performance in leading teams to reimagine customer experiences with an AI-first mindset to accelerate customer growth and broader adoption of services and galvanizing the company to move with velocity to create "done-for-you" experiences with a gateway to human expertise. The Compensation Committee noted that Mr. Goodarzi evolved and refreshed the executive leadership team, including deeper bench strength in areas that are critical to the company's declared growth priorities and more robust succession plans. The committee also recognized Mr. Goodarzi's leadership in raising the bar on talent and performance outcomes across the company to more closely align with Intuit's strategic priorities.

Other Named Executive Officers

The Compensation Committee determined the compensation for Intuit's other NEOs based on each executive's leadership in achieving the company's one-year operating plan and making significant progress toward longer-term strategic plans. In evaluating the other executives and determining each of their overall performance ratings, the committee considered:

- the performance evaluation and pay recommendations made by the CEO, which took into account the performance of each executive's business unit or functional group, the executive's leadership capability, and the importance of retaining the executive; and
- the scope, degree of difficulty, and importance of the executive's responsibilities.

The committee gave considerable weight to the evaluation provided by the CEO because of his direct detailed knowledge of each NEO's performance and contributions. However, the committee has the sole responsibility for determining NEO compensation.

Like the CEO, each of the other NEOs was paid a bonus of 95% of his or her target bonus, which is less than the percentage generated under the bonus plan's funding formula and matches the funding level the Compensation Committee approved for the bonus pool for the broader employee base.



Sandeep S. Aujla

Executive Vice President and Chief Financial Officer

Performance Assessment

The Compensation Committee recognized Mr. Aujla for exceeding expectations by consistently delivering strong results with significant business impact in his first fiscal year as Chief Financial Officer. Under his leadership, the company evolved its capital strategy to support its strategic priorities. He developed his finance team to build stronger partnerships with the company's business units and external stakeholders to achieve excellent results. The committee recognized Mr. Aujla for leading his team's robust financial planning process, as well as his contributions to the growth in long-term stockholder return. In addition, the committee recognized Mr. Aujla as a data-driven and innovative leader with a high bar for accountability from his teams, for his deep understanding of the drivers of the business, and as strong champion of the company's culture.

July 2024 Compensation Decisions

	Actual	Compensation Decision
Fiscal 2024 Target Equity Grant Value	$14,000,000	An increase of $3,000,000, or 27%
Fiscal 2024 Bonus Award	$877,800	95% of target
Fiscal 2025 Base Salary	$800,000	An increase of $30,000, or 4%
Fiscal 2025 Bonus Target	120%	No change



Laura A. Fennell

Executive Vice President and Chief People & Places Officer

Performance Assessment

The Compensation Committee recognized Ms. Fennell's trajectory-changing impact in her role as Chief People & Places Officer. The committee assessed Ms. Fennell's courageous, decisive, and compassionate leadership as the company evolved its workforce to focus on its key growth areas. She exhibited execution excellence in managing Intuit's human resources functions. She also demonstrated strong leadership in driving employee engagement, acquisition, and retention of talent in highly competitive areas, as well as workforce development initiatives to further Intuit's strategic goals and reputation. The committee also recognized Ms. Fennell as a transformational leader with strong business acumen, operational rigor, and ability to inspire her team to develop organizational capability.

July 2024 Compensation Decisions

	Actual	Compensation Decision
Fiscal 2024 Target Equity Grant Value	$14,000,000	An increase of $2,500,000, or 22%
Fiscal 2024 Bonus Award	$877,800	95% of target
Fiscal 2025 Base Salary	$770,000	No change
Fiscal 2025 Bonus Target	120%	No change



Mark Notarainni

Executive Vice President and General Manager, Consumer Group

Performance Assessment

The Compensation Committee recognized Mr. Notarainni for performance that exceeded expectations in his role as leader of the Consumer Group. Under his leadership, Consumer Group fiscal 2024 revenue grew 7% and average revenue per tax return grew 9%. In addition to delivering solid results, the committee recognized Mr. Notarainni's execution of the Consumer Group's strategic priorities to transform the assisted tax preparation category and drive greater benefits to consumers by bringing together TurboTax and Credit Karma. The committee also recognized Mr. Notarainni as a growth-oriented leader who inspires and galvanizes teams with a clear vision of success.

July 2024 Compensation Decisions

	Actual	Compensation Decision
Fiscal 2024 Target Equity Grant Value	$13,500,000	An increase of $3,500,000, or 35%
Fiscal 2024 Bonus Award	$688,750	95% of target
Fiscal 2025 Base Salary	$770,000	An increase of $45,000, or 6%
Fiscal 2025 Bonus Target	120%	An increase of 20%



Marianna Tessel

Executive Vice President and General Manager, Global Business Solutions Group

Performance Assessment

The Compensation Committee determined that Ms. Tessel exceeded expectations in her role as leader of the Global Business Solutions Group. Under her leadership, Global Business Solutions Group revenue grew 19% and Online Ecosystem revenue grew 20% in fiscal 2024. The committee further recognized Ms. Tessel's contributions to deliver on the company's platform strategy, including by driving strong Online Services revenue growth. In addition, the committee recognized Ms. Tessel's development of a refreshed leadership team and strategy, deep customer and data orientation, and her strength in developing culture.

July 2024 Compensation Decisions

	Actual	Compensation Decision
Fiscal 2024 Target Equity Grant Value	$16,500,000	An increase of $2,000,000, or 14%
Fiscal 2024 Bonus Award	$877,800	95% of target
Fiscal 2025 Base Salary	$800,000	An increase of $30,000, or 4%
Fiscal 2025 Bonus Target	120%	No change

Fiscal 2024 Equity Grants

The following table shows the intended target total annual equity grant value awarded to each NEO at the end of fiscal 2024, and the number of PSUs, RSUs, and stock options granted based on the fiscal 2024 performance and compensation review process.

The intended values shown in the table may or may not be achieved, depending on whether performance criteria are met and how Intuit's stock price performs over the vesting period.

Name	Total Intended Value of Equity Grant[(1)]	PSUs (target #) (50% of value)	RSUs (target #) (25% of value)	Stock Options (#) (25% of value)
Sasan K. Goodarzi	$ 34,600,000	26,903	13,811	45,879
Sandeep S. Aujla	$ 14,000,000	10,886	5,589	18,564
Laura A. Fennell	$ 14,000,000	10,886	5,589	18,564
Mark Notarainni	$ 13,500,000	10,497	5,389	17,901
Marianna Tessel	$ 16,500,000	12,830	6,587	21,879

(1) These values were estimated using data available to the Compensation Committee on July 24, 2024. They do not match exactly the grant date fair values presented in the Fiscal Year 2024 Summary Compensation Table, which were calculated in accordance with FASB ASC Topic 718 and take into account the price of Intuit's common stock on the July 25, 2024 grant date.

Payout of PSUs Granted in 2021

In July 2021, the Compensation Committee approved the grant to Intuit executives of PSUs that were tied to relative TSR over 12-, 24- and 36-month performance periods. In each case, earning and vesting of these 2021 PSUs was based on Intuit's TSR percentile ranking compared to companies in the TSR peer group established for fiscal 2021. TSR for Intuit and the peer group was calculated using the 30-day average closing market price at the beginning and the end of each performance period. The Compensation Committee did not make any adjustments to the amounts earned under the formula.

The graphic below describes the percent of target that could be earned under these awards based on relative TSR, as well as the actual relative TSR performance for each performance period, as certified by the Compensation Committee under the earnout formula.

2021 PSU Grants: Actual Outcomes



Threshold
Target
Maximum
Actual
Intuit's TSR Percentile Rank(1)
No Shares Earned
25th
2021-2022: 48
2021-2023: 47
2021-2024: 64
53rd
60th
100th
Actual
Shares Earned as a Percent of Target(2)
No Shares Earned
40%
2021-2022: 86%
2021-2023: 83%
2021-2024: 111%
93.3%
100%
200%

(1) Linear interpolation between defined points.

(2) Payouts for each performance period are capped at 100% of target if absolute TSR is negative for that performance period.

For all of the NEOs, the table below sets forth the number of 2021 PSUs that vested on September 1, 2024, based solely on the formula established for the awards.

Name	2021 PSUs Vested (#)
Sasan K. Goodarzi	20,049 (1)
Sandeep S. Aujla	2,615
Laura A. Fennell	7,409 (2)
Mark Notarainni	5,230
Marianna Tessel	9,589

(1) Includes 692 PSUs that previously vested in order to cover required employment taxes (and income taxes related to such vesting) because the executive is retirement eligible.

(2) Includes 266 PSUs that previously vested in order to cover required employment taxes (and income taxes related to such vesting) because the executive is retirement eligible.

Other Benefits

To help encourage our executives to own Intuit stock, Intuit maintains the Management Stock Purchase Program (the "MSPP"). Under the MSPP, employees with a title of director or above (including the NEOs) may elect to defer up to 15% of their annual incentive bonus, which is then converted into deferred stock units based on the fair market value of Intuit's stock on the date bonuses are awarded. These deferred stock units are fully vested on the purchase date, but are not issued in the form of shares until the earlier of the third anniversary of the purchase date or the date the executive terminates employment with Intuit. Intuit also grants employees who defer a portion of their annual bonuses an additional RSU for every deferred stock unit purchased through the MSPP, up to a maximum number, as shown below for the NEOs.

Executive Level	Maximum Number of Matching RSUs
Executive Vice President	1,500
Chief Executive Officer	3,000

These matching RSUs cliff vest three years after the grant date, or on the recipient's earlier death or disability. This three-year vesting period is intended to assist Intuit in retaining key talent. The RSUs granted pursuant to the MSPP are issued under the 2005 Equity Incentive Plan.

Deferred stock units purchased by employees under the MSPP, as well as any matching RSUs, have dividend-equivalent rights. Dividends on the purchased deferred stock units are paid on the later of the date the shares are issued or the date dividends are paid to Intuit's common stockholders. Dividends on matching RSUs are paid upon vesting.

We maintain a Non-Qualified Deferred Compensation Plan (the "NQDCP"), which provides that executives who meet minimum compensation requirements are eligible to defer up to 75% of their salaries and up to 75% of their bonuses. We have agreed to credit the participants' contributions with earnings that reflect the performance of certain independent investment funds. We do not guarantee above-market interest on account balances. We may make discretionary employer contributions to participant accounts in certain circumstances; the timing, amounts and vesting schedules of any such contributions are at the sole discretion of the Compensation Committee or its delegate. There were no discretionary employer contributions for fiscal 2024.

Benefits under the NQDCP are unsecured and are general assets of Intuit. Participants are generally eligible to receive payment of their vested benefit at the end of their elected deferral period or after termination of their employment with Intuit for any reason, or at a later date if necessary to comply with Section 409A of the Internal Revenue Code. Participants may elect to receive their payments in a lump sum or installments. Deferrals authorized by an executive and the related earnings are always 100% vested. Discretionary company contributions, if any, and the related earnings vest as determined by Intuit at the time a particular contribution is made, and in any event vest completely upon the participant's disability or death or a change in control of Intuit.

Given the growing profile of the company and the increasing visibility of our executives, the Compensation Committee has authorized us to pay for residential security measures for certain NEOs when deemed necessary for their safety. Because certain components of this security program may be viewed as conveying a personal benefit to an NEO, we include the costs in the "All Other Compensation" column of the Fiscal Year 2024 Summary Compensation Table.

All employees (including the NEOs) are eligible to participate in a number of programs that make up Intuit's total compensation package, including health and welfare benefits, our 401(k) Plan with a company-sponsored match component, and our Employee Stock Purchase Plan. NEOs participate in these programs on the same terms as all other employees. Intuit does not offer a defined benefit pension plan.

As discussed below under Potential Payments Upon Termination of Employment or Change in Control, the company has agreed to provide a severance payment to Mr. Goodarzi, and pro rata vesting of equity awards to all of our NEOs, if their employment is terminated under specific circumstances. Intuit agreed to provide these benefits as consideration for each executive's agreement to provide services as an employee. Intuit does not provide excise tax "gross-up" protection if a change-in-control payment is considered an "excess parachute payment" under U.S. tax laws.

Role of Compensation Consultants, Executive Officers, and the Board in Compensation Decisions

The Compensation Consultant

The Compensation Committee has the authority to retain independent consultants and other experts to assist it in fulfilling its responsibilities. The committee has engaged the services of Frederic W. Cook & Co. ("FW Cook"), a national executive compensation consulting firm, to review and provide recommendations concerning Intuit's executive compensation program. FW Cook performs services solely on behalf of the Compensation Committee and interacts with the company and management only in the course of performing those services. As described below under Fiscal 2024 Compensation Peer Group, FW Cook assists the committee in defining our peer group, which is used in our evaluation of our relative executive compensation levels and practices and provides context for making compensation decisions. FW Cook also assists the committee in comparing our non-employee director compensation program and practices to those of peer companies.

FW Cook attended all meetings of the Compensation Committee as its independent advisor, responded to committee members' inquiries and refined their analyses based on the committee's questions. The Compensation Committee has assessed the independence of FW Cook pursuant to Nasdaq and SEC rules, and concluded that FW Cook is independent and that no conflict of interest exists that would prevent FW Cook from independently advising the Compensation Committee.

Officers and the Board

The Compensation Committee received support from Intuit's human resources leaders in analyzing and establishing Intuit's compensation programs for fiscal 2024. Members of Intuit's management and staff, including the Chief People & Places Officer, members of her staff and internal legal counsel, attended a portion of each meeting of the Compensation Committee.

Mr. Goodarzi, our President and CEO, provided recommendations to the committee regarding the cash and equity compensation of his executive staff (including those who are NEOs), succession planning, organizational development, and the use of incentive compensation to drive Intuit's growth and support the ecosystem business model. In determining compensation for other NEOs, the committee considered Mr. Goodarzi's recommendations.

To aid the Compensation Committee in its evaluation of his performance, Mr. Goodarzi provided a self-review and the Board Chair obtained feedback from Mr. Goodarzi's executive staff and members of the Board. The Compensation Committee determined the compensation for Mr. Goodarzi after obtaining market data and other information and input from FW Cook, and conferring with independent members of the Board without Mr. Goodarzi present.

In all cases, although the Compensation Committee received advice and recommendations, the committee is solely responsible for making the final decisions on compensation for the NEOs.

Fiscal 2024 Compensation Peer Group

Peer Group Composition

Each year the Compensation Committee works with its independent compensation consultant to determine appropriate peer companies for benchmarking our executive compensation program. In choosing the peer group, the committee has two primary objectives:

First, to confirm that our peer group is relevant and includes companies:

- that compete with us for executive and technical talent;
- of similar scope and complexity; and
- of similar size, measured by revenue and market capitalization.

Second, to create a sufficiently robust set of peers to promote continuity year-over-year.

Using these objectives, the independent compensation consultant recommended a fiscal 2024 peer group of 17 companies with the following characteristics:

Criteria for Fiscal 2024 Compensation Peer Group	Characteristics
Technology companies with headquarters in California	All are publicly-traded California technology innovators that compete with Intuit for executive and technical talent.
Size	Peer companies generally fall within a range of between 0.25x and 4.0x Intuit's revenue and between 0.25x and 4.0x of Intuit's market capitalization.
Year-over-year continuity	In fiscal 2024, Broadcom Inc., Cisco Systems, Inc. and Palo Alto Networks, Inc. were added to the peer group because they met the criteria, and Activision Blizzard, Inc. and VMware, Inc. were removed from the peer group because they were acquired.

The independent compensation consultant reviewed these criteria with the Compensation Committee in January 2024, and the committee determined that the following companies would make up the compensation peer group for fiscal 2024 year-end decisions.

Fiscal 2024 Compensation Peer Group		
Adobe Inc.	eBay Inc.	Salesforce, Inc.
Airbnb, Inc.	Electronic Arts Inc.	ServiceNow, Inc.
Autodesk, Inc.	Netflix, Inc.	Uber Technologies, Inc.
Block, Inc.	Palo Alto Networks, Inc.	Visa Inc.
Broadcom Inc.	PayPal Holdings, Inc.	Workday, Inc.
Cisco Systems, Inc.	QUALCOMM Incorporated	

All compensation decisions made in July 2024 utilized this peer group for context. Any discussion about components of executive officers' compensation that occurred prior to July 2024 (including, for example, their fiscal 2024 salaries) utilized the peer data from the peer group approved by the Compensation Committee in January 2023.

How Peer Group Data Were Used

The Compensation Committee used the publicly reported information regarding NEO compensation from the peer companies as a reference point in assessing compensation levels for Intuit's NEOs. The committee then considered each individual NEO's role and scope of responsibilities relative to comparable positions at Intuit's peers. Based on this information, the committee reviewed Intuit's executive compensation programs and practices, and analyzed each NEO's base pay, cash bonus, and equity awards. There is no targeted benchmark level of compensation.

Our Compensation Policies and Practices

Intuit employs a number of practices that reflect our pay-for-performance compensation philosophy and reduce risk in our compensation programs.

Compensation Risk Assessment

Intuit conducted a review of its key compensation programs, policies, and practices in conjunction with FW Cook, the Compensation Committee's independent compensation consultant, which prepared a report on our company-wide compensation programs.

This analysis was reviewed with the Compensation Committee at its October 30, 2024 meeting. The review and analysis did not identify any compensation programs, policies, or practices that create incentives to take risks that are reasonably likely to have a material adverse effect on Intuit.

The factors summarized below support this conclusion:

- Overall compensation levels are in a competitive market range for a company of Intuit's size and scope.
- Our programs use a mix of short-term and long-term incentives, with different performance periods and a broad mix of metrics, including both revenue-driven and profit-driven performance measures, in an effort to deter undue focus on a single goal.
- Our compensation programs are designed to create a balance of different incentives by using: (1) a mix of cash and equity, (2) annual incentives that are based in part on company-wide performance metrics that align with our business plans and in part on strategic objectives, and (3) long-term incentives in three different forms of equity with varied time horizons and vesting conditions.
- Annual cash incentives for our senior executives (including our NEOs) are capped at 180% of target overall and 150% of target based on the achievement of objective performance goals (i.e., before possible adjustments based on personal performance), but in any event no more than $5,000,000 per executive. All other eligible employees participate in a common company-funded cash incentive pool with a fixed dollar ceiling.
- We have established robust stock ownership requirements for the CEO (10x base salary), CFO, Chief Technology Officer and General Managers of our principal business units (5x base salary), other Executive Vice Presidents (3x base salary), Senior Vice Presidents (1.5x base salary) and non-employee directors (10x annual cash retainer).
- The CEO's PSUs and RSUs have a mandatory one-year holding requirement after they vest.
- Severance is limited for a company of Intuit's size and scope.
- Our insider trading policy prohibits officers and all other employees from pledging shares, trading put or call options, and engaging in short sales or hedging transactions involving Intuit's securities.
- We have established "clawback" provisions for performance-based equity awards and for cash bonus payments under the annual cash incentive plan in which our executive officers participate.
- We have a robust executive succession planning process, including both long-term succession and regular review of emergency short-term plans.
- The Compensation Committee provides close oversight of our compensation programs, including a significant level of engagement, self-assessment, and executive session discussions.

Stock Ownership Requirements

Intuit has a mandatory stock ownership program that applies to employees at the senior vice president level and above (including the NEOs), and as discussed under Director Compensation, to non-employee members of the Board. To ensure continued alignment of interests among Intuit's management, directors, and stockholders, the ownership requirements are as follows:

Role	Minimum Value of Stock Ownership
Chief Executive Officer	10x base salary
Chief Financial Officer, Chief Technology Officer and General Managers of the company's two principal business units	5x base salary
Other Executive Vice Presidents	3x base salary
Senior Vice Presidents	1.5x base salary
Non-employee Board Members	10x standard annual cash Board retainer ($750,000)

Individuals must comply within five years after becoming subject to the requirements. Existing senior officers who are promoted to positions with a higher ownership requirement have three years to reach that higher level. Senior officers must retain 50% of the shares remaining at the time of vesting of RSUs or PSUs, or exercise of options, after payment of any applicable tax withholding and exercise price ("net shares"), until they reach the applicable ownership requirement. Any senior officer who has not achieved the applicable ownership requirement by the applicable compliance date must retain 100% of his or her net shares until compliance is achieved. If a Board member has not met the stock ownership requirement by the required date, then 50% of that Board Member's annual cash retainer will be paid in the form of Intuit stock until the required ownership level is reached. Shares that count toward this requirement include shares owned by the individual, unvested shares or stock units where vesting is solely contingent on future service, shares held in retirement accounts, shares held in trust, and shares or stock units that have vested but receipt of which has been deferred. As of July 31, 2024, all NEOs were in compliance with the requirements. As noted above in Director Compensation, all of our directors were also in compliance with these requirements as of July 31, 2024.

In addition to these ownership requirements, RSUs and PSUs granted to Mr. Goodarzi after he became the CEO are subject to a mandatory one-year holding period after vesting in the form of an automatic one-year deferral of the release of the underlying shares, to increase his long-term alignment with stockholder interests.

Intuit's Equity Granting Policy for Senior Executives

Equity grants made to the CEO, Executive Vice Presidents, or other Section 16 officers must be approved by the Compensation Committee.

Timing of grants. During fiscal 2024, equity awards to employees generally were granted on regularly scheduled predetermined dates. As part of Intuit's annual performance and compensation review process, the Compensation Committee approves stock option, RSU and PSU awards to our NEOs within a few weeks before Intuit's July 31 fiscal year-end. The Compensation Committee does not grant equity awards in anticipation of the release of material nonpublic information and we do not time the release of material nonpublic information based on equity award grant dates.

Option exercise price. The exercise price of a newly granted option (i.e., not an option assumed or substituted in connection with an acquisition) is the closing price of Intuit's common stock on the Nasdaq stock market on the date of grant.

As required by Item 402(x) of Regulation S-K under the Exchange Act, we are providing the following information about the stock options granted to our NEOs on July 25, 2024, the same business day that we filed a Form 8-K disclosing Mr. Norrod's appointment to the Board.

Name	Grant date	Number of Securities Underlying the Award	Exercise Price of the Award ($/Sh)	Grant Date Fair Value of the Award	Percentage Change in the Closing Market Price of the Securities Underlying the Award Between the Trading Day Ending Immediately Prior to the Disclosure of Material Nonpublic Information and the Trading Day Beginning Immediately Following Disclosure of Material Nonpublic Information
Sasan K. Goodarzi	7/25/2024	45,879	626.32	8,650,027	2.1%
Sandeep S. Aujla	7/25/2024	18,564	626.32	3,500,057	2.1%
Laura A. Fennell	7/25/2024	18,564	626.32	3,500,057	2.1%
Mark Notarainni	7/25/2024	17,901	626.32	3,375,055	2.1%
Marianna Tessel	7/25/2024	21,879	626.32	4,125,067	2.1%

Clawbacks

We have adopted a clawback policy that complies with Nasdaq's listing standards and applies to our executive officers (as defined in applicable SEC rules). This policy applies to all incentive-based compensation (as defined in applicable SEC rules), which includes performance-based awards granted under our 2005 Equity Incentive Plan and the cash bonus payments under the annual cash incentive plan in which our executive officers participate. In the event that we are required to restate our financial statements because of material non-compliance with financial reporting requirements under federal securities laws, this policy requires us to seek recovery of excess incentive-based compensation received by executives over the three fiscal years preceding the restatement.

In addition, our 2005 Equity Incentive Plan, which is the only plan through which we may grant equity awards to our employees, contains a clawback provision that applies to all participants. This provision provides that, in the event we issue a restatement of our financial results for any period in the previous three fiscal years, the Compensation Committee, in its discretion, may require a participant to repay or forfeit a portion of both time- and performance-based awards that the committee determines was in excess of the amount that would have been granted, earned, or vested during such period based on the restated results. This provision in combination with our clawback policy permits the Compensation Committee to recoup both time- and performance-based equity awards in the event of a restatement of our financial results.

Accounting and Tax Implications of Our Compensation Policies

In designing our compensation programs, the Compensation Committee considers the financial, accounting, and tax consequences to Intuit as well as the tax consequences to our employees. In determining the aggregate number and mix of equity grants in any fiscal year, the Compensation Committee and management consider the size and share-based compensation expense of the outstanding and new equity awards relative to our one- and three-year operating plans (including revenue) and market capitalization.

Compensation and Organizational Development Committee Report

Set out above is the Compensation Discussion and Analysis, which discusses Intuit's executive compensation programs and policies and explains how we and management view and use them. We strive to see that Intuit's compensation programs are fiscally responsible, market-responsive, and performance-based. Guided by these principles, we regularly review and monitor senior management's compensation, as well as their potential for larger leadership roles, in an effort to produce the greatest value for Intuit's four True North stakeholders: employees, customers, communities, and stockholders. To this end, the Compensation Committee has reviewed the components of compensation paid to each of Intuit's officers for fiscal 2024, including annual base salary, incentive bonus, and equity compensation.

Given our role in providing guidance on program design, administering these programs and policies, and making specific compensation decisions for senior executives, the Compensation Committee participated in the preparation of the Compensation Discussion and Analysis and reviewed and discussed its contents with management. Based on the review and discussions, we recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

Compensation and Organizational Development Committee Members

Suzanne Nora Johnson (Chair)
Deborah Liu
Tekedra Mawakana
Ryan Roslansky

Executive Compensation Tables

Fiscal Year 2024 Summary Compensation Table

The following table shows compensation earned by or granted to our NEOs during the last three fiscal years, as calculated under SEC rules.

Name and Principal Position	Fiscal Year	Salary ($)	Stock Awards ($)[1]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	All Other Compensation ($)	Total ($)
Sasan K. Goodarzi President and Chief Executive Officer	2024	1,200,000 [4]	24,247,389	8,650,027	2,280,000 [4]	194,944 [5]	36,572,360
	2023	1,100,000	17,840,333	6,375,096	1,980,000	10,000	27,305,429
	2022	1,100,000	17,489,821	6,375,036	2,200,000	10,000	27,174,857
Sandeep S. Aujla Executive Vice President and Chief Financial Officer	2024	770,000	10,560,586	3,500,057	877,800 [6]	11,300 [7]	15,719,743
Laura A. Fennell Executive Vice President and Chief People & Places Officer	2024	770,000	10,625,794	3,500,057	877,800 [6]	10,000 [8]	15,783,651
	2023	770,000	8,730,728	2,875,127	831,600	10,000	13,217,455
	2022	700,000	9,506,960	3,125,020	700,000	10,000	14,041,980
Mark Notarainni Executive Vice President and General Manager, Consumer Group	2024	725,000	10,125,439	3,375,055	688,750	11,300 [7]	14,925,544
Marianna Tessel Executive Vice President and General Manager, Global Business Solutions Group	2024	770,000	12,500,970	4,125,067	877,800 [6]	12,600 [7]	18,286,437
	2023	770,000	10,980,607	3,625,026	831,600	10,992	16,218,225
	2022	700,000	9,375,560	3,125,020	700,000	13,150	13,913,730

(1) The amount, timing, and grant date fair value of these awards are described in more detail in the Compensation Discussion and Analysis and are included in the Grants of Plan-Based Awards During Fiscal Year 2024 table below. In addition to annual stock awards, the amounts above include the fair value of RSUs that Intuit granted in August of each fiscal year to match RSUs that certain NEOs purchased under the MSPP with amounts deferred from their bonuses earned in the prior fiscal year. Amounts presented in the table above represent the aggregate grant date fair value of awards granted during the applicable fiscal year, computed in accordance with FASB ASC Topic 718. The grant date fair value of each RSU award was calculated using the closing price of Intuit's common stock on the date of grant. The total grant date fair value of the PSUs that may be earned depending on Intuit's relative TSR remains the same whether the maximum, target, or below target performance is earned. Refer to Note 12 to the consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended July 31, 2024.

(2) The amount, timing, and grant date fair value of these awards are described in more detail in the Compensation Discussion and Analysis and are included in the Grants of Plan-Based Awards During Fiscal Year 2024 table below. Amounts presented in the table above represent the aggregate grant date fair value of options granted during the applicable fiscal year, computed in accordance with FASB ASC Topic 718. For information on the valuation assumptions with respect to stock option grants and a complete description of the valuation of share-based compensation, see Note 12 to the consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended July 31, 2024.

(3) These amounts represent the amounts earned for performance under the IPI during fiscal 2024 and paid in August 2024. The cash incentive program is described in more detail in the Compensation Discussion and Analysis.

(4) The amount shown also includes a deferral at the recipient's election under the Non-Qualified Deferred Compensation Plan. See Other Benefits for more information.

(5) This amount represents $10,000 in matching contributions by Intuit into Mr. Goodarzi's 401(k) plan and $184,944 representing the aggregate incremental cost of residential security costs paid by the company. The Compensation Committee approved these costs and the company has determined that they are a necessary and appropriate business expense. Because certain components of these security measures may be viewed as conveying a personal benefit to Mr. Goodarzi, we have included those costs in this amount.

(6) The amount includes a deferral of the amount set forth in the table below made at the recipient's election under the MSPP. Under the terms of the MSPP, a participant may elect to use a stated portion of his or her annual IPI award to purchase deferred stock units under Intuit's 2005 Equity Incentive Plan. Intuit then matches these purchased units with another grant of RSUs that vest three years from the date of grant. The MSPP is described in greater detail in the Compensation Discussion and Analysis section of this proxy statement.

Name	Executive MSPP Contribution ($)	Deferred Stock Units Reserved for Executive Contribution (#)
Sandeep S. Aujla	131,712	209
Laura A. Fennell	131,712	209
Marianna Tessel	131,712	209

(7) This amount includes $10,000 in matching contributions by Intuit into Mr. Aujla's, Mr. Notarainni's, and Ms. Tessel's 401(k) plans and a wellness incentive award under Intuit's broadly available program of $1,300, $1,300, and $2,600, respectively.

(8) This amount represents $10,000 in matching contributions by Intuit into Ms. Fennell's 401(k) plan.

Grants of Plan-Based Awards During Fiscal Year 2024

The following table provides information about PSUs and RSUs granted to the NEOs under our 2005 Equity Incentive Plan during fiscal 2024, and cash awards for which the NEOs were eligible in fiscal 2024 under the IPI.

			Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]		Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards[2]	Grant Date Fair Value of Stock Awards[3]
Name	Grant Date	Board Approval Date	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	Shares (#)	($)
Sasan K. Goodarzi	7/25/2024	7/25/2024			10,761	26,903	53,806	–	15,597,283 [4]
	7/25/2024	7/25/2024			–	–	–	13,811	8,650,106 [5]
			2,400,000	3,600,000	–	–	–	–	–
									24,247,389
Sandeep S. Aujla	8/11/2023	8/11/2023			–	–	–	120	59,732 [6]
	7/25/2024	7/24/2024			4,354	10,886	21,772	–	7,000,351 [4]
	7/25/2024	7/24/2024				–	–	5,589	3,500,503 [7]
			924,000	1,386,000	–	–	–	–	–
									10,560,586
Laura A. Fennell	8/11/2023	8/11/2023			–	–	–	251	124,940 [6]
	7/25/2024	7/24/2024			4,354	10,886	21,772	–	7,000,351 [4]
	7/25/2024	7/24/2024			–	–	–	5,589	3,500,503 [5]
			924,000	1,386,000	–	–	–	–	–
									10,625,794
Mark Notarainni	7/25/2024	7/24/2024			4,199	10,497	20,994	–	6,750,201 [4]
	7/25/2024	7/24/2024			–	–	–	5,389	3,375,238 [7]
			725,000	1,087,500	–	–	–	–	–
									10,125,439
Marianna Tessel	8/11/2023	8/11/2023			–	–	–	251	124,940 [6]
	7/25/2024	7/24/2024			5,132	12,830	25,660	–	8,250,460 [4]
	7/25/2024	7/24/2024			–	–	–	6,587	4,125,570 [7]
			924,000	1,386,000	–	–	–	–	–
									12,500,970

(1) Represents awards that could have been earned under the IPI based on performance in fiscal 2024. These columns show the awards that were possible at the Target and Maximum levels of performance. The maximum award that could have been earned by each NEO was the lesser of 150% of the Target or $5 million.

(2) Awards made pursuant to Intuit's 2005 Equity Incentive Plan. With respect to the PSUs described in footnote (4) that may be earned depending on Intuit's relative TSR, the "Threshold" column reflects the number of PSUs that will be earned if the lowest TSR performance goals are achieved, the "Target" column reflects the number of PSUs that will be earned if the TSR performance goals are achieved at target levels, and the "Maximum" column reflects the maximum number of PSUs that could be earned if the highest level of performance is achieved. The RSUs described in footnotes (5) and (7) are subject to service-based vesting and will vest upon the completion of the specified service period or, otherwise, be forfeited.

(3) These amounts represent the aggregate grant date fair value of these awards computed in accordance with FASB ASC Topic 718. Under FASB ASC Topic 718, the total grant date fair value of the PSUs described in footnote (4), which may be earned depending on Intuit's relative TSR, remains the same whether the maximum, target, or below target number of PSUs is earned. The grant date fair values of the RSUs described in footnotes (5) and (7) and the MSPP matching RSUs described in footnote (6) were calculated using the closing price of Intuit's common stock on the date of grant.

(4) Depending on Intuit's relative TSR for the 12-, 24- and 36-month periods ending July 31, 2025, July 31, 2026, and July 31, 2027, compared to TSR for a pre-established peer group, and so long as the executive remains employed by Intuit following each such date, the earned portion of these PSUs will vest on September 1, 2027. Shares in respect of Mr. Goodarzi's earned PSUs will be issued one year after the vesting date.

(5) These RSUs will vest as to 12.5% of the shares on December 31, 2024, and thereafter 6.25% of the shares quarterly through July 1, 2028. Shares in respect of Mr. Goodarzi's RSUs will be issued one year after the applicable vesting dates.

(6) Represents Intuit matching grants of RSUs under the MSPP with respect to deferrals of fiscal 2023 bonuses. The bonuses were paid and deferred in early fiscal 2024, and the matching grants vest on the third anniversary of the grant date.

(7) These RSUs will vest as to 25% of the shares on July 1, 2025, and thereafter 6.25% of the shares quarterly through July 1, 2028.

The following table provides information about stock options granted to the NEOs under our 2005 Equity Incentive Plan during fiscal 2024.

Name	Grant Date	Board Approval Date	All Other Option Awards: Number of Securities Underlying Options (#)[1]	Exercise or Base Price of Options ($/share)	Grant Date Fair Value of Option Awards ($)[2]
Sasan K. Goodarzi	7/25/2024	7/25/2024	45,879	626.32	8,650,027
Sandeep S. Aujla	7/25/2024	7/24/2024	18,564	626.32	3,500,057
Laura A. Fennell	7/25/2024	7/24/2024	18,564	626.32	3,500,057
Mark Notarainni	7/25/2024	7/24/2024	17,901	626.32	3,375,055
Marianna Tessel	7/25/2024	7/24/2024	21,879	626.32	4,125,067

(1) These awards vest as to 25% of the options on July 25, 2025, and 2.083% of the options each month thereafter over the next three years.

(2) These amounts represent the aggregate grant date fair value of these awards computed in accordance with FASB ASC Topic 718.

Outstanding Equity Awards at Fiscal 2024 Year-End

The following table provides information with respect to outstanding stock options held by the NEOs as of July 31, 2024.

	Outstanding Option Awards				
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Grant Date	Option Expiration Date
Sasan K. Goodarzi	54,162	–	216.64	07/26/18	07/25/25
	61,028	–	281.60	07/25/19	07/24/26
	63,458	–	303.94	07/30/20	07/29/27
	35,302	11,768 (1)	525.51	07/29/21	07/28/28
	23,308	23,308 (2)	448.59	07/28/22	07/27/29
	10,858	32,575 (3)	496.53	07/27/23	07/26/30
	–	45,879 (4)	626.32	07/25/24	07/24/31
Sandeep S. Aujla	1,670	–	303.94	07/30/20	07/29/27
	4,605	1,535 (1)	525.51	07/29/21	07/28/28
	4,684	14,052 (3)	496.53	07/27/23	07/26/30
	–	18,564 (4)	626.32	07/25/24	07/24/31
Laura A. Fennell	26,700	–	281.60	07/25/19	07/24/26
	25,049	–	303.94	07/30/20	07/29/27
	13,047	4,349 (1)	525.51	07/29/21	07/28/28
	11,425	11,426 (2)	448.59	07/28/22	07/27/29
	4,897	14,691 (3)	496.53	07/27/23	07/26/30
	–	18,564 (4)	626.32	07/25/24	07/24/31
Mark Notarainni	9,810	–	303.94	07/30/20	07/29/27
	9,210	3,070 (1)	525.51	07/29/21	07/28/28
	5,941	5,942 (2)	448.59	07/28/22	07/27/29
	4,258	12,775 (3)	496.53	07/27/23	07/26/30
	–	17,901 (4)	626.32	07/25/24	07/24/31
Marianna Tessel	7,385	–	216.64	07/26/18	07/25/25
	34,329	–	281.60	07/25/19	07/24/26
	31,729	–	303.94	07/30/20	07/29/27
	16,884	5,628 (1)	525.51	07/29/21	07/28/28
	11,425	11,426 (2)	448.59	07/28/22	07/27/29
	6,174	18,523 (3)	496.53	07/27/23	07/26/30
	–	21,879 (4)	626.32	07/25/24	07/24/31

(1) This award vested as to 25% of the options on July 29, 2022 and 2.083% of the options each month thereafter.

(2) This award vested as to 25% of the options on July 28, 2023 and 2.083% of the options each month thereafter.

(3) This award vested as to 25% of the options on July 27, 2024 and 2.083% of the options each month thereafter.

(4) This award will vest as to 25% of the options on July 25, 2025 and 2.083% of the options each month thereafter.

The following table provides information with respect to outstanding RSUs held by the NEOs as of July 31, 2024, excluding deferred stock units purchased by the NEOs under the MSPP. The MSPP is described in greater detail in the Compensation Discussion and Analysis section of this proxy statement. The market value of the awards is determined by multiplying the number of unvested shares or units by $647.35, the closing price of Intuit's common stock on Nasdaq on July 31, 2024, the last trading day of fiscal 2024. For those awards that are subject to performance-based conditions as described in the footnotes below, the number of shares reflects performance assuming achievement at target unless otherwise noted.

	Outstanding Stock Awards				
Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Sasan K. Goodarzi	07/29/21	2,736 (1)	1,771,150		
	07/29/21	19,357 (2)	12,530,754		
	07/28/22	7,106 (3)	4,600,069		
	07/28/22			26,528 (4)	17,172,901
	07/27/23	9,630 (5)	6,233,981		
	07/27/23			25,315 (6)	16,387,665
	07/25/24	13,811 (7)	8,940,551		
	07/25/24			26,903 (8)	17,415,657
Sandeep S. Aujla	07/29/21	357 (9)	231,104		
	07/29/21	2,615 (10)	1,692,820		
	08/13/21	129 (11)	83,508		
	04/18/22	18,655 (12)	12,076,314		
	08/12/22	105 (11)	67,972		
	07/27/23	4,154 (13)	2,689,092		
	07/27/23			10,989 (14)	7,113,729
	08/11/23	120 (11)	77,682		
	07/25/24	5,589 (15)	3,618,039		
	07/25/24			10,886 (16)	7,047,052
Laura A. Fennell	07/29/21	1,011 (17)	654,471		
	07/29/21	7,143 (10)(18)	4,624,021		
	08/13/21	233 (11)(19)	150,833		
	07/28/22	3,484 (20)	2,255,367		
	07/28/22			12,997 (21)(22)	8,413,608
	08/12/22	210 (11)(23)	135,944		
	07/27/23	4,344 (24)	2,812,088		
	07/27/23			11,416 (14)(25)	7,390,148
	08/11/23	249 (11)(26)	161,190		
	07/25/24	5,589 (27)	3,618,039		
	07/25/24			10,886 (16)	7,047,052

		Outstanding Stock Awards			
Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Mark Notarainni	07/29/21	714 (9)	462,208		
	07/29/21	5,230 (10)	3,385,641		
	07/28/22	1,812 (28)	1,172,998		
	07/28/22			6,896 (21)	4,464,126
	07/27/23	3,776 (13)	2,444,394		
	07/27/23			9,990 (14)	6,467,027
	07/25/24	5,389 (15)	3,488,569		
	07/25/24			10,497 (16)	6,795,233
Marianna Tessel	07/29/21	1,309 (9)	847,381		
	07/29/21	9,589 (10)	6,207,439		
	07/28/22	3,484 (28)	2,255,367		
	07/28/22			13,261 (21)	8,584,508
	08/12/22	216 (11)	139,828		
	07/27/23	5,475 (13)	3,544,241		
	07/27/23			14,485 (14)	9,376,865
	08/11/23	251 (11)	162,485		
	07/25/24	6,587 (15)	4,264,094		
	07/25/24			12,830 (16)	8,305,501

(1) These RSUs vested as to 25% of the shares on July 1, 2022, and have vested and will vest as to 6.25% of the shares each quarter thereafter. Shares underlying the RSUs will be issued on the date that is one year following each vesting date.

(2) Based on the performance goals achieved as of July 31, 2024, these PSUs vested on September 1, 2024 and will be issued on September 1, 2025. Because the recipient is retirement eligible for purposes of this award, 692 additional shares vested in December 2023 in order to cover required employment taxes (and income taxes related to such vesting).

(3) These RSUs vested as to 25% of the shares on July 1, 2023, and have vested and will vest as to 6.25% of the shares each quarter thereafter. Shares underlying the RSUs will be issued on the date that is one year following each vesting date.

(4) Depending upon Intuit's TSR for the three-year period ending July 31, 2025, compared to TSR of a pre-established peer group, the earned portion of these PSUs will vest on September 1, 2025, and will be issued on September 1, 2026. Because the recipient is retirement eligible for purposes of this award, 524 additional shares vested in December 2023 in order to cover required employment taxes (and income taxes related to such vesting).

(5) These RSUs vested as to 12.5% of the shares on December 31, 2023, and have vested and will vest as to 6.25% of the shares each quarter thereafter. Shares underlying the RSUs will be issued on the date that is one year following each vesting date.

(6) Depending upon Intuit's TSR for the three-year period ending July 31, 2026, compared to TSR for a pre-established peer group, the earned portion of these PSUs will vest on September 1, 2026, and will be issued on September 1, 2027. Because the recipient is retirement eligible for purposes of this award, 158 additional shares vested in December 2023 in order to cover required employment taxes (and income taxes related to such vesting).

(7) These RSUs will vest as to 12.5% of the shares on December 31, 2024, and as to 6.25% each quarter thereafter. Shares underlying the RSUs will be issued on the date that is one year following each vesting date.

(8) Depending upon Intuit's TSR for the three-year period ending July 31, 2027, compared to TSR for a pre-established peer group, the earned portion of these PSUs will vest on September 1, 2027, and will be issued on September 1, 2028.

(9) These RSUs vested as to 25% of the shares on July 1, 2022, and have vested and will vest as to 6.25% of the shares each quarter thereafter.

(10) Based on the performance goals achieved as of July 31, 2024, these PSUs vested on September 1, 2024.

(11) Represents Intuit matching grants of RSUs under the MSPP, which vest on the third anniversary of the grant date.

(12) These RSUs vested as to 25% of the shares on April 1, 2023, and have vested and will vest as to 6.25% of the shares each quarter thereafter.

(13) These RSUs vested as to 25% of the shares on July 1, 2024, and will vest as to 6.25% of the shares each quarter thereafter.

(14) Depending upon Intuit's TSR for the three-year period ending July 31, 2026 compared to TSR for a pre-established peer group, the earned portion of these PSUs will vest on September 1, 2026.

(15) These RSUs will vest as to 25% of the shares on July 1, 2025, and as to 6.25% of the shares each quarter thereafter.

(16) Depending upon Intuit's TSR for the three-year period ending July 31, 2027, compared to TSR for a pre-established peer group, the earned portion of these PSUs will vest on September 1, 2027.

(17) These RSUs vested as to 12.5% of the shares on December 31, 2021, and have vested and will vest as to 6.25% of the shares each quarter thereafter.

(18) Because the recipient is retirement eligible for purposes of this award, 50, 110, and 106 additional shares vested in December 2021, 2022, and 2023, respectively, in order to cover required employment taxes (and income taxes related to such vesting).

(19) Because the recipient is retirement eligible for purposes of this award, 2, 4, and 4 additional shares vested in December 2021, 2022, and 2023, respectively, in order to cover required employment taxes (and income taxes related to such vesting).

(20) These RSUs vested as to 12.5% of the shares on December 31, 2022, and have vested and will vest as to 6.25% of the shares each quarter thereafter.

(21) Depending upon Intuit's TSR for the three-year period ending July 31, 2025, compared to TSR for a pre-established peer group, the earned portion of these PSUs will vest on September 1, 2025.

(22) Because the recipient is retirement eligible for purposes of this award, 82 and 182 additional shares vested in December 2022 and 2023, respectively, in order to cover required employment taxes (and income taxes related to such vesting).

(23) Because the recipient is retirement eligible for purposes of this award, 2 and 4 additional shares vested in December 2022 and 2023, respectively, in order to cover required employment taxes (and income taxes related to such vesting).

(24) These RSUs vested as to 12.5% of the shares on December 31, 2023, and have vested and will vest as to 6.25% of the shares each quarter thereafter.

(25) Because the recipient is retirement eligible for purposes of this award, 72 additional shares vested in December 2023 in order to cover required employment taxes (and income taxes related to such vesting).

(26) Because the recipient is retirement eligible for purposes of this award, 2 additional shares vested in December 2023 in order to cover required employment taxes (and income taxes related to such vesting).

(27) These RSUs will vest as to 12.5% of the shares on December 31, 2024, and as to 6.25% of the shares each quarter thereafter.

(28) These RSUs vested as to 25% of the shares on July 1, 2023, and have vested and will vest as to 6.25% of the shares each quarter thereafter.

Option Exercises and Stock Vested During Fiscal Year 2024

The following table shows information about stock option exercises and vesting of RSUs for each of the NEOs during fiscal 2024, including the value realized upon exercise or vesting. The table excludes deferred stock units purchased by the NEOs under the MSPP, which is described in greater detail in the Compensation Discussion and Analysis section of this proxy statement.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Sasan K. Goodarzi	78,170	33,899,968	60,483 [(1)]	34,131,203
Sandeep S. Aujla	10,732	2,564,749	18,246	10,831,115
Laura A. Fennell	29,543	11,149,994	23,849	13,470,506
Mark Notarainni	6,876	1,639,588	18,545	10,482,499
Marianna Tessel	6,978	2,729,340	30,025	16,956,901

(1) Includes 56,469 of shares vested as of July 31, 2024 that are not released. Mr. Goodarzi's awards are generally released one year after vesting, with the exception of 4,014 shares released to cover certain taxes.

Non-Qualified Deferred Compensation for Fiscal Year 2024

The following table shows the non-qualified deferred compensation activity for each of the NEOs during fiscal 2024. The NQDCP and MSPP are described in the Compensation Discussion and Analysis section of this proxy statement.

Name	Plan	Aggregate Balance at July 31, 2023 ($)	Executive Contributions in Fiscal 2024 ($)[(1)]	Aggregate Earnings/(Losses) in Fiscal 2024 ($)[(2)]	Aggregate Withdrawals/ Distributions in Fiscal 2024 ($)	Aggregate Balance at July 31, 2024 ($)
Sasan K. Goodarzi	NQDCP	11,400,690	1,151,885	1,240,092	–	13,792,667 [(3)]
	MSPP	–	–	–	–	–
	Total	**11,400,690**	**1,151,885**	**1,240,092**	**–**	**13,792,667**
Sandeep S. Aujla	NQDCP	–	–	–	–	–
	MSPP	223,101	59,733	48,500	(102,172)	229,162
	Total	**223,101**	**59,733**	**48,500**	**(102,172)**	**229,162**
Laura A. Fennell	NQDCP	–	–	–	–	–
	MSPP	410,895	124,941	97,778	(173,995)	459,619
	Total	**410,895**	**124,941**	**97,778**	**(173,995)**	**459,619**
Mark Notarainni	NQDCP	–	–	–	–	–
	MSPP	–	–	–	–	–
	Total	**–**	**–**	**–**	**–**	**–**
Marianna Tessel	NQDCP	–	–	–	–	–
	MSPP	286,553	124,939	64,815	(173,995)	302,312
	Total	**286,553**	**124,939**	**64,815**	**(173,995)**	**302,312**

(1) Amounts shown in this column for the NQDCP are included in the "Salary" or "Stock Awards" columns of the Fiscal Year 2024 Summary Compensation Table. Amounts shown in this column for the MSPP were contributed from amounts earned for fiscal 2023 under the cash bonus plan, which were paid in August 2023.

(2) None of the amounts shown in this column are included in the Fiscal Year 2024 Summary Compensation Table because they are not preferential or above-market.

(3) Mr. Goodarzi has contributed an additional $7,880,519 to the NQDCP that was previously reported in the Fiscal Year 2024 Summary Compensation Table for fiscal years prior to fiscal 2024. The information in this footnote is provided to clarify the extent to which amounts payable as deferred compensation represent compensation reported in our prior proxy statements, rather than additional currently earned compensation.

Potential Payments Upon Termination of Employment or Change in Control

Described below are the individual arrangements Intuit has entered into with each of our NEOs and the estimated payments and benefits that would be provided under these arrangements, assuming hypothetically that the executive's employment terminated under certain circumstances as of July 31, 2024, and using the closing price of our common stock on July 31, 2024, the last trading day of fiscal 2024 ($647.35 per share).

Certain benefits shown in the tables below are provided to all recipients of Intuit equity awards, not solely to NEOs. For example:

- stock options, PSUs and RSUs (including matching RSUs under the MSPP) generally provide for 100% acceleration of vesting upon termination due to death or disability, with the number of PSUs vesting based on actual performance for any completed performance period and target performance for any incomplete performance period;
- stock options and RSUs (including matching RSUs under the MSPP) generally provide for pro rata vesting upon a recipient's involuntary termination within one year following a change in control;

- stock options, PSUs, and RSUs (including matching RSUs under the MSPP) generally provide for pro rata vesting upon a recipient's retirement;
- PSUs generally provide for pro rata vesting upon a recipient's involuntary termination or retirement based on actual performance for any completed performance period and target performance for any incomplete performance period; and
- PSUs generally provide for accelerated vesting based on actual performance in the event of a change in control.

Mr. Goodarzi and Ms. Fennell would have been the only NEOs eligible for retirement, for purposes of such stock option, PSU, and RSU vesting, had their employment been terminated as of July 31, 2024.

Intuit does not generally provide for any special severance payments or acceleration of equity upon an NEO's termination for cause or resignation without good reason. Under the NQDCP, participants will be eligible to receive their vested benefits under the plan upon termination of employment for any reason, and they will be eligible to receive discretionary company contributions and the related earnings upon their termination due to disability or death or following a change in control of Intuit, as described above under Other Benefits.

Sasan K. Goodarzi

On November 15, 2018, Intuit entered into an employment agreement with Mr. Goodarzi, which provided that he would become the President and CEO of Intuit, effective January 1, 2019. Under the agreement, Mr. Goodarzi's employment is at-will and can be terminated at any time by Intuit or by Mr. Goodarzi. If Intuit terminates Mr. Goodarzi other than for "Cause" (which includes gross negligence, willful misconduct, fraud, and certain criminal convictions) or if Mr. Goodarzi terminates his employment for "Good Reason" (which includes relocation or a reduction in duties, title, or compensation without his consent), he will be entitled to a single lump sum severance payment equal to 12 months of his then-current salary and 100% of his then-current target bonus, subject to his execution of a valid and binding release agreement.

The estimated payments or benefits that would have been paid to Mr. Goodarzi in a hypothetical termination of employment on July 31, 2024, are as follows:

Incremental Amounts Payable Upon Termination Event	Termination by Intuit Without Cause or by Mr. Goodarzi for Good Reason ($)	Termination Without Cause After CIC ($)	CIC (Continued Employment) ($)	Death or Disability ($)	Retirement ($)
Total Cash Severance	3,600,000	3,600,000	–	–	–
Total Benefits and Perquisites	–	–	–	–	–
Total Severance	3,600,000	3,600,000	–	–	–
Gain on Accelerated Stock Options	–	–	–	11,944,308	–
Value of Accelerated Restricted Stock Units	28,565,555	46,499,308	46,499,308	84,357,373	28,565,555
Total Value of Accelerated Long-Term Incentives	28,565,555	46,499,308	46,499,308	96,301,681	28,565,555
Total Severance, Benefits & Accelerated Equity	**32,165,555**	**50,099,308**	**46,499,308**	**96,301,681**	**28,565,555**

Sandeep S. Aujla

On February 17, 2023, Intuit entered into an employment agreement with Mr. Aujla, effective on August 1, 2023. The estimated payments or benefits that would have been paid to Mr. Aujla in a hypothetical termination on July 31, 2024, are as follows:

Incremental Amounts Payable Upon Termination Event	Termination by Intuit Without Cause or by Mr. Aujla for Good Reason ($)	Termination Without Cause After CIC ($)	CIC (Continued Employment) ($)	Death or Disability ($)
Total Cash Severance	–	–	–	–
Total Benefits and Perquisites	–	–	–	–
Total Severance	–	–	–	–
Gain on Accelerated Stock Options	–	–	–	2,696,748
Value of Accelerated Restricted Stock Units	4,060,275	9,554,635	8,723,030	34,795,303
Total Value of Accelerated Long-Term Incentives	4,060,275	9,554,635	8,723,030	37,492,051
Total Severance, Benefits & Accelerated Equity	**4,060,275**	**9,554,635**	**8,723,030**	**37,492,051**

Laura A. Fennell

The estimated payments or benefits that would have been paid to Ms. Fennell in a hypothetical termination of employment on July 31, 2024, are as follows:

Incremental Amounts Payable Upon Termination Event	Termination by Intuit Without Cause or by Ms. Fennell for Good Reason ($)	Termination Without Cause After CIC ($)	CIC (Continued Employment) ($)	Death or Disability ($)	Retirement ($)
Total Cash Severance	–	–	–	–	–
Total Benefits and Perquisites	–	–	–	–	–
Total Severance	–	–	–	–	–
Gain on Accelerated Stock Options	–	–	–	5,407,011	–
Value of Accelerated Restricted Stock Units	12,259,262	20,897,518	20,614,575	36,919,136	12,542,204
Total Value of Accelerated Long-Term Incentives	12,259,262	20,897,518	20,614,575	42,326,147	12,542,204
Total Severance, Benefits & Accelerated Equity	**12,259,262**	**20,897,518**	**20,614,575**	**42,326,147**	**12,542,204**

Mark Notarainni

The estimated payments or benefits that would have been paid to Mr. Notarainni in a hypothetical termination of employment on July 31, 2024, are as follows:

Incremental Amounts Payable Upon Termination Event	Termination by Intuit Without Cause or by Mr. Notarainni for Good Reason ($)	Termination Without Cause After CIC ($)	CIC (Continued Employment) ($)	Death or Disability ($)
Total Cash Severance	–	–	–	–
Total Benefits and Perquisites	–	–	–	–
Total Severance	–	–	–	–
Gain on Accelerated Stock Options	–	–	–	3,858,264
Value of Accelerated Restricted Stock Units	8,406,857	14,389,594	14,389,594	28,483,880
Total Value of Accelerated Long-Term Incentives	8,406,857	14,389,594	14,389,594	32,342,144
Total Severance, Benefits & Accelerated Equity	**8,406,857**	**14,389,594**	**14,389,594**	**32,342,144**

Marianna Tessel

On November 7, 2018, Intuit entered into an employment agreement with Ms. Tessel. The estimated payments or benefits that would have been paid to Ms. Tessel in a hypothetical termination of employment on July 31, 2024, are as follows:

Incremental Amounts Payable Upon Termination Event	Termination by Intuit Without Cause or by Ms. Tessel for Good Reason ($)	Termination Without Cause After CIC ($)	CIC (Continued Employment) ($)	Death or Disability ($)
Total Cash Severance	–	–	–	–
Total Benefits and Perquisites	–	–	–	–
Total Severance	–	–	–	–
Gain on Accelerated Stock Options	–	–	–	6,210,502
Value of Accelerated Restricted Stock Units	14,852,783	24,491,550	24,351,816	43,339,087
Total Value of Accelerated Long-Term Incentives	14,852,783	24,491,550	24,351,816	49,549,589
Total Severance, Benefits & Accelerated Equity	**14,852,783**	**24,491,550**	**24,351,816**	**49,549,589**

Equity Compensation Plan Information

The following table contains information about securities authorized for issuance under all of Intuit's equity compensation plans as of July 31, 2024.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#) (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($) (b)[1]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a) (#) (c)
Equity compensation plans approved by security holders	12,420,200 [2]	448.68	29,280,460 [3]
Equity compensation plans not approved by security holders	275,416 [4]	525.51	–
Total	**12,695,616** [5]	**449.66**	**29,280,460**

(1) RSUs and PSUs have been excluded for purposes of computing weighted average exercise prices.

(2) Represents 1.749 million shares issuable upon exercise of options and 10.671 million shares issuable upon vesting of RSU and PSU awards, which are settled for shares of Intuit common stock on a one-for-one basis.

(3) Represents 27.317 million shares available for issuance under our 2005 Equity Incentive Plan and 1.964 million shares available for issuance under our Employee Stock Purchase Plan. For a description of the material terms of the 2005 Equity Incentive Plan and the Employee Stock Purchase Plan, see footnote 12 to the financial statements filed with our Form 10-K for fiscal 2024.

(4) Represents 0.023 million shares issuable upon exercise of options and 0.253 million shares issuable upon vesting of RSU awards that were assumed or granted in connection with corporate acquisitions.

(5) Represents 1.772 million shares issuable upon exercise of options and 10.924 million shares issuable upon vesting of RSU and PSU awards.

CEO Pay Ratio

Mr. Goodarzi's annual total compensation for fiscal 2024 was $36,572,360, as reported in the Fiscal Year 2024 Summary Compensation Table of this proxy statement. The fiscal 2024 annual total compensation for our median employee was $200,562 as determined under Item 402(u) of Regulation S-K. The ratio of our CEO's annualized total compensation to our median employee's annual total compensation for fiscal 2024 was 182 to 1.

In fiscal 2023, we identified our median employee from all full-time, part-time, and seasonal workers (other than the CEO) in the U.S., Canada, India, and the United Kingdom who were included as employees on our payroll records as of June 30, 2023, based on gross wages paid during the 12 months ending on that date. For permanent employees hired during those 12 months, compensation was annualized to reflect a full year of wages. Compensation for international employees was converted to U.S. dollar equivalents using exchange rates as of the determination date. As permitted by SEC rules, we excluded approximately 168 employees located in Australia, 34 employees located in Singapore, 22 employees located in France, 1 employee located in Brazil, and 1 employee located in Ireland who in the aggregate represented approximately 1.3% of our 17,335 employees, resulting in an employee population of 17,109 for purposes of this computation. In fiscal 2024, we used the same median employee as we did for fiscal 2023 in our pay ratio calculation because there were no changes in our employee population or employee compensation arrangement in fiscal 2024 that we reasonably believe would result in a significant change to our pay ratio disclosures.

The ratio presented above is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulations S-K. The SEC's rules for identifying the median employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. As a result, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates, and assumptions in calculating their own ratios.

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K under the Exchange Act, we are providing the following information about the relationship between the "Compensation Actually Paid" (as computed in accordance with SEC rules) to our CEO and non-CEO NEOs (as a group) and certain financial performance measures. The amounts of "Compensation Actually Paid" reflect the Summary Compensation Table total with certain adjustments as described in the following table and footnotes. We discuss our pay-for-performance philosophy and how we align executive compensation with our performance in the Compensation Discussion and Analysis section above.

					Value of Initial Fixed $100 Investment Based on:			
Fiscal Year	Summary Compensation Table Total for CEO ($)[1]	Compensation Actually Paid to CEO ($)[1]	Average Summary Compensation Table Total For Non-CEO NEO ($)[1]	Average Compensation Actually Paid to Non-CEO NEO ($)[1]	Total Shareholder Return ($)[2]	Peer Group Total Shareholder Return ($)[3]	Net Income ($ in millions)	Company Selected Performance Measure: Revenue[4] ($ in millions)
2024	36,572,360	61,326,002	16,178,844	25,795,683	216.61	214.72	2,963	16,285
2023	27,305,429	34,871,125	11,557,818	14,414,929	170.19	156.68	2,384	14,368
2022	27,174,857	18,442,842	13,385,497	9,760,839	150.61	124.74	2,066	12,726
2021	24,929,237	82,944,429	12,290,493	39,367,120	174.01	138.33	2,062	9,633

(1) The named executives included in the above table were:

Fiscal Year	CEO	Non-CEO NEOs
2024	Sasan K. Goodarzi	Sandeep S. Aujla, Laura A. Fennell, Mark Notarainni, and Marianna Tessel
2023	Sasan K. Goodarzi	Michelle M. Clatterbuck, J. Alexander Chriss, Laura A. Fennell, and Marianna Tessel
2022	Sasan K. Goodarzi	Michelle M. Clatterbuck, J. Alexander Chriss, Laura A. Fennell, and Marianna Tessel
2021	Sasan K. Goodarzi	Michelle M. Clatterbuck, J. Alexander Chriss, Gregory N. Johnson, and Marianna Tessel

(2) TSR for each of fiscal 2024, 2023, 2022, and 2021 is cumulative, reflecting the value of a fixed $100 investment beginning with the market close on July 31, 2020, the last trading day before fiscal 2021, through and including the end of the respective listed fiscal years, and that all dividends were reinvested.

(3) The peer group for this purpose is the Morgan Stanley Technology Index, which is the industry peer group we use for purposes of Item 201(e) of Regulation S-K.

(4) Our company selected financial measure, as required by Item 402(v) of Regulation S-K, is revenue, which, in our assessment, represents the most important financial performance measure linking fiscal 2024 NEO Compensation Actually Paid to company performance.

To calculate Compensation Actually Paid ("CAP"), the following amounts were deducted from and added to Summary Compensation Table ("SCT") total compensation:

	Fiscal 2024	
	CEO $	Average for Non-CEO NEOs $
SCT Total	36,572,360	16,178,844
Adjustments		
Deduction: Amounts reported under "Stock Awards" and "Option Awards" column in the SCT [1]	(32,897,416)	(14,578,256)
Addition: Year-end fair value of equity awards granted in the fiscal year [2]	34,239,530	15,172,056
Addition: Fair value of awards on the vesting date for awards granted and vested during the fiscal year [2]	–	77,403
Addition: Change in fair value from prior year-end to current year-end of awards granted in prior years that were outstanding and unvested as of fiscal year-end [2]	8,668,369	2,430,144
Addition: Change in fair value from prior year-end to vesting date of awards granted in prior fiscal years that vested during the fiscal year [2]	14,743,159	6,515,492
Compensation Actually Paid	**61,326,002**	**25,795,683**

(1) Represents the grant date fair value of the equity-based awards computed in accordance with FASB ASC Topic 718 and disclosed in the SCT.

(2) Reflects the adjustments made based on the value of equity awards calculated in accordance with the SEC methodology for determining CAP. The valuation assumptions used to calculate the fair values did not materially differ from those disclosed at the time of grant.

Financial Performance Measures

As discussed in the Compensation Discussion and Analysis section, our executive compensation program reflects a pay-for-performance philosophy. The metrics that we use to determine the compensation of executives are designed to incentivize our executives to drive growth and long-term shareholder value. Below is an unranked list of the most important financial performance measures that we use to link Compensation Actually Paid to the NEOs, for the most recently completed fiscal year, to the Company's performance:

- Revenue
- Non-GAAP operating income
- Relative TSR

Analysis of the Information Presented in the Pay Versus Performance Table

As described in more detail in the Compensation Discussion and Analysis, our executive compensation program reflects a pay-for-performance philosophy. While we use several performance measures to align executive compensation with our performance, as contemplated by SEC rules, not all of these measures are presented in the Pay Versus Performance table. Moreover, the Compensation Committee generally seeks to incentivize long-term performance and therefore does not seek to specifically align the performance measures with Compensation Actually Paid for a particular fiscal year. However, in accordance with Item 402(v) of Regulation S-K of the Exchange Act, we are providing the following descriptions of the relationships between information presented in the Pay Versus Performance table.

The graphs below show the relationship of the CAP of our CEO and the average CAP of our non-CEO NEOs in fiscal 2021, 2022, 2023, and 2024 to (1) our TSR and the Peer Group TSR, (2) net income, and (3) revenue.

Compensation Actually Paid versus TSR


$90
$80
$70
$60
$50
$40
$30
$20
$10
$0
Compensation Actually Paid (in millions)
$250.00
$200.00
$150.00
$100.00
$50.00
$0.00
Total Shareholder Return
2021
2022
2023
2024
CEO Compensation Actually Paid
Non-CEO NEO Average Compensation Actually Paid
TSR
Peer Group TSR

Compensation Actually Paid versus Net Income


$90
$80
$70
$60
$50
$40
$30
$20
$10
$0
Compensation Actually Paid (in millions)
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
Net Income (in millions)
2021
2022
2023
2024
CEO Compensation Actually Paid
Non-CEO NEO Average Compensation Actually Paid
Net Income

Compensation Actually Paid versus Revenue



$100
$80
$60
$40
$20
$0
Compensation Actually Paid (in millions)
$20,000
$15,000
$10,000
$5,000
$0
Revenue (in millions)
2021
2022
2023
2024
CEO Compensation Actually Paid
Non-CEO NEO Average Compensation Actually Paid
Revenue

Proposal No. 3 – Ratification of Selection of Independent Registered Public Accounting Firm

Intuit's Audit and Risk Committee has selected Ernst & Young LLP as the independent registered public accounting firm to perform the audit of Intuit's consolidated financial statements and the effectiveness of our internal control over financial reporting for the fiscal year ending July 31, 2025. As a matter of good corporate governance, we are asking stockholders to ratify this selection. If the selection of Ernst & Young is not ratified, the Audit and Risk Committee will consider whether it should select another independent registered public accounting firm.

Tenure and Rotation

Ernst & Young has been the company's independent registered public accounting firm since 1990. In order to support continuing auditor independence, the Audit and Risk Committee periodically considers whether there should be a regular rotation of the independent registered public accounting firm. Additionally, the Audit and Risk Committee is engaged in the selection and mandated rotation of the lead engagement partner from Ernst & Young. The current lead engagement partner was selected during fiscal 2022. The Audit and Risk Committee believes that there are significant benefits to having an independent registered public accounting firm with extensive history with the company. These include the following.

- Higher quality audit work and accounting advice resulting from Ernst & Young's institutional knowledge of our business and operations, accounting policies and processes, financial systems, and internal control framework
- Operational efficiencies and competitive fees because of Ernst & Young's history and familiarity with our business
- Continuity and savings of resources and attention required to onboard a new accounting firm

Independence and Performance

The Audit and Risk Committee recognizes the importance of having an outside auditor that is independent both in fact and appearance and, at least annually, evaluates the firm's independence. In addition, the Audit and Risk Committee takes a number of measures to maintain independence, as described in the Audit and Risk Committee Report.

As provided in its charter, the Audit and Risk Committee performed its annual assessment of Ernst & Young's performance as our independent auditor during fiscal 2024, the lead audit engagement partner, and the audit team. The Audit and Risk Committee reviewed a number of factors, including the following.

- The quality and candor of Ernst & Young's communications with the Audit and Risk Committee and management
- How effectively Ernst & Young maintained its independence and employed its independent judgment, objectivity, and professional skepticism
- The level of engagement and value provided by the Ernst & Young national office
- The depth and industry expertise of the Ernst & Young audit team
- The quality of insight demonstrated in Ernst & Young's review of the company's assessment of internal control over financial reporting
- Available external data about quality and performance, including Public Company Accounting Oversight Board ("PCAOB") inspection reports on Ernst & Young, and Ernst & Young's response to those report
- The appropriateness of Ernst & Young's fees, taking into account the size and complexity of the company and the resources necessary to perform the audit
- Ernst & Young's knowledge of our global operations, accounting policies and processes, and internal control over financial reporting
- Ernst & Young's tenure as the company's independent auditor and safeguards in place to maintain its independence

Accountability to Stockholders

Representatives of Ernst & Young are expected to attend the Meeting virtually. They will have the opportunity to make a statement if they wish, and are expected to be available to respond to appropriate questions from stockholders.

Policy on Pre-Approval of Services

It is the policy of the Audit and Risk Committee to pre-approve, near the beginning of each fiscal year, all audit and permissible non-audit services to be provided by the independent registered public accounting firm during that fiscal year. The Audit and Risk Committee authorizes specific projects within categories of services, subject to a budget for each project. The Audit and Risk Committee also may pre-approve particular services during the fiscal year on a case-by-case basis.

Fees Paid to Ernst & Young

The following table shows fees that we paid (or accrued) for professional services rendered by Ernst & Young for fiscal 2024 and fiscal 2023:

Fee Category	Fiscal 2024	Fiscal 2023
Audit Fees	$ 11,544,000	$ 9,092,000
Audit-Related Fees	–	732,000
Tax Fees	–	606,000
All Other Fees	–	–
Total Fees	**$11,544,000**	**$ 10,430,000**

Audit Fees

These fees consist of amounts for professional services rendered in connection with the integrated audit of our financial statements and internal control over financial reporting, review of the interim financial statements included in quarterly reports, and statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements, including agreed-upon audit procedures that focus on a specific business process. Intuit paid no audit-related fees to Ernst & Young for fiscal 2024. For fiscal 2023, audit-related fees consisted of fees for due diligence in connection with a business combination, services related to service organization control reports, and services related to ISO 27001 certification.

Tax Fees

Tax fees consist of fees for tax compliance, tax planning, and tax advice. Intuit paid no tax fees to Ernst & Young for fiscal 2024. For fiscal 2023, tax fees consisted of tax services related to various acquisitions and international tax advisory services.

All Other Fees

Intuit paid no other fees to Ernst & Young for fiscal 2024 or fiscal 2023.

For more information about Ernst & Young, see the Audit and Risk Committee Report.

✔ The Board recommends that you vote **FOR** the ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending July 31, 2025.

Audit and Risk Committee Report

We, the members of the Audit and Risk Committee, assist the Board in fulfilling its responsibilities by overseeing Intuit's accounting and financial reporting processes; the qualifications, independence and performance of Intuit's independent registered public accounting firm; the performance of Intuit's internal audit department; and Intuit's internal controls. We also are responsible for selecting, evaluating and setting the compensation of Intuit's independent registered public accounting firm. Intuit's management is responsible for the preparation, presentation and integrity of Intuit's financial statements, including setting accounting and financial reporting principles and designing Intuit's system of internal control over financial reporting.

The Audit and Risk Committee has selected Ernst & Young as Intuit's independent registered public accounting firm, with responsibility for performing an independent audit of Intuit's consolidated financial statements and for expressing opinions on the conformity of Intuit's audited financial statements with generally accepted accounting principles and the effectiveness of Intuit's internal control over financial reporting. The Audit and Risk Committee oversees these processes, although members of the Audit and Risk Committee are not engaged in the practice of auditing or accounting.

During the fiscal year ended July 31, 2024, the Audit and Risk Committee carried out the duties and responsibilities as outlined in its charter, including the following specific actions:

- Reviewed and discussed with management and the independent registered public accounting firm Intuit's quarterly earnings announcements, consolidated financial statements, and related periodic reports filed with the SEC;
- Reviewed with management its assessment of the effectiveness of Intuit's internal control over financial reporting;
- Reviewed with the independent registered public accounting firm and management the audit scope and plan;
- Reviewed the internal audit plan with the internal auditor; and
- Met in periodic executive sessions with each of the independent registered public accounting firm, representatives of management, and the Chief Audit Executive, who leads internal audit at Intuit.

We reviewed and discussed with management and representatives of Ernst & Young the audited financial statements for the fiscal year ended July 31, 2024, and Ernst & Young's opinion on the audited financial statements and the effectiveness of Intuit's internal control over financial reporting. Ernst & Young represented that its presentations included the matters required to be discussed with the Audit and Risk Committee by applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC.

The Audit and Risk Committee recognizes the importance of maintaining the independence of Intuit's independent registered public accounting firm, both in fact and appearance. Consistent with its charter, the Audit and Risk Committee has made an evaluation and concluded that Ernst & Young is qualified and independent. In addition, the Audit and Risk Committee has received the written disclosures and the letter from Ernst & Young required by applicable requirements of the PCAOB regarding Ernst & Young's communications with the committee concerning independence and has discussed with Ernst & Young the firm's independence.

Based on the reports, discussions and review described in this report, and subject to the limitations on our role and responsibilities referred to in this report and in the committee's charter, we recommended to the Board that the audited financial statements be included in Intuit's Annual Report on Form 10-K for fiscal 2024 for filing with the SEC.

Audit and Risk Committee Members

Thomas Szkutak (Chair)
Eve Burton
Richard L. Dalzell
Forrest Norrod
Vasant Prabhu
Raul Vazquez
Eric S. Yuan

Proposal No. 4 – Approval of an Amendment to Our Certificate of Incorporation to Limit the Liability of Certain Officers in Accordance with Recent Delaware Law Amendments

After careful consideration, our Board has unanimously adopted, declared advisable, and recommends to the company's stockholders that they approve an amendment to our Restated Certificate of Incorporation (our "Charter") to provide for the elimination of monetary liability of certain of our officers in certain circumstances (the "Proposed Charter Amendment").

Consistent with Delaware law, our Charter already eliminates the monetary liability of directors for breaches of the fiduciary duty of care, to the fullest extent permitted by law. In August 2022, the State of Delaware enacted legislation that allows Delaware corporations to amend their certificates of incorporation to eliminate the monetary liability of certain officers for breach of the duty of care, in a manner similar to but more limited than the protection already permitted for directors. This type of protection is commonly referred to as "officer exculpation." The officers who would be exculpated are: (i) anyone serving as our President, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Chief Legal Officer, Chief Accounting Officer, Controller, or Treasurer, (ii) any other named executive officer, and (iii) any other officer who has consented to service of process in Delaware by written agreement.

The Proposed Charter Amendment would exculpate officers only in connection with direct claims brought by stockholders for breaches of the duty of care, but, like the provision limiting monetary liability of directors, would not eliminate or limit liability of officers with respect to any of the following:

- any claims involving breaches of the duty of loyalty to Intuit or our stockholders;
- any claims involving acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; or
- any transaction in which the officer derived an improper personal benefit.

Additionally, Delaware law does not permit exculpation of officers in connection with any action brought in the right of Intuit, such as stockholder derivative claims for breaches of the fiduciary duty of care, whereas the company can and does exculpate its directors for these types of claims.

The Board believes it is important to provide protection to officers to the fullest extent permitted by Delaware law to better position Intuit to attract and retain qualified and experienced officers. Extending exculpation protection to officers could prevent or deter protracted or otherwise meritless litigation that distracts from their primary objectives of solving our customers' most important financial problems and creating stockholder value over the long term. The nature of the role of officers requires them to make decisions on crucial matters, often in response to time-sensitive opportunities and challenges, which can create substantial risk of lawsuits seeking to impose liability with the benefit of hindsight and regardless of merit. The Board believes that aligning the protections available to our officers with those that have long been afforded to our directors would empower the officers to exercise their business judgment in furtherance of stockholder interests without the potential for distraction posed by the risk of personal liability.

In the absence of such protection, such individuals might be deterred from serving as officers due to exposure to personal liability and the risk of incurring substantial expense in defending lawsuits, regardless of merit. Also, other public companies have updated their governing documents to align with this update to Delaware law, and we expect this practice to continue. Therefore, our ability to attract and retain highly qualified officer candidates may be adversely impacted if we do not make similar updates to our Charter.

Taking into account the narrow class and type of claims for which officers would be exculpated, and the benefits our Board believes would accrue to the company and our stockholders, our Board has determined that the Proposed Charter Amendment is in the best interests of the company and its stockholders and unanimously approved the Proposed Charter Amendment, subject to approval by stockholders.

If this proposal is approved by stockholders, Article V of our Charter will be amended to read in its entirety as set forth below (with additions shown as underlined):

> To the fullest extent permitted by law, no director <u>or officer</u> of the Company shall be personally liable for monetary damages for breach of fiduciary duty as a director <u>or officer (as applicable)</u>. Without limiting the effect of the preceding sentence, if the Delaware General Corporation Law is hereafter amended to authorize the further elimination or limitation of the liability of a director <u>or officer</u>, then the liability of a director <u>or officer</u> of the Company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.
>
> Neither any amendment nor repeal of this Article V, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article V, shall eliminate, reduce or otherwise adversely affect any limitation on the personal liability of a director <u>or officer</u> of the Company existing at the time of such amendment, repeal or adoption of such inconsistent provision.

Approval of this Proposal No. 4 requires the affirmative vote of the majority of the shares of common stock outstanding as of the Record Date entitled to vote on this proposal. Abstentions and broker non-votes will have the same effect as a vote "Against" this proposal.

If this Proposal No. 4 is approved, we intend to file an Amended and Restated Certificate of Incorporation with the Delaware Secretary of State as soon as practicable following the Meeting. Effective upon the filing of such Amended and Restated Certificate of Incorporation with the Delaware Secretary of State, certain of our officers will receive the protections from liability provided by the Proposed Charter Amendment. Our Board reserves the right to elect to abandon the Proposed Charter Amendment at any time before it becomes effective even if it is approved by the stockholders. If this Proposal No. 4 is not approved by the stockholders, then an Amended and Restated Certificate of Incorporation will not be filed with the Delaware Secretary of State, Article V of our Charter will remain unchanged, and certain of our officers will not be entitled to exculpation under Delaware law.

✔ The Board recommends that you vote **FOR** the amendment to our Restated Certificate of Incorporation to provide for the exculpation of officers.

Stock Ownership Information

Security Ownership Table

Unless otherwise indicated below, the following table shows shares of Intuit common stock that we believe are owned as of October 31, 2024 by:

- Each NEO;
- Each director and nominee;
- All current directors and executive officers as a group; and
- Each stockholder beneficially owning more than 5% of our common stock.

Unless indicated in the notes, each stockholder has sole voting and investment power for all shares shown, subject to community property laws that may apply to create shared voting and investment power. Except where a different address appears in the footnotes, the address of each beneficial owner is c/o Intuit Inc., P.O. Box 7850, Mountain View, California 94039-7850.

We calculated the "Percent of Class" based on 280,120,546 shares of common stock outstanding on October 31, 2024. In accordance with SEC regulations, we also include (1) shares subject to options that are currently exercisable or will become exercisable within 60 days of October 31, 2024, and (2) shares issuable upon settlement of RSUs that are vested but unreleased, or will become vested and settled within 60 days of October 31, 2024. Those shares are deemed to be outstanding and beneficially owned by the person holding such option or RSU for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership (#)	Percent of Class (%)
Directors, Director Nominees and Named Executive Officers:		
Scott D. Cook(1)	6,615,502	2.36 %
Sasan K. Goodarzi(2)	391,338	*
Sandeep S. Aujla(3)	14,435	*
Laura A. Fennell(4)	114,637	*
Mark Notarainni(5)	37,177	*
Marianna Tessel(6)	155,474	*
Eve Burton(7)	7,844	*
Richard L. Dalzell(8)	19,278	*
Deborah Liu(9)	8,614	*
Tekedra Mawakana(10)	2,379	*
Suzanne Nora Johnson(11)	41,733	*
Forrest Norrod	–	*
Vasant Prabhu	–	*
Ryan Roslansky(12)	407	*
Thomas Szkutak(13)	7,570	*
Raul Vazquez(14)	3,958	*
Eric S. Yuan(15)	407	*
All current directors and executive officers as a group (20 people)(16)	7,531,082	2.68 %
5% Stockholders:		
The Vanguard Group(17)	25,773,948	9.20 %
BlackRock, Inc.(18)	23,374,934	8.34 %

* Indicates ownership of 1% or less.

(1) Represents 6,453,105 shares held by trusts of which Mr. Cook is a trustee or beneficiary and 162,397 shares held by a trust of which an immediate family member of Mr. Cook is a beneficiary.

(2) Includes 294,189 shares issuable upon exercise of options and upon settlement of vested restricted stock units held by Mr. Goodarzi and 97,148 shares held by a trust of which Mr. Goodarzi is a trustee.

(3) Includes 13,983 shares issuable upon exercise of options and upon settlement of vested restricted stock units held by Mr. Aujla.

(4) Includes 61,326 shares issuable upon exercise of options and upon settlement of vested restricted stock units held by Ms. Fennell and 11,695 shares held by a trust of which Ms. Fennell is a trustee.

(5) Includes 33,509 shares issuable upon exercise of options and upon settlement of vested restricted stock units held by Mr. Notarainni.

(6) Includes 115,899 shares issuable upon exercise of options and upon settlement of vested restricted stock units held by Ms. Tessel.

(7) Includes 7,836 shares issuable upon settlement of vested restricted stock units held by Ms. Burton.

(8) Includes 3,708 shares issuable upon settlement of vested restricted stock units held by Mr. Dalzell.

(9) Represents 5,958 shares issuable upon settlement of vested restricted stock units held by Ms. Liu and 2,656 shares held by a trust of which Ms. Liu is a trustee.

(10) Represents 2,379 shares issuable upon settlement of vested restricted stock units by Ms. Mawakana.

(11) Includes 3,140 shares issuable upon settlement of vested restricted stock units held by Ms. Nora Johnson and 24,552 shares held by a trust of which Ms. Nora Johnson is a trustee.

(12) Represents 407 shares issuable upon settlement of vested restricted stock units held by Mr. Roslansky.

(13) Includes 3,964 shares issuable upon settlement of vested restricted stock units held by Mr. Szkutak.

(14) Includes 2,743 shares issuable upon settlement of vested restricted stock units held by Mr. Vazquez.

(15) Represents 407 shares issuable upon settlement of vested restricted stock units held by Mr. Yuan.

(16) Includes 631,008 shares issuable upon exercise of options and upon settlement of vested restricted stock units. Represents shares and options held by the 17 individuals in the table, plus an additional 28,769 outstanding shares and 81,560 shares issuable upon exercise of options and upon settlement of vested restricted stock units held by other executive officers.

(17) Ownership information for The Vanguard Group ("Vanguard") is based on a Schedule 13G/A filed with the SEC on February 13, 2024 by Vanguard, reporting ownership as of December 29, 2023. Vanguard reported sole voting power as to no shares, shared voting power as to 371,210 shares, sole dispositive power as to 24,576,709 shares, and shared dispositive power as to 1,197,239 shares. The address of Vanguard is 100 Vanguard Blvd., Malvern, Pennsylvania 19355.

(18) Ownership information for BlackRock, Inc. ("BlackRock") is based on a Schedule 13G/A filed with the SEC on January 24, 2024 by BlackRock, reporting ownership as of December 31, 2023. BlackRock reported sole voting power as to 21,228,896 shares, shared voting power as to no shares, sole dispositive power as to 23,374,934 shares, and shared dispositive power as to no shares. The address of BlackRock is 55 East 52nd Street, New York, New York 10055.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires Intuit's directors, executive officers, and greater-than-10% stockholders to file forms with the SEC to report their ownership of Intuit shares and any changes in ownership. We have reviewed all forms filed electronically with the SEC. Based on that review and on written information given to us by our executive officers and directors, we believe that all of our directors and executive officers filed the required reports on a timely basis under Section 16(a) during fiscal 2024, except for (i) the inadvertent late reporting on October 3, 2024 by Mr. Aujla of the acquisition of 14.42 shares of Intuit common stock and (ii) the inadvertent late reporting on November 4, 2024 by Ms. Burton of the acquisition of 8.427 shares of Intuit common stock, in each case, that were acquired pursuant to the reinvestment of dividends.

Information About the Meeting, Voting, and Proxies

Date, Time, and Place of Meeting

We are holding the Meeting on Thursday, January 23, 2025, at 8:00 a.m. Pacific Standard Time. The Meeting will occur as a virtual meeting conducted exclusively via a live audio webcast at www.virtualshareholdermeeting.com/INTU2025. There will not be a physical location for the Meeting. We believe our virtual format offers stockholders the same opportunities to participate as an in-person meeting. The virtual format enhances the experience because we can provide consistent opportunities for engagement to all stockholders, regardless of their geographic location. To participate in the Meeting, including to vote and submit questions, stockholders of record will need to log in using the control number on their Notice of Internet Availability or proxy card. You may log into the Meeting website beginning at 7:45 a.m. Pacific Standard Time. Street-name holders who receive a Notice of Internet Availability or voting instruction form indicating that they may vote those shares through the www.proxyvote.com website may access, participate in and vote at the Meeting using the control number indicated on that Notice of Internet Availability or voting instruction form. Otherwise, street-name holders should contact their bank, broker, or other nominee (preferably at least five days before the Meeting) and obtain a "legal proxy" in order to be able to attend, participate in, or vote at the Meeting.

A recording of the webcast will be available on our investor relations website for at least 60 days following the Meeting.

If you lost your control number or are not a stockholder, you will be able to attend the Meeting by visiting www.virtualshareholdermeeting.com/INTU2025 and registering as a guest. However, in this case, you will not be able to vote or submit questions.

Asking Questions at the Meeting

If you wish to submit a question during the Meeting, you must log into www.virtualshareholdermeeting.com/INTU2025 using the control number on your Notice of Internet Availability, proxy card or voting instruction form and follow the instructions on the Meeting website. During the Meeting, we will answer questions relevant to Meeting matters that comply with the meeting rules of conduct, subject to time constraints. We reserve the right to exclude questions that are not relevant to meeting matters, are irrelevant to the business of the company, are derogatory or in bad taste, relate to pending or threatened litigation, are personal grievances or are otherwise inappropriate (as determined by the Chair of the Meeting). Questions relevant to Meeting matters that we do not have time to answer during the Meeting will be posted to our website as soon as practicable following the Meeting. If you have an individual concern that is not of general concern to all stockholders, or if a question posed was not otherwise answered, contact Intuit Investor Relations at investor_relations@intuit.com. Additional information regarding the question and answer process, including the types and number of questions permitted and how questions will be addressed and disclosed, will be available in the Meeting rules of conduct, which will be posted at the virtual Meeting website during the Meeting.

If You Have Technical Problems

We will have technicians ready to assist you with any technical difficulties. If you have trouble accessing or checking in to the virtual Meeting or otherwise during the Meeting, call the technical support number that will be posted on the virtual meeting platform log-in page.

Internet Availability of Proxy Materials

We are pleased to furnish proxy materials to our stockholders on the internet, rather than mailing individual printed copies of those materials. If you received a Notice of Internet Availability of Proxy Materials ("Notice of Internet Availability") by mail, you will not receive a printed copy of the proxy materials unless you request one. Instead, the Notice of Internet Availability will explain how you may access and review the proxy materials and cast your vote online. We encourage stockholders to take advantage of the availability of the proxy materials on the internet to help reduce the environmental impact of the Meeting.

The Notice of Internet Availability contains instructions for requesting printed copies of our proxy materials.

Record Date, Outstanding Shares, and Quorum

Only holders of record of Intuit common stock at the close of business on November 25, 2024 (the "Record Date") will be entitled to vote at the Meeting. Each share of Intuit common stock is entitled to one vote for each director nominee and one vote for each of the other proposals. On the Record Date, we had approximately 279,916,784 shares of common stock outstanding and entitled to vote. In order to have a quorum, a majority of the shares of our common stock entitled to vote on the Record Date must be present at the Meeting, either in person or by proxy. Abstentions and broker non-votes will be counted as "present" in determining whether we have a quorum.

If a quorum is not present at the scheduled time of the Meeting, the Chair of the Meeting, or the holders of a majority of the shares entitled to vote who are present, in person or by proxy, at the Meeting may adjourn or recess the Meeting. The individuals named as proxies would typically exercise their authority to vote in favor of adjournment.

For 10 days prior to the Meeting date, a list of registered stockholders eligible to vote at the Meeting will be available for review. If you would like to view the stockholder list, contact Intuit Investor Relations at investor_relations@intuit.com.

How to Know if You're a Stockholder of Record or a Beneficial Owner of Shares Held in Street Name

Stockholder of record (also known as a record holder). If your shares are registered directly in your name with Intuit's transfer agent, Equiniti Trust Company, LLC, you are considered the stockholder of record with respect to those shares, and the Notice of Internet Availability was sent directly to you by Intuit. If you request printed copies of the proxy materials by mail, you also will receive a proxy card.

Beneficial owner of shares held in street name. If your shares are held on your behalf by a broker, bank, or other nominee, then you are the beneficial owner of shares held in "street name." Your nominee, which is considered the stockholder of record for purposes of voting at the Meeting, may forward you the Notice of Internet Availability or send you a voting instruction form containing instructions that you must follow in order for your shares to be voted. As a beneficial owner, you have the right to instruct your nominee on how to vote the shares held in your account. If you do not provide specific voting instructions, your nominee is not permitted to vote on certain proposals and may elect not to vote on any of the proposals. Therefore, unless you provide specific voting instructions, your shares may not be represented or voted at the Meeting.

Required Vote

The table below shows the voting options, voting requirement, and effect of abstentions and broker non-votes for each proposal to be presented at the Meeting.

Proposal	Voting Options	Board Recommendation	Vote Required to Adopt the Proposal	Effect of Abstentions	Effect of "Broker Non-Votes"[(1)]
1. Election of 13 directors	For, against or abstain on each nominee	FOR (all nominees)	A nominee for director will be elected if the votes cast for such nominee exceed the votes cast against such nominee	No effect	No effect
2. Advisory vote to approve Intuit's executive compensation (say-on-pay)	For, against or abstain	FOR	The affirmative vote of a majority of the shares of common stock present or represented at the Meeting and voted for or against the proposal	No effect	No effect
3. Ratification of selection of Ernst & Young LLP as Intuit's independent registered public accounting firm	For, against or abstain	FOR	The affirmative vote of a majority of the shares of common stock present or represented at the Meeting and voted for or against the proposal	No effect	No effect
4. Approval of an amendment to our Certificate of Incorporation to limit the liability of certain officers in accordance with recent Delaware law amendments	For, against or abstain	FOR	The affirmative vote of a majority of the shares of common stock outstanding as of the Record Date and entitled to vote thereon	Against	Against

(1) If you hold your shares in street name and do not provide voting instructions to the broker, bank, or other nominee that holds your shares, the nominee is not permitted to vote on certain proposals and may elect to not vote on any of the proposals. When a nominee is not permitted or chooses not to vote on a proposal, it will result in a "broker non-vote" for that proposal. See Voting and Revoking Proxies below.

Voting and Revoking Proxies

The Board is soliciting proxies to vote your shares at the Meeting. Please act as soon as possible to vote your shares, even if you plan to attend the Meeting virtually. All stockholders of record have three options for submitting their vote prior to the Meeting, as described in the Notice of Internet Availability:

- online before the meeting at www.proxyvote.com;
- by phone at the telephone number shown on your proxy card; or
- by requesting, completing, and mailing in a paper proxy card.

We encourage you to vote via the internet.

If your shares are held on your behalf by a broker, bank, or other nominee, you may vote as described above in the section Date, Time and Place of Meeting. However, if your shares are held on your behalf by a broker, bank, or other nominee and you do not plan to participate in the Meeting, you must instruct your nominee how to vote the shares held in your account. Some nominees enable you to do this online or by telephone. If you do not provide voting instructions, the nominee is not permitted to vote on certain proposals and may elect not to vote on any of the proposals. When a nominee is not permitted or chooses not to vote on a proposal, it will result in a so-called "broker non-vote." Whether the broker, bank, or other nominee that holds your shares has discretionary authority to vote on a proposal without receiving your voting instructions is subject to stock exchange rules and final determination by the stock exchange.

If you are a stockholder of record and you sign and return your proxy card but do not give any instructions on how you would like to vote your shares, your shares will be voted in favor of the election of each of the director nominees listed in Proposal 1, and in favor of Proposals 2, 3, and 4. As far as we know, no other matters will be presented at the Meeting. However, if any other matters of business are properly presented, the proxy holders named on your proxy card are authorized to vote your shares according to their judgment.

Whether you submit your proxy online, by phone or by mail, you may revoke it at any time before voting takes place at the Meeting. If you are the record holder of your shares and you wish to revoke your proxy, you must deliver instructions to: Kerry J. McLean, Corporate Secretary, at Intuit Inc., P.O. Box 7850, Mail Stop 2700, Mountain View, California 94039-7850. You also may revoke a proxy by submitting a later-dated vote, whether electronically at the virtual Meeting or before it, via the Internet, by phone, or by mail. If a broker, bank, or other nominee is the record holder of your shares and you wish to revoke your proxy, you must contact the record holder of your shares directly or participate in the Meeting and electronically vote your shares during the Meeting.

Soliciting Proxies

Intuit will pay all expenses of soliciting proxies to be voted at the Meeting. After the proxies are initially distributed, Intuit or its agents also may solicit proxies by mail, electronic mail, telephone, or in person. We have hired a proxy solicitation firm, Innisfree M&A Incorporated, to assist us in soliciting proxies. We will pay Innisfree a fee of $10,000 plus their expenses, which we estimate will be approximately $1,000. We will ask brokers, custodians, nominees, and other record holders to prepare and send a Notice of Internet Availability to people or entities for whom they hold shares and to forward copies of the proxy materials to beneficial owners who request paper copies.

Voting Results

We intend to announce the preliminary voting results at the Meeting. The final voting results will be tallied by our Inspector of Elections and published in a Current Report on Form 8-K that we expect to file within four business days of the Meeting. If final voting results are not available to us in time to file a Form 8-K within four business days after the Meeting, we intend to file a Form 8-K to disclose preliminary voting results and then, within four business days after the final results are known, file an additional Form 8-K to disclose the final voting results.

Annual Report on Form 10-K and Additional Materials

The Notice of 2025 Annual Meeting of Stockholders, this proxy statement and our Annual Report on Form 10-K for the fiscal year ended July 31, 2024, have been made available to all stockholders entitled to vote at the Meeting and who received the Notice of Internet Availability. The Annual Report on Form 10-K can be viewed at https://investors.intuit.com/sec-filings/annual-reports.

You can obtain a paper copy of our Annual Report on Form 10-K (excluding exhibits) for the fiscal year ended July 31, 2024, without charge by writing to Investor Relations at investor_relations@intuit.com or Intuit Inc., P.O. Box 7850, Mail Stop 2700, Mountain View, California, 94039-7850. For faster delivery, we suggest that any communications be made via email.

Delivery of Voting Materials to Stockholders Sharing an Address

To reduce the expense and waste of delivering duplicate materials to stockholders sharing the same address, we have adopted a procedure approved by the SEC called "householding." Under this procedure, certain stockholders of record who have the same address and last name and do not participate in electronic delivery of proxy materials will receive only one copy of the Notice of Internet Availability, Annual Report on Form 10-K, and proxy materials, as applicable, until such time as one or more of these stockholders notifies us that they wish to receive individual copies. Householding reduces duplicate mailings and saves printing costs and postage fees, as well as natural resources. If your shares are held in street name, your broker, bank, or other nominee similarly may deliver only one copy of the Notice of Internet Availability, Annual Report on Form 10-K, and proxy materials, as applicable, to multiple stockholders who share an address.

If you received a householded mailing this year, and you would like to have additional copies of our Notice of Internet Availability, Annual Report on Form 10-K, or proxy materials, as applicable, mailed to you, please submit your request to Investor Relations at investor_relations@intuit.com or Intuit Inc., P.O. Box 7850, Mail Stop 2700, Mountain View, California, 94039-7850, or call (650)-944-6000 to request additional copies and we will deliver these materials to you promptly. You also may contact us at this email address if you received multiple copies of the proxy materials and would prefer to receive a single copy in the future. If you would like to opt out of "householding" for future mailings, send a written request to Investor Relations or call (650)-944-6000, as described above.

Stockholder Proposals and Nominations for the 2026 Annual Meeting of Stockholders

Any stockholder who intends to present a proposal for inclusion in Intuit's 2026 proxy statement and form of proxy pursuant to Rule 14a-8 under the Exchange Act must submit the proposal, in writing, so that the Corporate Secretary receives it at our principal executive offices by the close of business (5:00 p.m. Pacific Time) on July 30, 2025. Such proposals also must comply with Rule 14a-8 under the Exchange Act and any other applicable SEC guidance relating to stockholder proposals.

Any stockholder who wishes to put a proposal or a Board nomination (including nominations for which the stockholder intends to solicit proxies pursuant to Rule 14a-19) before the 2026 Annual Meeting of Stockholders, without including such proposal or nomination in Intuit's 2026 proxy statement, must provide written notice of the proposal or nomination to Intuit's Corporate Secretary, at our principal executive offices, between the close of business on October 10, 2025, and the close of business on November 9, 2025. However, in the event that the 2026 Annual Meeting of Stockholders is to be held on a date that is more than 30 days before or 60 days after January 23, 2026 (the anniversary date of the Meeting) or if the 2025 Annual Meeting does not take place, then such notice must be delivered between the close of business on the 105th day prior to the date of the 2026 Annual Meeting of Stockholders and the close of business on the later of (i) the 75th day prior to the date of the 2026 Annual Meeting of Stockholders, and (ii) the 10th day following the day on which public announcement of the date of the 2026 Annual Meeting of Stockholders is first made by us. For these purposes, "close of business" means 5:00 p.m. local time at our principal executive offices of the company on any calendar day, whether or not the day is a business day. In addition, stockholders must comply with the other procedural requirements in our bylaws (which includes information required under Rule 14a-19) and any such proposal must be a proper matter for stockholder action under applicable law.

Our bylaws provide that, under certain circumstances, stockholders may include director candidates that they have nominated in our proxy statement. These proxy access provisions permit a stockholder, or a group of up to 20 stockholders, who have owned 3% or more of Intuit's outstanding shares continuously for at least three years to submit director nominees (for the greater of two directors or up to 20% of our Board) for inclusion in our proxy materials, as long as the stockholder(s) provide timely written notice of such nomination and the stockholder(s) and nominee(s) satisfy the requirements specified in our bylaws. Notice of director nominees must include the information required under our bylaws and must be received by our Corporate Secretary at our principal executive offices between the close of business on July 15, 2025, and the close of business on August 14, 2025, unless the date of the 2026 Annual Meeting of Stockholders has been changed by more than 30 days from January 23, 2026 or if the 2025 Annual Meeting does not take place. In that case, such notice must be delivered between the close of business on the 135th day prior to the date of the 2026 Annual Meeting of Stockholders and the close of business on the later of (i) the 105th day prior to the date of the 2026 Annual Meeting of Stockholders and (ii) the 10th day following the day on which public announcement of the date of the 2026 Annual Meeting of Stockholders is first made by us.

Our stockholders can find our bylaws on our website at http://investors.intuit.com/corporate-governance/conduct-and-guidelines/default.aspx or on file with the SEC. The Chair of the Meeting may refuse to acknowledge or introduce any stockholder proposal or nomination if notice thereof is not received within the applicable deadlines or does not comply with the bylaws. If a stockholder fails to meet these deadlines or fails to satisfy the requirements of SEC Rule 14a-4, as applicable (or, in some cases, even if the stockholder meets these deadlines and requirements), the individuals named as proxies will be allowed to use their discretionary voting authority to vote on any such proposal or nomination as they determine appropriate if and when the matter is raised at the Meeting. We reserve the right to reject, rule out of order, or take other appropriate action with respect to any director nomination or proposal that does not comply with these and other applicable requirements.

APPENDIX A

Non-GAAP Financial Measures

The Proxy Summary and the Compensation Discussion and Analysis of the proxy statement contain two non-GAAP financial measures for the fiscal years ended July 31, 2024 and 2023 – non-GAAP operating income and non-GAAP earnings per share ("EPS"). The table on page A-3 of this proxy statement reconciles the non-GAAP financial measures in the Proxy Summary and Compensation Discussion and Analysis to the most directly comparable financial measures prepared in accordance with Generally Accepted Accounting Principles ("GAAP").

Non-GAAP financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. These non-GAAP financial measures do not reflect a comprehensive system of accounting, differ from GAAP measures with the same names, and may differ from non-GAAP financial measures with the same or similar names that are used by other companies.

We compute non-GAAP financial measures using the same consistent method from quarter to quarter and year to year. We may consider whether other significant items that arise in the future should be excluded from our non-GAAP financial measures. Beginning with the fourth quarter of fiscal 2024, we exclude from our non-GAAP measures restructuring charges, as described below. There were no restructuring charges in any prior period presented.

We exclude the following items from all of our non-GAAP financial measures:

- Amortization of acquired technology
- Amortization of other acquired intangible assets
- Restructuring charges
- Share-based compensation expense
- Goodwill and intangible asset impairment charges
- Gains and losses on disposals of businesses and long-lived assets
- Professional fees and transaction costs for business combinations

We also exclude the following items from non-GAAP net income and non-GAAP diluted net income per share:

- Gains and losses on debt securities and other investments
- Income tax effects and adjustments
- Discontinued operations

We believe these non-GAAP financial measures provide meaningful supplemental information regarding Intuit's operating results primarily because they exclude amounts that we do not consider part of ongoing operating results when planning and forecasting and when assessing the performance of the organization, our individual operating segments, or our senior management. Segment managers are not held accountable for share-based compensation expense, amortization, restructuring, or the other excluded items and, accordingly, we exclude these amounts from our measures of segment performance. We believe our non-GAAP financial measures also facilitate the comparison by management and investors of results for current periods and guidance for future periods with results for past periods.

The following are descriptions of the items we exclude from our non-GAAP financial measures.

Amortization of acquired technology and amortization of other acquired intangible assets. When we acquire a business in a business combination, we are required by GAAP to record the fair values of the intangible assets of the business and amortize them over their useful lives. Amortization of acquired technology in cost of revenue includes amortization of software and other technology assets of acquired businesses. Amortization of other acquired intangible assets in operating expenses includes amortization of assets such as customer lists and trade names.

Restructuring charges. This consists of costs incurred as a direct result of discrete strategic restructuring actions, including, but not limited to severance and other one-time termination benefits, and other costs, which are different in terms of size, strategic nature, and frequency than ongoing productivity and business improvements.

Share-based compensation expense. This consists of non-cash expenses for stock options, restricted stock units, and our Employee Stock Purchase Plan. When considering the impact of equity awards, we place greater emphasis on overall shareholder dilution rather than the accounting charges associated with those awards.

Goodwill and intangible asset impairment charges. We exclude from our non-GAAP financial measures non-cash charges to adjust the carrying values of goodwill and other acquired intangible assets to their estimated fair values.

Gains and losses on disposals of businesses and long-lived assets. We exclude from our non-GAAP financial measures gains and losses on disposals of businesses and long-lived assets because they are unrelated to our ongoing business operating results.

Professional fees and transaction costs for business combinations. We exclude from our non-GAAP financial measures the professional fees we incur to complete business combinations. These include investment banking, legal, and accounting fees.

Gains and losses on debt securities and other investments. We exclude from our non-GAAP financial measures credit losses on available-for-sale debt securities and gains and losses on other investments.

Income tax effects and adjustments. We use a long-term non-GAAP tax rate for evaluating operating results and for planning, forecasting, and analyzing future periods. This long-term non-GAAP tax rate excludes the income tax effects of the non-GAAP pre-tax adjustments described above, and eliminates the effects of non-recurring and period specific items which can vary in size and frequency. Based on our long-term projections, we are using a long-term non-GAAP tax rate of 24% for fiscal 2023 and fiscal 2024. This long-term non-GAAP tax rate could be subject to change for various reasons including significant acquisitions, changes in our geographic earnings mix, or fundamental tax law changes in major jurisdictions in which we operate. We will evaluate this long-term non-GAAP tax rate on an annual basis and whenever any significant events occur which may materially affect this rate.

Operating results and gains and losses on the sale of discontinued operations. From time to time, we sell or otherwise dispose of selected operations as we adjust our portfolio of businesses to meet our strategic goals. In accordance with GAAP, we segregate the operating results of discontinued operations as well as gains and losses on the sale of these discontinued operations from continuing operations on our GAAP statements of operations but continue to include them in GAAP net income or loss and net income or loss per share. We exclude these amounts from our non-GAAP financial measures.

INTUIT INC.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES TO MOST DIRECTLY COMPARABLE GAAP FINANCIAL MEASURES

	Fiscal Year Ended	
(In millions, except per share amounts, unaudited)	July 31, 2024	July 31, 2023
GAAP operating income	**$ 3,630**	**$ 3,141**
Amortization of acquired technology	146	163
Amortization of other acquired intangible assets	483	483
Restructuring [(1)]	223	–
Professional fees for business combinations	5	4
Share-based compensation expense	1,915	1,712
Non-GAAP operating income	**$ 6,402**	**$ 5,503**
GAAP net income	**$ 2,963**	**$ 2,384**
Amortization of acquired technology	146	163
Amortization of other acquired intangible assets	483	483
Restructuring [(1)]	223	–
Professional fees for business combinations	5	4
Share-based compensation expense	1,915	1,712
Net loss on debt securities and other investments	–	9
Loss on disposal of a business	9	8
Income tax effects and adjustments	(933)	(683)
Non-GAAP net income	**$ 4,811**	**$ 4,080**
GAAP diluted net income per share	**$ 10.43**	**$ 8.42**
Amortization of acquired technology	0.51	0.57
Amortization of other acquired intangible assets	1.70	1.71
Restructuring	0.79	–
Professional fees for business combinations	0.02	0.01
Share-based compensation expense	6.75	6.05
Net loss on debt securities and other investments	–	0.03
Loss on disposal of a business	0.03	0.03
Income tax effects and adjustments	(3.29)	(2.42)
Non-GAAP diluted net income per share	**$ 16.94**	**$ 14.40**
Shares used in diluted per share calculations	**284**	**283**

(1) Restructuring charges for the fiscal year ended July 31, 2024 includes $25 million in share-based compensation expense.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☑ Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended July 31, 2024

OR

☐ Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from ____________________ to ____________________

Commission File Number 0-21180

INTUIT

turbotax creditkarma quickbooks mailchimp

INTUIT INC.

(Exact name of registrant as specified in its charter)

Delaware	**77-0034661**
(State or other jurisdiction of incorporation or organization)	*(IRS Employer Identification No.)*

2700 Coast Avenue, Mountain View, CA 94043

(Address of principal executive offices, including zip code)

(650) 944-6000

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.01 par value	INTU	Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definition of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer	☑	Accelerated filer	☐	Non-accelerated filer	☐	Smaller reporting company	☐	Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of Intuit Inc. outstanding common stock held by non-affiliates of Intuit as of January 31, 2024, the last business day of our most recently completed second fiscal quarter, based on the closing price of $631.33 reported by the Nasdaq Global Select Market on that date, was $172.1 billion.

The number of shares (in thousands) of Intuit voting common stock outstanding as of August 27, 2024 was 280,292.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for its Annual Meeting of Stockholders to be held on January 23, 2025 are incorporated by reference in Part III of this Annual Report on Form 10-K.

INTUIT INC.
FISCAL 2024 FORM 10-K
INDEX

Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements that involve risks and uncertainties. Please also see the section entitled "*Risk Factors*" in Item 1A of Part I of this Annual Report for important information to consider when evaluating these statements. All statements in this report, other than statements that are purely historical, are forward-looking statements. Words such as "will," "expect," "anticipate," "intend," "plan," "believe," "forecast," "estimate," "seek," and similar expressions also identify forward-looking statements. In this report, forward-looking statements include, without limitation, the following:

- our expectations and beliefs regarding future conduct and growth of the business;
- statements regarding the impact of macroeconomic conditions on our business;
- our beliefs and expectations regarding seasonality, competition, and other trends that affect our business;
- our expectation that we will continue to invest significant resources in our product development, marketing and sales capabilities, including products and services incorporating artificial intelligence;
- our expectation that we will continue to invest significant management attention and resources in our information technology infrastructure and in our privacy and security capabilities;
- our expectation that we will work with the broader industry and government to protect our customers from fraud;
- our expectation that we will generate significant cash from operations;
- our expectation that total service revenue as a percentage of our total revenue will grow over the long term;
- our expectations regarding the development of future products, services, business models and technology platforms and our research and development efforts;
- our assumptions underlying our critical accounting policies and estimates, including our judgments and estimates regarding revenue recognition; the fair value of goodwill; and expected future amortization of acquired intangible assets;
- our intention not to sell our investments and our belief that it is more likely than not that we will not be required to sell them before recovery at par;
- our belief that the investments we hold are not other-than-temporarily impaired;
- our belief that we take prudent measures to mitigate investment-related risks;
- our belief that our exposure to currency exchange fluctuation risk will not be significant in the future;
- our assessments and estimates that determine our effective tax rate;
- our belief that our income tax valuation allowance is sufficient;
- our belief that it is not reasonably possible that there will be a significant increase or decrease in our unrecognized tax benefits over the next 12 months;
- our belief that our cash and cash equivalents, investments and cash generated from operations will be sufficient to meet our seasonal working capital needs, capital expenditure requirements, contractual obligations, commitments, debt service requirements, and other liquidity requirements associated with our operations for at least the next 12 months;
- our expectation that we will return excess cash generated by operations to our stockholders through repurchases of our common stock and the payment of cash dividends, after taking into account our operating and strategic cash needs;
- our judgments and assumptions relating to our loan portfolio;
- our belief that the credit facilities will be available to us should we choose to borrow under them;
- our expectations regarding acquisitions and their impact on business and strategic priorities;
- our expectations regarding the timing and costs associated with our plan of reorganization; and
- our assessments and beliefs regarding the future developments and outcomes of pending legal proceedings and inquiries by regulatory authorities, the liability, if any, that Intuit may incur as a result of those proceedings and inquiries, and the impact of any potential losses or expenses associated with such proceedings or inquiries on our financial statements.

We caution investors that forward-looking statements are only predictions based on our current expectations about future events and are not guarantees of future performance. Actual outcomes and results may differ materially from what is expressed or forecast in these forward-looking statements. Risks, uncertainties and other factors that might cause such differences, some of which could be material, include but are not limited to those discussed in the section entitled "*Risk Factors*" in Item 1A of Part I of Annual Report. We encourage you to read carefully all information provided in this report and in our other filings with the Securities and Exchange Commission before deciding to invest in our stock or to maintain or change your investment. These forward-looking statements are based on information as of the filing date of this Annual Report and, except as required by law, we undertake no obligation to revise or update any forward-looking statement for any reason.

PART I

ITEM 1 - BUSINESS

BACKGROUND

Overview and Mission

Intuit is a global financial technology platform with a mission to power prosperity around the world. Our platform helps consumers and small and mid-market businesses prosper by delivering financial management, compliance, and marketing products and services. We also provide specialized tax products to accounting professionals, who are key partners that help us serve small and mid-market business customers.

Across our platform, we use the power of data and artificial intelligence (AI) to deliver three core benefits to our customers: helping put more money in their pockets, saving them time by eliminating work, and ensuring that they have complete confidence in every financial decision they make. We help consumers do their taxes with ease and confidence, understand their financial picture, build credit, save more to make ends meet, get their largest tax refund, pay off debt, and receive personalized suggestions on how to grow their money. We help small and mid-market businesses grow and run their business all in one place, including bookkeeping, getting paid, accessing capital, paying employees, getting and retaining customers, and managing their customer relationships.

We do this through our global AI-driven expert platform and our offerings including TurboTax, Credit Karma, QuickBooks, and Mailchimp. We serve approximately 100 million customers and generated revenue of $16.3 billion in our fiscal year ended July 31, 2024.

Intuit Inc. was incorporated in California in March 1984. We reincorporated in Delaware and completed our initial public offering in March 1993. Our principal executive offices are located at 2700 Coast Avenue, Mountain View, California, 94043, and our main telephone number is 650-944-6000. When we refer to “we,” “our,” or “Intuit” in this Annual Report on Form 10-K, we mean the current Delaware corporation (Intuit Inc.) and its California predecessor, as well as all of our consolidated subsidiaries.

Our Business Portfolio

We organize our businesses into four reportable segments:

Small Business & Self-Employed: This segment serves small and mid-market businesses around the world, and the accounting professionals who assist and advise them. Our QuickBooks offerings include financial and business management online services and desktop software, payroll solutions, time tracking, merchant payment processing and bill pay solutions, checking accounts through an FDIC member bank partner, and financing for small businesses. Our Mailchimp offerings include marketing automation and customer relationship management.

Consumer: This segment serves consumers and includes do-it-yourself and assisted TurboTax income tax preparation products and services sold in the U.S. and Canada.

Credit Karma: This segment serves consumers with a personal finance platform that provides personalized recommendations of credit card, home, auto, and personal loan, and insurance products; online savings and checking accounts through an FDIC member bank partner; and access to their credit scores and reports, credit and identity monitoring, credit report dispute, credit building tools, and tools to help understand net worth and make financial progress.

ProTax: This segment serves professional accountants in the U.S. and Canada, who are essential to both small business success and tax preparation and filing. Our professional tax offerings include Lacerte, ProSeries, and ProConnect Tax Online in the U.S., and ProFile and ProTax Online in Canada.

Our Business and Growth Strategy

The era of AI is one of the most significant technological shifts in decades, igniting global innovations at incredible pace. Intuit made an early bet on AI, declaring its AI-driven expert platform strategy in 2019 to deliver on its mission of powering prosperity for consumers and small and mid-market businesses. Our strategy, combined with our five Big Bets that focus on the largest customer problems and growth opportunities, positions us for durable growth in the future. Our scale of data, our investment in AI capabilities such as knowledge engineering, machine learning, and generative AI (GenAI), and our network of AI-powered virtual experts give us significant advantage as we deliver reimagined customer experiences.

With the introduction of GenAI, we are transforming how we strive to serve our customers by delivering “done for you” experiences, where we do the hard work for them, and connecting them with AI-powered human expertise to fuel their

success. We use powerful and relevant contextual data sets spanning small business, consumer finance, and tax to deliver personalized financial insights to customers across our platform.

Additionally, our investment in AI, GenAI, data, and world-class developer tools in particular, provides a foundation for us to accelerate productivity, innovate at scale, and move with speed to deliver benefits to our customers. This includes utilizing our own financial large language models (LLMs), as well as models from other leaders in GenAI, which together unlock new opportunities to serve our customers with accuracy and speed in a cost-efficient way.

As we execute our global AI-driven expert platform strategy, we prioritize resources on our five Big Bets across the company. These priorities focus on solving the problems that matter most to customers and include:

- **Revolutionizing speed to benefit:** When customers use our products and services, we use the power of AI to deliver value instantly and aim to make interactions with our offerings frictionless, without the need for customers to manually enter data. We are accelerating the application of AI to deliver "done for you" experiences to our customers. This is foundational, and execution against this priority positions us to succeed with our other four Big Bets.
- **Connecting people to experts:** The largest problem our customers face is lack of confidence to file their own taxes or to manage their books. To build their confidence, we connect our customers to experts. We offer customers access to experts to help them make important decisions – and experts, such as accountants, gain access to new customers so they can grow their businesses. We are also expanding our virtual expert network and broadening the segments we serve beyond tax and accounting to play a more meaningful role in our customers' financial lives.
- **Unlocking smart money decisions:** To address the challenges of high-cost debt and lack of savings, we are creating a comprehensive, self-driving financial platform with Credit Karma that propels our members forward wherever they are on their financial journey, so they can understand their financial picture, make smart financial decisions, and stick to their financial plan in the near term and long term.
- **Be the center of small business growth:** Globally, we are focused on helping customers grow their businesses by offering a broad, seamless set of tools that are designed to help them get and retain customers, get paid faster, manage and get access to capital, pay employees with confidence, and use third-party apps to help run their businesses. Our money solutions enable customers to manage their money and improve cash flow. This is an important driver to improving the success of our small and mid-market business customers.
- **Disrupt the small business mid-market:** We aim to disrupt the mid-market with a tailor-made, integrated ecosystem, which includes our QuickBooks offerings, as well as our workforce solutions and money offerings. These solutions are designed to address the needs of mid-market business customers with 10 to 100 employees. Mailchimp's marketing offerings enable mid-market businesses to digitally promote their business across email, social media, landing pages, ads, websites, and more, all from one place. These offerings enable us to increase retention of these larger customers and accelerate mid-market demand.

We believe our Big Bets enable us to deliver a QuickBooks and Mailchimp platform that serves as the source of truth for small and mid-market business customers, providing end-to-end solutions to increase their revenue and profitability, fueling their business success. For consumers, we are creating seamless, end-to-end experiences that customers benefit from year-round with TurboTax and Credit Karma, helping them make ends meet, maximize their tax refund, save more, pay off debt, and take steps to improve their financial health.

As the external environment evolves, we continue to innovate and adapt our strategy and anticipate our customers' needs. For more than 40 years, we have been dedicated to developing innovative solutions that are designed to solve our customers' most important financial problems. At Intuit, we believe that everyone should have the opportunity to prosper, and we never stop working to find new, innovative ways to make that possible.

PRODUCTS AND SERVICES

During fiscal 2024, we offered our products and services in the four segments described in *"Our Business Portfolio"* above. The following table shows the percentage of total revenue contributed by each of these segments over the last three fiscal years.

	Fiscal 2024	Fiscal 2023	Fiscal 2022
Small Business & Self-Employed	59 %	56 %	51 %
Consumer	27 %	29 %	31 %
Credit Karma	10 %	11 %	14 %
ProTax	4 %	4 %	4 %

Total international net revenue was approximately 8% of consolidated total net revenue in each of the twelve months ended July 31, 2024, 2023, and 2022.

For financial information about our reportable segments, see *"Management's Discussion and Analysis of Financial Condition and Results of Operations"* in Item 7 and Note 15 to the consolidated financial statements in Item 8 of this Annual Report.

Small Business & Self-Employed

Our Small Business & Self-Employed segment serves small and mid-market businesses around the world, and the accounting professionals who assist and advise them. Our goal is for QuickBooks to be the source of truth for each small and mid-market business customer who uses our AI-driven expert platform.

Small and mid-market business owners are constantly faced with challenges and barriers in their journey to success. Universally, small businesses at every stage of growth struggle to get customers, get paid, get capital, pay workers, get access to advice, and stay compliant and organized. Our innovative customer growth platform provides actionable, AI-driven insights our customers need to grow and run their businesses with confidence.

Get Customers

Mailchimp. Mailchimp is an all-in-one marketing platform for growing businesses. Mailchimp's marketing platform enables small and mid-market businesses to digitally promote their businesses across email, social media, short message service (SMS), landing pages, ads, websites, and more, all from one place.

Get Paid

Payment Processing Solutions. Our full range of merchant services for small and mid-market businesses includes credit card, debit card, Apple Pay, and ACH payment services for in-person and card-not-present payments. We offer instant deposit and payments dispute protection options for eligible customers. QuickBooks Payments is deeply integrated into our QuickBooks Online and Desktop offerings through seamless onboarding and automated transaction reconciliation and is the default payment solution for QuickBooks invoicing.

QuickBooks Checking. The QuickBooks Checking business bank account comes with a physical and virtual debit card for more spending power, fast payments with no-fee Instant Deposit, and powerful cash flow management with envelopes for partitioning funds for future expenses, all with no fees.

Bill Pay. Our QuickBooks Online offerings allow small and mid-market businesses to organize bills and make payments online. Small and mid-market businesses can connect with vendors and automatically import bills through our network, resulting in easier and faster payments.

Get Capital

Capital. We offer financing options for small and mid-market businesses to help them get the capital they need to succeed. The financing process provides customers with the ability to use their QuickBooks data to qualify to borrow capital, whether directly from Intuit via term loans or from a third-party partner. Additionally, QuickBooks Line of Credit provides flexible access to capital through pre-approved credit limits. Qualified small and mid-market businesses can choose to borrow funds through a series of term loans within a maximum approved credit limit.

Pay Workers

Workforce Solutions. Our payroll solutions, available as online or desktop solutions, are sold on a subscription basis and integrate with our QuickBooks Online and Desktop offerings or may be purchased standalone. Our QuickBooks Online payroll offerings include automated tax payments and filings, as well as access to human resources solutions and employee benefits

offerings like health insurance and 401(k) plans. We also offer QuickBooks Time, which seamlessly integrates with QuickBooks Payroll and third-party payroll products to help businesses easily and accurately track time across a mobile workforce, including tools for project planning, job costing, and tracking per-client billable hours.

Access Advice

QuickBooks Live**.** Small businesses can get support through two QuickBooks Live bookkeeping services: Assisted and Full-Service Bookkeeping. With QuickBooks Live Expert Assisted, small businesses have on-demand access to expert bookkeepers who can provide guidance and support on managing their books and making smart business decisions. With QuickBooks Live Full-Service Bookkeeping, small businesses get one-on-one support from our team of expert bookkeepers to manage and maintain books with guaranteed accuracy. Our experienced bookkeepers are certified QuickBooks ProAdvisors, and many are Certified Public Accountants.

QuickBooks ProAdvisor**.** Accounting professionals can assist with bookkeeping, taxes, payroll, and more. Our free Find a ProAdvisor service helps customers find a QuickBooks Certified accountant or bookkeeper who knows their niche, speaks their language, or is close by. To enable our network of hundreds of thousands of accountants, we offer memberships to the QuickBooks ProAdvisor program, which provides accountants access to QuickBooks Online Accountant, technical support, training, product certification, marketing tools, and discounts on Intuit products and services purchased on behalf of clients.

Stay Compliant & Organized

QuickBooks Online**.** Designed for all kinds of small businesses, QuickBooks Online helps simplify accounting and tax compliance. Users can track income and expenses, create and send invoices and estimates, manage and pay bills, and review a variety of financial reports. QuickBooks Online also has powerful industry-specific capabilities such as features for product-based businesses. QuickBooks Online is an open platform, enabling third-party developers to create online and mobile applications that integrate with our offering.

We offer different QuickBooks Online solutions depending on the size and complexity of the small business, including Simple Start, Essentials, and Plus. Additionally, we offer QuickBooks Online Advanced designed for mid-market businesses with 10 to 100 employees that have more complex needs, and QuickBooks Self-Employed and QuickBooks Solopreneur designed for independent contractors and solo entrepreneurs.

QuickBooks Desktop Software**.** Our QuickBooks financial management solutions are also available as desktop versions for small businesses on a subscription basis. QuickBooks Enterprise, designed for mid-market businesses with 10 to 100 employees, is available for download and can also be provided as a hosted solution. This offering provides industry-specific reports and features for a range of industries, including Contractor, Manufacturing and Wholesale, Nonprofit, and Retail.

Financial Supplies**.** We offer a range of financial supplies designed for individuals and small businesses that use our QuickBooks offerings. These include standard paper checks and Secure Plus checks with CheckLock fraud protection features, a variety of stationery, tax forms, and related supplies.

Consumer

Our Consumer segment includes our TurboTax products and services that are designed to enable consumers and small businesses to prepare and file their federal and state income tax returns quickly and accurately. These offerings are available either online or as desktop versions in the U.S. and Canada. They are designed to be easy to use, yet sophisticated enough for complex tax returns. For the 2023 tax season, we offered a variety of commercial software products and tax filing services to meet the different needs of our customers, including those who file simple returns, those who itemize deductions, those who own investments or rental property, and small business owners. We offered TurboTax for small businesses, which enables customers to file their business taxes. We offer TurboTax Live for customers seeking to obtain tax advice from professionals and TurboTax Live Full Service for customers seeking to have their tax returns prepared for them. Customers can electronically file their federal and state income tax returns through our electronic filing service. Other services offered include audit defense and audit support. Our online tax preparation, filing, and other services were offered through the websites and mobile apps of thousands of financial institutions, electronic retailers, and other online merchants. Financial institutions can offer our online tax preparation and filing services to their customers through a link to TurboTax Online.

Credit Karma

Our Credit Karma segment provides consumers with a financial platform that propels them forward wherever they are on their financial journey, enabling them to understand their financial picture, make smart financial decisions, and stick to their financial plan. The platform offers a number of services to our members, many at no charge: access to their credit scores and reports, credit and identity monitoring, credit report dispute, tools to help understand net worth and make financial progress, and personalized recommendations of credit card, loan, and insurance products. Credit Karma Money offers members online savings and checking accounts through an FDIC member bank partner. Credit Karma Money also provides tools to help members improve their credit scores. To provide services to our members, Credit Karma works with a variety of partners, including credit bureaus, banks, credit card issuers, insurance carriers, and other financial institutions and lending partners.

Additionally, Credit Karma leverages Lightbox, a first-of-its-kind enterprise platform which allows lenders to leverage thousands of de-identified data points from Credit Karma members to help provide our members with greater certainty that they will be approved if they apply for a financial product.

ProTax

Our ProTax segment includes our professional tax offerings and serves professional accountants in the U.S. and Canada, who are essential to both small business success and tax preparation and filing. Our professional tax offerings consist of Lacerte, ProSeries, and ProConnect Tax Online in the U.S., and ProFile and ProTax Online in Canada. These offerings enable accountants to accurately and efficiently complete and electronically file a full range of consumer, small business, and commercial federal and state tax returns. Lacerte is designed for full-service, year-round accounting firms who handle more complex returns. ProSeries is designed for year-round tax practices handling moderately complex tax returns. ProConnect Tax Online is our cloud-based solution, which is designed for full-service, year-round practices who prepare all forms of consumer and small business returns and integrates with our QuickBooks Online offerings. ProFile is our Canadian desktop tax offering, which serves year-round full-service accounting firms for both consumer and business tax returns. ProTax Online is our Canadian cloud-based tax solution, which is designed for full-service, year-round practices who prepare all forms of consumer and business tax returns, and is integrated into QuickBooks Online Accountant to provide seamless integration of data across books and tax through our Workpapers solution. Our Tax Advisor offering leverages AI and information generated from our ProConnect Tax Online and Lacerte offerings to enable year-round tax planning services and communicate tax savings strategies to clients. We also offer a variety of tax-related services that complement the tax return preparation process, including year-round document storage, collaboration services, e-signature, and bank products, and additional capabilities such as fixed asset management, desktop hosting, and third-party solutions for practice management for some of our U.S. tax offerings.

PRODUCT DEVELOPMENT

The markets for software and related services are characterized by rapid technological change, shifting customer needs, and frequent new product introductions and enhancements. Continuous investment is required to innovate and develop new products and services, as well as enhance existing offerings to be successful in these markets. Our product development efforts are more important than ever as we pursue our growth strategy.

We develop many of our products and services internally, and we have a number of United States and foreign patents and pending applications that relate to various aspects of our products and technology. We also supplement our internal development efforts by acquiring or licensing products and technology from third parties, and establishing other relationships that enable us to enhance or expand our offerings more rapidly. We expect to expand our third-party technology relationships as we continue to pursue our growth strategy.

Our online offerings have rapid development cycles, while our traditional desktop software products tend to have predictable development cycles and regular product release cycles. In addition, developing consumer and professional tax software and services presents unique challenges because of the demanding development cycle required to accurately incorporate federal and state tax law and tax form changes within a rigid timetable. The development timing for our small business payroll and merchant payment processing services offerings varies with business needs and regulatory requirements, and the length of the development cycle depends on the scope and complexity of each project.

We continue to make substantial investments in research and development, and we expect to focus our future research and development efforts on enhancing existing products and services with financial recommendations, personalization, and ease of use enabled by AI and other advanced technologies. We continue to focus on developing new products and services, including global offerings, and significant research and development efforts for ongoing projects to update the technology platforms for several of our offerings.

SEASONALITY

Our Consumer and ProTax offerings have a significant and distinct seasonal pattern as sales and revenue from our income tax preparation products and services are typically heavily concentrated in the period from November through April. This seasonal pattern typically results in higher net revenues during our second and third quarters ending January 31 and April 30, respectively.

We expect the seasonality of our Consumer and ProTax businesses to continue to have a material impact on our quarterly financial results in the future.

MARKETING, SALES, AND DISTRIBUTION CHANNELS

Markets

Our primary customers are consumers and small and mid-market businesses. We also provide specialized tax and accounting products to professional accountants, who are key partners to help us reach small and mid-market business customers. We partner with financial institutions and other partners, who we connect with consumers on our platform. The markets in which we compete have always been characterized by rapid technological change, shifting customer needs, and frequent new product introductions and enhancements by competitors. The widespread usage of mobile devices and social media, and the evolution of AI, have accelerated the pace of change and revolutionized the way that customers learn about, evaluate, and purchase products and services.

Real-time, personalized online shopping experiences are the standard. In addition, many customers now begin shopping in one channel and ultimately purchase in another. This has created a need for integrated, multi-channel, shop-and-buy experiences. Market and industry changes quickly make existing products and services obsolete. Our success depends on our ability to respond rapidly to these changes with new business models, updated competitive strategies, new or enhanced products and services, and other changes in the way we do business.

Marketing Programs

We use a variety of marketing programs to generate direct sales, develop leads, increase general awareness of the Intuit brand and our product portfolio, and drive sales in retail. These programs include offline marketing such as TV and radio advertising; digital marketing such as display and pay-per-click advertising, search engine optimization, and social and affiliate marketing; email marketing; in-product marketing to drive awareness of related products and services; public relations; sponsorships; podcast marketing; mobile marketing; and retail marketing. Our campaigns are designed to attract new users, retain existing users, and cross-sell additional offerings.

Sales and Distribution Channels

Direct Sales Channel. We offer our products and services directly through our websites, apps, and call centers. Direct online sales are an effective channel for customers who can make purchase decisions based on content provided on our websites, or via other online content and word-of-mouth recommendations. For many of our products, assisted sales continues to be an effective channel for serving customers who want live help to select the products and services that are right for their needs. We also have a direct sales force that calls on accountants, bookkeepers, and marketing professionals, and seeks to increase their awareness, usage, and recommendation of our small business and professional tax solutions. For mid-market businesses, we have implemented and expanded our omnichannel go-to-market strategy by diversifying and growing our direct sales teams.

Multi-Channel Shop-and-Buy Experiences. Our customers primarily research products and services online. Many customers buy and use our products and services entirely online. Some research online but make their purchase at a retail location. Because many customers shop across multiple channels, we continue to coordinate our online, offline, and retail presence and promotions to support an integrated, multi-channel shop-and-buy model. We also focus on cross-selling complementary Intuit and third-party offerings online and in-product.

Mobile Application Stores. We distribute many of our offerings for mobile devices through proprietary online stores that provide applications for specific devices.

Partner and Other Channels. We offer many of our products and services through partners and other channels, including value-added resellers, technology partners with complimentary platforms, accountants, bookkeepers, and marketing professionals, and professional service providers who help us reach new customers at the point of need and drive growth and market share by extending our online reach. These partners combine our products and services with marketing, sales, and technical expertise to deliver a complete solution at the local level. We also sell our QuickBooks Online and TurboTax Desktop offerings at retail locations across the United States and Canada and on retailer websites. Additionally, we sell our QuickBooks Enterprise software on retailer websites. In Canada, we also rely on distributors who sell products into the retail channel.

COMPETITION

We face intense competition in all of our businesses in all aspects across all markets for our products and services, which are rapidly evolving, fragmented, and have complex interdependencies with many businesses. Competitive pressures in many of the markets we serve have grown markedly over the past few years, and the marketing and distribution channels continue to evolve. We expect these trends to continue. Our competitors may introduce superior products and services, successfully use and deploy new technologies such as AI that may reduce customer demand for our products or services, reduce prices, have greater technical, marketing, and other resources, have greater brand recognition, have larger installed bases of customers, have well-established relationships with our current and potential customers, advertise aggressively, or beat us to market with new products and services.

The competitive landscape is also constantly evolving as we expand into new market segments and extend our capabilities, new companies emerge, and existing companies expand their capabilities (either directly or through acquisitions or partnerships) to include the markets in which we operate. Given the breadth of the products and services that we offer as a global financial technology company and the customer problems that we aim to solve, we compete with offerings from a variety of organizations across a range of industries, including large global companies, smaller geographically focused companies, startups, and professional services. Organizations that offer or provide access to offerings that we may compete with include:

- business software providers, such as those that provide accounting, business management and financial software, marketing automation, customer relationship management, inventory management, payroll and employee management;
- private and publicly-funded tax preparation and filing service providers;
- accounting, consulting, and tax firms;
- companies and banks that provide payments services, including merchant payment processing, checking, bill pay, savings, loans, point of sale devices, and small business financing;
- companies that provide personal finance management products and tools, including access to credit scores, credit and identity monitoring, credit-building tools, and tools to help understand net worth and make financial progress;
- companies that provide a marketplace of consumer financial offerings;
- financial institutions;
- credit bureaus; and
- large platform companies that could develop competing technology solutions to any of the problems that our customers may face.

We believe our most important competitive factors are our innovation and technology capabilities, functionality, ease of use, and security of our offerings, the integration of our offerings with each other and third-party offerings, brand recognition and reputation, quality of support, and cost. We believe that we compete favorably based on these factors and our ability to remain competitive will largely depend on our ongoing performance.

CUSTOMER SUCCESS

For many of our offerings, we provide support through channels including telephone, email, online and video chat, text messaging, our customer support websites, self-help assets embedded in our products, and online communities where consumers can share knowledge and product advice with each other.

We also provide access to experts, through our TurboTax and QuickBooks Live offerings, who provide tax advice, tax preparation, and bookkeeping services.

Our customer success staff predominantly consists of Intuit-employed and outsourced experts. We supplement with seasonal employees and additional outsourcing during periods of peak call volumes, such as during the tax return filing season or following a major product launch. We augment the services we provide with outsourced partnerships domestically and internationally. Most of our internationally outsourced small business customer success personnel are currently located in the Philippines and Portugal.

We also source staff through our Prosperity Hub program, which is designed to spark economic prosperity in underserved communities. One part of this program is our socially responsible sourcing model, where we both directly and through customer success partner-employers, hire, train, and retain workers who deliver support and services for our customers.

Self-help information is offered for free in-product and on our support websites for many of our offerings. Support alternatives and fees vary by product. For example, some product subscriptions receive 24x7 support and additional contact channel options.

MANUFACTURING AND DISTRIBUTION

Online Products and Services

Our online offerings include QuickBooks Online, online payroll services, merchant payment processing and bill pay services, Mailchimp's marketing automation and customer relationship management offerings, TurboTax Online, ProConnect Tax Online, consumer and professional electronic tax filing services, and Credit Karma offerings. We use public cloud providers, such as Amazon Web Services and Google Cloud Platform for most of our systems, networks, and databases used to operate these online offerings.

Desktop Software and Supplies

An increasing proportion of our desktop software customers choose to electronically download software, however, a portion of our customers continue to choose to purchase these products in the form of physical media. The key processes in manufacturing desktop software are manufacturing compact discs (CDs), printing boxes and related materials, and assembling and shipping the final products. When physical product is ordered, we typically ship the physical product within a few days of receiving an order, and backlog is minimal.

PRIVACY AND SECURITY OF CUSTOMER AND WORKFORCE INFORMATION AND TRANSACTIONS

We are stewards of our customers' data and have designed data stewardship principles to align our organization in collecting, using, and protecting such information. As we believe strongly in being good stewards of our customers' data, we operate our program to comply with laws and regulations that govern our use, sharing, and protection of customers' personal information, including, for example, laws with respect to financial services and the handling of tax data. We have established guidelines and practices to help ensure that customers and members of our workforce are aware of, and can control, how we use information about them. We also use privacy statements to provide notice to customers of our privacy practices, as well as provide them with the opportunity to furnish instructions with respect to use of their personal information. We participate in industry groups whose purpose is to develop or shape industry best practices, and to inform public policy for privacy and security.

We use security safeguards to help protect the systems and the information that customers and members of our workforce give to us from loss, misuse, and unauthorized alteration. We use technical, logical, and procedural measures, which are designed to help detect and prevent fraud and misuse of customer information. Whenever customers transmit sensitive information to us, such as credit card information or tax return data through one of our websites or products, we follow current industry standards to encrypt the data as it is transmitted to us, and when we store it at rest. We routinely patch our systems with security updates and we work to protect our systems from unauthorized internal or external access using numerous commercially available computer security products, as well as internally developed security procedures and practices.

GOVERNMENT REGULATION

We are subject to federal, state, local, and international laws and regulations that affect how we operate. For example, our Consumer and ProTax segments are subject to federal, state, and international government requirements, including regulations related to the electronic filing of tax returns, the provision of tax preparer assistance, and the use and disclosure of customer information. Our Small Business & Self-Employed segment offers products and services to small and mid-market businesses and consumers, such as payroll, payments, and other financial service offerings, which are also subject to certain regulatory requirements. Our Credit Karma segment offers personal finance products and services to consumers, such as recommendations of credit card, loan, and insurance products and access to credit scores and reports, which are also subject to certain regulatory requirements. For additional information regarding the government regulations to which we are subject, see *"Risk Factors"* in Item 1A of Part I of this Annual Report, including without limitation the risks under "*Legal and Compliance Risks.*"

INTELLECTUAL PROPERTY

Our success depends on the proprietary technology embodied in our offerings. We protect this proprietary technology by relying on a variety of intellectual property mechanisms, including copyright, patent, trade secret, and trademark laws, restrictions on disclosure and other methods. For example, we regularly file applications for patents, copyrights, and trademarks and service marks in order to protect intellectual property that we believe is important to our business. We hold a growing patent portfolio that we believe is important to Intuit's overall competitive advantage, although we are not materially dependent on any one patent or particular group of patents in our portfolio at this time. We also have a number of registered trademarks that include Intuit, QuickBooks, Lacerte, TurboTax, QB, ProSeries, ProConnect, Credit Karma, and Mailchimp. We have registered these and other trademarks and service marks in the United States and, depending on the relevance of each brand to other markets, in many foreign countries. Most registrations can be renewed perpetually at 10-year intervals. We also license intellectual property from third parties for use in our products.

Although our portfolio of patents is growing, the patents that have been issued to us could be determined to be invalid and may not be enforceable against competitive products in every jurisdiction. In addition, third parties have asserted and may, in the future, assert infringement claims against us and our customers. These claims and any litigation may result in invalidation of our proprietary rights or a finding of infringement along with an assessment of damages. Litigation, even if without merit, could result in substantial costs and diversion of resources and management attention. In addition, third-party licenses may not continue to be available to us on commercially acceptable terms, or at all.

HUMAN CAPITAL

We consider our employees one of our four True North key stakeholders because they help us deliver for our customers, our shareholders, and the communities we serve. As of July 31, 2024, we had approximately 18,800 employees in 8 countries. See Note 16 to the consolidated financial statements in Item 8 of this Annual Report for more information about the restructuring plan announced in July 2024. During fiscal 2024, we employed on average approximately 10,800 seasonal employees from January to April primarily to support our Consumer segment customers during the peak of tax season. We believe our future success and growth will depend on our ability to attract and retain a qualified workforce in all areas of our business.

Intuit's overall workforce development strategies are developed and managed by our Chief People & Places Officer, who reports directly to the Chief Executive Officer. The Compensation and Organizational Development Committee of the Board of Directors has oversight with respect to company-wide organization and talent assessment, employee recruitment,

engagement and retention, leadership development, management depth and strength assessment, workplace environment and culture, employee health and safety, and pay equity.

Culture and Values

In order to deliver on our mission to power prosperity around the world, we are guided by our company values as we strive to create a culture where employees can do the best work of their lives. Our values and culture are woven into our hiring and retention practices and are foundational to our ability to attract, retain, and advance top diverse talent.

- Our value of **Integrity Without Compromise** means valuing trust above all else, speaking the truth, and doing the right thing even when no one is looking.
- Our value of **Courage** means being bold and fearless in how we think and act, holding a high bar for performance, and valuing speed, with a bias for learning and action.
- Our value of **Customer Obsession** means falling in love with our customers' problems and delivering solutions that delight our customers.
- Our value of **Stronger Together** means championing diversity, inclusion, and a respectful environment, thriving on diverse voices to challenge and inform decisions and delivering exceptional work so others can count on us.
- Our value of **We Care and Give Back** means we strive to be stewards of the future, strengthen the communities around us, and give everyone the opportunity to prosper. We provide eligible full-time employees paid time off that can be used to do volunteer work during normal work hours for vetted non-profits and donation matching up to an annual limit.

Diversity, Equity, and Inclusion

At the foundation of our culture is a commitment to diversity, equity, and inclusion (DEI). We believe that diversity is a fact, but treating people equitably and inclusively is a choice we make. To deliver for our customers, we seek to foster a workforce that is as diverse as the communities we serve. We are committed to creating a culture that reflects our values and helps achieve our mission of powering prosperity around the world. Our Chief Diversity, Equity, and Inclusion Officer (CDEIO) leads a dedicated and specialized team in our DEI efforts. Our Compensation and Organizational Development Committee oversees Intuit's DEI initiatives in support of organizational development. Intuit's strategy is operationalized through the following elements:

- **Goals and transparency**: We have set goals that focus on our long-term vision of a workforce that reflects the diversity of our customers. These goals are aspirational and we do not set quotas or make employment decisions based on any legally protected characteristics. Our Diversity, Equity, and Inclusion Report (DEI Report) can be found at *www.intuit.com/company/diversity/* and discloses our goals, progress on our goals, and certain diversity statistics of our workforce. The contents of the DEI Report are not incorporated by reference in this Annual Report on Form 10-K or in any other report or document we file with the SEC.
- **Recruiting**: Intuit has established practices to drive diversity, equity, and inclusion across our hiring practices, programs, and strategies. We have also invested in external partnerships to better engage with diverse talent and communities.
- **Equity learning and development**: Senior leaders are offered DEI workshops, including training on racial equity. We have manager and employee training and resources on topics such as unconscious bias, racial equity, and leading inclusively and a guide for managers on encouraging inclusive conversations.
- **Equitable talent practices**: We are committed to equitable talent practices that include those designed to ensure equitable pay. We continuously examine our performance evaluation practices, including promoting awareness of bias by managers and improving practices to ensure equal opportunity for high-performing employees to be promoted.
- **Employee Resource Groups (ERGs)**: Intuit has established employee resource groups (ERGs) that provide a foundation for a workplace culture that is supportive, educational, and collaborative. Intuit ERGs offer a sense of community and give employees the chance to learn from role models, peers, and experts, all while aligning with our organization's overall vision. They also actively volunteer in their communities, which is an important part of their charters.

Developing Talent and Training

We are committed to creating a high-performance culture that consistently delivers for our customers, shareholders, and communities while providing an experience for our workforce that values leadership, innovation, and collaboration. We promote the development of all of our employees and provide employees with access to learning plans based on their needs and interests and the resources they need to grow, thrive, and reinvent themselves over time. We offer learning programs throughout the employee lifecycle, beginning with onboarding and the first year at Intuit, and continuing with ongoing career growth programs.

We are also invested in growing the capabilities of our managers and developing the leadership skills of our executives. Our teams design programs and resources, such as the Intuit Leadership Playbook, focused on leading with a clear vision, building a high-performance culture, and driving winning results for all of our stakeholders.

All full-time employees have access to opportunities to develop and learn through company-sponsored learning paths and online courses on topics ranging from artificial intelligence to accelerating velocity in support of an employee's ability to adapt to any work environment. We also offer multiple mentorship programs that match employees with a mentor who can support their career development.

Employees set goals and measure progress through our goal setting tool and have opportunities to focus on growth both during performance assessment conversations and ongoing regular check-ins.

Employee Listening and Engagement

Listening and responding to our employees is at the core of our work. We value employee feedback and we leverage it to continuously improve the employee experience. We regularly collect, analyze, measure, and share insights about the sentiment of our workforce through multiple channels, including surveys, town halls with senior leadership, and other touchpoints, which helps to guide the work we do to support our employees.

Total Rewards

Our compensation philosophy aims to attract and retain top talent for today and the future. Intuit's total target compensation includes base pay, a range of incentive plans that vary based on role, and stock-based awards – all set at market-competitive levels. Incentive compensation plans are part of our pay-for-performance philosophy, including close alignment with Company performance that rewards top performers. Most employees are eligible for stock-based awards, which allows the majority of our employees to share in the Company's success.

We also offer eligible employees a broad range of competitive benefits designed to protect and enhance their health, financial future, and overall well-being. These programs include health care, free mental health counseling and resources, retirement benefits, life and family support programs, and paid time off, including annual paid recharge days and family and parental leave.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

The following table shows Intuit's executive officers and their areas of responsibility as of July 31, 2024. Their biographies follow the table.

Name	Age	Position
Sasan K. Goodarzi	56	President, Chief Executive Officer, and Director
Scott D. Cook	72	Founder and Director
Sandeep S. Aujla	48	Executive Vice President and Chief Financial Officer
Alex G. Balazs	53	Executive Vice President and Chief Technology Officer
Laura A. Fennell	63	Executive Vice President, Chief People & Places Officer
Kerry J. McLean	60	Executive Vice President, General Counsel and Corporate Secretary
Mark Notarainni	54	Executive Vice President and General Manager, Consumer Group
Marianna Tessel	57	Executive Vice President and General Manager, Small Business & Self-Employed Group
Lauren D. Hotz	49	Senior Vice President and Chief Accounting Officer

Mr. Goodarzi has been President and Chief Executive Officer and a member of the Board of Directors since January 2019 and previously served as Executive Vice President and General Manager of Intuit's Small Business Group since May 2016. He previously was Executive Vice President and General Manager of Intuit's Consumer Tax Group from August 2015 through April 2016 and from August 2013 to July 2015 served as Senior Vice President and General Manager of the Consumer Tax Group. He served as Intuit's Senior Vice President and Chief Information Officer from August 2011 to July 2013, having rejoined Intuit after serving as CEO of Nexant Inc., a privately held provider of intelligent grid software and clean energy solutions, beginning in November 2010. During his previous tenure at Intuit from 2004 to 2010, Mr. Goodarzi led several business units, including Intuit Financial Services and the professional tax division. Prior to joining Intuit, Mr. Goodarzi worked for Invensys, a global provider of industrial automation, transportation, and controls technology, serving as global president of the products group. He also held a number of senior leadership roles in the automation control division at Honeywell Inc. He serves on the board of Atlassian Corporation Plc and chairs the Compensation and Leadership Development Committee. Mr. Goodarzi holds a Bachelor's degree in Electrical Engineering from the University of Central Florida and a Master's degree in Business Administration from the Kellogg School of Management at Northwestern University.

Mr. Cook, a founder of Intuit, has been an Intuit director since March 1984. He served as Intuit's Chairman of the Board from February 1993 to July 1998. From April 1984 to April 1994, he served as Intuit's President and Chief Executive Officer.

Mr. Cook served on the board of directors of The Procter & Gamble Company from 2000 to 2020. Mr. Cook was also a director of eBay Inc. from 1998 to 2015. Mr. Cook holds a Bachelor's degree in Economics and Mathematics from the University of Southern California and a Master's degree in Business Administration from Harvard Business School.

Mr. Aujla has been Executive Vice President and Chief Financial Officer since August 2023. He served as Intuit's Senior Vice President of Finance, Small Business & Self-Employed Group and Technology Organization, from January 2019 to July 2023, and Vice President, Finance, Small Business & Self-Employed Group, from June 2015 to January 2019. Prior to joining Intuit, Mr. Aujla held various finance leadership roles at Visa, and investment banking roles at Goldman Sachs and Morgan Stanley. Mr. Aujla holds a Bachelor's degree in Economics from San Francisco State University and a Master's degree in Business Administration from the University of Virginia Darden School of Business.

Mr. Balazs has been Executive Vice President and Chief Technology Officer since September 2023. Prior to that, he served as Senior Vice President and Chief Technology Architect from April 2021 to September 2023 and Senior Vice President of Data Engineering from August 2018 to April 2021. Mr. Balazs held various other roles since he joined Intuit in October 1999. Mr. Balazs holds a Bachelor of Science degree in Mechanical Engineering from Kettering University.

Ms. Fennell has been Executive Vice President, Chief People & Places Officer since August 2018 and previously served as Executive Vice President, General Counsel and Corporate Secretary from August 2015 to July 2018, Senior Vice President, General Counsel and Corporate Secretary from February 2007 to July 2018, and Vice President, General Counsel and Corporate Secretary from April 2004 to February 2007. Prior to joining Intuit, Ms. Fennell spent nearly eleven years at Sun Microsystems, Inc., most recently as Vice President of Corporate Legal Resources, as well as Acting General Counsel. Prior to joining Sun, she was an associate attorney at Wilson Sonsini, Goodrich & Rosati PC. Ms. Fennell holds a Bachelor of Science degree in Business Administration from California State University, Chico and a Juris Doctor from Santa Clara University.

Ms. McLean has been Executive Vice President, General Counsel and Corporate Secretary since August 2020. Prior to that, she served as Senior Vice President, General Counsel and Corporate Secretary from August 2018 to July 2020 and Vice President, Deputy General Counsel from August 2010 to July 2018. She joined Intuit in 2006 as Director, Deputy General Counsel. Prior to joining Intuit, Ms. McLean spent over six years at Wind River Systems, Inc., most recently as the Director of Legal. Prior to joining Wind River, she was an associate at Howard, Rice, Nemerovski, Canady, Falk & Rabkin PC (now Arnold & Porter Kaye Scholer LLP). Ms. McLean serves on the board of directors of the California Minority Counsel Program. Ms. McLean holds a Bachelor's degree in International Relations from University of California, Davis and a Juris Doctor from University of California, Hastings College of Law (now University of California College of the Law, San Francisco).

Mr. Notarainni has been Executive Vice President and General Manager of Intuit's Consumer Group since August 2023. He previously served as Executive Vice President of Customer Success for five years. Mr. Notarainni joined Intuit in February 2009 as a director of contact centers and spent over eight years as vice president of Customer Care and Services for Intuit's Consumer Group. Before joining Intuit, he held leadership positions at NCR Corp, Dell, and Hewlett-Packard. Mr. Notarainni holds a Bachelor's degree in Finance from Michigan State University.

Ms. Tessel has been Executive Vice President and General Manager of Intuit's Small Business & Self-Employed Group since September 2023. She previously served as Executive Vice President and Chief Technology Officer from January 2019 to September 2023 and Chief Product Development Officer of Intuit's Small Business & Self-Employed Group from June 2017 to December 2018. Prior to joining Intuit, Ms. Tessel worked for Docker Inc., a software containerization platform, serving as Senior Vice President of Engineering and Executive Vice President of Strategic Development from November 2014 to June 2017, and VMware, which provides cloud computing and related services, from June 2008 through November 2014, most recently serving as Vice President of Engineering. She has served on the board of directors of Cisco Systems, Inc. since March 2021. Ms. Tessel holds a Bachelor of Science degree in Computing from Technion – Israel Institute of Technology.

Ms. Hotz has been Senior Vice President and Chief Accounting Officer since August 2022, and previously held roles as Vice President and Chief Accounting Officer from February 2022 to July 2022 and Vice President and Corporate Controller from August 2020 to January 2022. She previously served as the Director, Corporate Accounting from January 2014 to July 2020. Since joining Intuit in 2004, Ms. Hotz has held a variety of accounting leadership roles at the Company. From 2001 to 2004, Ms. Hotz served in corporate controller and finance functions at other public companies. She began her career in public accounting at Coopers & Lybrand LLP (now PricewaterhouseCoopers LLP) from 1996 to 1998, and RSM McGladrey & Pullen LLP (now RSM US LLP) from 1998 to 2001. Ms. Hotz is a California Certified Public Accountant (inactive) and holds a Bachelor of Science degree in accounting from Washington University in St. Louis.

AVAILABLE INFORMATION

Our corporate website, *www.intuit.com*, provides materials for investors and information relating to Intuit's corporate governance. The content on any website referred to in this filing is not incorporated by reference into this filing unless expressly noted otherwise.

We file reports required of public companies with the Securities and Exchange Commission (SEC). These include annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements, and other reports, and amendments to these reports. The SEC maintains a website at *www.sec.gov* that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. We make available free of charge on the Investor Relations section of our corporate website all of the reports we file with or furnish to the SEC as soon as reasonably practicable after the reports are filed or furnished. Copies of this Annual Report on Form 10-K may also be obtained without charge by contacting Investor Relations, Intuit Inc., P.O. Box 7850, Mountain View, California 94039-7850, calling 650-944-6000, or emailing investor_relations@intuit.com.

ITEM 1A - RISK FACTORS

Our businesses routinely encounter and address risks, many of which could cause our future results to be materially different than we presently anticipate. Below, we describe significant factors, events and uncertainties that make an investment in our securities risky, categorized solely for ease of reference as strategic, operational, legal and compliance, and financial risks. The following events and consequences could have a material adverse effect on our business, growth, prospects, financial condition, results of operations, cash flows, liquidity, reputation and credit rating, and the trading price of our common stock could decline. We could also be affected by other events, factors or uncertainties that are presently unknown to us or that we do not currently consider to present significant risks to our business. These risks may be amplified by the effects of global developments and conditions or events, including macroeconomic and geopolitical conditions, which have caused significant global economic instability and uncertainty.

STRATEGIC RISKS

We face intense competitive pressures that may harm our operating results.

We face intense competition in all of our businesses, and we expect competition to continue to intensify in the future. Our competitors and potential competitors range from large and established entities to emerging start-ups. Our competitors may introduce superior products and services, successfully use and deploy new technologies such as artificial intelligence (AI) that may reduce customer demand for our products or services, reduce prices, have greater technical, marketing and other resources, have greater name recognition, have larger installed bases of customers, have well-established relationships with our current and potential customers, advertise aggressively or beat us to market with new products and services. In addition, we face competition from existing companies with large established consumer user bases and broad-based platforms, who may change or expand the focus of their business strategies and marketing to target our customers, including small businesses, tax and personal financial management customers.

We also face competition from companies with a variety of business models and monetization strategies, including increased competition from providers of free and low cost offerings, particularly in our tax, accounting, payments and consumer finance platform businesses. We have also introduced free offerings in several categories, but we may not be able to attract and retain customers as effectively as our competitors with different business models. In addition, other providers of free offerings may provide features that we do not offer and customers who have formerly paid for our products and services may elect to use our competitors' free offerings instead. These competitive factors may diminish our revenue and profitability, and harm our ability to acquire and retain customers.

Our consumer tax business also faces significant, increasing competition from the public sector, where we face the risk of federal and state taxing authorities implementing revenue-raising strategies that involve developing and providing government tax software or other government return preparation systems at public expense. These or similar programs have been and may continue to be introduced or expanded in the future, which may change the voluntary compliance tax system in ways that could cause us to lose customers and revenue. For example, the IRS has stated that it will make a free direct filing system, which it piloted in 2024, a permanent option in 2025 and will explore ways to expand eligibility for the program, including partnering with more states. Additionally, the legacy IRS Free File Program enables the IRS to offer free commercial tax software directly to qualifying taxpayers, and taxpayer adoption of this program could expand with increased awareness of and government support for the program.

Through these or other programs, federal and state governments are or could become publicly funded direct competitors of the U.S. tax services industry and of Intuit. Government funded services that curtail or eliminate the role of taxpayers in preparing their own taxes could potentially have material and adverse revenue implications on us.

Future revenue growth depends upon our ability to adapt to technological change and successfully extend our platform, introduce new and enhanced products, features, services and business models.

We operate in industries that are characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. To meet the evolving needs and expectations of our customers and partners and attract and retain top technical talent, we must continue to innovate, develop and extend our platform, introduce new products and features, and enhance our ability to solve customer problems with emerging technologies, such as artificial intelligence. If we are not able to do this successfully, we may face a competitive disadvantage. We have and will continue to devote significant resources to continue to develop our skills, tools and capabilities to capitalize on existing and emerging technologies, including artificial intelligence. There can be no assurance that we or our customers will realize the expected benefits from these investments. Legislation or regulatory changes in these areas may mandate changes in our products that make them less attractive to users and hinder our ability to leverage emerging technologies and build out our platform capabilities.

Our consumer and professional tax businesses depend significantly on revenue from customers who return each year to use our updated tax preparation and filing software and services, including customers who use our free consumer tax products and whose tax scenarios evolve in subsequent years to require paid services. Encouraging customers to continue using our products in successive years can become more challenging unless new product releases provide features and functionality that have meaningful incremental value. As we continue to introduce and expand our new business models our customers may not perceive value in the additional benefits and services we offer and may choose not to pay for those additional benefits or we

may be unsuccessful in increasing customer adoption of these offerings or our risk profile may change, resulting in loss of revenue.

When customers consent to the use of their data across our platform, we work to provide additional benefits to them through our existing offerings and the creation of new products and services. The growth of our business depends, in part, on our ability to successfully provide customers value in this way. If we are unable to clearly demonstrate the value of these new or upgraded products or services, our ability to build new data-driven products and services may be limited and our revenues may be harmed.

In some cases, we may expend a significant amount of resources and management attention on offerings that do not ultimately succeed in their markets. We have encountered difficulty in launching new products and services in the past. If we misjudge customer needs in the future, our new products and services may not succeed and our revenues and earnings may be harmed. We have also invested, and in the future, expect to invest in new business models, technologies, geographies, strategies and initiatives. Such endeavors may involve significant risks and uncertainties, including a rapidly changing regulatory environment, distraction of management from current operations, expenses associated with the initiatives, inadequate return on investments, and social or ethical scrutiny. Because these new initiatives are inherently risky, they may not be successful and may harm our financial condition, operating results, or reputation.

We rely on intellectual property in our products and services.

Many of our products and services include our own intellectual property, as well as the intellectual property of third parties, which we license under agreements that may need to be renewed or renegotiated from time to time. We may not be able to obtain licenses to these third-party technologies or content on reasonable terms, or at all. If we are unable to obtain the rights necessary to use this intellectual property in our products and services, we may not be able to provide the affected offerings, and customers who are currently using the affected product may be disrupted, which may in turn harm our future financial results, damage our brand, and result in customer loss. Also, we and our customers have been and may continue to be subject to infringement claims as a result of the third-party intellectual property incorporated in our offerings, including through our use of AI. Although we try to mitigate this risk and we may not be ultimately liable for any potential infringement, pending claims require us to use significant resources, require management attention and could result in loss of customers.

Some of our offerings include third-party software that is licensed under "open source" licenses, some of which may include a requirement that, under certain circumstances, we make available, or grant licenses to, any modifications or derivative works we create based upon the open source software. Although we have established internal review and approval processes to mitigate these risks, we cannot be sure that all open source software is submitted for approval prior to use in our products. Many of the risks associated with usage of open source may not be eliminated and, if not properly addressed, may harm our business.

Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our products, services and brand.

Our patents, trademarks, trade secrets, copyrights, domain names and other intellectual property rights are important assets for us. We aggressively protect our intellectual property rights by relying on federal, state and common law rights in the U.S. and internationally, as well as a variety of administrative procedures. We also rely on contractual restrictions to protect our proprietary rights in products and services. The efforts that we take to protect our proprietary rights may not always be sufficient or effective. In addition, there is uncertainty about the validity and enforceability of intellectual property rights that may result from our use of generative AI. Protecting our intellectual property rights is costly and time consuming and may not be successful in every location. Any significant impairment of our intellectual property rights could harm our business, our brand, and our ability to compete.

Policing unauthorized use and copying of our products is difficult, expensive, and time consuming. Current U.S. laws that prohibit copying give us only limited practical protection from software piracy and the laws of many other countries provide very little protection. We frequently encounter unauthorized copies of our software being sold through online marketplaces. Although we continue to evaluate and put in place technology solutions to attempt to lessen the impact of piracy and engage in efforts to educate consumers and public policy leaders on these issues and cooperate with industry groups in their efforts to combat piracy, we expect piracy to be a persistent problem that results in lost revenues and increased expenses.

Our business depends on our strong reputation and the value of our brands.

Developing and maintaining awareness of our brands and platform strategy is critical to achieving widespread acceptance of our existing and future products and services and is an important element in attracting new customers and expanding our business with existing customers. Adverse publicity (whether or not justified) relating to events or activities attributed to us, members of our workforce, agents, third parties we rely on, or our users, may tarnish our reputation and reduce the value of our brands. Perceived social harm or unfairness of outcomes relating to the use of new and evolving technologies such as AI in our offerings, may result in reputational harm and liability, and may cause us to incur additional research and development costs to resolve such issues. Our brand value also depends on our ability to provide secure and trustworthy products and services, as well as our ability to protect and use our customers' data in a manner that meets their expectations. In addition, a security incident that results in unauthorized disclosure of our customers' sensitive data could cause material reputational harm. Damage to our reputation and loss of brand equity may reduce demand for our products or services and thus have an

adverse effect on our future financial results, as well as require additional resources to rebuild our reputation and restore the value of the brands and could also reduce our stock price.

Our aspirations and disclosures related to environment, social, and governance (ESG) matters expose us to risks that could adversely affect our reputation and performance.

We have public ESG commitments, including our goals to increase the diversity of our workforce, create and prepare individuals for jobs and have a positive impact on the climate. Our ability to achieve these goals is subject to numerous risks that may be outside of our control, including our ability to recruit, develop and retain talent, the evolving ESG regulatory requirements, and the ability of our suppliers to meet our sustainability, diversity and other standards. In addition, standards for tracking and reporting ESG matters continue to evolve and we may not be able to implement new and changing standards in ways that meet the expectations of all of our stakeholders. Our failure or perceived failure to achieve our ESG goals or maintain ESG practices that meet evolving stakeholder expectations could harm our reputation, adversely impact our ability to attract and retain employees or customers, and expose us to increased scrutiny from the investment community and enforcement authorities. Our reputation also may be harmed by negative perceptions that our customers, employees and other stakeholders may have about our action or inaction on social, ethical, or political issues.

Our acquisition and divestiture activities may disrupt our ongoing business, may involve increased expenses and may present risks not contemplated at the time of the transactions.

We have acquired and may continue to acquire companies, products, technologies and talent that complement our strategic direction, both in and outside the United States. Acquisitions involve significant risks and uncertainties, including:

- inability to successfully integrate the acquired technology, data assets and operations into our business and maintain uniform standards, controls, policies, and procedures;
- inability to realize synergies or anticipated benefits within the expected time frame or at all;
- disruption of our ongoing business and distraction of management;
- challenges retaining the key employees, customers, resellers and other business partners of the acquired operation;
- the internal control environment of an acquired entity may not be consistent with our standards or with regulatory requirements, and may require significant time and resources to align or rectify;
- unidentified issues not discovered in our due diligence process, including product or service quality issues, security policies, standards, and practices, intellectual property issues and legal contingencies;
- failure to successfully further develop an acquired business or technology and any resulting impairment of amounts currently capitalized as intangible assets;
- risks associated with businesses we acquire or invest in, which may differ from or be more significant than the risks our other businesses face;
- in the case of foreign acquisitions and investments, the impact of particular economic, tax, currency, political, legal and regulatory risks associated with specific countries; and
- to the extent we use debt to fund acquisitions or for other purposes, our interest expense and leverage will increase significantly, and to the extent we issue equity securities as consideration in an acquisition, current shareholders' percentage ownership and earnings per share will be diluted.

We have divested and may in the future divest certain assets or businesses that no longer fit with our strategic direction or growth targets. Divestitures involve significant risks and uncertainties, including:

- inability to find potential buyers on favorable terms;
- failure to effectively transfer liabilities, contracts, facilities and employees to buyers;
- requirements that we retain or indemnify buyers against certain liabilities and obligations;
- the possibility that we will become subject to third-party claims arising out of such divestiture;
- challenges in identifying and separating the intellectual property, systems and data to be divested from the intellectual property, systems and data that we wish to retain;
- inability to reduce fixed costs previously associated with the divested assets or business;
- challenges in collecting the proceeds from any divestiture;
- disruption of our ongoing business and distraction of management;
- loss of key employees who leave us as a result of a divestiture; and
- if customers or partners of the divested business do not receive the same level of service from the new owners, or the new owners do not handle the customer data with the same level of care, our other businesses may be adversely

affected, to the extent that these customers or partners also purchase other products offered by us or otherwise conduct business with our retained business.

In addition, any acquisition or divestiture that we announce may not be completed if closing conditions are not satisfied. Evolving regulatory expectations may make it more challenging to obtain any required regulatory approval. Because acquisitions and divestitures are inherently risky, our transactions may not be successful and may, in some cases, harm our operating results or financial condition. In particular, if we are unable to successfully operate together with any company that we acquire to achieve shared growth opportunities or combine reporting or other processes within the expected time frame or at all, there may be a material and adverse effect on the benefits that we expect to achieve as a result of the acquisition, and we could experience additional costs or loss of revenue. Moreover, adverse changes in market conditions and other factors, including those listed above, may cause an acquisition to be dilutive to Intuit's operating earnings per share for a period of time. Any dilution of our non-GAAP diluted earnings per share could cause the price of shares of Intuit Common Stock to decline or grow at a reduced rate.

OPERATIONAL RISKS

Security incidents, improper access to or disclosure of our data or customers' data, or other cyberattacks on our systems could harm our reputation, business, and financial condition.

We host, collect, use and retain large amounts of sensitive and personal customer and workforce data, including credit card information, tax return information, bank account numbers, credit report information, login credentials and passwords, personal and business financial data and transactions data, social security numbers and payroll information, as well as our confidential, nonpublic business information. Although we expend significant resources to implement security protections designed to shield this data against potential theft and security incidents, such measures cannot provide absolute security.

Our technologies, systems, and networks have been subject to, and are increasingly likely to continue to be the target of, cyberattacks, computer viruses, ransomware or other malware, worms, social engineering, malicious software programs, insider threats, denial-of-service attacks and other cybersecurity threats that have in the past, and could in the future, result in the unauthorized release, gathering, monitoring, use, loss or destruction of sensitive and personal data of our customers and our workforce, or Intuit's sensitive business data or cause temporary or sustained unavailability of our data, software, and systems. Cybersecurity incidents can be caused by malicious third parties, acting alone or in groups, or more sophisticated organizations, including nation-states or state-sponsored organizations, and the risks could be elevated in connection with significant armed conflicts, acts of war or terrorism. Customers who fail to update their systems, continue to run software that we no longer support, fail to install security patches on a timely basis or inadequately use security controls create vulnerabilities and make it more difficult for us to detect and prevent these kinds of attacks. We are increasingly incorporating open source software into our products, and there may be vulnerabilities in open source software that make it susceptible to cyberattacks. In addition, techniques used to obtain unauthorized access to sensitive information change frequently and, as technologies like AI develop rapidly, malicious third parties are using these technologies to create new sophisticated attack methods that are increasingly automated, targeted and coordinated and more difficult to defend against. We have and may in the future be a more frequent target of cyberattacks because cyber-criminals tend to focus their efforts on well-known offerings that are popular among customers and hold sensitive personal or financial information.

Further, the security measures that we implement may not be able to prevent unauthorized access to our products and our customers' account data. Malicious third parties have in the past, and may in the future, be able to fraudulently induce members of our workforce, customers, vendors, partners, or users by social engineering means, such as email phishing, to disclose sensitive information in order to gain access to our systems. Unauthorized access to or disclosure of customer data may occur due to inadequate use of security controls by our customers or our workforce. Accounts created with weak or recycled passwords could allow cyber-attackers to gain access to customer data. Unauthorized persons could gain access to customer accounts if customers do not maintain effective access controls of their systems and software. Inadvertent exposure of data or access to our systems may also be caused by members of our workforce, including by their error or use of AI.

Criminals may also use stolen identity information obtained outside of our systems to gain unauthorized access to our customers' data. We have experienced such instances in the past and as the accessibility of stolen identity information increases, generally, we may experience further instances of unauthorized access to our systems through the use of stolen identity information of our customers or our workforce in the future. Further, our customers may choose to use the same login credentials across multiple products and services unrelated to our products. Such customers' login credentials may be stolen from products offered by third-party service providers unrelated to us and the stolen identity information may be used by a malicious third party to access our products, which could result in disclosure of confidential information. In addition, our hybrid workplace model, where our workforce spends a portion of their time working remotely, increases the potential attack surfaces and introduces operational complexity that exacerbates our security-related risks.

Further, because we have created an ecosystem where customers can have one identity across multiple Intuit products, a security incident may give access to increased amounts of customer data. From time to time, we detect, or receive notices from customers or public or private agencies that they have detected, actual or perceived vulnerabilities in our infrastructure, our software or third-party software components that are distributed with our products or fraudulent activity by unauthorized persons utilizing our products with stolen customer identity information. The existence of such vulnerabilities or fraudulent activity, even if they do not result in a security breach, may undermine customer confidence as well as the confidence of government agencies that regulate our offerings. Such perceived vulnerabilities could also seriously harm our business by

tarnishing our reputation and brand and limiting the adoption of our products and services and could cause our stock price to decline. In some cases, such vulnerabilities may not be immediately detected, which could exacerbate the risk of a security incident and the related effects on our businesses.

While we maintain cybersecurity insurance, our insurance may not be sufficient to cover all liabilities described herein. The occurrence of any of the foregoing may result in disclosure of confidential information, loss of customer confidence in our products, possible litigation, material harm to our reputation and financial condition, disruption of our or our customers' business operations, and a decline in our stock price.

Additionally, Credit Karma is subject to an order issued in 2014 by the Federal Trade Commission (FTC) that, among other things, requires maintenance of a comprehensive security program relating to the development and management of new and existing products and services and biennial independent security assessments for 20 years from the date of the order. Credit Karma's failure to fulfill the requirements of the FTC's order could result in fines, penalties, enforcement inquiries, investigations and claims, and negatively impact our business and reputation.

A cybersecurity incident affecting the third parties we rely on could expose us or our customers to a risk of loss or misuse of confidential information and significantly damage our reputation.

We depend on a number of third parties, including vendors, developers and partners who are critical to our business. We or our customers may grant access to customer data to these third parties to help deliver customer benefits, or to host certain of our and our customers' sensitive and personal data. In addition, we share sensitive, nonpublic business information (including, for example, materials relating to financial, business and legal strategies) with other vendors in the ordinary course of business.

While we conduct background checks of our workforce, conduct reviews of partners, developers and vendors and use commercially available technologies to limit access to systems and data, it is possible that malicious third parties may misrepresent their intended use of data or may circumvent our controls, resulting in accidental or intentional disclosure or misuse of our customer or workforce data. Further, while we conduct due diligence on the security and business controls of our third-party partners, we may not have the ability to effectively monitor or oversee the implementation of these control measures. Malicious third parties may be able to circumvent these security and business controls or exploit vulnerabilities that may exist in these controls, resulting in the disclosure or misuse of sensitive business and personal customer or workforce information and data. In addition, malicious actors may attempt to use the information technology supply chain to compromise our systems by, for example, introducing malware through software updates. This risk is exacerbated with the advancement of technologies like AI, which malicious third parties are using to create new, sophisticated and more frequent attacks on our third-party partners.

A security incident involving third parties we rely on may have serious negative consequences for our businesses, including disclosure of sensitive customer or workforce data, or confidential or competitively sensitive information regarding our business, including intellectual property and other proprietary data; make our products more vulnerable to fraudulent activity; cause temporary or sustained unavailability of our software and systems; result in possible litigation, fines, penalties and damages; result in loss of customer confidence; cause material harm to our reputation and brands; lead to further regulation and oversight by federal or state agencies; cause adverse financial condition; and result in a reduced stock price.

Concerns about the current cybersecurity environment, generally, could deter current and potential customers from adopting our products and services and damage our reputation.

The continued occurrence of cybersecurity incidents affecting governments, businesses and consumers in general indicates that we operate in an external environment where cybersecurity incidents are becoming increasingly common. If the global cybersecurity environment worsens, and there are increased instances of security breaches of third-party offerings where consumers' data and sensitive information is compromised, consumers may be less willing to use online offerings, particularly offerings like ours in which customers often share sensitive financial data. Additionally, political uncertainty and military actions may subject us and our service providers to heightened risks of security incidents. In addition, the increased availability of data obtained as a result of cybersecurity incidents affecting third-party offerings could make our own products more vulnerable to fraudulent activity. Even if our products are not affected directly by such incidents, any such incident could damage our reputation and deter current and potential customers from adopting our products and services or lead customers to cease using online and connected software products to transact financial business altogether.

If we are unable to effectively combat the increasing amount and sophistication of fraudulent activities by malicious third parties, we may suffer losses, which may be substantial, and lose the confidence of our customers and government agencies and our revenues and earnings may be harmed.

Many of the industries in which we operate have been experiencing an increasing amount of fraudulent activities by malicious third parties, and those fraudulent activities are becoming increasingly sophisticated. We have been and may from time to time become targeted by such malicious third parties engaging in fraudulent activities. Any such fraudulent activities may adversely impact our tax, payroll, payments, lending, marketing automation and personal financial management businesses, and the risk is heightened when our workforce is working remotely under our hybrid work model. In addition to any losses that may result from such fraud, which may be substantial, a loss of confidence by our customers or by governmental agencies in our ability to prevent fraudulent activity may seriously harm our business and damage our brand. If we cannot adequately combat such fraudulent activity, governmental authorities may refuse to allow us to continue to offer the affected services, or these services

may otherwise be adversely impacted, which could include federal or state tax authorities refusing to allow us to process our customers' tax returns electronically, resulting in a significant adverse impact on our business, earnings, and revenue. As fraudulent activities become more pervasive and increasingly sophisticated, our fraud detection and prevention measures must become correspondingly more complex to combat them across the various industries in which we operate. Accordingly, we have implemented and may continue to implement risk control mechanisms that could make it more difficult for legitimate customers to obtain and use our products. These control mechanisms could result in lost revenue and negatively impact our earnings.

If we fail to process transactions effectively or fail to adequately protect against disputed or potential fraudulent activities, our business may be harmed.

Our operations process a significant volume and dollar value of transactions on a daily basis, especially in our money and personal financial management businesses. Despite our efforts to ensure that effective processing systems and controls are in place to handle transactions appropriately, it is possible that we may make errors or that funds may be misappropriated due to fraud. The likelihood of any such error or misappropriation is magnified as we increase the volume and speed of the transactions we process. If we are unable to effectively manage our systems and processes, or if there is an error in our products, we may be unable to process customer data in an accurate, reliable and timely manner, which may harm our reputation, the willingness of customers to use our products, and our financial results. In our payments processing service business, if a disputed transaction between a merchant and its customer is not resolved in favor of the merchant, we may be required to pay those amounts to the payment or credit card network and these payments may exceed the amount of the customer reserves established to make such payments.

Business interruption or failure of our information technology and communication systems may impair the availability of our products and services, which may damage our reputation and harm our future financial results.

Our reputation and ability to attract, retain and serve our customers is dependent upon the reliable performance of our products and our underlying technical infrastructure. As we continue to grow our online services, we become more dependent on the continuing operation and availability of our information technology and communications systems and those of our external service providers, including, for example, third-party Internet-based or cloud computing services. We do not have redundancy for all of our systems, and our disaster recovery planning may not account for all eventualities. We have designed a significant portion of our software and computer systems to utilize data processing and storage capabilities provided by public cloud providers. If any public cloud service that we use is unavailable to us for any reason, our customers may not be able to access certain of our cloud products or features, which could significantly impact our operations, business, and financial results.

Failure of our systems or those of our third-party service providers, may result in interruptions in our service and loss of data or processing capabilities, all of which may cause a loss in customers, refunds of product fees, material harm to our reputation and operating results.

Our tax businesses must effectively handle extremely heavy customer demand during critical peak periods. We face significant risks in maintaining adequate service levels during these peak periods when we have historically derived a substantial portion of our overall revenue from the tax businesses. Any interruptions in our online tax preparation or electronic filing service at any time during the tax season, particularly during a peak period, could result in significantly decreased revenue, lost customers, unexpected refunds of customer charges, negative publicity and increased operating costs, any of which could significantly harm our business, financial condition and results of operations.

We rely on internal systems and external systems maintained by manufacturers, distributors and other service providers to take and fulfill customer orders, handle customer service requests and host certain online activities. Any interruption or failure of our internal or external systems may prevent us or our service providers from accepting and fulfilling customer orders or cause company and customer data to be unintentionally disclosed. Our continuing efforts to upgrade and expand our network security and other information systems as well as our high-availability capabilities are costly, and problems with the design or implementation of system enhancements may harm our business and our results of operations.

Our business operations, information technology and communications systems are vulnerable to damage or interruption from natural disasters, effects of climate change, human error, malicious attacks, fire, power loss, telecommunications failures, computer viruses and malware, computer denial of service attacks, terrorist attacks, public health emergencies and other events beyond our control. For example, we operate under a hybrid workplace model where our workforce spends a portion of their time working in our offices and a portion of their time working remotely. This model has introduced risks of disruptions to our operations, which may impair our ability to perform critical functions or could make it considerably more difficult to develop, enhance and support our products and services.

In addition, since our corporate headquarters and other critical business operations are located near major seismic faults, our recovery in the event of a major earthquake or other catastrophic event may require us to expend significant time and resources and may adversely affect our financial condition and operating results. Further, the adverse effects of any such adverse event would be exacerbated if experienced at the same time as another unexpected and adverse event. In the event of a major natural or man-made disaster, our insurance coverage may not completely compensate us for our losses and our future financial results may be materially harmed.

We regularly invest resources to update and improve our internal information technology systems and software platforms. Should our investments not succeed, or if delays or other issues with new or existing internal technology systems and software platforms disrupt our operations, our business could be harmed.

We rely on our network infrastructure, data hosting, public cloud and software-as-a-service providers, and internal technology systems for many of our development, marketing, operational, support, sales, accounting and financial reporting activities. We are continually investing resources to update and improve these systems and environments in order to meet existing needs, as well as the growing and changing requirements of our business and customers. If we experience prolonged delays or unforeseen difficulties in updating and upgrading our systems and architecture, we may experience outages, defects or other performance problems, and may not be able to deliver certain offerings and develop new offerings and enhancements that we need to remain competitive. Such improvements and upgrades are often complex, costly and time consuming. In addition, such improvements can be challenging to integrate with our existing technology systems, or may uncover problems with our existing technology systems. Unsuccessful implementation of hardware or software updates and improvements could result in outages, disruption in our business operations, loss of revenue or damage to our reputation.

If we are unable to develop, manage and maintain critical third-party business relationships, our business may be adversely affected.

Our growth is increasingly dependent on the strength of our business relationships and our ability to continue to develop, manage and maintain new and existing relationships with third-party partners. We rely on various third-party partners, including software and service providers, platforms, suppliers, credit reporting bureaus, vendors, manufacturers, distributors, accountants, contractors, financial institutions, core processors, licensing partners and development partners, among others, in many areas of our business in order to deliver our offerings and operate our business. Credit Karma generates revenue from its relationships with financial institution and other partners, which are subject to particular risks that affect their willingness to offer their products on Credit Karma's platform, such as adverse economic conditions, evolving limitations on their capacity to offer products on the platform, the introduction of competing products on their platforms, and an increasing complexity in the regulatory environment. We also rely on third parties to support the operation of our business by maintaining our physical facilities, equipment, power systems and infrastructure. In certain instances, these third-party relationships are sole source or limited source relationships and can be difficult to replace or substitute depending on the level of integration of the third party’s products or services into, or with, our offerings and/or the general availability of such third party’s products and services. In addition, there may be few or no alternative third-party providers or vendors in the market. Further, there can be no assurance that we will be able to adequately retain third-party contractors engaged to help us operate our business.

Additionally, the business operations of our third-party partners and the third-party partners who support them have been and could continue to be disrupted, including as a result of uncertain macroeconomic conditions and global health crises, such as pandemics and endemics. If our third-party partners are unable to help us operate our business or prevent us from delivering critical services to our customers or accepting and fulfilling customer orders, our business and financial results may be negatively impacted. The failure of third parties to provide acceptable and high quality products, services and technologies or to update their products, services and technologies may result in a disruption to our business operations and our customers, which may reduce our revenues and profits, cause us to lose customers and damage our reputation. Alternative arrangements and services may not be available to us on commercially reasonable terms or at all, or we may experience business interruptions upon a transition to an alternative partner.

In particular, we have relationships with banks, credit unions and other financial institutions that support certain critical services we offer to our customers. If macroeconomic conditions or other factors cause any of these institutions to fail, consolidate, stop providing certain services or institute cost-cutting efforts, or give rise to speculation relating to such events, we may be unable to offer those services to our customers, in which case our business and financial results may suffer. For example, if one of the counterparty financial institutions with whom we have significant deposits were to become insolvent, placed into receivership, or file for bankruptcy, our ability to recover our assets from such counterparty may be limited, which could negatively impact our results of operations and financial condition.

Although we have strict standards for our suppliers and business partners to comply with the law and company policies regarding workplace and employment practices, data use and security, environmental compliance, intellectual property licensing and other applicable regulatory and compliance requirements, we cannot control their day-to-day practices. Any violation of laws or implementation of practices regarded as unethical could result in supply chain disruptions, canceled orders, terminations of or damage to key relationships, and damage to our reputation.

We increasingly utilize the distribution platforms of third parties like Apple’s App Store and Google’s Play Store for the distribution of certain of our product offerings. Although we benefit from the strong brand recognition and large user base of these distribution platforms to attract new customers, the platform owners have wide discretion to change the pricing structure, terms of service and other policies with respect to us and other developers. Any adverse changes by these third parties could adversely affect our financial results.

Competition for our key employees is intense and we may not be able to attract, retain and develop the highly skilled employees we need to support our strategic objectives.

Much of our future success depends on the continued service and availability of skilled employees, including members of our executive team, and those in technical and other key positions. Experienced individuals with skill sets in software as a service,

financial technology, mobile technologies, data science, artificial intelligence and data security are in high demand and we have faced and will continue to face intense competition globally to attract and retain a diverse workforce with these and other skills that are critical to our success. This is especially the case in California and India where a significant number of our employees are located. The compensation and incentives we have available to attract, retain and motivate employees may not meet the expectations of current and prospective employees as the competition for talent intensifies. For example, our equity awards may become less effective if our stock price decreases or increases at a slower rate than our talent competitors. In addition, our ability to issue significant additional equity to attract or retain employees may be limited by the risks of dilution to our existing stockholders and the related increase in our expenses. We may experience higher compensation costs to retain and recruit senior management and highly-skilled employees that may not be offset by improved productivity or revenue. Other factors may make it more challenging for us to continue to successfully attract, retain and develop key employees. For example, current and prospective employees may seek new or different opportunities based on mobility, location flexibility in our hybrid work model, achieving our publicly stated workforce diversity aspirations or other reputational factors.

Uncertainty in the development, deployment, and use of artificial intelligence in our platform and products and by our customers may result in harm to our business and reputation.

We continue to build and invest in systems and tools that incorporate AI-based technologies, including generative AI for customers, experts, and our workforce. We also use third parties to support this work. As with many innovations, AI presents risks, uncertainties, and challenges that could adversely impact our business. The development, adoption, and use for generative AI technologies are still in their early stages, and ineffective or inadequate AI development or deployment practices by Intuit or third-party developers or vendors could result in unintended consequences. For example, AI algorithms that we use may be flawed or may be based on datasets that are biased or insufficient. In addition, any latency, disruption, or failure in our AI systems or infrastructure could result in delays or errors in our offerings. Developing, testing, and deploying resource-intensive AI systems may require additional investment and increase our costs. There also may be real or perceived social harm, unfairness, or other outcomes that undermine public confidence in the use and deployment of AI. In addition, third parties may deploy AI technologies in a manner that reduces customer demand for our products and services. Any of the foregoing may result in decreased demand for our products or harm to our business, results of operations or reputation.

The legal and regulatory landscape surrounding AI technologies is rapidly evolving and uncertain including in the areas of intellectual property, cybersecurity, and privacy and data protection. In addition, there is uncertainty around the validity and enforceability of intellectual property rights related to our use, development, and deployment of AI. Compliance with new or changing laws, regulations or industry standards relating to AI may impose significant operational costs and may limit our ability to develop, deploy or use AI technologies. Failure to appropriately respond to this evolving landscape may result in legal liability, regulatory action, or brand and reputational harm.

If we experience significant product accuracy or quality problems or delays in product launches, it may harm our revenue, earnings and reputation.

Our customers rely on the accuracy of our offerings. All of our tax products and many of our non-tax products have rigid development timetables that increase the risk of errors in our products and the risk of launch delays. Our tax preparation software product development cycle is particularly challenging due to the need to incorporate unpredictable, ambiguous, and potentially late tax law and tax form changes each year and because our customers expect high levels of accuracy and a timely launch of these products to prepare and file their taxes by the tax filing deadline. Due to the complexity of our products and the condensed development cycles under which we operate, our products may contain errors that could unexpectedly interfere with the operation of the software or result in incorrect calculations. The complexity of the tax laws on which our products are based may also make it difficult for us to consistently deliver offerings that contain the features, functionality and level of accuracy that our customers expect. When we encounter problems, we may be required to modify our code, work with state tax administrators to communicate with affected customers, assist customers with amendments, distribute patches to customers who have already purchased the product and recall or repackage existing product inventory in our distribution channels. If we encounter development challenges or discover errors in our products either late in our development cycle or after release, it may cause us to delay our product launch date or suspend product availability until such issues can be fixed. Any major defects, launch delays or product suspensions may lead to loss of customers and revenue, negative publicity, customer and employee dissatisfaction, reduced retailer shelf space and promotions, and increased operating expenses, such as inventory replacement costs, legal fees or other payments, including those resulting from our accuracy guarantee in our tax preparation products. For example, an error in our tax products could cause a compliance error for taxpayers, including the over or underpayment of their federal or state tax liability. While our accuracy guarantee commits us to reimburse penalties and interest paid by customers due solely to calculation errors in our tax preparation products, such errors may result in additional burdens on third parties that we may need to address or that may cause us to suspend the availability of our products until such errors are addressed. This could also affect our reputation, the willingness of customers to use our products, and our financial results. Further, as we develop our platform to connect people to experts, such as connecting TurboTax customers with tax experts through our TurboTax Live offering, or connecting QuickBooks customers with bookkeepers through our QuickBooks Live offering, we face the risk that these experts may provide advice that is erroneous, ineffective or otherwise unsuitable. Any such deficiency in the advice given by these experts may cause harm to our customers, a loss of customer confidence in our offerings or harm to our reputation or financial results. Moreover, as we continue to incorporate emerging technologies, like AI, into our offerings, they may not function as designed or have unintended

consequences, any of which could subject us to new or enhanced competitive harm, legal liability, regulatory scrutiny or reputational harm.

Our international operations are subject to increased risks which may harm our business, operating results, and financial condition.

In addition to uncertainty about our ability to generate revenues from our foreign operations and expand into international markets, there are risks inherent in doing business internationally, including:

- different or more restrictive privacy, data protection, data localization, and other laws that could require us to make changes to our products, services and operations, such as mandating that certain types of data collected in a particular country be stored and/or processed within that country;
- difficulties in developing, staffing, and simultaneously managing a large number of varying foreign operations as a result of distance, language, and cultural differences;
- stringent local labor laws and regulations;
- credit risk and higher levels of payment fraud;
- profit repatriation restrictions, and foreign currency exchange restrictions;
- geopolitical events, including natural disasters or severe weather events (including those caused or exacerbated by climate change), acts of war and terrorism (including the conflict in the Middle East) and any related military, political or economic responses, and public health emergencies, including divergent governmental responses thereto affecting the jurisdictions in which we operate or maintain a workforce or facilities;
- compliance with sanctions and import or export regulations, including those arising from the Russia-Ukraine war;
- compliance with the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, and laws and regulations of other jurisdictions prohibiting corrupt payments to government officials and other third parties;
- antitrust and competition regulations;
- potentially adverse tax developments;
- economic uncertainties relating to European sovereign and other debt;
- trade barriers and changes in trade regulations;
- political or social unrest, economic instability, repression, or human rights issues; and
- risks related to other government regulation or required compliance with local laws.

Violations of the rapidly evolving and complex foreign and U.S. laws and regulations that apply to our international operations may result in fines, criminal actions or sanctions against us, our officers or our broader workforce, prohibitions on the conduct of our business and damage to our reputation. Although we have implemented policies and procedures designed to promote compliance with these laws, we cannot be sure that our workforce, contractors and agents are in compliance with our policies. These risks inherent in our international operations and expansion increase our costs of doing business internationally and may result in harm to our business, operating results, and financial condition.

Climate change may have an impact on our business.

While we seek to mitigate our business risks associated with climate change by establishing robust environmental programs and partnering with organizations that are also focused on mitigating their own climate-related risks, we recognize that there are inherent climate-related risks wherever business is conducted. Any of our primary workplace locations may be vulnerable to the adverse effects of climate change. For example, our offices globally have historically experienced, and are projected to continue to experience, climate-related events at an increasing frequency, including drought, water scarcity, heat waves, cold waves, wildfires and resultant air quality impacts and power shutoffs associated with wildfire prevention. Furthermore, it is more difficult to mitigate the impact of these events on our employees to the extent they work from home. Changing market dynamics, global policy developments and the increasing frequency and impact of extreme weather events on critical infrastructure in the U.S. and elsewhere have the potential to disrupt our business, the business of our third-party suppliers and the business of our customers, and may cause us to experience higher attrition, losses and additional costs to maintain or resume operations. We also expect to face increasing regulatory requirements and regulatory scrutiny related to climate matters, resulting in higher associated compliance costs. Additionally, failure to uphold, meet or make timely forward progress against our public commitments and goals related to climate action could adversely affect our reputation with suppliers and customers, financial performance or ability to recruit and retain talent.

LEGAL AND COMPLIANCE RISKS

Increasing and changing regulation of our businesses may adversely affect our ability to operate or harm our operating results.

We are subject to an increasing number of local, state, federal, and international laws, regulations, and rules and standards. These relate to, without limitation, labor, advertising and marketing, tax, financial services, artificial intelligence, data privacy and security, electronic funds transfer, money transmission, lending, digital content, consumer protection, real estate, billing, e-commerce, promotions, quality of services, intellectual property ownership and infringement, import and export requirements, anti-bribery and anti-corruption, insurance, foreign exchange controls and cash repatriation restrictions, antitrust and competition, environmental, health and safety, and other regulated activities.

These laws and regulations are not consistent across jurisdictions and are subject to change and evolving interpretations, and we expect significant new regulations will affect emerging technologies, such as AI. As we expand our products and services and evolve our business models, we have, and may in the future, become subject to additional changing regulations and heightened regulatory scrutiny. Our ability to adopt emerging technologies, including AI, and to innovate for our customers and operate our business may be harmed by the uncertainty and complexity created by the regulatory environment. For example, in May 2024, the European Parliament and the Council adopted the Artificial Intelligence Act (“AI Act”) that will regulate AI systems that affect individuals located in the EU. Compliance with the AI Act, and similar emerging laws, may add significant costs to our business and may require us to change certain business practices to comply. In addition, some of our offerings, such as our lending and payments products, require licenses to operate. Our inability to obtain or maintain a license, or to comply with current or new license requirements, may materially harm our ability to operate in specific jurisdictions or subject us to regulatory fines or penalties.

The tax preparation industry continues to receive heightened attention from federal and state governments. New legislation, regulation, public policy considerations, changes in the cybersecurity environment, litigation by the government or private entities, changes to or new interpretations of existing laws may result in greater oversight of the tax preparation industry, restrict the types of products and services that we can offer or the prices we can charge, or otherwise cause us to change the way we operate our tax businesses or offer our tax products and services. We may not be able to respond quickly to such regulatory, legislative and other developments, and these changes may in turn increase our cost of doing business and limit our revenue opportunities. In addition, if our practices are not consistent with new interpretations of existing laws, we may become subject to lawsuits, penalties, and other liabilities that did not previously apply. We are also required to comply with a variety of state revenue agency standards in order to successfully operate our tax preparation and electronic filing services. Changes in state-imposed requirements by one or more of the states, including the required use of specific technologies or technology standards, may significantly increase the costs of providing those services to our customers and may prevent us from delivering a quality product to our customers in a timely manner.

Any perceived or actual failure to comply with applicable laws, regulations, and rules could negatively impact our reputation and expose us to legal liability, fines, penalties, or require us to change our products or business operations. In addition, evolving laws and regulations may require us to change our business practices or modify our compliance programs in order to continue operating our businesses. Any of the foregoing may adversely affect our ability to operate and may harm our results of operations.

Complex and evolving privacy and data protection regulations or changing customer expectations could result in claims, changes to our business practices, penalties or increased cost of operations or otherwise harm our business.

Regulations related data privacy, cybersecurity, the collection, processing, storage, transfer and use of data, and the use of AI are evolving. Many jurisdictions in which we operate globally have enacted, or are in the process of enacting, data privacy legislation or regulations aimed at creating and enhancing individual privacy rights. For example, the General Data Protection Regulation (GDPR) regulates the collection, use, and retention of personal information by our offerings in the EU. In addition, in the absence of a unified federal privacy standard, a growing number of U.S. states have enacted or introduced data privacy laws and regulations. Several countries have established specific legal requirements for cross-border data transfers and governmental authorities and privacy advocates around the world continue to propose new regulatory actions concerning data protection. Moreover, several jurisdictions are considering regulatory frameworks for AI that implicate data protection laws.

In our efforts to meet the various data privacy regulations that apply to us, we have made and continue to make certain operational changes to our products, business practices, and use of certain third party tools and vendors. Additionally, customer sensitivity to privacy continues to increase and our privacy statements and practices may create additional customer expectations about the collection, use, and sharing of personal information.

In addition, the evolution of global privacy treaties and frameworks has created compliance uncertainty and increased complexity. For example, the judicial invalidation of the EU-U.S. Privacy Shield frameworks that we relied on to transfer data has created additional compliance challenges for the transfer of EU personal data to the U.S. While the European Commission recently issued a decision that allows personal data to flow from the European Union to U.S. companies, the future of this framework is uncertain because it faces legal challenges in the European courts.

Each of these privacy, security and data protection requirements could impose significant limitations on us, require changes to our business, require notification to customers or workers of a security incident, restrict our use or storage of personal

information, limit our use of third-party tools and vendors, or cause changes in customer purchasing behavior that may make our business more costly, less efficient or impossible to conduct, and may require us to modify our current or future products or services, which may make customers less likely to purchase our products and may harm our future financial results. Additionally, any actual or alleged noncompliance with these laws and regulations, or failure to meet customer expectations could result in negative publicity or harm to our reputation and subject us to investigations, claims or other remedies, including demands that we modify or cease existing business practices, and expose us to significant fines, penalties and other damages. We have incurred, and may continue to incur, significant expenses to comply with existing privacy and security standards and protocols imposed by law, regulation, industry standards or contractual obligations.

We are frequently a party to litigation and regulatory inquiries which could result in an unfavorable outcome and have an adverse effect on our business, financial condition, results of operation and cash flows.

We are subject to various legal proceedings (including class action lawsuits), claims and regulatory inquiries that have arisen out of the ordinary conduct of our business and are not yet resolved and additional proceedings, claims and inquiries may arise in the future. The number and significance of these proceedings, claims and inquiries may increase as our businesses evolve. Any proceedings, claims or inquiries initiated by or against us, whether successful or not, may be time consuming; result in costly litigation, damage awards, consent decrees, injunctive relief or increased costs of business; require us to change our business practices or products; require significant amounts of management time; result in diversion of significant operations resources; or otherwise harm our business and future financial results. For further information about specific litigation, see Item 3, "*Legal Proceedings.*"

Third parties claiming that we infringe their proprietary rights may cause us to incur significant legal expenses and prevent us from selling our products.

We may become increasingly subject to infringement claims, including patent, copyright, trade secret, and trademark infringement claims. Litigation may be necessary to determine the validity and scope of the intellectual property rights of others. We have received a number of allegations of intellectual property infringement claims in the past and expect to receive more claims in the future based on allegations that our offerings infringe upon the intellectual property held by third parties. Some of these claims are the subject of pending litigation against us and against some of our customers. These claims may involve patent holding companies or other adverse intellectual property owners who have no relevant product revenues of their own, and against whom our own intellectual property may provide little or no deterrence. The ultimate outcome of any allegation is uncertain and, regardless of outcome, any such claim, with or without merit, may be time consuming to defend, result in costly litigation, divert management's time and attention from our business, require us to stop selling, delay shipping or redesign of our products, or require us to pay monetary damages for royalty or licensing fees, or to satisfy indemnification obligations that we have with some of our customers. Our failure to obtain necessary license or other rights, or litigation arising out of intellectual property claims made against us may harm our business.

We are subject to risks associated with information disseminated through our services.

The laws relating to the liability of online services companies for information such as online content disseminated through their services are subject to frequent challenges, and there has been an increasing demand for repealing or limiting the protections afforded by these laws through either judicial decision or legislation. In spite of settled law in the U.S., claims are made against online services companies by parties who disagree with the content. Where our online content is accessed on the internet outside of the U.S., challenges may be brought under foreign laws which do not provide the same protections for online services companies as in the U.S. These challenges in either U.S. or foreign jurisdictions may require altering or limiting some of our services or may require additional contractual terms to avoid liabilities for our customers' misconduct and may further give rise to legal claims alleging defamation, libel, invasion of privacy, negligence, copyright or trademark infringement, or other theories based on the nature and content of the materials disseminated through the services. Certain of our services include content generated by users of our online services. Although this content is not generated by us, claims of defamation or other injury may be made against us for that content. Any costs incurred as a result of this potential liability may harm our business.

FINANCIAL RISKS

The results of operations of our tax business may fluctuate from period to period due to the seasonality of the business and other factors beyond our control.

Our tax offerings have significant seasonal patterns. Revenue from income tax preparation products and services has historically been heavily concentrated from November through April, as the tax filing deadline for the IRS and many states is traditionally in April. This seasonality has caused significant fluctuations in our quarterly financial results. In addition, unanticipated changes to federal and state tax filing deadlines may further exacerbate the impact of the seasonality.

Our financial results from our tax offerings may also fluctuate from quarter to quarter and year to year due to a variety of other factors, some of which may affect the timing of revenue recognition. These include the timing of the availability of federal and state tax forms from taxing agencies and the ability of those agencies to receive electronic tax return submissions; changes to our offerings that result in the inclusion or exclusion of ongoing services; changes in product pricing strategies or product sales mix; changes in customer behavior; and the timing of our discontinuation of support for older product offerings. Other factors,

including unanticipated changes to the tax code or the administration of government programs and payments by tax authorities, may cause variations from year to year in the number of tax filers. Any of the foregoing could negatively impact the number of tax returns we prepare and file and the operating results of our tax business. Other factors that may affect our quarterly or annual financial results include the timing of acquisitions, divestitures, and goodwill and acquired intangible asset impairment charges. Any fluctuations in our operating results may adversely affect our stock price.

If actual customer refunds for our offerings exceed the amount we have reserved, our future financial results may be harmed.

Like many software companies, we refund customers for product returns and subscription and service cancellations. We establish reserves against revenue in our financial statements based on estimated customer refunds. We closely monitor this refund activity in an effort to maintain adequate reserves. In the past, customer refunds have not differed significantly from these reserves. However, if we experience actual customer refunds or an increase in risks of collecting customer payments that significantly exceed the amount we have reserved, it may result in lower net revenue.

Unanticipated changes in our income tax rates or other indirect tax may affect our future financial results.

Our future effective income tax rates may be favorably or unfavorably affected by unanticipated changes in the valuation of our deferred tax assets and liabilities, by changes in our stock price, or by changes in tax laws or their interpretation. There are several proposed changes to U.S. and non-U.S. tax legislation and the ultimate enactment of any of them could have a negative impact on our effective tax rate. Foreign governments may enact tax laws, including in response to guidelines issued by international organizations such as the Organisation for Economic Co-operation and Development, that could result in further changes to global taxation and materially affect our financial position and results of operations. In addition, we are subject to the continuous examination of our income tax returns by the Internal Revenue Service and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. These continuous examinations may result in unforeseen tax-related liabilities, which may harm our future financial results.

An increasing number of states and foreign jurisdictions have adopted laws or administrative practices that impose new taxes on all or a portion of gross revenue or other similar amounts or impose additional obligations to collect transaction taxes such as sales, consumption, value added, or similar taxes. We may not have sufficient lead time to build systems and processes to collect these taxes properly, or at all. Failure to comply with such laws or administrative practices, or a successful assertion by such states or foreign jurisdictions requiring us to collect taxes where we do not, could result in material tax liabilities, including for past sales, as well as penalties and interest.

Adverse global macroeconomic conditions could harm our business and financial condition.

Adverse macroeconomic conditions, and perceptions or expectations about current or future conditions, such as volatility or distress in the financial markets, recession or inflationary pressures, slowing growth, rising interest rates, rising unemployment, rising consumer debt levels, reduced consumer confidence or economic activity, government fiscal and tax policies, U.S. and international trade relationships, government shutdowns and austerity programs could negatively affect our business and financial condition. These macroeconomic conditions or global events, such as political instability and war, have caused, and could, in the future, cause disruptions and volatility in global financial markets, increased rates of default and bankruptcy, decreases in consumer and small business spending and other unforeseen consequences. It is difficult to predict the impact of such events on our partners, customers, members, or economic markets more broadly, which have been and will continue to be highly dependent upon the actions of governments and businesses in response to macroeconomic events, and the effectiveness of those actions. Additionally, adverse developments that affect financial institutions, such as bank failures, or concerns or speculation about similar events or risks, could lead to liquidity challenges and further instability in the financial markets, which may in turn cause third parties, including customers, to become unable to meet their obligations under various types of financial arrangements. Moreover, because the majority of our revenue is derived from sales within the U.S., economic conditions in the U.S. have an even greater impact on us than companies with a more diverse international presence. Macroeconomic conditions, and perceptions or expectations about current or future conditions, could cause potential new customers not to purchase or to delay purchasing our products and services, and could cause our existing customers to discontinue purchasing or delay upgrades of our existing products and services. In addition, some financial institutions and other partners have decreased or suspended their activity on Credit Karma’s platform and may continue to do so, and increased interest rates may make offers from Credit Karma’s partners less attractive to Credit Karma's members. Members may decrease their engagement on the platform or their creditworthiness could be negatively impacted, reducing members' ability to qualify for credit cards and loans. Decreased consumer spending levels could also reduce payment processing volumes, causing reductions in our payments revenue. High unemployment and changes in the tax code and the government programs that are administered by tax authorities have caused, and could in the future cause, a significant decrease in the number of tax returns filed, which may have a significant effect on the number of tax returns we prepare and file. In addition, weakness in the end-user consumer and small business markets could negatively affect the cash flow of our distributors and resellers who could, in turn, delay paying their obligations to us, which could increase our credit risk exposure and cause delays in our recognition of revenue or future sales to these customers. Adverse economic conditions may also increase the costs of operating our business, including vendor, supplier and workforce expenses. Additionally, any inability to access the capital markets when needed due to volatility or illiquidity in the markets or increased regulatory liquidity and capital requirements may strain our liquidity positions. Such conditions may also expose us to fluctuations in foreign currency exchange rates or

interest rates that could materially and adversely affect our financial results. Any of the foregoing could harm our business and negatively impact our future financial results.

We provide capital to small businesses, which exposes us to risk, and may cause us material financial or reputational harm.

We provide capital to qualified small businesses, which exposes us to the risk of our borrowers' inability to repay such loans. We have also entered into credit arrangements with financial institutions to obtain a portion of the capital we provide to qualified small businesses. Any termination or interruption in the financial institutions' ability to lend to us could interrupt our ability to provide capital to qualified small businesses. Further, our credit decisioning, pricing, loss forecasting, scoring and other models used to evaluate loan applications may contain errors or may not adequately assess creditworthiness of our borrowers, or may be otherwise ineffective, resulting in incorrect approvals or denials of loans. It is also possible that loan applicants could provide false or incorrect information. Moreover, adverse macroeconomic conditions, such as inflation and rising interest rates, have impacted and may continue to impact small businesses, which are disproportionately adversely affect by economic downturns, and may increase the likelihood that our borrowers are unable to repay their loans. If any of the foregoing events were to occur, our reputation, relationships with borrowers, collections of loans receivable and financial results could be harmed.

Amortization of acquired intangible assets and impairment charges may cause significant fluctuation in our net income.

Our acquisitions have resulted in significant expenses, including amortization and impairment of acquired technology and other acquired intangible assets, and impairment of goodwill. Total costs and expenses in these categories were $629 million in fiscal 2024; $646 million in fiscal 2023; and $556 million in fiscal 2022. Although under current accounting rules goodwill is not amortized, we may incur impairment charges related to the goodwill already recorded and to goodwill arising out of future acquisitions. We test the impairment of goodwill annually in our fourth fiscal quarter or more frequently if indicators of impairment arise. The timing of the formal annual test may result in charges to our statement of operations in our fourth fiscal quarter that may not have been reasonably foreseen in prior periods. At July 31, 2024, we had $13.8 billion in goodwill and $5.8 billion in net acquired intangible assets on our consolidated balance sheet, both of which may be subject to impairment charges in the future. New acquisitions, and any impairment of the value of acquired intangible assets, may have a significant negative impact on our future financial results.

We have incurred indebtedness and may incur other debt in the future, which may adversely affect our financial condition and future financial results.

As of July 31, 2024, we had an aggregate of $6.0 billion of indebtedness outstanding under our senior unsecured notes, senior unsecured credit facility, and secured credit facilities. Under the agreements governing our indebtedness, we are permitted to incur additional debt. This debt, and any debt that we may incur in the future, may adversely affect our financial condition and future financial results by, among other things:

- increasing our vulnerability to downturns in our business, to competitive pressures and to adverse economic and industry conditions;
- requiring the dedication of a portion of our expected cash from operations to service our indebtedness, thereby reducing the amount of expected cash flow available for other purposes, including capital expenditures, share repurchases and acquisitions; and
- limiting our flexibility in planning for, or reacting to, changes in our businesses and our industries.

If we are unable to generate sufficient cash flow from operations in the future to service our debt, we may be required, among other things, to seek additional financing in the debt or equity markets, refinance or restructure all or a portion of our indebtedness, sell selected assets or reduce or delay planned capital, operating or investment expenditures. Such measures may not be sufficient to enable us to service our debt.

Additionally, the agreements governing our indebtedness impose restrictions on us and require us to comply with certain covenants. For example, our credit facilities restrict the ability of our subsidiaries to incur indebtedness and require us to maintain compliance with specified financial ratios. Our ability to comply with these ratios may be affected by events beyond our control. In addition, our credit facilities and the indenture governing our senior unsecured notes limit our ability to create liens on our and subsidiaries' assets and engage in sale and leaseback transactions. If we breach any of these covenants and do not obtain a waiver from the lenders or the noteholders, as applicable, then, subject to applicable cure periods, any or all of our outstanding indebtedness may be declared immediately due and payable.

Under the terms of our 2020 Notes, we may be required to repurchase the notes for cash prior to their maturity in connection with the occurrence of certain changes of control that are accompanied by certain downgrades in the credit ratings of the notes. The repayment obligations under the notes may have the effect of discouraging, delaying or preventing a takeover of our company. If we were required to pay the notes prior to their scheduled maturity, it could have a negative impact on our cash position and liquidity and impair our ability to invest financial resources in other strategic initiatives.

In addition, changes by any rating agency to our credit rating may negatively impact the value and liquidity of both our debt and equity securities. If our credit ratings are downgraded or other negative action is taken, the interest rate payable by us

under our unsecured revolving credit facility may increase. In addition, adverse economic conditions or any downgrades in our credit ratings may affect our ability to obtain additional financing in the future and may negatively impact the terms of any such financing. There can be no assurance that any refinancing or additional financing would be available on terms that are favorable or acceptable to us, if at all.

We cannot guarantee that our share repurchase program will be fully consummated or that it will enhance long-term stockholder value.

We have a stock repurchase program under which we are authorized to repurchase our common stock. The repurchase program does not have an expiration date and we are not obligated to repurchase a specified number or dollar value of shares. Our repurchase program may be suspended or terminated at any time. Even if our stock repurchase program is fully implemented, it may not enhance long-term stockholder value. Also, the amount, timing, and execution of our stock repurchase programs may fluctuate based on our priorities for the use of cash for other purposes and because of changes in cash flows, tax laws, and the market price of our common stock.

Our stock price may be volatile and your investment could lose value.

Our stock price is subject to changes in recommendations or earnings estimates by financial analysts, changes in investors' or analysts' valuation measures for our stock, our credit ratings and market trends unrelated to our performance. Furthermore, speculation in the press or investment community about our strategic position, financial condition, results of operations, business, security of our products, or legal proceedings can cause changes in our stock price. These factors, as well as general economic and political conditions, including the effects of a general slowdown in the global economy, inflationary pressures, pandemics and endemics, significant armed conflicts, acts of war and terrorism, and the timing of announcements in the public market regarding new products, product enhancements or technological advances by our competitors or us, and any announcements by us of acquisitions, major transactions, or management changes may cause volatility in our stock price. Moreover, inflationary pressures, pandemics and endemics, and significant armed conflicts, acts of war and terrorism have caused, and in the future may cause, increased volatility in the global financial markets and, in turn, our stock price. Further, any changes in the amounts or frequency of share repurchases or dividends may also adversely affect our stock price. A significant drop in our stock price could expose us to the risk of securities class action lawsuits, which may result in substantial costs and divert management's attention and resources, which may adversely affect our business.

ITEM 1B - UNRESOLVED STAFF COMMENTS

None.

ITEM 1C - CYBERSECURITY

RISK MANAGEMENT AND STRATEGY

We host, collect, process, use, and retain large amounts of sensitive and personal data across an array of our own and third-party information systems. To help protect these systems and data, we have implemented a robust information security program that includes numerous administrative, technical, and physical safeguards. We strive to evolve our cyber defenses to help minimize impacts from cyber threats. In general, we seek to address cybersecurity risks through a cross-functional approach. This approach focuses on protecting business operations and preserving the confidentiality, integrity, and availability of systems and data by preventing and mitigating cybersecurity threats, as well as effectively responding to cybersecurity incidents when they occur.

Our information security program includes:

- Having designated information security personnel, led by our Chief Information Security and Fraud Prevention Officer (CISO), who has decades of relevant experience and has previously served as Chief Information Officer. The CISO is supported primarily by our Cybersecurity, Compliance, Risk, and Fraud Team (CyberCRAFT), which consists of approximately 490 professionals as of July 31, 2024. In addition to bringing their current expertise to their roles, CyberCRAFT professionals have the ability to participate in our specialized training and development programs to further enhance their cybersecurity skillsets and cross-train on related capabilities. The CISO works closely with the Company's internal legal team to oversee compliance with legal, regulatory and contractual security requirements;
- Risk assessments designed to help identify and prioritize significant cybersecurity risks. Our process for identifying and assessing material risks from cybersecurity threats includes incorporation of an internally developed threat catalog and our tracking of trends for areas such as vulnerability management, our leverage of technical standards and guidance, input from our participation and collaboration with law enforcement and government initiatives, and our internal and vendor-supported threat intelligence initiatives. The cybersecurity risk assessment operates alongside our broader overall enterprise-wide risk assessment and management process, and key cybersecurity risks are presented to the Audit and Risk Committee in a manner that helps frame cybersecurity risks as part of a broader risk context;

- Regular testing and assessments of our systems and controls to evaluate the information security program maturity and effectiveness using cybersecurity frameworks (such as ISO 27001, PCI DSS, and SOC 2) and to identify and address potential vulnerabilities—and as appropriate, we adjust our policies, standards, and processes based on testing and assessment results;
- A vulnerability management program to determine the in-scope systems, patch systems based on criticality, and disclose potential vulnerabilities;
- A cybersecurity incident response plan and scenario-specific playbooks for responding to various types of cybersecurity incidents;
- Business continuity and disaster recovery plans to support more effective response and recovery efforts in the event of a significant cybersecurity incident or disruption;
- The use of external service providers and consultants to assess or monitor the environment or otherwise assist with aspects of our cybersecurity controls;
- Commercially available and customized security technologies and security and business controls to limit access to and use of such sensitive data;
- A security awareness and training program for our employees and contractors, with role-based training for certain personnel and positions; and
- A third-party risk management framework designed to monitor and address cybersecurity risks from various third parties (including vendors, service providers, and other contractors) that includes diligence regarding the third party's cybersecurity capabilities and additional monitoring of certain third parties based on the results of diligence. In addition, we have established standard contractual terms and conditions regarding cybersecurity applicable to third parties, as well as further downstream parties, that may be tailored to the use case and sensitivity of any data or business processes involved.

Additionally, we maintain cybersecurity insurance which may cover some or all of the potential losses from a cybersecurity incident. During the last fiscal year, we did not identify any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that materially affected Intuit, including its business strategy, results of operations, or financial condition. However, we continue to face ongoing and increasing cybersecurity risks which may materially affect us in the future. Additional information on the cybersecurity risks is discussed in "*Risk Factors*" in Item 1A of Part I of this Annual Report, including without limitation the risk that "***Security incidents, improper access to or disclosure of our data or customers' data, or other cyberattacks on our systems could harm our reputation, business, and financial condition.***"

GOVERNANCE

Management is responsible for the day-to-day administration of the Intuit's cybersecurity policies, processes, practices, and risk management. The Audit and Risk Committee of our Board of Directors provides primary oversight of cybersecurity risks and the Company's efforts to mitigate those risks.

MANAGEMENT OVERSIGHT

As part of management oversight, our CEO receives monthly updates from the CISO and representatives from CyberCRAFT. These updates provide a recurring overview of cybersecurity trends and status updates (e.g., security events, fraud detection, IT roadmap progress, follow-up from prior assessments, security awareness exercise results), as well as a more focused analysis on select cybersecurity topics for the month. Examples of prior topics include: recent cybersecurity legislation, cybersecurity incidents affecting external entities, and trends in cybersecurity controls and adoption. As part of our incident response processes, incidents are classified based on the incident's characteristics. For certain risk-based classifications of incidents, the CEO and other members of the executive leadership team are also informed and contribute as part of our incident response processes.

BOARD OVERSIGHT

Our full Board of Directors provides ultimate oversight for the cybersecurity program, in addition to other significant risks of Intuit. The Board of Directors has delegated to the Audit and Risk Committee to provide the primary oversight of cybersecurity risks. On a quarterly basis, the CISO and CyberCRAFT specialists present the Audit and Risk Committee with updates, metrics, and trends, such as the status of prior security events, existing and emerging threat landscapes, the results of audits or assessments, fraud prevention efforts, vulnerability detection and disclosure changes, and the status of projects to strengthen our security systems and improve incident readiness, and how these may affect broader enterprise risk management. Under our incident response processes' risk-based escalation protocols, the CISO, or other management, escalates certain incidents to the chair of the Audit and Risk Committee, who may then involve the broader committee or the full Board of Directors, as appropriate.

ITEM 2 - PROPERTIES

Our principal locations, their purposes, and the expiration dates for the leases on facilities at those locations as of July 31, 2024, are shown in the table below. We have renewal options on many of our leases.

Location	Purpose	Approximate Square Feet	Principal Lease Expiration Dates
Mountain View, California	Corporate headquarters and principal offices for Small Business & Self-Employed segment	487,000	2024 - 2026
Mountain View, California	Corporate headquarters and principal offices for Small Business & Self-Employed segment	364,000	Owned
Bangalore, India	Principal offices for Intuit India	478,000	2026 - 2029
San Diego, California	Principal offices for Consumer segment	466,000	Owned
Oakland, California	Principal offices for Credit Karma segment	167,000	2031
Plano, Texas	Principal offices for ProTax segment	166,000	2026

We also lease or own facilities in a number of domestic locations and lease facilities internationally in Canada, Israel, the United Kingdom, Australia, and other locations. We believe our facilities are suitable and adequate for our current and near-term needs, and that we will be able to locate additional facilities as needed. See Note 10 to the consolidated financial statements in Item 8 of this Annual Report for more information about our lease commitments.

ITEM 3 - LEGAL PROCEEDINGS

See Note 14 to the consolidated financial statements in Item 8 of this Annual Report for a description of legal proceedings.

ITEM 4 - MINE SAFETY DISCLOSURES

None.

PART II

ITEM 5 - MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information for Common Stock

Intuit's common stock is quoted on the Nasdaq Global Select Market under the symbol "INTU."

Stockholders

As of August 27, 2024, we had approximately 520 record holders and approximately 2,014,000 beneficial holders of our common stock.

Dividends

We declared cash dividends that totaled $3.60 per share of outstanding common stock, or $1.0 billion, during fiscal 2024 and $3.12 per share of outstanding common stock, or $898 million, during fiscal 2023. In August 2024, our Board of Directors declared a quarterly cash dividend of $1.04 per share of outstanding common stock payable on October 18, 2024 to stockholders of record at the close of business on October 10, 2024. We currently expect to continue to pay comparable cash dividends on a quarterly basis in the future; however, future declarations of dividends and the establishment of future record dates and payment dates are subject to the final determination of our Board of Directors.

Recent Sales of Unregistered Securities

None.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Stock repurchase activity during the three months ended July 31, 2024 was as follows:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans	Approximate Dollar Value of Shares That May Yet Be Purchased Under the Plans
May 1, 2024 through May 31, 2024	391,465	$ 627.40	391,465	$ 1,881,558,238
June 1, 2024 through June 30, 2024	22,834	$ 568.62	22,834	$ 1,868,574,362
July 1, 2024 through July 31, 2024	—	$ —	—	$ 1,868,574,362
Total	414,299	$ 624.16	414,299	

Note: On August 22, 2023, our Board of Directors approved an increase in the authorization under the existing stock repurchase program under which we are authorized to repurchase up to an additional $2.3 billion of our common stock. All of the shares repurchased during the three months ended July 31, 2024 were purchased under this plan. At July 31, 2024, we had authorization from our Board of Directors for up to $1.9 billion in stock repurchases. On August 20, 2024, our Board of Directors approved an increase in the authorization under the existing stock repurchase program under which we are authorized to repurchase up to an additional $3 billion of our common stock.

Company Stock Price Performance

The graph below compares the cumulative total stockholder return on Intuit common stock for the last five full fiscal years with the cumulative total returns on the S&P 500 Index and the Morgan Stanley Technology Index for the same period. The graph assumes that $100 was invested in Intuit common stock and in each of the other indices on July 31, 2019, and that all dividends were reinvested. The comparisons in the graph below are based on historical data – with Intuit common stock prices based on the closing price on the dates indicated – and are not intended to forecast the possible future performance of Intuit's common stock.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN

Among Intuit Inc., the S&P 500 Index, and Morgan Stanley Technology Index



$350
$300
$250
$200
$150
$100
7/19
7/20
7/21
7/22
7/23
7/24
Intuit Inc.
S&P 500
Morgan Stanley Technology Index

	July 31, 2019	July 31, 2020	July 31, 2021	July 31, 2022	July 31, 2023	July 31, 2024
Intuit Inc.	$ 100.00	$ 111.34	$ 193.74	$ 167.69	$ 189.49	$ 241.17
S&P 500	$ 100.00	$ 111.96	$ 152.76	$ 145.67	$ 164.63	$ 201.10
Morgan Stanley Technology Index	$ 100.00	$ 143.78	$ 198.89	$ 179.35	$ 225.27	$ 308.73

ITEM 6 - [RESERVED]

ITEM 7 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) is intended to provide readers of our consolidated financial statements with the perspectives of management. This should allow the readers of this report to obtain a comprehensive understanding of our businesses, strategies, current trends, and future prospects. Our MD&A includes the following sections:

- *Executive Overview:* High-level discussion of our operating results and some of the trends that affect our business.
- *Critical Accounting Policies and Estimates:* Policies and estimates that we believe are important to understanding the assumptions and judgments underlying our financial statements.
- *Results of Operations:* A more detailed discussion of our revenue and expenses.
- *Liquidity and Capital Resources:* Discussion of key aspects of our consolidated statements of cash flows, changes in our consolidated balance sheets, and our financial commitments.

You should note that this MD&A contains forward-looking statements that involve risks and uncertainties. Please see the section entitled *"Forward-Looking Statements"* immediately preceding Part I of this Annual Report for important information to consider when evaluating such statements.

You should read this MD&A in conjunction with the consolidated financial statements and related notes in Item 8 of this Annual Report.

In the Results of Operations sections of this MD&A, where we describe two or more factors that contributed to changes in revenue and operating income, we have, where possible, quantified the impact of those factors. Where a change is the result of multiple factors that are interrelated and cannot be separately quantified, we have identified the interrelated factors without quantifying them.

On November 1, 2021, we acquired all of the outstanding equity of The Rocket Science Group LLC (Mailchimp). Our Mailchimp offerings are part of our Small Business & Self-Employed segment. We have included the results of operations of Mailchimp in our consolidated statements of operations from the date of acquisition. See Note 7 to the consolidated financial statements in Item 8 of this Annual Report for more information.

In the first quarter of fiscal 2024, to align our presentation of revenue and cost of revenue with our current revenue mix, we began to aggregate other revenue with product revenue, rather than service revenue, and cost of other revenue with cost of product revenue, rather than cost of service revenue. We reclassified the previously reported balances to conform to the current presentation. The reclassification was not material and had no impact on previously reported total net revenue or cost of revenue.

On August 1, 2023, we reorganized certain technology functions in our Consumer and ProTax segments that support and benefit our overall platform. Additionally, certain workplace and real estate functions in our Small Business & Self-Employed segment are now managed at the corporate level. As a result of these reorganizations, costs associated with these functions are no longer included in segment operating income and are now included in other corporate expenses. For the twelve months ended July 31, 2023 and 2022, we reclassified $49 million and $21 million from Small Business & Self-Employed, $168 million and $150 million from Consumer, and $60 million and $64 million from ProTax to other corporate expenses, respectively. See Note 15, "*Segment Information,*" for more information.

In July 2024, our management approved, committed to, and initiated a plan of reorganization (the Plan) focused on reallocating resources to our key growth areas. The Plan includes the exit of employees and the closing of real estate sites in certain markets in service to growing technology teams and capabilities in strategic locations. We expect the actions associated with the Plan to be substantially complete by the first quarter of fiscal 2025. Restructuring costs associated with the Plan are estimated to be approximately $247 million. During the twelve months ended July 31, 2024, we recorded a $223 million charge in connection with the Plan. This charge is primarily related to severance and employee benefits and is recorded to restructuring in our consolidated statements of operations. See Note 16 to the consolidated financial statements in Item 8 of this Annual Report for more information.

On August 1, 2024, we renamed our Small Business & Self-Employed segment as the Global Business Solutions segment. This new name better aligns with the global reach of the Mailchimp and QuickBooks platform, our focus on serving both small and mid-market businesses, and our vision to become the end-to-end platform that customers use to grow and run their business.

EXECUTIVE OVERVIEW

This overview provides a high-level discussion of our operating results and some of the trends that affect our business. We believe that an understanding of these trends is important in order to understand our financial results for fiscal 2024, as well as

our future prospects. This summary is not intended to be exhaustive, nor is it a substitute for the detailed discussion and analysis provided elsewhere in this Annual Report on Form 10-K.

Industry Trends and Seasonality

Industry Trends

Artificial intelligence (AI) is transforming multiple industries, including financial technology. Disruptive start-ups, emerging ecosystems, and mega-platforms are harnessing new technology to create personalized experiences, deliver data-driven insights, and increase speed of service. These shifts are creating a more dynamic and highly competitive environment where customer expectations are shifting around the world as more services become digitized and the array of choices continues to increase.

Seasonality

Our Consumer and ProTax offerings have a significant and distinct seasonal pattern as sales and revenue from our income tax preparation products and services are typically heavily concentrated in the period from November through April. This seasonal pattern typically results in higher net revenues during our second and third quarters ending January 31 and April 30, respectively.

We expect the seasonality of our Consumer and ProTax businesses to continue to have a material impact on our quarterly financial results in the future.

Key Challenges and Risks

Our growth strategy depends upon our ability to innovate, develop, and introduce emerging technologies, including AI and GenAI, to drive broad adoption of our products and services and enter new markets. Our future growth also increasingly depends on the strength of our third-party business relationships and our ability to continue to develop, maintain, and strengthen new and existing relationships. To remain competitive and continue to grow, we are investing significant resources in our product development, marketing, and sales capabilities, and we expect to continue to do so in the future. Much of our future success also depends on our ability to continue to attract, retain, and develop highly skilled employees, including those in technical and leadership roles who are critical to our strategic growth, in a highly competitive talent environment.

As we offer more online services, the ongoing operation and availability of our platforms and systems and those of our external service providers is becoming increasingly important. Because we help customers manage their financial lives, we face risks associated with the hosting, collection, use, and retention of personal customer information and data. We are investing significant management attention and resources in our information technology infrastructure and in our privacy and security capabilities, and we expect to continue to do so in the future.

We operate in industries that are experiencing an increasing amount of fraudulent activities by malicious third parties. We implement additional security measures, and we continue to work with state and federal governments to implement industry-wide security and anti-fraud measures, including sharing information regarding suspicious activity. We continue to invest in security measures and to work with the broader industry and government to protect our customers against this type of fraud.

Our operations are impacted by a rapidly-evolving regulatory environment and face increasingly heightened scrutiny. We are subject to numerous federal, state, and local, as well as foreign laws and regulations covering a broad and increasing range of subjects, both in the U.S. and internationally.

For a complete discussion of the most significant risks and uncertainties affecting our business, please see *"Forward-Looking Statements"* immediately preceding Part I and *"Risk Factors"* in Item 1A of Part I of this Annual Report.

Overview of Financial Results

The most important financial indicators that we use to assess our business are revenue growth for the company as a whole and for each reportable segment; operating income growth for the company as a whole; earnings per share; and cash flow from operations. We also track certain non-financial drivers of revenue growth and, when material, identify them in the applicable discussions of segment results below. Service offerings are a significant part of our business. Our total service revenue was $13.9 billion, or 85% of our total revenue in fiscal 2024, and we expect our total service revenue as a percentage of our total revenue to grow over the long term.

Key highlights for fiscal 2024 include the following:

Revenue of **$16.3 B** up 13% from fiscal 2023	Small Business & Self-Employed revenue of **$9.5 B** up 19% from fiscal 2023	Consumer revenue of **$4.4 B** up 7% from fiscal 2023
Credit Karma revenue of **$1.7 B** up 5% from fiscal 2023	ProTax revenue of **$599 M** up 7% from fiscal 2023	Operating income of **$3.6 B** up 16% from fiscal 2023
Net income of **$3.0 B** up 24% from fiscal 2023	Diluted net income per share of **$10.43** up 24% from fiscal 2023	Cash flow from operations of **$4.9 B** down 3% from fiscal 2023

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In preparing our consolidated financial statements in accordance with U.S. generally accepted accounting principles (GAAP), we are required to make estimates, assumptions, and judgments that can have a material impact on our net revenue, operating income or loss, and net income or loss, as well as on the value of certain assets and liabilities on our consolidated balance sheets. We believe that the estimates, assumptions, and judgments involved in the following accounting policies have the greatest potential impact on our consolidated financial statements, so we consider these to be our critical accounting policies:

- Revenue Recognition
- Business Combinations
- Goodwill, Acquired Intangible Assets, and Other Long-Lived Assets – Impairment Assessments
- Legal Contingencies
- Accounting for Income Taxes – Estimates of Deferred Taxes, Valuation Allowances, and Uncertain Tax Positions

Our senior management has reviewed the development and selection of these critical accounting policies and their disclosure in this Annual Report on Form 10-K with the Audit and Risk Committee of our Board of Directors.

Revenue Recognition

We derive our revenue primarily from the sale of online services such as tax, accounting, payroll, merchant payment processing services, delivery of qualified links, marketing automation, customer relationship management, and desktop software products and desktop software subscriptions. Our contracts with customers often include promises to transfer multiple products and services, which are primarily recognized ratably over the relevant period. In determining how revenue should be recognized, a five-step process is used, which requires judgment and estimates within the revenue recognition process. The primary judgments include identifying the performance obligations in the contract and determining whether the performance obligations are distinct. If any of these judgments were to change, it could cause a material increase or decrease in the amount of revenue we report in a particular period. For additional information, see *"Description of Business and Summary of Significant Accounting Policies – Revenue Recognition"* in Note 1 to the consolidated financial statements in Item 8 of this Annual Report.

Business Combinations

As described in *"Description of Business and Summary of Significant Accounting Policies – Business Combinations,"* in Note 1 to the consolidated financial statements in Item 8 of this Annual Report, under the acquisition method of accounting, we generally recognize the identifiable assets acquired, the liabilities assumed, and any noncontrolling interests in an acquiree at their fair values as of the date of acquisition. We measure goodwill as the excess of consideration transferred, which we also measure at fair value, over the net of the acquisition date fair values of the identifiable assets acquired and liabilities assumed. The acquisition method of accounting requires us to exercise judgment and make significant estimates and assumptions regarding the fair values of the elements of a business combination as of the date of acquisition, including the fair values of identifiable intangible assets, deferred tax asset valuation allowances, liabilities related to uncertain tax positions, and contingencies. This method allows us to refine these estimates over a one-year measurement period to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date. If we are required to retroactively adjust provisional amounts that we have recorded for the fair values of assets and liabilities in connection with acquisitions, these adjustments could materially decrease our operating income and net income and result in lower asset values on our consolidated balance sheets.

Significant estimates and assumptions that we must make in estimating the fair value of acquired technology, customer lists, and other identifiable intangible assets include future cash flows that we expect to generate from the acquired assets. If the subsequent actual results and updated projections of the underlying business activity change compared with the assumptions and projections used to develop these values, we could record impairment charges. In addition, we have estimated the economic lives of certain acquired assets and these lives are used to calculate depreciation and amortization expense. If our estimates of the economic lives change, depreciation or amortization expenses could be accelerated or slowed.

Goodwill, Acquired Intangible Assets and Other Long-Lived Assets – Impairment Assessments

We estimate the fair value of acquired intangible assets and other long-lived assets that have finite useful lives whenever an event or change in circumstances indicates that the carrying value of the asset may not be recoverable. We test for potential impairment of goodwill annually in our fourth fiscal quarter or whenever indicators of impairment arise. The timing of the annual test may result in charges to our consolidated statements of operations in our fourth fiscal quarter that could not have been reasonably foreseen in prior periods.

As described in *"Description of Business and Summary of Significant Accounting Policies – Goodwill, Acquired Intangible Assets and Other Long-Lived Assets,"* in Note 1 to the consolidated financial statements in Item 8 of this Annual Report, in order to estimate the fair value of goodwill, we use a weighted combination of a discounted cash flow model (known as the income approach) and comparisons to publicly traded companies engaged in similar businesses (known as the market approach). The income approach requires us to use a number of assumptions, including market factors specific to the business, the amount and timing of estimated future cash flows to be generated by the business over an extended period of time, long-term growth rates for the business, and a rate of return that considers the relative risk of achieving the cash flows and the time value of money. We evaluate cash flows at the reporting unit level. Although the assumptions we use in our discounted cash flow model are consistent with the assumptions we use to generate our internal strategic plans and forecasts, significant judgment is required to estimate the amount and timing of future cash flows from each reporting unit and the relative risk of achieving those cash flows. When using the market approach, we make judgments about the comparability of publicly traded companies engaged in similar businesses. We base our judgments on factors such as size, growth rates, profitability, risk, and return on investment. We also make judgments when adjusting market multiples of revenue, operating income, and earnings for these companies to reflect their relative similarity to our own businesses. See Note 6 to the consolidated financial statements in Item 8 of this Annual Report for a summary of goodwill by reportable segment.

We estimate the recoverability of acquired intangible assets and other long-lived assets that have finite useful lives by comparing the carrying amount of the asset to the future undiscounted cash flows that we expect the asset to generate. In order to estimate the fair value of those assets, we estimate the present value of future cash flows from those assets. The key assumptions that we use in our discounted cash flow model are the amount and timing of estimated future cash flows to be generated by the asset over an extended period of time and a rate of return that considers the relative risk of achieving the cash flows and the time value of money. Significant judgment is required to estimate the amount and timing of future cash flows and the relative risk of achieving those cash flows. We also make judgments about the remaining useful lives of acquired

intangible assets and other long-lived assets that have finite lives. See Note 6 to the consolidated financial statements in Item 8 of this Annual Report for a summary of cost, accumulated amortization, and weighted-average life in years for our acquired intangible assets.

Assumptions and estimates about future values and remaining useful lives are complex and often subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy and our internal forecasts. For example, if our future operating results do not meet current forecasts or if we experience a sustained decline in our market capitalization that is determined to be indicative of a reduction in fair value of one or more of our reporting units, we may be required to record future impairment charges for goodwill and acquired intangible assets. Impairment charges could materially decrease our future net income and result in lower asset values on our consolidated balance sheets.

During the fourth quarters of fiscal 2024, fiscal 2023, and fiscal 2022, we performed our annual goodwill impairment tests. Using the methodology described in *"Description of Business and Summary of Significant Accounting Policies – Goodwill, Acquired Intangible Assets and Other Long-Lived Assets,"* in Note 1 to the consolidated financial statements in Item 8 of this Annual Report, we determined that the estimated fair values of all of our reporting units substantially exceeded their carrying values and that they were not impaired.

Legal Contingencies

We are subject to certain legal proceedings, as well as demands, claims, and threatened litigation that arise in the normal course of our business. We review the status of each significant matter quarterly and assess our potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, we record a liability and an expense for the estimated loss. If we determine that a loss is reasonably possible and the range of the loss can be reasonably determined, then we disclose the range of the possible loss. Significant judgment is required in the determination of whether a potential loss is probable, reasonably possible, or remote, as well as in the determination of whether a potential exposure is reasonably estimable. Our accruals are based on the best information available at the time. As additional information becomes available, we reassess the potential liability related to our pending claims and legal proceedings and may revise our estimates. Potential legal liabilities and the revision of estimates of potential legal liabilities could have a material impact on our financial position and results of operations. See Note 14 to the consolidated financial statements in Item 8 of this Annual Report for more information.

Accounting for Income Taxes – Estimates of Deferred Taxes, Valuation Allowances, and Uncertain Tax Positions

We estimate our income taxes based on the various jurisdictions where we conduct business. Significant judgment is required in determining our worldwide income tax provision. The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax rules and the potential for future adjustment of our uncertain tax positions by the United States Internal Revenue Service or other taxing jurisdictions. We estimate our current tax liability and assess temporary differences that result from differing treatments of certain items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which we show on our consolidated balance sheets. We must then assess the likelihood that our deferred tax assets will be realized. To the extent we believe that realization is not likely, we establish a valuation allowance. When we establish a valuation allowance or increase this allowance in an accounting period, we record a corresponding tax expense in our consolidated statements of operations.

We record a valuation allowance to reflect uncertainties about whether we will be able to utilize our deferred tax assets before they expire. We assess the need for an adjustment to the valuation allowance on a quarterly basis. The assessment is based on our estimates of future sources of taxable income in the jurisdictions in which we operate and the periods over which our deferred tax assets will be realizable. While we have considered future taxable income in assessing the need for a valuation allowance for the periods presented, we could in the future be required to increase the valuation allowance to take into account additional deferred tax assets that we may be unable to realize. An increase in the valuation allowance could have an adverse impact on our income tax provision and net income in the period in which we record the change.

We recognize and measure benefits for uncertain tax positions using a two-step approach. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that the tax position will be sustained upon audit, including resolution of any related appeals or litigation processes. For tax positions that are more likely than not of being sustained upon audit, the second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. Significant judgment is required to evaluate uncertain tax positions. We evaluate our uncertain tax positions on a quarterly basis. Our evaluations are based upon a number of factors, including changes in facts or circumstances, changes in tax law, correspondence with tax authorities during the course of audits, and effective settlement of audit issues. Changes in the recognition or measurement of uncertain tax positions could result in material increases or decreases in our income tax expense in the period in which we make the change, which could have a material impact on our effective tax rate and operating results. See Note 11 to the consolidated financial statements in Item 8 of this Annual Report for more information.

RESULTS OF OPERATIONS

A discussion regarding our financial condition and results of operations for fiscal 2024 compared to fiscal 2023 is presented below. A discussion regarding our financial condition and results of operations for fiscal 2023 compared to fiscal 2022 can be found under Item 7 of Part II in our Annual Report on Form 10-K for the fiscal year ended July 31, 2023, filed with the SEC on September 1, 2023, which is available free of charge on the SEC's website at ***www.sec.gov*** and on the Investor Relations section of our corporate website at *investors.intuit.com*.

Financial Overview

(Dollars in millions, except per share amounts)	Fiscal 2024	Fiscal 2023	Fiscal 2022	2024-2023 % Change	2023-2022 % Change
Total net revenue	$16,285	$14,368	$12,726	13%	13%
Operating income	3,630	3,141	2,571	16%	22%
Net income	2,963	2,384	2,066	24%	15%
Diluted net income per share	$10.43	$8.42	$7.28	24%	16%

Total net revenue increased $1.9 billion, or 13%, in fiscal 2024 compared with fiscal 2023. Small Business & Self-Employed segment revenue increased 19% due to growth in our Online Ecosystem revenue. Consumer segment revenue increased 7% due to the interrelated factors of a shift in mix to our higher-priced services offerings, such as TurboTax Live, and higher effective prices. See *"Segment Results"* later in this Item 7 for more information.

Operating income increased $489 million, or 16%, in fiscal 2024 compared with fiscal 2023. The increase in operating income was due to the increase in revenue described above and an increase in expenses. Expenses increased due to staffing, marketing, restructuring, share-based compensation, and outside services. See *"Operating Expenses"* later in this Item 7 for more information. See Note 16 to the consolidated financial statements in Item 8 of this Annual Report for more information on our restructuring charges.

Net income increased $579 million, or 24%, in fiscal 2024 compared with fiscal 2023. The increase in net income was due to the increase in operating income described above, an increase in interest income due to higher average interest rates, and a decrease in income tax expense related to higher excess tax benefits on share-based compensation. Diluted net income per share increased 24% to $10.43 for fiscal 2024, in line with the increase in net income.

Segment Results

The information below is organized in accordance with our four reportable segments. All of our segments operate and sell to customers primarily in the United States. Total international net revenue was approximately 8% of consolidated total net revenue in each of the twelve months ended July 31, 2024, 2023, and 2022.

On November 1, 2021, we acquired Mailchimp in a business combination. Our Mailchimp offerings are part of our Small Business & Self-Employed segment. We have included the results of operations of Mailchimp in our consolidated statements of operations from the date of acquisition.

In the first quarter of fiscal 2024, to align our presentation of revenue and cost of revenue with our current revenue mix, we began to aggregate other revenue with product revenue, rather than service revenue, and cost of other revenue with cost of product revenue, rather than cost of service revenue. We reclassified the previously reported balances to conform to the current presentation. The reclassification was not material and had no impact on previously reported total net revenue or cost of revenue.

On August 1, 2023, we reorganized certain technology functions in our Consumer and ProTax segments that support and benefit our overall platform. Additionally, certain workplace and real estate functions in our Small Business & Self-Employed segment are now managed at the corporate level. As a result of these reorganizations, costs associated with these functions are no longer included in segment operating income and are now included in other corporate expenses. For the twelve months ended July 31, 2023 and 2022, we reclassified $49 million and $21 million from Small Business & Self-Employed, $168 million and $150 million from Consumer, and $60 million and $64 million from ProTax to other corporate expenses, respectively.

Segment operating income is segment net revenue less segment cost of revenue and operating expenses. We include expenses such as corporate selling and marketing, product development, general and administrative, and non-employment related legal and litigation settlement costs, which are not allocated to specific segments, in unallocated corporate items as part of other corporate expenses. For our Credit Karma segment, expenses include certain direct expenses related to selling and marketing, product development, and general and administrative. Unallocated corporate items for all segments include share-based compensation, amortization of acquired technology, amortization of other acquired intangible assets, goodwill and intangible asset impairment charges, professional fees and transaction charges related to business combinations, and restructuring charges. These unallocated corporate costs for all segments totaled $5.9 billion in fiscal 2024, $5.2 billion in fiscal

2023, and $4.6 billion in fiscal 2022. Unallocated corporate items increased in fiscal 2024 compared with fiscal 2023 due to increases in restructuring costs, share-based compensation expense, and product development expense. See Note 15 to the consolidated financial statements in Item 8 of this Annual Report for reconciliations of total segment operating income to consolidated operating income for each fiscal year presented.

Small Business & Self-Employed



Total Small Business & Self-Employed Segment Revenue
(In millions)
$9,533
$8,038
$6,460
Fiscal 2024
Fiscal 2023
Fiscal 2022
Service
Product and other

Small Business & Self-Employed segment revenue includes both Online Ecosystem and Desktop Ecosystem revenue.

Our Online Ecosystem includes revenue from:

- QuickBooks Online, QuickBooks Live, QuickBooks Online Advanced, QuickBooks Self-Employed, and QuickBooks Solopreneur financial and business management offerings;
- QuickBooks Online Payroll;
- Merchant payment processing and bill pay services for small and mid-market businesses that use online offerings;
- Mailchimp's marketing automation and customer relationship management offerings;
- QuickBooks Checking; and
- Financing for small businesses.

Our Desktop Ecosystem includes revenue from:

- QuickBooks Desktop software subscriptions (QuickBooks Desktop Pro Plus, QuickBooks Desktop Premier Plus, and QuickBooks Enterprise, and ProAdvisor Program memberships for the accounting professionals who serve small businesses);
- Desktop payroll products (QuickBooks Basic Payroll, QuickBooks Assisted Payroll, and QuickBooks Enhanced Payroll);
- Merchant payment processing services for small and mid-market businesses that use desktop offerings;
- Financial supplies; and
- Financing for small businesses.

Segment service revenue is primarily derived from our Online Ecosystem revenue and revenue from the services and support that are provided as part of our QuickBooks Desktop subscription and desktop payroll offerings, as well as merchant payment processing services. Segment product and other revenue is primarily derived from revenue related to delivery of software licenses and the related updates, including version protection, for our QuickBooks Desktop subscription and desktop payroll offerings, which are part of our Desktop Ecosystem. Our fiscal 2022 revenue includes Mailchimp revenue from the date of acquisition, which was November 1, 2021.

(Dollars in millions)	Fiscal 2024	Fiscal 2023	Fiscal 2022	2024-2023 % Change	2023-2022 % Change
Service revenue	$ 7,792	$ 6,641	$ 5,295		
Product and other revenue	1,741	1,397	1,165		
Total segment revenue	$ 9,533	$ 8,038	$ 6,460	19%	24%
% of total revenue	59%	56%	51%		
Segment operating income	$ 5,748	$ 4,581	$ 3,520	25%	30%
% of related revenue	60%	57%	54%		

Revenue classified by significant service and product offerings was as follows:

(Dollars in millions)	Fiscal 2024	Fiscal 2023	Fiscal 2022	2024-2023 % Change	2023-2022 % Change
Net revenue:					
QuickBooks Online Accounting	$ 3,379	$ 2,849	$ 2,267	19%	26%
Online Services	3,513	2,910	2,171	21%	34%
Total Online Ecosystem	6,892	5,759	4,438	20%	30%
QuickBooks Desktop Accounting	1,389	1,110	851	25%	30%
Desktop Services and Supplies	1,252	1,169	1,171	7%	—%
Total Desktop Ecosystem	2,641	2,279	2,022	16%	13%
Total Small Business & Self-Employed	$ 9,533	$ 8,038	$ 6,460	19%	24%

Revenue for our Small Business & Self-Employed segment increased $1.5 billion, or 19%, in fiscal 2024 compared with fiscal 2023. The increase was due to growth in Online Ecosystem revenue, which contributed to $1.1 billion of the increase for fiscal 2024.

Online Ecosystem

Online Ecosystem revenue increased $1.1 billion, or 20%, in fiscal 2024 compared with fiscal 2023. Online Services revenue increased $603 million, or 21%, in fiscal 2024 compared with fiscal 2023 due to increases in revenue from our payroll offerings of $211 million, our payments offerings of $203 million, and Mailchimp of $125 million. Revenue increases were due to the interrelated factors described below. Online payroll revenue increased due to customer growth, higher effective prices, and a shift in mix to higher-end offerings. Online payments revenue increased due to customer growth, higher effective prices, and an increase in total payment volume per customer. Mailchimp revenue increased due to higher effective prices and paid customer growth. QuickBooks Online Accounting revenue increased $530 million, or 19%, in fiscal 2024 compared with fiscal 2023 due to customer growth, higher effective prices, and a shift in mix to our higher-priced offerings.

Online Ecosystem average revenue per customer, which we define as total online ecosystem revenue divided by the average number of online paying customers, increased 11% for fiscal 2024 compared with fiscal 2023. Online ecosystem paying customers, which we define as the sum of all QuickBooks Online customers, QuickBooks Time customers, Mailchimp paying customers, and customers who subscribe to standalone services outside of their QuickBooks Online experience, increased 6% as of July 31, 2024 compared with July 31, 2023.

Desktop Ecosystem

Desktop Ecosystem revenue increased $362 million, or 16%, in fiscal 2024 compared with fiscal 2023, $252 million of which is due to the interrelated factors of customer growth and price increases primarily in our QuickBooks Desktop and Enterprise subscription offerings. Approximately $110 million of fiscal 2024 revenue is associated with changes we made to our offerings in fiscal 2024 to complete the transition to a recurring subscription model, which more closely aligns our Desktop license and related product updates to our Desktop subscription billing model.

Small Business & Self-Employed segment operating income increased $1.2 billion, or 25%, in fiscal 2024 compared with fiscal 2023, due to the increase in revenue described above, which was partially offset by increases in marketing expenses of $105 million, staffing expenses of $67 million, and outside services expenses of $54 million.

In August 2023, we reorganized certain workplace and real estate functions that are now managed at the corporate level. As a result, these costs are no longer included in segment operating income and are now included in other corporate expenses. For the twelve months ended July 31, 2023 and 2022, we reclassified $49 million and $21 million, respectively, from Small Business & Self-Employed to other corporate expenses.

On August 1, 2024, we renamed our Small Business & Self-Employed segment as the Global Business Solutions segment. This new name better aligns with the global reach of the Mailchimp and QuickBooks platform, our focus on serving both small and mid-market businesses, and our vision to become the end-to-end platform that customers use to grow and run their business.

Consumer

Total Consumer Segment Revenue


$4,445
$4,135
$3,915
(In millions)
Fiscal 2024
Fiscal 2023
Fiscal 2022
Service
Product and other

Consumer segment service revenue is derived primarily from TurboTax Online and TurboTax Live offerings, electronic tax filing services, and connected services.

Consumer segment product and other revenue is derived primarily from TurboTax desktop tax return preparation software and related form updates.

(Dollars in millions)	Fiscal 2024	Fiscal 2023	Fiscal 2022	2024-2023 % Change	2023-2022 % Change
Service revenue	$ 4,214	$ 3,915	$ 3,694		
Product and other revenue	231	220	221		
Total segment revenue	$ 4,445	$ 4,135	$ 3,915	7%	6%
% of total revenue	27 %	29 %	31 %		
Segment operating income	$ 2,920	$ 2,875	$ 2,633	2%	9%
% of related revenue	66 %	70 %	67 %		

Revenue for our Consumer segment increased $310 million, or 7%, in fiscal 2024 compared with fiscal 2023, due to the interrelated factors of a shift in mix to our higher-priced service offerings, such as TurboTax Live, and higher effective prices.

Consumer segment operating income increased $45 million, or 2%, in fiscal 2024 compared with fiscal 2023, due to the increase in revenue described above, partially offset by increases in marketing expenses of $116 million, staffing expenses of $70 million associated with both our shift in mix to our higher-priced service offerings and increasing service availability, and outside services expenses of $24 million.

In August 2023, we reorganized certain technology functions that support and benefit our overall platform. As a result, these costs are no longer included in segment operating income and are now included in other corporate expenses. For the twelve months ended July 31, 2023 and 2022, we reclassified $168 million and $150 million, respectively, from Consumer to other corporate expenses.

Credit Karma


Total Credit Karma Segment Revenue
$1,708
$1,634
$1,805
(In millions)
Fiscal 2024
Fiscal 2023
Fiscal 2022
Service
Product and other

Credit Karma segment revenue is primarily derived from cost-per-action transactions, which include the delivery of qualified links that result in completed actions such as credit card issuances and personal loan funding; cost-per-click and cost-per-lead transactions, which include user clicks on advertisements or advertisements that allow for the generation of leads, and primarily relate to mortgage and insurance businesses; and Credit Karma Money.

(Dollars in millions)	Fiscal 2024	Fiscal 2023	Fiscal 2022	2024-2023 % Change	2023-2022 % Change
Service revenue	$ 1,708	$ 1,634	$ 1,805		
Product and other revenue	—	—	—		
Total segment revenue	$ 1,708	$ 1,634	$ 1,805	5%	(9%)
% of total revenue	10 %	11 %	14 %		
Segment operating income	$ 414	$ 428	$ 531	(3%)	(19%)
% of related revenue	24 %	26 %	29 %		

Revenue for our Credit Karma segment increased $74 million, or 5%, in fiscal 2024 compared with fiscal 2023, due to increases in revenue from our credit card vertical of $32 million, auto insurance vertical of $25 million, and Credit Karma Money of $20 million, partially offset by a decrease in revenue from our home loan vertical of $6 million.

Credit Karma segment operating income decreased $14 million, or 3%, in fiscal 2024 compared with fiscal 2023, due to increases in marketing expenses of $68 million and outside services expenses of $28 million, partially offset by the increase in revenue described above.

ProTax



Total ProTax Segment Revenue
$599
$561
$546
(In millions)
Fiscal 2024
Fiscal 2023
Fiscal 2022
Service
Product and other

ProTax segment service revenue is derived primarily from ProConnect Tax Online tax products, electronic tax filing services, connected services, and bank products.

ProTax segment product and other revenue is derived primarily from Lacerte, ProSeries, and ProFile desktop tax preparation software products, and related form updates.

(Dollars in millions)	Fiscal 2024	Fiscal 2023	Fiscal 2022	2024-2023 % Change	2023-2022 % Change
Service revenue	$ 147	$ 127	$ 120		
Product and other revenue	452	434	426		
Total segment revenue	$ 599	$ 561	$ 546	7%	3%
% of total revenue	4 %	4 %	4 %		
Segment operating income	$ 487	$ 455	$ 447	7%	2%
% of related revenue	81 %	81 %	82 %		

Revenue for our ProTax segment increased $38 million, or 7%, in fiscal 2024 compared with fiscal 2023, due to higher average revenue per customer.

ProTax segment operating income increased $32 million, or 7%, in fiscal 2024 compared with fiscal 2023, due to the increase in revenue described above. Expenses were relatively flat in fiscal 2024 compared with fiscal 2023.

In August 2023, we reorganized certain technology functions that support and benefit our overall platform. As a result, these costs are no longer included in segment operating income and are now included in other corporate expenses. For the twelve months ended July 31, 2023 and 2022, we reclassified $60 million and $64 million, respectively, from ProTax to other corporate expenses.

Cost of Revenue

(Dollars in millions)	Fiscal 2024	% of Related Revenue	Fiscal 2023	% of Related Revenue	Fiscal 2022	% of Related Revenue
Cost of service revenue	$ 3,250	23%	$ 2,908	24%	$ 2,196	20%
Cost of product and other revenue	69	3%	72	4%	70	4%
Amortization of acquired technology	146	N/A	163	N/A	140	N/A
Total cost of revenue	$ 3,465	21%	$ 3,143	22%	$ 2,406	19%

Our cost of revenue has three components: (1) cost of service revenue, which includes the direct costs associated with our online and service offerings, such as costs for data processing and storage capabilities from cloud providers, ongoing production support costs, customer support costs, costs for the tax and bookkeeping experts that support our TurboTax Live and QuickBooks Live offerings, and costs related to credit score providers; (2) cost of product and other revenue, which includes the direct costs of manufacturing and shipping or electronically downloading our desktop software and financial supplies products; and (3) amortization of acquired technology, which represents the cost of amortizing developed technologies that we have obtained through acquisitions, over their useful lives.

Cost of service revenue as a percentage of service revenue was relatively consistent in fiscal 2024 compared to fiscal 2023.

Cost of product and other revenue as a percentage of product and other revenue was consistent in fiscal 2024 compared with fiscal 2023. Costs of product and other revenue are expensed as incurred, and we do not defer any of these costs when product and other revenue is deferred.

Operating Expenses

(Dollars in millions)	Fiscal 2024	% of Total Net Revenue	Fiscal 2023	% of Total Net Revenue	Fiscal 2022	% of Total Net Revenue
Selling and marketing	$ 4,312	26%	$ 3,762	26%	$ 3,526	29%
Research and development	2,754	17%	2,539	18%	2,347	18%
General and administrative	1,418	9%	1,300	9%	1,460	11%
Amortization of other acquired intangible assets	483	3%	483	3%	416	3%
Restructuring	223	1%	—	—%	—	—%
Total operating expenses	$ 9,190	56%	$ 8,084	56%	$ 7,749	61%

Total operating expenses as a percentage of total net revenue was flat in fiscal 2024 compared to fiscal 2023. Total net revenue increased $1.9 billion, or 13%, and total operating expenses increased $1.1 billion, or 14%. The increase in total operating expenses was due to increases of $294 million for marketing expenses, $257 million for staffing due to higher headcount, $223 million in restructuring charges which includes $25 million in share-based compensation, and $175 million for other share-based compensation. See Note 16 to the consolidated financial statements in Item 8 of this Annual Report for more information regarding restructuring charges.

Non-Operating Income and Expenses

Interest Expense

Interest expense of $242 million and $248 million in fiscal 2024 and 2023, respectively, consisted of interest on our senior unsecured notes, unsecured term loan, and secured revolving credit facilities.

Interest and Other Income, Net

(In millions)	Fiscal 2024	Fiscal 2023	Fiscal 2022
Interest income [1]	$ 147	$ 106	$ 15
Net gain (loss) on executive deferred compensation plan assets [2]	24	12	(12)
Other	(9)	(22)	49
Total interest and other income, net	$ 162	$ 96	$ 52

(1) Interest income increased in fiscal 2024 compared to fiscal 2023, due to higher average interest rates.

(2) In accordance with authoritative guidance, we record gains and losses associated with executive deferred compensation plan assets in interest and other income, and gains and losses associated with the related liabilities in operating expenses. The total amounts recorded in operating expenses for each period are approximately equal to the total amounts recorded in interest and other income in those periods.

Income Taxes

Our effective tax rate for fiscal 2024 was approximately 17%. Excluding certain tax benefits primarily related to share-based compensation, our effective tax rate was approximately 24%. This rate differed from the federal statutory rate of 21% primarily due to state income taxes and non-deductible share-based compensation, which were partially offset by the benefit we received from the federal research and experimentation credit.

Our effective tax rate for fiscal 2023 was approximately 20%. Excluding the tax benefits related to share-based compensation and a transfer of certain intangible assets from our United Kingdom subsidiary to the United States, our effective tax rate was approximately 24%. This rate differed from the federal statutory rate of 21% primarily due to state income taxes and non-deductible share-based compensation, which were partially offset by the benefit we received from the federal research and experimentation credit. See Note 11 to the consolidated financial statements in Item 8 of this Annual Report for more information about our effective tax rates.

At July 31, 2024, we had net deferred tax assets of $695 million, which included a valuation allowance for California net deferred tax assets primarily related to state research and experimentation tax credit carryforwards, foreign loss carryforwards, and state operating loss carryforwards. See "*Critical Accounting Policies and Estimates*" earlier in this Item 7 and Note 11 to the consolidated financial statements in Item 8 of this Annual Report for more information.

Under the 2017 Tax Cuts & Jobs Act, research and development costs incurred in taxable years beginning after December 31, 2021 are no longer fully deductible and are required to be capitalized and amortized for U.S. tax purposes. The mandatory capitalization requirement, effective for us beginning August 1, 2022, significantly increased our deferred tax assets and income taxes payable for fiscal 2023 and fiscal 2024, and we expect it to continue to cause an increase in our deferred tax assets and income taxes payable in the near term.

The Inflation Reduction Act was enacted on August 16, 2022. This law, among other provisions, provides a corporate alternative minimum tax on adjusted financial statement income, which was effective for us beginning in fiscal 2024. There was no impact from the corporate alternative minimum tax in fiscal 2024. The corporate alternative minimum tax is not expected to have a significant impact to our provision for income taxes. We continue to monitor developments and evaluate impacts, if any, of these provisions on our results of operations and cash flows for future years.

In 2021, the Organisation for Economic Co-operation and Development (OECD) announced Pillar Two Model Rules, which call for the taxation of large multinational corporations at a minimum rate of 15%. Many non-U.S. tax jurisdictions have either recently enacted legislation to adopt certain components of the Pillar Two Model Rules beginning in fiscal 2025 with the adoption of additional components in later years or announced their plans to enact legislation in future years. The currently enacted Pillar Two Model Rules are not expected to have a significant impact to our provision for income taxes. We continue to monitor developments and evaluate impacts, if any, of these provisions on our results of operations and cash flows for future years.

In the current global tax policy environment, the U.S. and other domestic and foreign governments continue to consider, and in some cases enact, changes in corporate tax laws. As changes occur, we account for finalized legislation in the period of enactment.

LIQUIDITY AND CAPITAL RESOURCES

Overview

At July 31, 2024, our cash, cash equivalents, and investments totaled $4.1 billion, an increase of $412 million from July 31, 2023, due to the factors described in *"Statements of Cash Flows"* below. Our primary sources of liquidity have been cash from operations, which primarily includes the collection of accounts receivable for products and services, the issuance of senior unsecured notes, and borrowings under our credit facilities. Our primary uses of cash have been for research and development programs, selling and marketing activities, acquisitions of businesses, repurchases of our common stock under our stock repurchase programs, the payment of cash dividends, debt service costs and debt repayment, and capital projects. As discussed in *"Executive Overview – Industry Trends and Seasonality"* earlier in this Item 7, our business is subject to significant seasonality. The balance of our cash, cash equivalents, and investments generally fluctuates with that seasonal pattern. We believe the seasonality of our business is likely to continue in the future.

The following table summarizes selected measures of our liquidity and capital resources at the dates indicated:

(Dollars in millions)	July 31, 2024	July 31, 2023	$ Change	% Change
Cash, cash equivalents, and investments	$ 4,074	$ 3,662	$ 412	11 %
Long-term investments	131	105	26	25 %
Short-term debt	499	—	499	NM
Long-term debt	5,539	6,120	(581)	(9)%
Working capital	2,187	1,767	420	24 %
Ratio of current assets to current liabilities	1.3 : 1	1.5 : 1		

NM - Not meaningful

We have historically generated significant cash from operations, and we expect to continue to do so during fiscal 2025. Our cash, cash equivalents, and investments totaled $4.1 billion at July 31, 2024. None of those funds were restricted, and approximately 92% of those funds were located in the U.S.

On November 1, 2021, we acquired all of the outstanding equity of Mailchimp. The fair value of the purchase consideration totaled $12.0 billion, and included $5.7 billion in cash, and 10.1 million shares of Intuit common stock with a fair value of $6.3 billion. See *"Business Combinations"* below for more information.

In September 2023, we issued $4 billion in senior unsecured notes, and used the proceeds, together with operating cash, to repay the outstanding balance on our term loan.

In October 2023, we made tax payments of $710 million as a result of 2023 IRS disaster relief which allowed the deferral of certain fiscal 2023 tax payments to the first quarter of fiscal 2024.

On February 5, 2024, we terminated our amended and restated credit agreement dated November 1, 2021, and entered into an unsecured credit agreement with certain lenders providing for a $1.5 billion unsecured revolving credit facility that expires on February 5, 2029. Our unsecured revolving credit facility is available to us for general corporate purposes. At July 31, 2024, no amounts were outstanding under the unsecured revolving credit facility. See Note 8 to the consolidated financial statements in Item 8 of this Annual Report for more information.

In June 2024, we established a $1.5 billion commercial paper program under which we may issue and sell unsecured short-term promissory notes (commercial paper). As of July 31, 2024, no amounts were outstanding under this program.

Our secured revolving credit facilities are available to fund a portion of our loans to qualified small businesses. At July 31, 2024, $585 million was outstanding under both secured revolving credit facilities.

Based on past performance and current expectations, we believe that our cash and cash equivalents, investments, cash generated from operations, borrowing capacity under our credit facilities and commercial paper program, and access to external financing will be sufficient to meet anticipated seasonal working capital needs, capital expenditure requirements, contractual obligations, commitments, debt service requirements, and other liquidity requirements associated with our operations for at least the next 12 months.

We expect to return excess cash generated by operations to our stockholders through repurchases of our common stock and payment of cash dividends, after taking into account our operating and strategic cash needs.

We evaluate, on an ongoing basis, the merits of acquiring technology or businesses, or establishing strategic relationships with and investing in other companies. Our strong liquidity profile enables us to quickly respond to these types of opportunities.

Statements of Cash Flows

The following table summarizes selected items from our consolidated statements of cash flows for fiscal 2024, fiscal 2023, and fiscal 2022. See the consolidated financial statements in Item 8 of this Annual Report for complete consolidated statements of cash flows for those periods.

(In millions)	Fiscal 2024	Fiscal 2023	Fiscal 2022
Net cash provided by (used in):			
Operating activities	$ 4,884	$ 5,046	$ 3,889
Investing activities	(227)	(922)	(5,421)
Financing activities	(397)	(4,269)	1,732
Effect of exchange rates on cash, cash equivalents, restricted cash, and restricted cash equivalents	(13)	—	(22)
Net increase (decrease) in cash, cash equivalents, restricted cash, and restricted cash equivalents	$ 4,247	$ (145)	$ 178

During fiscal 2024, we generated $4.9 billion in cash from operations. We also received $4.0 billion from the issuance of unsecured senior notes, $3.4 billion from the net increase in funds receivable and funds payable and amounts due to customers, $422 million from the net sales and maturities of investments, $282 million from the issuance of common stock under employee stock plans, and $155 million from net borrowings under our secured credit facilities. During the same period, we used $4.2 billion for the repayment of debt, $2.0 billion for the repurchase of shares of our common stock under our stock repurchase programs, $1.0 billion for the payment of cash dividends, $1.0 billion for payments for employee taxes withheld upon vesting of restricted stock units, $250 million for capital expenditures, and $236 million for net originations of term loans to small businesses.

During fiscal 2023, we generated $5.0 billion in cash from operations. We also received $222 million from borrowings under our secured credit facilities, and $228 million from the issuance of common stock under employee stock plans. During the same period, we used $2.0 billion for the repurchase of shares of our common stock under our stock repurchase programs, $1.0 billion for the repayment of debt, $889 million for the payment of cash dividends, $633 million for payments for employee taxes withheld upon vesting of restricted stock units, $326 million for the net purchases of investments, $260 million for capital expenditures, and $256 million for net originations of term loans to small businesses.

Stock Repurchase Programs and Dividends on Common Stock

As described in Note 12 to the financial statements in Item 8 of this Annual Report, during fiscal 2024 and fiscal 2023, we continued to repurchase shares of our common stock under a series of repurchase programs that our Board of Directors has authorized. At July 31, 2024, we had authorization from our Board of Directors for up to $1.9 billion in stock repurchases. On August 20, 2024, our Board of Directors approved an increase in the authorization under the existing stock repurchase program under which we are authorized to repurchase up to an additional $3.0 billion of our common stock. We currently expect to continue repurchasing our common stock on a quarterly basis; however, future stock repurchases under the current program are at the discretion of management, and authorization of future stock repurchase programs is subject to the final determination of our Board of Directors.

We have continued to pay quarterly cash dividends on shares of our outstanding common stock. During fiscal 2024, we declared cash dividends that totaled $3.60 per share of outstanding common stock, or approximately $1.0 billion. In August 2024, our Board of Directors declared a quarterly cash dividend of $1.04 per share of outstanding common stock payable on October 18, 2024 to stockholders of record at the close of business on October 10, 2024. We currently expect to continue to pay comparable cash dividends on a quarterly basis; however, future declarations of dividends and the establishment of future record dates and payment dates are subject to the final determination of our Board of Directors.

Business Combinations

Mailchimp

On November 1, 2021, we acquired all of the outstanding equity of Mailchimp for total consideration of $12.0 billion, which included $5.7 billion in cash and 10.1 million shares of Intuit common stock with a fair value of $6.3 billion. The fair value of the stock consideration is based on the October 29, 2021 closing price of Intuit common stock of $625.99.

Pursuant to the equity purchase agreement, we also issued approximately 583,000 restricted stock units (RSUs) in substitution of outstanding equity incentive awards. These RSUs have a grant date fair value of approximately $355 million and are being expensed over three years. Additionally, we issued approximately 325,000 RSUs with a total grant date fair value of approximately $211 million to Mailchimp employees, of which $151 million is being expensed over four years and $60 million was expensed during the first six months following the acquisition date.

Mailchimp is part of our Small Business & Self-Employed segment. We have included the financial results of Mailchimp in the consolidated financial statements from the date of acquisition. See Note 7 to the consolidated financial statements in Item 8 of this Annual Report for more information.

Commitments for Senior Unsecured Notes

In June 2020, we issued $2 billion of senior unsecured notes, of which $1.5 billion is outstanding as of July 31, 2024, and is comprised of the following:

- $500 million of 0.950% notes due July 2025;
- $500 million of 1.350% notes due July 2027; and
- $500 million of 1.650% notes due July 2030 (together, the 2020 Notes).

Interest is payable semiannually on January 15 and July 15 of each year. At July 31, 2024, our maximum commitment for interest payments under the 2020 Notes was $75 million through the maturity dates.

The 2020 Notes are senior unsecured obligations of Intuit and rank equally with all existing and future unsecured and unsubordinated indebtedness of Intuit and are redeemable by us at any time, subject to a make-whole premium. Upon the occurrence of change of control transactions that are accompanied by certain downgrades in the credit ratings of the 2020 Notes, we will be required to repurchase the 2020 Notes at a repurchase price equal to 101% of the aggregate outstanding principal plus any accrued and unpaid interest to but not including the date of repurchase. The indenture governing the 2020 Notes requires us to comply with certain covenants. For example, the 2020 Notes limit our ability to create certain liens and enter into sale and leaseback transactions. As of July 31, 2024, we were compliant with all covenants governing the 2020 Notes. See Note 8 to the consolidated financial statements in Item 8 of this Annual Report for more information.

In September 2023, we issued $4 billion of senior unsecured notes comprised of the following:

- $750 million of 5.250% notes due September 2026;
- $750 million of 5.125% notes due September 2028;
- $1,250 million of 5.200% notes due September 2033; and
- $1,250 million of 5.500% notes due September 2053 (together, the 2023 Notes).

Interest is payable semiannually on March 15 and September 15 of each year. At July 31, 2024, our maximum commitment for interest payments under the 2023 Notes was $2.9 billion through the maturity dates.

The 2023 Notes are senior unsecured obligations of Intuit and rank equally with all existing and future unsecured and unsubordinated indebtedness of Intuit and are redeemable by us at any time, subject to a make-whole premium. The indenture governing the 2023 Notes requires us to comply with certain covenants. For example, the 2023 Notes limit our ability to create certain liens and enter into sale and leaseback transactions. As of July 31, 2024, we were compliant with all covenants governing the 2023 Notes. See Note 8 to the consolidated financial statements in Item 8 of this Annual Report for more information.

Credit Facilities

Unsecured Revolving Credit Facilities

On February 5, 2024, we terminated our amended and restated credit agreement dated November 1, 2021 (2021 Credit Facility), and entered into a credit agreement with certain lenders providing for a $1.5 billion unsecured revolving credit facility that expires on February 5, 2029 (2024 Credit Facility).

Under the 2024 Credit Facility, we may, subject to certain customary conditions, including approval of relevant lenders, on one or more occasions, increase commitments under the 2024 Credit Facility by an amount not to exceed $1 billion in the aggregate, and, on one or more occasions, extend the maturity date of the 2024 Credit Facility by one year. The 2024 Credit Facility includes a $500 million sublimit for borrowing swingline loans and a $250 million sublimit for the issuance of letters of credit. Advances under the unsecured revolving credit facility accrue interest at rates equal to (a) in the case of U.S. dollar borrowings, at our election, either (i) the alternate base rate plus a margin that ranges from 0.0% to 0.125%, or (ii) the adjusted term Secured Overnight Finance Rate (SOFR) plus a margin that ranges from 0.7% to 1.125%, or (b) in the case of foreign currency borrowings, the interest benchmark for the relevant currency specified in the credit agreement plus a margin that ranges from 0.7% to 1.125%. Actual margins under either election are based on our senior debt credit ratings.

The 2024 Credit Facility includes customary affirmative and negative covenants, including a financial covenant that requires us to maintain a ratio of total gross debt to earnings before interest, taxes, depreciation, and amortization (EBITDA), as defined in the agreement, of not greater than 4.00 to 1.00 as measured on a rolling twelve month basis as of the last day of each fiscal quarter. As of July 31, 2024, we were compliant with all required covenants. At July 31, 2024, no amounts were outstanding under the 2024 Credit Facility. We monitor counterparty risk associated with the institutional lenders that are providing for the credit facility.

Secured Revolving Credit Facilities

On February 19, 2019, a subsidiary of Intuit entered into a secured revolving credit facility with a lender to fund a portion of our loans to qualified small businesses (the 2019 Secured Facility). The 2019 Secured Facility is secured by cash and receivables of the subsidiary and is non-recourse to Intuit Inc. We have entered into several amendments to this facility, most recently on July 19, 2024. These amendments primarily increase the facility limit, extend the commitment term and final maturity date, and update the benchmark interest rate. Under the amended 2019 Secured Facility, the facility limit is $500 million, of which $300 million is committed and $200 million is uncommitted. Advances accrue interest at adjusted daily simple SOFR plus 1.5%. Unused portions of the committed credit facility accrue interest at a rate ranging from 0.25% to 0.75%, depending on the total unused committed balance. The commitment term is through August 31, 2025, and the final maturity date is August 31, 2026. The agreement includes certain affirmative and negative covenants, including financial covenants, that require the subsidiary to maintain specified financial ratios. As of July 31, 2024, we were compliant with all required covenants. At July 31, 2024, $285 million was outstanding under the 2019 Secured Facility and the weighted-average interest rate was 6.99%, which includes the interest on the unused committed portion. The outstanding balance is secured by cash and receivables of the subsidiary totaling $1.1 billion.

On October 12, 2022, another subsidiary of Intuit entered into a secured revolving credit facility with a lender to fund a portion of our loans to qualified small businesses (the 2022 Secured Facility). The 2022 Secured Facility is secured by cash and receivables of the subsidiary and is non-recourse to Intuit Inc. We have entered into several amendments to this facility, most recently on April 30, 2024. These amendments primarily extend the commitment term and final maturity dates and increase the commitment amount. Under the amended 2022 Secured Facility, the facility limit is $500 million, of which $300 million is committed and $200 million is uncommitted. Advances accrue interest at SOFR plus 1.3%. Unused portions of the committed credit facility accrue interest at a rate ranging from 0.2% to 0.4%, depending on the total unused committed balance. The commitment term is through April 30, 2026, and the final maturity date is April 30, 2027. The agreement includes certain affirmative and negative covenants, including financial covenants, that require the subsidiary to maintain specified financial ratios. As of July 31, 2024, we were compliant with all required covenants. At July 31, 2024, $300 million was outstanding under the 2022 Secured Facility and the weighted-average interest rate was 6.68%. The outstanding balance is secured by cash and receivables of the subsidiary totaling $832 million.

Commercial Paper Program

In June 2024, we established a $1.5 billion commercial paper program under which we may issue and sell unsecured short-term promissory notes (commercial paper). The maturities of the commercial paper may vary up to 397 days from the date of issuance. As of July 31, 2024, no amounts were outstanding under this program.

Cash Held by Foreign Subsidiaries

Our cash, cash equivalents, and investments totaled $4.1 billion at July 31, 2024. Approximately 8% of those funds were held by our foreign subsidiaries and subject to repatriation tax considerations. These foreign funds were located primarily in Canada, the United Kingdom, and India. We do not expect to pay incremental U.S. taxes on repatriation. We have recorded income tax expense for Canada, India, and Israel withholding taxes on earnings that are not permanently reinvested. In the event that funds from foreign operations are repatriated to the United States, we would pay withholding taxes at that time.

CONTRACTUAL OBLIGATIONS

The following table summarizes our known contractual obligations to make future payments at July 31, 2024. We generally expect to fund these short and long-term obligations with cash from operations, the issuance of senior unsecured notes, and borrowings under our credit facilities.

	Payments Due by Period				
(In millions)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Amounts due under executive deferred compensation plan	$ 207	$ —	$ —	$ —	$ 207
Senior unsecured notes	500	1,250	750	3,000	5,500
Secured revolving credit facilities	—	585	—	—	585
Interest and fees due on debt	272	494	342	1,985	3,093
Operating leases [1]	87	166	133	221	607
Purchase obligations [2]	675	497	82	413	1,667
Total contractual obligations [3]	$ 1,741	$ 2,992	$ 1,307	$ 5,619	$ 11,659

(1) Includes operating leases for facilities and equipment. Amounts do not include $14 million of future sublease income. See Note 10 to the consolidated financial statements in Item 8 of this Annual Report for more information.

(2) Represents agreements to purchase products and services that are enforceable, legally binding, and specify terms, including: fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the payments.

(3) Other long-term obligations on our consolidated balance sheet at July 31, 2024, included long-term income tax liabilities of $157 million, which related primarily to unrecognized tax benefits. We have not included this amount in the table above because we cannot make a reasonably reliable estimate regarding the timing of settlements with taxing authorities, if any.

RECENT ACCOUNTING PRONOUNCEMENTS

For a description of recent accounting pronouncements, if any, and the potential impact of these pronouncements on our consolidated financial statements, see Note 1 to the financial statements in Item 8 of this Annual Report.

ITEM 7A - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Investment Portfolio and Interest Rate Risk

We actively monitor market conditions and developments specific to the securities in which we invest. We believe that we take a conservative approach to investing our funds in that we invest only in highly-rated securities and diversify our portfolio of investments. While we believe we take prudent measures to mitigate investment-related risks, such risks cannot be fully eliminated because of market circumstances that are outside our control.

Our investments consist of instruments that meet quality standards that are consistent with our investment policy. This policy specifies that, except for direct obligations of the United States government, securities issued by agencies of the United States government, and money market funds, we diversify our investments by limiting our holdings with any individual issuer. We do not hold derivative financial instruments or European sovereign debt in our portfolio of investments. See Note 2 and Note 3 to the consolidated financial statements in Item 8 of this Annual Report for a summary of the amortized cost and fair value of our investments by type of issue.

Our cash equivalents and investments are subject to market risk due to changes in interest rates. Interest rate movements affect the interest income we earn on cash equivalents and investments and the value of those investments. At July 31, 2024, our cash equivalents and investments totaled $3.2 billion and had a weighted-average pre-tax yield of 5.185%. Total interest income for fiscal 2024 was $147 million. If the Federal Reserve Target Rate had increased by 25 basis points from the level of July 31, 2024, the value of our investments at that date would have decreased by approximately $1 million. If the Federal Reserve Target Rate had increased by 100 basis points from the level of July 31, 2024, the value of our investments at that date would have decreased by approximately $3 million.

In June 2020, we issued $2 billion of senior unsecured notes which was comprised of the following: $500 million of 0.650% notes due in July 2023, $500 million of 0.950% notes due in July 2025, $500 million of 1.350% notes due in July 2027, and $500 million of 1.650% notes due in July 2030 (together, the 2020 Notes). During the fourth quarter of fiscal 2023, we repaid the $500 million in notes due in July 2023 when they became due using cash from operations. We carry the 2020 Notes at face value, less unamortized discount and unamortized debt issuance costs on our consolidated balance sheets. Since these 2020 Notes bear interest at fixed rates, we have no financial statement risk associated with changes in interest rates. However, the fair value of the 2020 Notes fluctuates when interest rates change. See Note 2 and Note 8 to the consolidated financial statements in Item 8 of this Annual Report for more information.

In September 2023, we issued $4 billion of senior unsecured notes, which was comprised of the following: $750 million of 5.250% notes due in September 2026, $750 million of 5.125% notes due in September 2028, $1,250 million of 5.200% notes due in September 2033, and $1,250 million of 5.500% notes due in September 2053 (together, the 2023 Notes). We carry the 2023 Notes at face value less unamortized discount and unamortized debt issuance costs on our consolidated balance sheets. Since these 2023 Notes bear interest at fixed rates, we have no financial statement risk associated with the changes in interest rates. However, the fair value of the 2023 Notes fluctuates when interest rates change. See Note 2 and Note 8 to the consolidated financial statements in Item 8 of this Annual Report for more information.

On February 5, 2024, we terminated our amended and restated credit agreement dated November 1, 2021 (2021 Credit Facility), and entered into a credit agreement with certain lenders providing for a $1.5 billion unsecured revolving credit facility that expires on February 5, 2029 (2024 Credit Facility). We are exposed to the impact of changes in interest rates as they affect the 2024 Credit Facility. Advances under the 2024 Credit Facility accrue interest at rates equal to (a) in the case of U.S. dollar borrowings, at our election, either (i) the alternate base rate plus a margin that ranges from 0.0% to 0.125%, or (ii) the adjusted term Secured Overnight Finance Rate (SOFR) plus a margin that ranges from 0.7% to 1.125%, or (b) in the case of foreign currency borrowings, the interest benchmark for the relevant currency specified in the credit agreement plus a margin that ranges from 0.7% to 1.125%. Actual margins under either election are based on our senior debt credit ratings. Consequently, our interest expense fluctuates with changes in the general level of these interest rates. At July 31, 2024, no amounts were outstanding under the 2024 Credit Facility.

We are also exposed to the impact of changes in interest rates as they affect our secured revolving credit facilities. Advances under the secured revolving credit facilities accrue interest at either SOFR plus 1.3% or adjusted daily simple SOFR plus 1.5%. Consequently, our interest expense fluctuates with changes in the general level of these interest rates. At July 31, 2024, $585 million was outstanding under the secured revolving credit facilities. See Note 8 to the consolidated financial statements in Item 8 of this Annual Report for more information.

Impact of Foreign Currency Rate Changes

The functional currencies of our international operating subsidiaries are generally the local currencies. We translate the assets and liabilities of our foreign subsidiaries at the exchange rates in effect on the balance sheet date. We translate the revenue, costs, and expenses of our foreign subsidiaries at the average rates of exchange in effect during the period. We include translation gains and losses in the stockholders' equity section of our consolidated balance sheets. We include net gains and

losses resulting from foreign exchange transactions in interest and other income or expense in our consolidated statements of operations.

Since we translate foreign currencies (primarily Canadian dollars, Indian rupees, and British pounds) into U.S. dollars for financial reporting purposes, currency fluctuations can have an impact on our financial results. The historical impact of currency fluctuations on our financial results has generally been immaterial. We believe that our exposure to currency exchange fluctuation risk is not material because our global subsidiaries invoice customers and satisfy their financial obligations almost exclusively in their local currencies. We believe the impact of currency fluctuations will continue to not be material in the foreseeable future due to the reasons cited above. As of July 31, 2024, we did not engage in foreign currency hedging activities.

ITEM 8 - FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

1. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

The following financial statements are filed as part of this report:

2. INDEX TO FINANCIAL STATEMENT SCHEDULES

The following financial statement schedule is filed as part of this report and should be read in conjunction with the Consolidated Financial Statements:

All other schedules not listed above have been omitted because they are inapplicable or are not required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Intuit Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Intuit Inc. (the Company) as of July 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended July 31, 2024, and the related notes and financial statement schedule listed in the Index at Item 15(a) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at July 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended July 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of July 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated September 4, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

	Determination of Distinct Performance Obligations in Revenue Contracts
Description of the Matter	As described in Note 1 to the consolidated financial statements, the Company enters into contracts with customers that often include promises to transfer multiple products and services. The Company has generally concluded that software licenses and services are separate performance obligations and revenues from software licenses and services are recognized as those products and services are provided. Given the nature of the Company's product and service offerings, there is complexity in determining whether software licenses and services are considered performance obligations that should be accounted for separately or together. Auditing the Company's determination of distinct performance obligations related to its various product and service offerings involved complex auditor judgment. In particular, significant judgment was required when assessing whether the promised products and services are separate performance obligations or inputs to a combined performance obligation due to the evaluation of the interdependency or interrelation of the promised products and services within each contract.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls over the Company’s processes, as they relate to the determination of distinct performance obligations. We also obtained an understanding of the Company’s product and service offerings and tested the application of the revenue recognition accounting model to determine distinct performance obligations. Among other audit procedures, we evaluated whether the performance obligations identified by the Company were capable of being distinct and distinct in the context of the contract through review of contracts, discussions with management, observing product demonstrations and review of the Company’s website and other marketing materials. More specifically, we evaluated the Company’s determination of whether the contract was to deliver (1) multiple promised products or services that constitute separate performance obligations or (2) a single performance obligation that is comprised of the combined products or services. That is, considering the utility, integration, interrelation or interdependence of the products and services, we evaluated whether the multiple promised products and services that were delivered to the customer were outputs or inputs to a combined item.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 1990.

San Jose, California
September 4, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Intuit Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Intuit Inc.'s internal control over financial reporting as of July 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Intuit Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of July 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of July 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended July 31, 2024, and the related notes and financial statement schedule listed in the Index at Item 15(a) and our report dated September 4, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

San Jose, California
September 4, 2024

INTUIT INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions, except per share amounts)	Twelve Months Ended July 31, 2024	2023	2022
Net revenue:			
Service	$ 13,861	$ 12,317	$ 10,914
Product and other	2,424	2,051	1,812
Total net revenue	16,285	14,368	12,726
Costs and expenses:			
Cost of revenue:			
Cost of service revenue	3,250	2,908	2,196
Cost of product and other revenue	69	72	70
Amortization of acquired technology	146	163	140
Selling and marketing	4,312	3,762	3,526
Research and development	2,754	2,539	2,347
General and administrative	1,418	1,300	1,460
Amortization of other acquired intangible assets	483	483	416
Restructuring	223	—	—
Total costs and expenses	12,655	11,227	10,155
Operating income	3,630	3,141	2,571
Interest expense	(242)	(248)	(81)
Interest and other income, net	162	96	52
Income before income taxes	3,550	2,989	2,542
Income tax provision	587	605	476
Net income	$ 2,963	$ 2,384	$ 2,066
Basic net income per share	$ 10.58	$ 8.49	$ 7.38
Shares used in basic per share calculations	280	281	280
Diluted net income per share	$ 10.43	$ 8.42	$ 7.28
Shares used in diluted per share calculations	284	283	284

See accompanying notes.

INTUIT INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions)	Twelve Months Ended July 31, 2024	2023	2022
Net income	$ 2,963	$ 2,384	$ 2,066
Other comprehensive income (loss), net of income taxes:			
Unrealized gain (loss) on available-for-sale debt securities	7	—	(10)
Foreign currency translation gain (loss)	(15)	5	(26)
Cumulative translation adjustment reclassified to net income	9	—	—
Total other comprehensive income (loss), net	1	5	(36)
Comprehensive income	$ 2,964	$ 2,389	$ 2,030

See accompanying notes.

INTUIT INC.
CONSOLIDATED BALANCE SHEETS

(Dollars in millions, except par value; shares in thousands)	July 31, 2024	July 31, 2023
ASSETS		
Current assets:		
Cash and cash equivalents	$ 3,609	$ 2,848
Investments	465	814
Accounts receivable, net of allowance for doubtful accounts of $5 and $7	457	405
Notes receivable held for investment, net	779	687
Notes receivable held for sale	3	—
Income taxes receivable	78	29
Prepaid expenses and other current assets	366	354
Current assets before funds receivable and amounts held for customers	5,757	5,137
Funds receivable and amounts held for customers	3,921	420
Total current assets	9,678	5,557
Long-term investments	131	105
Property and equipment, net	1,009	969
Operating lease right-of-use assets	411	469
Goodwill	13,844	13,780
Acquired intangible assets, net	5,820	6,419
Long-term deferred income tax assets	698	64
Other assets	541	417
Total assets	$ 32,132	$ 27,780
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Short-term debt	$ 499	$ —
Accounts payable	721	638
Accrued compensation and related liabilities	921	665
Deferred revenue	872	921
Income taxes payable	8	698
Other current liabilities	549	448
Current liabilities before funds payable and amounts due to customers	3,570	3,370
Funds payable and amounts due to customers	3,921	420
Total current liabilities	7,491	3,790
Long-term debt	5,539	6,120
Operating lease liabilities	458	480
Other long-term obligations	208	121
Total liabilities	13,696	10,511
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.01 par value Authorized - 1,345 shares total; 145 shares designated Series A; 250 shares designated Series B Junior Participating Issued and outstanding - None	—	—
Common stock, $0.01 par value Authorized - 750,000 shares Outstanding - 280,268 shares at July 31, 2024 and 280,421 shares at July 31, 2023	3	3
Additional paid-in capital	20,248	19,026
Treasury stock, at cost	(18,750)	(16,772)
Accumulated other comprehensive loss	(54)	(55)
Retained earnings	16,989	15,067
Total stockholders' equity	18,436	17,269
Total liabilities and stockholders' equity	$ 32,132	$ 27,780

See accompanying notes.

INTUIT INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(Dollars in millions, except per share amounts; shares in thousands)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Treasury Stock	Accumulated Other Comprehensive Loss	Retained Earnings	Total Stockholders' Equity
Balance at July 31, 2021	**273,235**	**$ 3**	**$ 10,545**	**$ (12,951)**	**$ (24)**	**$ 12,296**	**$ 9,869**
Comprehensive income	—	—	—	—	(36)	2,066	2,030
Issuance of stock under employee stock plans, net of shares withheld for employee taxes	2,361	—	(448)	—	—	—	(448)
Stock repurchases under stock repurchase programs	(3,754)	—	—	(1,854)	—	—	(1,854)
Dividends and dividend rights declared ($2.72 per share)	—	—	—	—	—	(781)	(781)
Share-based compensation expense	—	—	1,309	—	—	—	1,309
Issuance of stock in a business combination	10,090	—	6,316	—	—	—	6,316
Balance at July 31, 2022	**281,932**	**3**	**17,722**	**(14,805)**	**(60)**	**13,581**	**16,441**
Comprehensive income	—	—	—	—	5	2,384	2,389
Issuance of stock under employee stock plans, net of shares withheld for employee taxes	3,189	—	(408)	—	—	—	(408)
Stock repurchases under stock repurchase programs	(4,700)	—	—	(1,967)	—	—	(1,967)
Dividends and dividend rights declared ($3.12 per share)	—	—	—	—	—	(898)	(898)
Share-based compensation expense	—	—	1,712	—	—	—	1,712
Balance at July 31, 2023	**280,421**	**3**	**19,026**	**(16,772)**	**(55)**	**15,067**	**17,269**
Comprehensive income	—	—	—	—	1	2,963	2,964
Issuance of stock under employee stock plans, net of shares withheld for employee taxes	3,274	—	(718)	—	—	—	(718)
Stock repurchases under stock repurchase programs	(3,427)	—	—	(1,978)	—	—	(1,978)
Dividends and dividend rights declared ($3.60 per share)	—	—	—	—	—	(1,041)	(1,041)
Share-based compensation expense	—	—	1,940	—	—	—	1,940
Balance at July 31, 2024	**280,268**	**$ 3**	**$ 20,248**	**$ (18,750)**	**$ (54)**	**$ 16,989**	**$ 18,436**

See accompanying notes.

INTUIT INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Twelve Months Ended July 31,		
(In millions)	2024	2023	2022
Cash flows from operating activities:			
Net income	$ 2,963	$ 2,384	$ 2,066
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	159	160	187
Amortization of acquired intangible assets	630	646	559
Non-cash operating lease cost	81	90	83
Share-based compensation expense	1,940	1,712	1,308
Deferred income taxes	(554)	(628)	120
Other	92	81	2
Total adjustments	2,348	2,061	2,259
Originations and purchases of loans held for sale	(96)	—	—
Sales and principal repayments of loans held for sale	98	—	—
Changes in operating assets and liabilities:			
Accounts receivable	(52)	42	(31)
Income taxes receivable	(48)	64	29
Prepaid expenses and other assets	(30)	(75)	(121)
Accounts payable	133	(97)	(95)
Accrued compensation and related liabilities	257	88	(357)
Deferred revenue	(49)	111	71
Operating lease liabilities	(71)	(81)	(83)
Income taxes payable	(691)	690	6
Other liabilities	122	(141)	145
Total changes in operating assets and liabilities	(429)	601	(436)
Net cash provided by operating activities	**4,884**	**5,046**	**3,889**
Cash flows from investing activities:			
Purchases of corporate and customer fund investments	(780)	(1,015)	(830)
Sales of corporate and customer fund investments	526	240	1,524
Maturities of corporate and customer fund investments	676	449	234
Purchases of property and equipment	(191)	(210)	(157)
Capitalization of internal use software	(59)	(50)	(72)
Acquisitions of businesses, net of cash acquired	(83)	(33)	(5,682)
Originations and purchases of loans held for investment	(2,538)	(1,983)	(933)
Sales of loans originally classified as held for investment	234	—	—
Principal repayments of loans held for investment	2,068	1,727	519
Other	(80)	(47)	(24)
Net cash used in investing activities	**(227)**	**(922)**	**(5,421)**
Cash flows from financing activities:			
Proceeds from issuance of long-term debt, net of discount and issuance costs	3,956	—	4,700
Repayments of debt	(4,200)	(1,009)	—
Proceeds from borrowings under unsecured revolving credit facility	100	—	—
Repayments on borrowings under unsecured revolving credit facility	(100)	—	—
Proceeds from borrowings under secured revolving credit facilities	180	222	182
Repayments on borrowings under secured revolving credit facilities	(25)	(23)	—
Proceeds from issuance of stock under employee stock plans	282	228	162

Payments for employee taxes withheld upon vesting of restricted stock units	(1,002)	(633)	(611)
Cash paid for purchases of treasury stock	(1,988)	(1,967)	(1,861)
Dividends and dividend rights paid	(1,034)	(889)	(774)
Net change in funds receivable and funds payable and amounts due to customers	3,436	(197)	(56)
Other	(2)	(1)	(10)
Net cash provided by (used in) financing activities	**(397)**	**(4,269)**	**1,732**
Effect of exchange rates on cash, cash equivalents, restricted cash, and restricted cash equivalents	(13)	—	(22)
Net increase (decrease) in cash, cash equivalents, restricted cash, and restricted cash equivalents	**4,247**	**(145)**	**178**
Cash, cash equivalents, restricted cash, and restricted cash equivalents at beginning of period	2,852	2,997	2,819
Cash, cash equivalents, restricted cash, and restricted cash equivalents at end of period	**$ 7,099**	**$ 2,852**	**$ 2,997**
Reconciliation of cash, cash equivalents, restricted cash, and restricted cash equivalents reported within the consolidated balance sheets to the total amounts reported on the consolidated statements of cash flows			
Cash and cash equivalents	$ 3,609	$ 2,848	$ 2,796
Restricted cash and restricted cash equivalents included in funds receivable and amounts held for customers	3,490	4	201
Total cash, cash equivalents, restricted cash, and restricted cash equivalents at end of period	**$ 7,099**	**$ 2,852**	**$ 2,997**
Supplemental disclosure of cash flow information:			
Interest paid	$ 200	$ 272	$ 67
Income taxes paid	$ 1,881	$ 484	$ 303
Supplemental schedule of non-cash investing activities:			
Issuance of common stock in business combinations	$ —	$ —	$ 6,316
Transfers of loans originated or purchased as held for investment to held for sale	$ 231	$ —	$ —

See accompanying notes.

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Intuit helps consumers and small and mid-market businesses prosper by delivering financial management, compliance, and marketing products and services. We also provide specialized tax products to accounting professionals, who are key partners that help us serve small and mid-market business customers.

We help consumers do their taxes with ease and confidence, understand their financial picture, build credit, save more to make ends meet, get their largest tax refund, pay off debt, and receive personalized suggestions on how to grow their money. We help small and mid-market businesses grow and run their business all in one place, including bookkeeping, getting paid, accessing capital, paying employees, getting and retaining customers, and managing their customer relationships.

We do this through our global AI-driven expert platform and our offerings including TurboTax, Credit Karma, QuickBooks, and Mailchimp. Lacerte, ProSeries, and ProConnect Tax Online are our leading tax preparation offerings for professional accountants. Incorporated in 1984 and headquartered in Mountain View, California, we sell our products and services primarily in the United States.

Basis of Presentation

These consolidated financial statements include the financial statements of Intuit and its wholly-owned subsidiaries. We have eliminated all intercompany balances and transactions in consolidation. We have reclassified certain amounts previously reported in our financial statements to conform to the current presentation.

We acquired The Rocket Science Group LLC (Mailchimp) on November 1, 2021. We have included the results of operations for Mailchimp in our consolidated statements of operations from the date of acquisition. Our Mailchimp offerings are part of our Small Business & Self-Employed segment. See Note 7, "*Business Combinations*," for more information.

In the first quarter of fiscal 2024, to align our presentation of revenue and cost of revenue with our current revenue mix, we began to aggregate other revenue with product revenue, rather than service revenue, and cost of other revenue with cost of product revenue, rather than cost of service revenue. We reclassified the previously reported balances to conform to the current presentation. The reclassification was not material and had no impact on previously reported total net revenue or cost of revenue.

On August 1, 2023, we reorganized certain technology functions in our Consumer and ProTax segments that support and benefit our overall platform. Additionally, certain workplace and real estate functions in our Small Business & Self-Employed segment are now managed at the corporate level. As a result of these reorganizations, costs associated with these functions are no longer included in segment operating income and are now included in other corporate expenses. For the twelve months ended July 31, 2023 and 2022, we reclassified $49 million and $21 million from Small Business & Self-Employed, $168 million and $150 million from Consumer, and $60 million and $64 million from ProTax to other corporate expenses, respectively. See Note 15, "*Segment Information*," for more information.

On August 1, 2024, we renamed our Small Business & Self-Employed segment as the Global Business Solutions segment. This new name better aligns with the global reach of the Mailchimp and QuickBooks platform, our focus on serving both small and mid-market businesses, and our vision to become the end-to-end platform that customers use to grow and run their business. See Note 15, "*Segment Information*," for more information.

Seasonality

Our Consumer and ProTax offerings have a significant and distinct seasonal pattern as sales and revenue from our income tax preparation products and services are typically heavily concentrated in the period from November through April. This seasonal pattern typically results in higher net revenues during our second and third quarters ending January 31 and April 30, respectively.

Use of Estimates

In preparing our consolidated financial statements in accordance with U.S. generally accepted accounting principles (GAAP), we make certain judgments, estimates, and assumptions that affect the amounts reported in our financial statements and the disclosures made in the accompanying notes. For example, we use judgments and estimates in determining how revenue should be recognized. These judgments and estimates include identifying performance obligations, determining if the performance obligations are distinct, determining the standalone sales price (SSP) and timing of revenue recognition for each

distinct performance obligation, and estimating variable consideration to be included in the transaction price. We use estimates in determining the collectibility of accounts receivable and notes receivable held for investment, the appropriate levels of various accruals including accruals for litigation contingencies, the discount rate used to calculate lease liabilities, the amount of our worldwide tax provision, the realizability of deferred tax assets, the credit losses of available-for-sale debt securities, reserves for losses, the fair value of assets acquired and liabilities assumed for business combinations, and the fair value of notes receivable held for sales. We also use estimates in determining the remaining economic lives and fair values of acquired intangible assets, property and equipment, and other long-lived assets. In addition, we use assumptions to estimate the fair value of reporting units and share-based compensation. Despite our intention to establish accurate estimates and use reasonable assumptions, actual results may differ from our estimates.

Revenue Recognition

We derive revenue from the sale of software subscriptions, hosted services, payroll services, merchant payment processing services, software products, live expert advice, financing for small businesses, delivery of qualified links, and financial supplies and hardware. We enter into contracts with customers that include promises to transfer various products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized when the promised goods or services are transferred to customers, in an amount that reflects the consideration allocated to the respective performance obligation.

Nature of Products and Services

Online Offerings

Our online offerings include TurboTax Online and TurboTax Live, ProConnect Tax Online, QuickBooks Online, online payroll, and merchant payment processing services for small and mid-market businesses who use our online offerings. Our Mailchimp offerings include marketing automation and customer relationship management.

These online offerings provide customers with the right to use the hosted software over the contract period without taking possession of the software and are billed on either a subscription or consumption basis. Revenue related to our online offerings that are billed on a subscription basis is recognized ratably over the contract period. Revenue related to online offerings that are billed on a consumption basis is recognized when the customer consumes the related service.

Desktop Offerings

Our desktop offerings consist of our subscription-based QuickBooks Desktop products, our consumer and professional tax desktop products, which include TurboTax, Lacerte and ProSeries, our desktop payroll products, and merchant payment processing services for small and mid-market businesses who use our desktop offerings.

Our QuickBooks Desktop software subscriptions include a term software license, version protection, enhancements, support, and various connected services. We recognize revenue for the software license and version protection at the time they are delivered and recognize revenue for support and connected services over the subscription term as the services are provided. Beginning with subscriptions sold in fiscal year 2024, periodic delivery of version protection occurs through the first quarter of fiscal 2025, and the associated revenue is recognized upon delivery as noted above. Beginning in the second quarter of fiscal 2025, upgrades and enhancements will be delivered on a when-and-if-available basis, and the associated revenue will be recognized on a straight-line basis over the term those upgrades and enhancements are provided. Previously, we have determined that the enhancements included in our QuickBooks Desktop software subscriptions were not material within the context of the contract.

Our consumer and professional tax desktop software products include an on-premise tax software license, related tax form updates, electronic filing service, and connected services. We recognize revenue for the software license and related tax form updates, as one performance obligation, over the period the forms and updates are delivered. We recognize revenue for our electronic filings service and connected services as those services are provided.

We also sell some of our consumer tax desktop software products in non-consignment and consignment arrangements to certain retailers. Additionally, we sell our QuickBooks Enterprise software on retailer websites. For these retailers, we begin recognizing revenue at the later of when control has transferred to the retailer or customer for consumer tax desktop software and upon activation of the subscriptions by the customer for QuickBooks subscription offerings.

Our desktop payroll products are sold as software subscriptions and include a term software license with a stand-ready obligation to maintain compliance with current payroll tax laws, support, and connected services. The term software license and stand-ready obligation to maintain compliance with current payroll tax laws is considered one performance obligation. Each of the performance obligations is considered distinct, and control is transferred to the customer over the subscription term. As a result, revenue is recognized ratably over the subscription term as services are provided.

We offer merchant payment processing services as a separately paid connected service for our QuickBooks Desktop software products and software subscriptions, and revenue is recognized as the services are provided to the customers.

Other Solutions

Revenue from our Credit Karma segment is primarily comprised of revenue from the delivery of qualified links that result in completed actions, or cost-per-action transactions. Credit Karma also generates revenue from cost-per-click and cost-per-lead transactions. All revenue from our Credit Karma segment is included in service revenue in our consolidated statements of operations.

Cost-per-action revenue is earned based on a pre-determined fee for approved actions, such as when credit cards are issued or when personal loans and other loans to businesses are funded. Revenue is recognized when a lead is generated that results in one of these approved actions.

Cost-per-click and cost-per-lead revenue is primarily related to mortgage and insurance businesses. Cost-per-click revenue is earned as users click on our customers' advertisements and is recognized based on the number of clicks recorded each month. Cost-per-lead revenue is earned via customer advertisements that allow the generation of leads from consumers interested in the advertised products and is recognized at the time a consumer request or lead is delivered to the customer.

Revenue from the sale of our financial supplies, such as printed check stock and hardware, including credit card readers for mobile phones, is recognized when control is transferred to the customer, which is generally when the products are shipped.

We also have revenue-sharing and royalty arrangements with third-party partners and recognize this revenue as earned based upon reporting provided to us by our partners. In instances where we do not have reporting from our partners, we estimate revenue based on information available to us at the time.

Types of Revenue

Service revenue includes revenue from: our online offerings discussed above; our Credit Karma offerings; support, electronic filing services, and connected services included with our desktop offerings; merchant payment processing services; certain revenue-sharing and royalty arrangements; and interest on loans.

Product and other revenue includes revenue from: QuickBooks Desktop software licenses and version protection; consumer and professional tax desktop licenses and the related form updates; desktop payroll licenses and related updates; financial supplies; certain revenue-sharing and royalty arrangements; and interest on amounts held for customers.

We record revenue net of sales tax obligations. For payroll services, we generally require customers to remit payroll tax funds to us in advance of the payroll date via electronic funds transfer. Revenue for electronic payment processing services that we provide to merchants is recorded net of interchange fees charged by credit card associations. We hold customer cash as part of delivering payroll and payment services, and we include in total net revenue the interest earned on these funds from the time they are collected until the time that we remit them to outside parties or merchants.

Judgments and Estimates

Our contracts with customers often include promises to transfer multiple products and services to a customer. In determining how revenue should be recognized, a five-step process is used, which requires judgment and estimates. These judgments and estimates include identifying performance obligations in the contract, determining whether the performance obligations are distinct, determining the SSP for each distinct performance obligation, determining the timing of revenue recognition for distinct performance obligations, and estimating the amount of variable consideration to include in the transaction price.

The functionality of the software licenses included in our consumer and professional tax and payroll desktop offerings is dependent on the related enhancements and updates included in these offerings. Judgment is required to determine whether the software license is considered distinct and accounted for separately, or not distinct and accounted for together with the related updates and recognized over time.

Our contracts with customers include promises to transfer various products and services, which are generally capable of being distinct performance obligations. In many cases, SSPs for distinct performance obligations are based on directly observable pricing. In instances where the SSP is not directly observable, such as when we do not sell the product or service separately, we determine the SSP using information that may include market conditions and other observable inputs.

Our consumer and professional tax desktop products include an on-premise tax software license and related tax form updates that are recognized as the forms and updates are delivered. We measure progress toward complete satisfaction of the software license and related tax form updates using an output method based on the timing of when the tax forms are delivered.

We generally provide refunds to customers for product returns and subscription cancellations. We also provide promotional discounts and incentive rebates on retail and distribution sales. These refunds, discounts, and incentive rebates are accounted for as variable consideration when estimating the amount of revenue to recognize. Refunds are estimated based on historical experience and current business and economic indicators and are updated at the end of each reporting period as additional information becomes available to the extent that it is probable that a significant reversal of any incremental revenue will not occur. Discounts and incentive rebates are estimated based on distributors' and retailers' performance against the terms and conditions of the rebate programs.

Deferred Revenue

We record deferred revenue when we have entered into a contract with a customer and cash payments are received or due prior to transfer of control or satisfaction of the related performance obligation. During the twelve months ended July 31, 2024, we recognized revenue of $920 million, that was included in deferred revenue at July 31, 2023. During the twelve months ended July 31, 2023, we recognized revenue of $808 million, that was included in deferred revenue at July 31, 2022.

Our performance obligations are generally satisfied within 12 months of the initial contract date. As of July 31, 2024 and 2023, the deferred revenue balance related to performance obligations that will be satisfied after 12 months was $4 million and $5 million, respectively, and is included in other long-term obligations on our consolidated balance sheets.

Assets Recognized from the Costs to Obtain a Contract with a Customer

Our sales commissions are considered incremental costs of obtaining the contract with a customer. Sales commissions for subscription offerings where we expect the benefit of those costs to continue longer than one year, are capitalized and amortized ratably over the period of benefit, which ranges from three to four years. Total capitalized costs to obtain a contract are not material and are included in prepaid expenses and other current assets and other assets on our consolidated balance sheets.

We apply a practical expedient to expense costs incurred to obtain a contract with a customer when the period of benefit is less than one year. These costs primarily include internal and external sales commissions for our consumer and professional tax offerings.

Shipping and Handling

We record the amounts we charge our customers for the shipping and handling of our software products as product and other revenue, and we record the related costs as cost of product and other revenue in our consolidated statements of operations.

Customer Service and Technical Support

We include the costs of customer service and technical support associated with our online or hosted offerings in cost of service revenue line in our consolidated statements of operations. We also include the costs of providing technical support for our desktop offerings in cost of service revenue. We include the costs of customer service related to desktop offerings in selling and marketing expense in our consolidated statements of operations. Customer service and technical support costs include costs associated with performing order processing, answering customer inquiries by telephone and through websites, email, and other electronic means, and providing technical support assistance to customers. We expense the cost of providing this support as incurred.

Software Development Costs

We expense software development costs as we incur them until technological feasibility has been established, at which time those costs are capitalized until the product is available for general release to customers. To date, our software has been available for general release concurrent with the establishment of technological feasibility and, accordingly, we have not capitalized any development costs. Costs we incur to enhance our existing products or after the general release of the service using the product are expensed in the period they are incurred and included in research and development expense in our consolidated statements of operations.

Internal Use Software

We capitalize costs related to the development of hosted services that we provide to our customers and internal use of enterprise-level business and finance software in support of our operational needs. Costs incurred in the application development phase are capitalized and amortized on a straight-line basis over their useful lives, which are generally three to six years. Costs related to planning and other preliminary project activities and to post-implementation activities are expensed as incurred. We test these assets for impairment whenever events or changes in circumstances occur that could impact their recoverability.

Advertising

We expense all advertising costs as we incur them to selling and marketing expense in our consolidated statements of operations. We recorded advertising expense of approximately $1.7 billion for the twelve months ended July 31, 2024, $1.5 billion for the twelve months ended July 31, 2023, and $1.6 billion for the twelve months ended July 31, 2022.

Leases

Our leases are primarily operating leases for office facilities. We determine if an arrangement is a lease and classify it as either a finance or operating lease at lease inception. Operating leases are included in operating lease right-of-use (ROU) assets, other current liabilities, and operating lease liabilities on our consolidated balance sheets.

Operating lease liabilities are recognized at the lease commencement date based on the present value of the future minimum lease payments over the lease term. Our leases generally do not have a readily determinable implicit rate, therefore we use our incremental borrowing rate at the commencement date in determining the present value of future payments. Our incremental borrowing rate is determined based on a yield curve derived from publicly traded bond offerings for companies with similar credit ratings to ours. Our lease terms may include options to purchase, extend, or terminate the lease when it is reasonably certain that we will exercise that option. We account for the lease and non-lease components as a single lease component.

We measure ROU assets based on the corresponding lease liabilities adjusted for any initial direct costs and prepaid lease payments made to the lessor before or at the commencement date, net of lease incentives. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term. Variable lease payments are not included in the calculation of the ROU asset and lease liability and are recognized as lease expense is incurred. Our variable lease payments generally relate to amounts paid to lessors for common area maintenance under our real estate leases.

Our subleases generally do not relieve us of our primary obligations under the corresponding head lease. As a result, we account for the head lease based on the original assessment at inception. We determine if the sublease arrangement is either a sales-type, direct financing, or operating lease at inception. If the total remaining lease cost on the head lease for the term of the sublease is greater than the anticipated sublease income, the ROU asset is assessed for impairment. Our subleases are generally operating leases, and we recognize sublease income on a straight-line basis over the sublease term.

Capitalization of Interest Expense

We capitalize interest on capital projects, including facilities build-out projects and internal use computer software projects. Capitalization commences with the first expenditure for the project and continues until the project is substantially complete and ready for its intended use. We amortize capitalized interest to depreciation expense using the straight-line method over the same lives as the related assets. Capitalized interest was not material for any period presented.

Foreign Currency

The functional currencies of our international operating subsidiaries are generally the local currencies. We translate the assets and liabilities of our foreign subsidiaries at the exchange rates in effect on the balance sheet date. We translate the revenue, costs, and expenses of our foreign subsidiaries at the average rates of exchange in effect during the period. We include translation gains and losses in the stockholders' equity section of our consolidated balance sheets. We include net gains and losses resulting from foreign exchange transactions in interest and other income or expense in our consolidated statements of operations. Translation gains and losses and transaction gains and losses were not material for any period presented.

Income Taxes

We estimate our income taxes based on the various jurisdictions where we conduct business. Significant judgment is required in determining our worldwide income tax provision. We estimate our current tax liability and assess temporary differences that result from differing treatments of certain items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which we show on our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be realized. To the extent we believe that realization is not likely, we establish a valuation allowance. When we establish a valuation allowance or increase this allowance in an accounting period, we record a corresponding income tax expense in our consolidated statements of operations.

We review the need for a valuation allowance to reflect uncertainties about whether we will be able to utilize some of our deferred tax assets before they expire. The valuation allowance analysis is based on our estimates of taxable income for the jurisdictions in which we operate and the periods over which our deferred tax assets will be realizable. While we have considered future taxable income in assessing the need for a valuation allowance for the periods presented, we could be required to record a valuation allowance to take into account additional deferred tax assets that we may be unable to realize. An increase in the valuation allowance would have an adverse impact, which could be material, on our income tax provision and net income in the period in which we record the increase.

We recognize and measure benefits for uncertain tax positions using a two-step approach. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that the tax position will be sustained upon audit, including resolution of any related appeals or litigation processes. For tax positions that are more likely than not of being sustained upon audit, the second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. Significant judgment is required to evaluate uncertain tax positions. We evaluate our uncertain tax positions on a quarterly basis. Our evaluations are based upon a number of factors, including changes in facts or circumstances, changes in tax law, correspondence with tax authorities during the course of audits, and effective settlement of audit issues. Changes in the recognition or measurement of uncertain tax positions could result in material increases or decreases in our income tax expense in the period in which we make the change, which could have a material impact on our effective tax rate and operating results.

A description of our accounting policies associated with tax-related contingencies and valuation allowances assumed as part of a business combination is provided under *"Business Combinations"* below.

Computation of Net Income Per Share

We compute basic net income per share using the weighted-average number of common shares outstanding during the period. We compute diluted net income per share using the weighted-average number of common shares and dilutive potential common shares outstanding during the period. Dilutive potential common shares consist of the shares issuable upon the exercise of stock options and upon the vesting of restricted stock units (RSUs) under the treasury stock method.

We include stock options with combined exercise prices and unrecognized compensation expense that are less than the average market price for our common stock, and RSUs with unrecognized compensation expense that is less than the average market price for our common stock, in the calculation of diluted net income per share. We exclude stock options with combined exercise prices and unrecognized compensation expense that are greater than the average market price for our common stock, and RSUs with unrecognized compensation expense that is greater than the average market price for our common stock, from the calculation of diluted net income per share because their effect is anti-dilutive. Under the treasury stock method, the amount that must be paid to exercise stock options and the amount of compensation expense for future service that we have not yet recognized for stock options and RSUs are assumed to be used to repurchase shares.

Dividend rights apply to all RSUs that we grant and are accumulated and paid when the underlying RSUs vest. Since the dividend rights are subject to the same vesting requirements as the underlying equity awards, they are considered a contingent transfer of value. Consequently, the RSUs are not considered participating securities, and we do not present them separately in earnings per share.

The following table presents the composition of shares used in the computation of basic and diluted net income per share for the periods indicated.

	Twelve Months Ended July 31,		
(In millions, except per share amounts)	2024	2023	2022
Numerator:			
Net income	$ 2,963	$ 2,384	$ 2,066
Denominator:			
Shares used in basic per share amounts:			
Weighted-average common shares outstanding	280	281	280
Shares used in diluted per share amounts:			
Weighted-average common shares outstanding	280	281	280
Dilutive common equivalent shares from stock options and restricted stock awards	4	2	4
Dilutive weighted-average common shares outstanding	284	283	284
Basic and diluted net income per share:			
Basic net income per share	$ 10.58	$ 8.49	$ 7.38
Diluted net income per share	$ 10.43	$ 8.42	$ 7.28
Shares excluded from diluted net income per share:			
Weighted-average stock options and restricted stock units that have been excluded from dilutive common equivalent shares outstanding due to their anti-dilutive effect	1	1	1

Cash Equivalents and Investments

We consider highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. In all periods presented, cash equivalents consist primarily of money market funds. Investments consist primarily of investment-grade available-for-sale debt securities. Except for direct obligations of the United States government, securities issued by agencies of the United States government, and money market funds, we diversify our investments by limiting our holdings with any individual issuer.

We use the specific identification method to compute gains and losses on investments. We record unrealized gains and losses on investments, net of tax, in accumulated other comprehensive income in the stockholders' equity section of our consolidated balance sheets and reflect unrealized gain and loss activity in other comprehensive income in our consolidated statements of comprehensive income. We generally classify available-for-sale debt securities as current assets based upon our ability and intent to use any and all of these securities as necessary to satisfy the significant short-term liquidity requirements that may arise from the highly seasonal nature of our businesses. Because of our significant business seasonality, stock repurchase programs, and acquisition opportunities, cash flow requirements may fluctuate dramatically from quarter to quarter and require us to use a significant amount of the investments we hold as available-for-sale.

Accounts Receivable and Allowances for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount and are not interest bearing. Third-party payment processor receivables due from financial institutions for the settlement of credit and debit card transactions for the sales of our products and services are included in accounts receivable. We maintain an allowance for doubtful accounts to reserve for credit losses. In determining the amount of the allowance, we consider our historical level of credit losses, current economic trends that might impact the level of future credit losses, customer-specific information, and reasonable and supportable forecasts of future economic conditions to inform adjustments to historical loss data. We make judgments about the creditworthiness of significant customers based on ongoing credit evaluations. When we determine that amounts are uncollectible, we write them off against the allowance.

Funds Receivable and Amounts Held for Customers and Funds Payable and Amounts Due to Customers

Funds receivable and amounts held for customers represent funds receivable from third-party payment processors for customer transactions, funds in-transit to our customers, and funds held on behalf of our customers that are invested in cash and cash equivalents and investment-grade available-for-sale debt securities, restricted for use solely for the purpose of satisfying amounts we owe on behalf of our customers. Funds payable and amounts due to customers consist of amounts we owe on behalf of our customers, such as direct deposit payroll funds and payroll taxes.

In the first quarter of fiscal 2024, we updated our terms of service and end user license agreements related to our payroll and payments offerings to reflect a change in our obligations with respect to funds we transmit on behalf of our customers. As a result of the change, our obligations are now satisfied when the funds are settled in the customers' accounts. These obligations, including funds in-transit to our customers, are reflected in funds payable and amounts due to customers in the accompanying consolidated balance sheets. Under our previous agreements, our obligations were satisfied as of the point that we initiated the transmission of the funds on the customers' behalf.

Property and Equipment

Property and equipment is stated at the lower of cost or realizable value, net of accumulated depreciation. We calculate depreciation using the straight-line method over the estimated useful lives of the assets, which range from two to 30 years. We amortize leasehold improvements using the straight-line method over the lesser of their estimated useful lives or remaining lease terms. We include the amortization of assets that are recorded under finance leases in depreciation expense. We review property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We did not record any material property or equipment impairment charges during the twelve months ended July 31, 2024, 2023, or 2022.

Business Combinations

The acquisition method of accounting for business combinations requires us to use significant estimates and assumptions, including fair value estimates, as of the business combination date and to refine those estimates as necessary during the measurement period (defined as the period, not to exceed one year, in which we may adjust the provisional amounts recognized for a business combination).

Under the acquisition method of accounting, we recognize separately from goodwill the identifiable assets acquired, the liabilities assumed, and any noncontrolling interests in an acquiree, generally at the acquisition date fair value. We measure goodwill as of the acquisition date as the excess of consideration transferred, which we also measure at fair value, over the net of the acquisition date amounts of the identifiable assets acquired and liabilities assumed. Costs that we incur to complete the

business combination, such as investment banking, legal, and other professional fees, are not considered part of consideration, and we recognize such costs as general and administrative expenses as they are incurred. Under the acquisition method, we also account for acquired company restructuring activities that we initiate separately from the business combination.

Should the initial accounting for a business combination be incomplete by the end of a reporting period that falls within the measurement period, we report provisional amounts in our financial statements. During the measurement period, we adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date, and we record those adjustments to our financial statements. We apply those measurement period adjustments that we determine to be material retrospectively to comparative information in our financial statements, including adjustments to depreciation and amortization expense.

Under the acquisition method of accounting for business combinations, if we identify changes to acquired deferred tax asset valuation allowances or liabilities related to uncertain tax positions during the measurement period, and they relate to new information obtained about facts and circumstances that existed as of the acquisition date, those changes are considered a measurement period adjustment and we record the offset to goodwill. We record all other changes to deferred tax asset valuation allowances and liabilities related to uncertain tax positions in current period income tax expense. This accounting applies to all of our acquisitions regardless of acquisition date.

Goodwill, Acquired Intangible Assets and Other Long-Lived Assets

Goodwill

We record goodwill when the fair value of consideration transferred in a business combination exceeds the fair value of the identifiable assets acquired and liabilities assumed. Goodwill is not amortized, but is tested for impairment annually during our fourth fiscal quarter and whenever an event or change in circumstances indicates that the carrying value of the asset may not be recoverable.

In accordance with authoritative guidance, we define fair value as the price that would be received from the sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. We consider and use all valuation methods that are appropriate in estimating the fair value of our reporting units and generally use a weighted combination of income and market approaches. Under the income approach, we estimate the fair value of each reporting unit based on the present value of future cash flows. We use a number of assumptions in our discounted cash flow model, including market factors specific to the business, the amount and timing of estimated future cash flows to be generated by the business over an extended period of time, long-term growth rates for the business, and a rate of return that considers the relative risk of achieving the cash flows and the time value of money. Under the market approach, we estimate the fair value of each reporting unit based on market multiples of revenue, operating income, and earnings for comparable publicly traded companies engaged in similar businesses. If the estimated fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired.

If the carrying value of the net assets assigned to a reporting unit exceeds the estimated fair value of the unit, we would record an impairment loss equal to the difference. We recorded no goodwill impairment charges for the twelve months ended July 31, 2024, 2023, or 2022.

Acquired Intangible Assets and Other Long-Lived Assets

We generally record acquired intangible assets that have finite useful lives, such as purchased technology, in connection with business combinations. We amortize the cost of acquired intangible assets on a straight-line basis over their estimated useful lives, which range from three to fifteen years. We review intangible assets that have finite useful lives and other long-lived assets whenever an event or change in circumstances indicates that the carrying value of the asset may not be recoverable. We estimate the recoverability of these assets by comparing the carrying amount of the asset to the future undiscounted cash flows that we expect the asset to generate. We estimate the fair value of assets that have finite useful lives based on the present value of future cash flows for those assets. If the carrying value of an asset with a finite life exceeds its estimated fair value, we would record an impairment loss equal to the difference. Impairment charges for acquired intangible assets and other long-lived assets were not material for the twelve months ended July 31, 2024, 2023, or 2022.

Share-Based Compensation Plans

RSUs granted typically vest based on continued service. We value these time-based RSUs at the date of grant using the intrinsic value method. We amortize the fair value of time-based RSUs on a straight-line basis over the service period. Certain RSUs granted to senior management vest based on the achievement of pre-established market or performance goals. We estimate the fair value of market-based RSUs at the date of grant using a Monte Carlo valuation methodology and amortize those fair values over the requisite service period for each separately vesting tranche of the award. The Monte Carlo methodology that we use to estimate the fair value of market-based RSUs at the date of grant incorporates into the valuation the possibility that the market condition may not be satisfied. Provided that the requisite service is rendered, the total fair value of the market-based RSUs at the date of grant must be recognized as compensation expense even if the market

condition is not achieved. However, the number of shares that ultimately vest can vary significantly with the performance of the specified market criteria. We estimate the fair value of performance-based RSUs at the date of grant using the intrinsic value method and the probability that the specified performance criteria would be met. Each quarter, we update our assessment of the probability that the specified performance criteria will be achieved and adjust our estimate of the fair value of the performance-based RSUs if necessary. We amortize the fair values of performance-based RSUs over the requisite service period for each separately vesting tranche of the award. All of the RSUs we grant have dividend rights that are subject to the same vesting requirements as the underlying equity awards, so we do not adjust the intrinsic (market) value of our RSUs for dividends.

We estimate the fair value of stock options granted using a lattice binomial model and a multiple option award approach. We amortize the fair value of stock options on a straight-line basis over the requisite service periods of the awards, which are generally the vesting periods.

See Note 12, *"Stockholders' Equity,"* for a description of our share-based compensation plans and more information on the assumptions we use to calculate the fair value of share-based compensation.

Restructuring

We record charges associated with management-approved restructuring plans as restructuring in our consolidated statements of operations. These charges may include severance and employee benefits, and costs to vacate facilities. We generally recognize employee severance costs when payments are probable and the amounts are estimable, or when notifications occur, depending on the region where the employee works. The liability for restructuring charges is included in accrued compensation and related liabilities in the accompanying consolidated balance sheets.

Concentration of Credit Risk and Significant Customers and Suppliers

We operate in markets that are highly competitive and rapidly changing. Significant technological changes, shifting customer needs, the emergence of competitive products or services with new capabilities, and other factors could negatively impact our operating results.

We are also subject to risks related to changes in the value of our material balance of investments. Our portfolio of investments consists of investment-grade securities. Except for direct obligations of the United States government, securities issued by agencies of the United States government and money market funds, we diversify our investments by limiting our holdings with any individual issuer. Our cash balances are primarily on deposit at high credit quality financial institutions. These deposits are typically in excess of insured limits.

We sell a portion of our products through third-party retailers and distributors. As a result, we face risks related to the collectibility of our accounts receivable. To appropriately manage this risk, we perform ongoing evaluations of customer credit and limit the amount of credit extended as we deem appropriate, but generally do not require collateral. We maintain reserves for estimated credit losses and these losses have historically been within our expectations. However, since we cannot predict future changes in the financial stability of our customers, we cannot guarantee that our reserves will continue to be adequate. No customer accounted for 10% or more of total net revenue for the twelve months ended July 31, 2024, 2023 or 2022, nor did any customer account for 10% or more of total accounts receivable at July 31, 2024 or July 31, 2023.

We rely primarily on one third-party vendor to perform the manufacturing and distribution functions for our retail desktop software products. We also have a key single-source vendor that prints and fulfills orders for most of our financial supplies business. While we believe that relying on key vendors improves the efficiency and reliability of our business operations, relying on any one vendor for a significant aspect of our business can have a material negative impact on our revenue and profitability if that vendor fails to perform at acceptable service levels for any reason, including financial difficulties of the vendor.

Accounting Standards Not Yet Adopted

Segment Information - In November 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2023-07, "*Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures.*" This standard requires incremental segment information disclosures, including disclosures of significant segment expenses that are regularly provided to the chief operating decision maker (CODM), a description of other segment items by reportable segment, and any additional measures of a segment's profit or loss used by the CODM when deciding how to allocate resources. The standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, which means that it will be effective for our annual reporting for the fiscal year ending July 31, 2025 and for interim period reporting beginning in fiscal 2026. Early adoption is permitted, and retrospective adoption is required for all prior periods presented. We are currently evaluating the impact of our pending adoption of ASU 2023-07 on our consolidated financial statements and related disclosures.

Income Tax - In December 2023, the FASB issued ASU 2023-09, "*Income Taxes (Topic 740): Improvements to Income Tax Disclosures.*" This standard requires additional disclosures related to the income tax rate reconciliation, income taxes paid by jurisdiction, and other income tax-related disclosures. The standard is effective for fiscal years beginning after December 15,

2024, which means that it will be effective for us for the fiscal year ending July 31, 2026. Early adoption is permitted. The standard should be applied on a prospective basis, and retrospective application is permitted. We are currently evaluating the impact of adopting ASU 2023-09 on our consolidated financial statements and related disclosures.

2. Fair Value Measurements

Fair Value Hierarchy

The authoritative guidance defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. When determining fair value, we consider the principal or most advantageous market for an asset or liability and assumptions that market participants would use when pricing the asset or liability. In addition, we consider and use all valuation methods that are appropriate in estimating the fair value of an asset or liability.

The authoritative guidance establishes a fair value hierarchy that is based on the extent and level of judgment used to estimate the fair value of assets and liabilities. In general, the authoritative guidance requires us to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. An asset or liability's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the measurement of its fair value. The three levels of input defined by the authoritative guidance are as follows:

- **Level 1** uses unadjusted quoted prices that are available in active markets for identical assets or liabilities.
- **Level 2** uses inputs other than quoted prices included in Level 1 that are either directly or indirectly observable through correlation with market data. These include quoted prices in active markets for similar assets or liabilities; quoted prices for identical or similar assets or liabilities in markets that are not active; and inputs to valuation models or other pricing methodologies that do not require significant judgment because the inputs used in the model, such as interest rates and volatility, can be corroborated by readily observable market data for substantially the full term of the assets or liabilities.
- **Level 3** uses one or more unobservable inputs that are supported by little or no market activity and that are significant to the determination of fair value. Level 3 assets and liabilities include those whose fair values are determined using pricing models, discounted cash flow methodologies, or similar valuation techniques and significant management judgment or estimation.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table summarizes financial assets and financial liabilities that we measured at fair value on a recurring basis at the dates indicated, classified in accordance with the fair value hierarchy described above.

	At July 31, 2024			At July 31, 2023		
(In millions)	Level 1	Level 2	Total Fair Value	Level 1	Level 2	Total Fair Value
Assets:						
Cash equivalents, primarily money market funds	$ 2,538	$ —	$ 2,538	$ 1,888	$ —	$ 1,888
Available-for-sale debt securities:						
Corporate notes	—	456	456	—	805	805
U.S. agency securities	—	159	159	—	209	209
Total available-for-sale debt securities	—	615	615	—	1,014	1,014
Total assets measured at fair value on a recurring basis	$ 2,538	$ 615	$ 3,153	$ 1,888	$ 1,014	$ 2,902
Liabilities:						
Senior unsecured notes[(1)]	$ —	$ 5,467	$ 5,467	$ —	$ 1,309	$ 1,309

(1) Carrying values on our consolidated balance sheets were $5.45 billion and $1.49 billion at July 31, 2024 and July 31, 2023, respectively. See Note 8, "*Debt*" for more information.

The following table summarizes our cash equivalents and available-for-sale debt securities by balance sheet classification and level in the fair value hierarchy at the dates indicated:

	At July 31, 2024			At July 31, 2023		
(In millions)	Level 1	Level 2	Total Fair Value	Level 1	Level 2	Total Fair Value
Cash equivalents:						
In cash and cash equivalents	$ 2,538	$ —	$ 2,538	$ 1,888	$ —	$ 1,888
Available-for-sale debt securities:						
In investments	$ —	$ 465	$ 465	$ —	$ 814	$ 814
In funds receivable and amounts held for customers	—	150	150	—	200	200
Total available-for-sale debt securities	$ —	$ 615	$ 615	$ —	$ 1,014	$ 1,014

We value our Level 1 assets, consisting primarily of money market funds, using quoted prices in active markets for identical instruments.

Financial assets whose fair values we measure on a recurring basis using Level 2 inputs consist of corporate notes and U.S. agency securities. We measure the fair values of these assets with the help of a pricing service that either provides quoted market prices in active markets for identical or similar securities or uses observable inputs for their pricing without applying significant adjustments. Our fair value processes include controls designed to ensure that we record appropriate fair values for our Level 2 investments. These controls include comparison to pricing provided by a secondary pricing service or investment manager, validation of pricing sources and models, review of key model inputs, analysis of period-over-period price fluctuations, and independent recalculation of prices where appropriate.

Financial assets whose fair values we measure using Level 3 inputs consist of notes receivable held for sale. These loans are recorded at the lower of cost or fair value. As of July 31, 2024, total notes receivable held for sale were not material and the difference between amortized cost and fair value was not material.

Financial liabilities whose fair values we measure using Level 2 inputs consist of senior unsecured notes. See Note 8, "*Debt*" for more information. We measure the fair value of our senior unsecured notes based on their trading prices and the interest rates we could obtain for other borrowings with similar terms.

There were no transfers between Level 1, Level 2, and Level 3 of the fair value hierarchy during the twelve months ended July 31, 2024, 2023, or 2022.

Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis

Assets measured at fair value on a non-recurring basis include reporting units measured at fair value in a goodwill impairment test and our long-term investments.

Estimates of fair value for reporting units fall under Level 3 of the fair value hierarchy. During the fourth quarters of fiscal 2024, fiscal 2023, and fiscal 2022, we performed our annual goodwill impairment tests. Using the methodology described in Note 1, we determined that the estimated fair values of all of our reporting units exceeded their carrying values and that they were not impaired.

Long-term investments primarily include non-marketable equity securities in privately held companies that do not have a readily determinable fair value. They are accounted for at cost and adjusted based on observable price changes from orderly transactions for identical or similar investments of the same issuer or impairment. These investments are classified as Level 3 in the fair value hierarchy because we estimate the value of these investments using a valuation method based on observable transaction price changes at the transaction date. We recognized $4 million in upward adjustments during the twelve months ended July 31, 2024. We recognized no upward adjustments during the twelve months ended July 31, 2023. We recognized $54 million in upward adjustments during the twelve months ended July 31, 2022. Impairments recognized during the twelve months ended July 31, 2024, July 31, 2023, and July 31, 2022 were not material. Cumulative upward adjustments were $75 million, and cumulative impairments were not material through July 31, 2024 for measurement alternative investments held as of July 31, 2024. As of July 31, 2024 and July 31, 2023, the carrying value of long-term investments was $131 million and $105 million, respectively.

3. Cash and Cash Equivalents, Investments, and Funds Receivable and Amounts Held for Customers

The following table summarizes our cash and cash equivalents, investments, and funds receivable and amounts held for customers by balance sheet classification at the dates indicated.

	July 31, 2024		July 31, 2023	
(In millions)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Classification on consolidated balance sheets:				
Cash and cash equivalents	$ 3,609	$ 3,609	$ 2,848	$ 2,848
Investments	465	465	819	814
Funds receivable and amounts held for customers	3,921	3,921	424	420
Total cash and cash equivalents, investments, and funds receivable and amounts held for customers	$ 7,995	$ 7,995	$ 4,091	$ 4,082

The following table summarizes our cash and cash equivalents, investments, and relevant portion of funds receivable and amounts held for customers by investment category at the dates indicated. As of July 31, 2024 and July 31, 2023, this excludes $281 million and $216 million, respectively, of funds receivable included on our consolidated balance sheets in funds receivable and amounts held for customers not measured and recorded at fair value.

	July 31, 2024		July 31, 2023	
(In millions)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Type of issue:				
Total cash, cash equivalents, restricted cash, and restricted cash equivalents	$ 7,099	$ 7,099	$ 2,852	$ 2,852
Available-for-sale debt securities:				
Corporate notes	456	456	811	805
U.S. agency securities	159	159	212	209
Total available-for-sale debt securities	615	615	1,023	1,014
Total cash, cash equivalents, restricted cash, restricted cash equivalents, and investments	$ 7,714	$ 7,714	$ 3,875	$ 3,866

We include realized gains and losses on our available-for-sale debt securities in interest and other income, net in our consolidated statements of operations. Gross realized gains and losses on our available-for-sale debt securities for the twelve months ended July 31, 2024, 2023, and 2022 were not material.

We accumulate unrealized gains and losses on our available-for-sale debt securities, net of tax, in accumulated other comprehensive income or loss in the stockholders' equity section of our consolidated balance sheets, except for certain unrealized losses described below. Gross unrealized gains and losses on our available-for-sale debt securities at July 31, 2024 and July 31, 2023 were not material.

For available-for-sale debt securities in an unrealized loss position, we determine whether a credit loss exists. The estimate of the credit loss is determined by considering available information relevant to the collectibility of the security and information about past events, current conditions, and reasonable and supportable forecasts. The allowance for credit loss is recorded to interest and other income, net in our consolidated statements of operations, not to exceed the amount of the unrealized loss. Any excess unrealized loss greater than the allowance for credit loss at a security level is recognized in accumulated other comprehensive income or loss in the stockholders' equity section of our consolidated balance sheets. We determined there were no credit losses related to available-for-sale debt securities as of July 31, 2024. Unrealized losses on available-for-sale debt securities at July 31, 2024 were not material. We do not intend to sell these investments. In addition, it is more likely than not that we will not be required to sell them before recovery of the amortized cost basis, which may be at maturity.

The following table summarizes our available-for-sale debt securities, included in investments and relevant portion of funds receivable and amounts held for customers, classified by the stated maturity date of the security at the dates indicated.

	July 31, 2024		July 31, 2023	
(In millions)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due within one year	$ 517	$ 516	$ 735	$ 730
Due within two years	55	56	147	144
Due within three years	43	43	141	140
Due after three years	—	—	—	—
Total available-for-sale debt securities	$ 615	$ 615	$ 1,023	$ 1,014

The following table summarizes our funds receivable and amounts held for customers by asset category at the dates indicated.

(In millions)	July 31, 2024	July 31, 2023	July 31, 2022	July 31, 2021
Restricted cash and restricted cash equivalents	$ 3,490	$ 4	$ 201	$ 257
Restricted available-for-sale debt securities and funds receivable	431	416	230	200
Total funds receivable and amounts held for customers	$ 3,921	$ 420	$ 431	$ 457

4. Notes Receivable and Allowances for Credit Losses

As of July 31, 2024, our notes receivable portfolio consisted of notes receivable held for investment, including term loans to small businesses and refund advance loans to consumers, and notes receivable held for sale, including term loans to small businesses. We classify loans as notes receivable held for investment when we have both the intent and ability to hold until maturity or payoff. We classify loans as notes receivable held for sale when we have the intent and ability to sell substantially all of our rights, title, and interests in these qualified loans to a third-party investor. A loan that is initially designated as held for sale or held for investment may be reclassified when our intent for that loan changes. When a loan held for investment is reclassified to held for sale and recorded at the lower of amortized cost or fair value, the related allowance for credit loss for that loan is released, and any adjustment to record the loan at the lower of amortized cost or fair value is recorded.

Notes Receivable Held for Investment

Term loans to small businesses. We provide financing to small businesses via term loans that we originate directly or through an originating bank partner. During the twelve months ended July 31, 2024 and 2023, we purchased term loans from our originating bank partner with principal balances in the amount of $1.8 billion and $144 million, respectively. As of July 31, 2024, we had commitments to purchase $16 million in term loans that were originated on or prior to July 31, 2024.

The term loans are not secured and are recorded at amortized cost, which includes unpaid principal balances, deferred origination costs, and any related discount or premium, net of allowances for credit losses. As of July 31, 2024 and July 31, 2023, the net notes receivable balance for term loans to small businesses was $912 million and $757 million, respectively. The current portion is included in notes receivable held for investment and the long-term portion is included in other assets on our consolidated balance sheets.

We maintain an allowance for credit losses on loans held for investment to reserve for lifetime expected credit losses in the loan portfolio. The allowance for credit losses is determined based on our current estimate of lifetime expected credit losses, historical credit losses, estimates of recoveries, and future expectations as of each balance sheet date. We evaluate the creditworthiness of our term loan portfolio on a pooled basis due to its composition of loans with similar general credit risk and characteristics. Expected credit losses are measured based on a loss forecasting model and calculated by applying loss curves derived from loan level risk segment and term mixes, aggregated at monthly loan vintages. Expected credit losses are continually updated with actualized charge-offs in each month as they occur. The allowance is inherently subjective and requires management estimates. The methodologies are updated periodically to reflect factors such as actual loan performance, changes to assumptions, portfolio growth, credit policies, changes to our applicant base, and macroeconomic conditions. Factors taken into consideration in the methodology include historical performance, customer creditworthiness, changes in the size and composition of the loan portfolio, and actual credit loss experience. We use empirical data and management judgment to estimate losses for new credit tests or products for which we do not have enough history. We make judgments about the known and inherent risks in the loan portfolio, adverse situations that may affect borrowers' ability to repay, and current and future economic conditions. When available information confirms that the specific loans or portions thereof are uncollectible, identified amounts are charged off. Loans are charged off in accordance with our charge-off policy, as the contractual principal becomes 120 days past due or meets other charge-off policy requirements. Subsequent recoveries of the unpaid principal balance, if any, are subtracted from charge-offs to compute a net charge-off and are recorded to cost

of service revenue in our consolidated statements of operations. As of July 31, 2024 and July 31, 2023, the allowances for credit losses, amount of charge-offs recorded, and amount of recoveries on term loans to small businesses were not material.

We consider a loan to be delinquent when the payments are one day past due. We place delinquent term loans on nonaccrual status and stop accruing interest revenue. Term loans are returned to accrual status if they are brought current or have performed in accordance with the contractual terms for a reasonable period of time and, in our judgment, will continue to make periodic principal and interest payments as per contractual terms. Past due amounts were not material for all periods presented.

Interest revenue is earned on term loans originated and purchased and held for investment in accordance with the specified period of time and defined interest rate noted in the loan contract. Interest revenue is recorded net of amortized direct origination costs and is included in service revenue in our consolidated statements of operations. Interest revenue was not material for all periods presented.

Refund Advance Loans. Refund advance loans are loans available to eligible TurboTax customers based on a customer's anticipated income tax refund, at no cost to the customer. The loans are repaid from the customer's income tax refund, which is generally received within three to four weeks after acceptance of the customer's income tax return by the Internal Revenue Service (IRS). We partner with a third-party issuing bank to originate the loans and subsequently purchase full participating interests in those loans. The refund advance loans are not secured and are recorded at amortized cost, net of an allowance for credit losses. As of July 31, 2024 and July 31, 2023, the net notes receivable balance for refund advance loans were not material. We maintain an allowance for credit losses to reserve for potentially uncollectible loans. We estimate the allowance based on the expected funding of refunds by the IRS using historical trends. When we determine that any amounts are uncollectible, we write them off against the allowance. As of July 31, 2024 and July 31, 2023, the allowance for credit losses on refund advance loans was not material.

Notes Receivable Held for Sale

Term loans to small businesses. In August 2023, we entered into a forward flow arrangement with an institutional investor. Pursuant to this arrangement, we have a commitment to sell to the institutional investor a minimum of $250 million in participation interests in unsecured term loans purchased or made to small businesses over 18 months, subject to certain eligibility criteria. As of July 31, 2024, we have met the minimum commitment of the forward flow arrangement.

Notes receivable held for sale are recorded at the lower of amortized cost or fair value determined on an individual loan basis. To determine fair value, we utilize a cash flow methodology, taking into account estimated timing and expected selling prices. As of July 31, 2024, the balance of loans held for sale was $3 million and is included in notes receivable held for sale on our consolidated balance sheets. Total sales of term loans during the twelve months ended July 31, 2024 were $323 million. For the twelve months ended July 31, 2024, gains on sales of loans and servicing income were not material.

5. Property and Equipment

Property and equipment consisted of the following at the dates indicated:

(Dollars in millions)	Life in Years	July 31, 2024	July 31, 2023
Computer software	2-6	$ 810	$ 898
Buildings	5-30	636	382
Leasehold improvements	2-16	495	404
Equipment	3-5	177	214
Furniture and fixtures	5	141	104
Land	NA	96	79
Capital in progress	NA	17	360
		2,372	2,441
Less accumulated depreciation and amortization		(1,363)	(1,472)
Total property and equipment, net		$ 1,009	$ 969

NA = Not Applicable

Capital in progress at July 31, 2024 and 2023, consisted primarily of costs related to various buildings and site improvements that have not yet been placed into service.

As discussed in Note 1, *"Description of Business and Summary of Significant Accounting Policies – Internal Use Software,"* we capitalize costs related to the development of computer software for internal use. We capitalized internal use software costs totaling $59 million for the twelve months ended July 31, 2024; $50 million for the twelve months ended July 31, 2023; and

$72 million for the twelve months ended July 31, 2022. There was no capitalized labor in these amounts for the twelve months ended July 31, 2024 and 2023. There was $13 million of capitalized labor in these amounts for the twelve months ended July 31, 2022. Costs related to internal use software projects are included in the capital in progress category of property and equipment until project completion, at which time they are transferred to the computer software category.

6. Goodwill and Acquired Intangible Assets

Goodwill

Changes in the carrying value of goodwill by reportable segment during the twelve months ended July 31, 2024 and July 31, 2023 were as shown in the following table. Our reportable segments are described in Note 15, *"Segment Information."*

(In millions)	Balance July 31, 2022	Goodwill Acquired/ Adjusted	Foreign Currency Translation	Balance July 31, 2023	Goodwill Acquired/ Adjusted	Foreign Currency Translation	Balance July 31, 2024
Small Business & Self-Employed	$ 9,689	$ 1	$ 1	$ 9,691	$ —	$ (1)	$ 9,690
Consumer	51	—	—	51	—	—	51
Credit Karma	3,899	40	2	3,941	65	—	4,006
ProTax	97	—	—	97	—	—	97
Totals	$ 13,736	$ 41	$ 3	$ 13,780	$ 65	$ (1)	$ 13,844

Goodwill is net of accumulated impairment losses of $114 million, which were recorded prior to July 31, 2022 and are included in our Consumer segment. The increases in goodwill during the twelve months ended July 31, 2024 and July 31, 2023 were primarily due to acquisitions.

Acquired Intangible Assets

The following table shows the cost, accumulated amortization, and weighted-average life in years for our acquired intangible assets at the dates indicated. The weighted-average lives are calculated for assets that are not fully amortized.

(Dollars in millions)	Customer Lists / User Relationships	Purchased Technology	Trade Names and Logos	Total
At July 31, 2024:				
Cost	$ 6,196	$ 1,648	$ 680	$ 8,524
Accumulated amortization	(1,605)	(905)	(194)	(2,704)
Acquired intangible assets, net	$ 4,591	$ 743	$ 486	$ 5,820
Weighted-average life in years	14	8	13	13
At July 31, 2023:				
Cost	$ 6,196	$ 1,616	$ 680	$ 8,492
Accumulated amortization	(1,177)	(756)	(140)	(2,073)
Acquired intangible assets, net	$ 5,019	$ 860	$ 540	$ 6,419
Weighted-average life in years	14	8	13	13

The following table shows the expected future amortization expense for our acquired intangible assets at July 31, 2024. Amortization of purchased technology is charged to amortization of acquired technology in our consolidated statements of operations. Amortization of other acquired intangible assets, such as customer lists, is charged to amortization of other acquired intangible assets in our consolidated statements of operations. If impairment events occur, they could accelerate the timing of acquired intangible asset charges.

(In millions)	Expected Future Amortization Expense
Fiscal year ending July 31,	
2025	$ 630
2026	627
2027	602
2028	586
2029	581
Thereafter	2,794
Total expected future amortization expense	$ 5,820

7. Business Combinations

Mailchimp

On November 1, 2021, we acquired all of the outstanding equity of Mailchimp, a global customer engagement and marketing platform for growing small and mid-market businesses. We acquired Mailchimp to help deliver on the vision of an innovative, end-to-end customer growth platform for small and mid-market businesses. Mailchimp is part of our Small Business & Self-Employed segment. We have included the financial results of Mailchimp in the consolidated financial statements from the date of acquisition. Pro forma information related to this acquisition has not been presented, as the effect of the acquisition on our consolidated results of operations was not material. Our results of operations for the twelve months ended July 31, 2022 included $762 million of revenue attributable to Mailchimp. For the twelve months ended July 31, 2022, we recorded professional fees associated with the acquisition of $63 million in general and administrative expenses.

The fair value of the purchase consideration totaled $12.0 billion, which included $5.7 billion in cash and 10.1 million shares of Intuit common stock with a value of approximately $6.3 billion. The fair value of the stock consideration is based on the October 29, 2021 closing price of Intuit common stock of $625.99.

Pursuant to the equity purchase agreement, we also issued approximately 583,000 RSUs in substitution of outstanding equity incentive awards. These RSUs have a grant date fair value of $355 million and will be expensed over three years. Additionally, we issued approximately 325,000 RSUs with a total grant date fair value of $211 million to Mailchimp employees, of which $151 million will be expensed over four years and $60 million was expensed during the first six months following the acquisition date.

The allocation of the Mailchimp purchase price is as follows:

(In millions)	Amount
Cash and cash equivalents	$ 42
Investments	126
Accounts receivable, net	25
Income taxes receivable	1
Prepaid expenses and other current assets	24
Long-term investments	1
Property and equipment, net	15
Operating lease right-of-use assets	31
Goodwill	8,102
Intangible assets	4,340
Long-term deferred income tax assets	6
Other assets	1
Accounts payable	(163)
Accrued compensation and related liabilities	(409)
Deferred revenue	(52)
Other current liabilities	(69)
Long-term portion of operating lease liabilities	(20)
Other long-term obligations	(5)
Total purchase price allocation	$ 11,996

The excess of purchase consideration over the fair value of the net assets acquired was recorded as goodwill, which is primarily attributed to the assembled workforce of Mailchimp and the synergies expected to be achieved. This goodwill is assigned to the Small Business & Self-Employed segment and substantially all is deductible for income tax purposes. We completed the purchase price allocation for the Mailchimp acquisition during the second quarter of fiscal 2023, with no material adjustments to our preliminary purchase price allocation.

Intangible assets consist of customer lists, purchased technology, and trade names/trademarks. We amortize purchased intangible assets on a straight-line basis over their respective useful lives. The weighted-average life of the total acquired identifiable intangible assets is 12.0 years. The following table presents the details of identifiable intangible assets acquired.

(In millions, except years)	Estimated Useful Life	Amount
Customer lists	13 years	$ 3,160
Purchased technology	9 years	900
Trade names/trademarks	10 years	280
Total identifiable intangible assets		$ 4,340

8. Debt

The carrying value of our debt was as follows at the dates indicated:

(Dollars in millions)	July 31, 2024	July 31, 2023	Effective Interest Rate
Senior unsecured notes issued June 2020:			
0.950% notes due July 2025	$ 500	$ 500	1.127%
1.350% notes due July 2027	500	500	1.486%
1.650% notes due July 2030	500	500	1.767%
Senior unsecured notes issued September 2023:			
5.250% notes due September 2026	750	—	5.325%
5.125% notes due September 2028	750	—	5.258%
5.200% notes due September 2033	1,250	—	5.312%
5.500% notes due September 2053	1,250	—	5.576%
Term loan	—	4,200	
Secured revolving credit facilities	585	430	
Total principal balance of debt	6,085	6,130	
Unamortized discount and debt issuance costs	(47)	(10)	
Net carrying value of debt	$ 6,038	$ 6,120	
Short-term debt	$ 499	$ —	
Long-term debt	$ 5,539	$ 6,120	

Future principal payments for debt at July 31, 2024 were as shown in the table below.

(In millions)	
Fiscal year ending July 31,	
2025	$ 500
2026	—
2027	1,835
2028	—
2029	750
Thereafter	3,000
Total future principal payments for debt	$ 6,085

Senior Unsecured Notes

2020 Notes. In June 2020, we issued four series of senior unsecured notes (together, the 2020 Notes) pursuant to a public debt offering. The proceeds from the issuance were $1.98 billion, net of debt discount of $2 million and debt issuance costs of $15 million. As of July 31, 2024, $1.5 billion of the 2020 Notes remained outstanding.

Interest is payable semiannually on January 15 and July 15 of each year. The discount and debt issuance costs are amortized to interest expense over the term of the 2020 Notes under the effective interest method. We paid $20 million in interest on the 2020 Notes during the twelve months ended July 31, 2024, $23 million during the twelve months ended July 31, 2023, and $23 million during the twelve months ended July 31, 2022.

The 2020 Notes are senior unsecured obligations of Intuit and rank equally with all existing and future unsecured and unsubordinated indebtedness of Intuit and are redeemable by us at any time, subject to a make-whole premium. Upon the occurrence of change of control transactions that are accompanied by certain downgrades in the credit ratings of the 2020 Notes, we will be required to repurchase the 2020 Notes at a repurchase price equal to 101% of the aggregate outstanding principal plus any accrued and unpaid interest to but not including the date of repurchase. The indenture governing the 2020 Notes requires us to comply with certain covenants. For example, the 2020 Notes limit our ability to create certain liens and enter into sale and leaseback transactions. As of July 31, 2024, we were compliant with all covenants governing the 2020 Notes.

2023 Notes. In September 2023, we issued four series of senior unsecured notes (together, the 2023 Notes) pursuant to a public debt offering. The proceeds from the issuance were $3.96 billion, net of debt discount of $20 million and debt issuance costs of $24 million, and were used, together with operating cash, to repay the outstanding balance on our unsecured term loan. As of July 31, 2024, $4.0 billion of the 2023 Notes remained outstanding.

Interest is payable semiannually on March 15 and September 15 of each year. The discount and debt issuance costs are amortized to interest expense over the term of the 2023 Notes under the effective interest method. We paid $106 million in interest on the 2023 Notes during the twelve months ended July 31, 2024.

The 2023 Notes are senior unsecured obligations of Intuit and rank equally with all existing and future unsecured and unsubordinated indebtedness of Intuit and are redeemable by us at any time, subject to a make-whole premium. The indenture governing the 2023 Notes requires us to comply with certain covenants. For example, the 2023 Notes limit our ability to create certain liens and enter into sale and leaseback transactions. As of July 31, 2024, we were compliant with all covenants governing the 2023 Notes.

Unsecured Credit Facilities

2021 Credit Facility. On February 5, 2024, we terminated our amended and restated credit agreement dated November 1, 2021 (2021 Credit Facility). The 2021 Credit Facility included a $4.7 billion unsecured term loan that was repaid in September 2023, and a $1 billion unsecured revolving credit facility that was set to mature on November 1, 2026. There were no amounts outstanding on the unsecured revolving credit facility at the time it was terminated.

We paid $42 million, $230 million, and $42 million in interest on the term loan during the twelve months ended July 31, 2024, 2023, and 2022, respectively. Interest paid on the unsecured revolving credit facility was not material during the twelve months ended July 31, 2024, 2023, and 2022.

2024 Credit Facility. On February 5, 2024, we entered into a credit agreement with certain lenders providing for a $1.5 billion unsecured revolving credit facility that expires on February 5, 2029 (2024 Credit Facility), which replaced the 2021 Credit Facility.

Under the 2024 Credit Facility, we may, subject to certain customary conditions, including approval of relevant lenders, on one or more occasions, increase commitments under the 2024 Credit Facility by an amount not to exceed $1 billion in the aggregate, and, on one or more occasions, extend the maturity date of the 2024 Credit Facility by one year. The 2024 Credit Facility includes a $500 million sublimit for borrowing swingline loans and a $250 million sublimit for the issuance of letters of credit. Advances under the unsecured revolving credit facility accrue interest at rates equal to (a) in the case of U.S. dollar borrowings, at our election, either (i) the alternate base rate plus a margin that ranges from 0.0% to 0.125%, or (ii) the adjusted term Secured Overnight Finance Rate (SOFR) plus a margin that ranges from 0.7% to 1.125%, or (b) in the case of foreign currency borrowings, the interest benchmark for the relevant currency specified in the credit agreement plus a margin that ranges from 0.7% to 1.125%. Actual margins under either election are based on our senior debt credit ratings.

The 2024 Credit Facility includes customary affirmative and negative covenants, including a financial covenant that requires us to maintain a ratio of total gross debt to earnings before interest, taxes, depreciation, and amortization (EBITDA), as defined in the agreement, of not greater than 4.00 to 1.00 as measured on a rolling twelve month basis as of the last day of each fiscal quarter. As of July 31, 2024, we were compliant with all required covenants. At July 31, 2024, no amounts were outstanding under the 2024 Credit Facility. We paid no interest on this unsecured revolving credit facility during the twelve months ended July 31, 2024.

Commercial Paper Program

In June 2024, we established a $1.5 billion commercial paper program under which we may issue and sell unsecured short-term promissory notes (commercial paper). The maturities of the commercial paper may vary up to 397 days from the date of issuance. As of July 31, 2024, no amounts were outstanding under this program.

Secured Revolving Credit Facilities

2019 Secured Facility. On February 19, 2019, a subsidiary of Intuit entered into a secured revolving credit facility with a lender to fund a portion of our loans to qualified small businesses (the 2019 Secured Facility). The 2019 Secured Facility is secured by cash and receivables of the subsidiary and is non-recourse to Intuit Inc. We have entered into several amendments to this facility, most recently on July 19, 2024. These amendments primarily increase the facility limit, extend the commitment term and final maturity date, and update the benchmark interest rate. Under the amended 2019 Secured Facility, the facility limit is $500 million, of which $300 million is committed and $200 million is uncommitted. Advances accrue interest at adjusted daily simple SOFR plus 1.5%. Unused portions of the committed credit facility accrue interest at a rate ranging from 0.25% to 0.75%, depending on the total unused committed balance. The commitment term is through August 31, 2025, and the final maturity date is August 31, 2026. The agreement includes certain affirmative and negative covenants, including financial covenants, that require the subsidiary to maintain specified financial ratios. As of July 31, 2024, we were compliant with all required covenants. At July 31, 2024, $285 million was outstanding under the 2019 Secured Facility and the weighted-average interest rate was 6.99%, which includes the interest on the unused committed portion. The outstanding balance is secured by cash and receivables of the subsidiary totaling $1.1 billion. Interest on the 2019 Secured Facility is payable monthly. We paid $20 million, $16 million, and $2 million in interest on this secured revolving credit facility during the twelve months ended July 31, 2024, 2023, and 2022, respectively.

2022 Secured Facility. On October 12, 2022, another subsidiary of Intuit entered into a secured revolving credit facility with a lender to fund a portion of our loans to qualified small businesses (the 2022 Secured Facility). The 2022 Secured Facility is secured by cash and receivables of the subsidiary and is non-recourse to Intuit Inc. We have entered into several amendments to this facility, most recently on April 30, 2024. These amendments primarily extend the commitment and final maturity date and increase the commitment amount. Under the amended 2022 Secured Facility, the facility limit is $500 million, of which $300 million is committed and $200 million is uncommitted. Advances accrue interest at SOFR plus 1.3%. Unused portions of the committed credit facility accrue interest at a rate ranging from 0.2% to 0.4%, depending on the total unused committed balance. The commitment term is through April 30, 2026, and the final maturity date is April 30, 2027. The agreement includes certain affirmative and negative covenants, including financial covenants, that require the subsidiary to maintain specified financial ratios. As of July 31, 2024, we were compliant with all required covenants. At July 31, 2024, $300 million was outstanding under the 2022 Secured Facility and the weighted-average interest rate was 6.68%. The outstanding balance is secured by cash and receivables of the subsidiary totaling $832 million. Interest on the 2022 Secured Facility is payable monthly. We paid $12 million and $4 million in interest on this secured revolving credit facility during the twelve months ended July 31, 2024 and 2023, respectively.

9. Other Liabilities and Commitments

Other Current Liabilities

Other current liabilities were as follows at the dates indicated:

(In millions)	July 31, 2024	July 31, 2023
Executive deferred compensation plan liabilities	$ 207	$ 171
Interest payable	84	12
Current portion of operating lease liabilities	71	89
Sales, property, and other taxes	47	45
Reserve for returns, credits, and promotional discounts	40	32
Other	100	99
Total other current liabilities	$ 549	$ 448

Other Long-Term Obligations

Other long-term obligations were as follows at the dates indicated:

(In millions)	July 31, 2024	July 31, 2023
Income tax liabilities	$ 157	$ 76
Dividends payable	19	16
Deferred revenue	4	5
Other	28	24
Total other long-term obligations	$ 208	$ 121

Unconditional Purchase Obligations

In the ordinary course of business, we enter into certain unconditional purchase obligations with our suppliers. These are agreements to purchase products and services that are enforceable, legally binding, and specify terms that include fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the payments.

Annual minimum commitments under purchase obligations at July 31, 2024 were as shown in the table below.

(In millions)	Purchase Obligations
Fiscal year ending July 31,	
2025	$ 675
2026	406
2027	91
2028	55
2029	27
Thereafter	413
Total commitments	$ 1,667

10. Leases

We lease office facilities under non-cancellable operating lease arrangements. Our facility leases generally provide for periodic rent increases and may contain escalation clauses and renewal options. Our leases have remaining lease terms of up to 18 years, which include options to extend that are reasonably certain of being exercised. Some of our leases include one or more options to extend the leases for up to 10 years per option, which we are not reasonably certain to exercise. The options to extend are generally at rates to be determined in accordance with the agreements. Options to extend the lease are included in the lease liability if they are reasonably certain of being exercised.

We sublease certain office facilities to third parties. These subleases have remaining lease terms of up to 6 years, one of which includes an option to extend the sublease for up to 5 years.

The components of lease expense were as follows:

	Twelve Months Ended July 31,		
(In millions)	2024	2023	2022
Operating lease cost [(1)]	$ 108	$ 124	$ 105
Variable lease cost	23	20	15
Sublease income	(11)	(12)	(17)
Total net lease cost	$ 120	$ 132	$ 103

[(1)] Includes short-term leases, which were not material for the twelve months ended July 31, 2024, 2023 or 2022.

Supplemental cash flow information related to operating leases was as follows:

	Twelve Months Ended July 31,		
(In millions)	2024	2023	2022
Cash paid for amounts included in the measurement of operating lease liabilities	$ 89	$ 107	$ 104
Right-of-use assets obtained in exchange for operating lease liabilities	$ 35	$ 28	$ 238

Other information related to operating leases was as follows at the dates indicated:

	July 31,		
	2024	2023	2022
Weighted-average remaining lease term for operating leases	7.7 years	7.9 years	8.1 years
Weighted-average discount rate for operating leases	3.3 %	3 %	2.9 %

Future minimum lease payments under non-cancellable operating leases as of July 31, 2024 were as follows:

(In millions)	Operating Leases [(1)]
Fiscal year ending July 31,	
2025	$ 87
2026	88
2027	78
2028	65
2029	68
Thereafter	221
Total future minimum lease payments	607
Less imputed interest	(78)
Present value of lease liabilities	$ 529

[(1)] Non-cancellable sublease proceeds for the fiscal years ending July 31, 2025, 2026, 2027, 2028, 2029, and thereafter of $7 million, $2 million, $2 million, $1 million, $1 million, and $1 million, respectively, are not included in the table above.

Supplemental balance sheet information related to operating leases was as follows at the dates indicated:

(In millions)	July 31, 2024	July 31, 2023
Operating lease right-of-use assets	$ 411	$ 469
Other current liabilities	$ 71	$ 89
Operating lease liabilities	458	480
Total operating lease liabilities	$ 529	$ 569

As of July 31, 2024, we have additional operating leases of $124 million for office facilities that have not yet commenced and therefore are not reflected on the consolidated balance sheets nor in the tables above. These operating leases are expected to commence in fiscal year 2025 with lease terms ranging from nine to 10 years.

11. Income Taxes

The provision for income taxes consisted of the following for the periods indicated:

	Twelve Months Ended July 31,		
(In millions)	2024	2023	2022
Current:			
Federal	$ 984	$ 970	$ 253
State	202	208	93
Foreign	36	86	31
Total current	1,222	1,264	377
Deferred:			
Federal	(523)	(559)	85
State	(97)	(99)	18
Foreign	(15)	(1)	(4)
Total deferred	(635)	(659)	99
Total provision for income taxes	$ 587	$ 605	$ 476

We recognized excess tax benefits on share-based compensation of $183 million, $32 million, and $134 million in the provision for income taxes for the twelve months ended July 31, 2024, 2023, and 2022, respectively.

The sources of income before the provision for income taxes consisted of the following for the periods indicated:

	Twelve Months Ended July 31,		
(In millions)	2024	2023	2022
United States	$ 3,449	$ 2,798	$ 2,433
Foreign	101	191	109
Total	$ 3,550	$ 2,989	$ 2,542

Differences between income taxes calculated using the federal statutory income tax rate and the provision for income taxes were as follows for the periods indicated:

	Twelve Months Ended July 31,		
(In millions)	2024	2023	2022
Income before income taxes	$ 3,550	$ 2,989	$ 2,542
Statutory federal income tax	$ 746	$ 628	$ 534
State income tax, net of federal benefit	83	86	87
Federal research and experimentation credits	(109)	(106)	(94)
Share-based compensation	43	58	45
Excess tax benefits related to share-based compensation	(153)	(26)	(112)
Effects of non-U.S. operations	—	(28)	4
Other, net	(23)	(7)	12
Total provision for income taxes	$ 587	$ 605	$ 476

The state income tax line in the table above includes excess tax benefits related to share-based compensation of $30 million, $6 million, and $22 million for the twelve months ended July 31, 2024, 2023, and 2022, respectively.

In the current global tax policy environment, the U.S. and other domestic and foreign governments continue to consider, and in some cases enact, changes in corporate tax laws. As changes occur, we account for finalized legislation in the period of enactment.

Material deferred tax assets and liabilities were as follows at the dates indicated:

	July 31,	
(In millions)	2024	2023
Deferred tax assets:		
Accruals and reserves not currently deductible	$ 47	$ 31
Capitalized research and development	1,321	667
Operating lease liabilities	137	153
Accrued and deferred compensation	132	90
Loss and tax credit carryforwards	204	256
Share-based compensation	117	94
Other, net	20	27
Total gross deferred tax assets	1,978	1,318
Valuation allowance	(227)	(235)
Total deferred tax assets	1,751	1,083
Deferred tax liabilities:		
Operating lease right-of-use assets	105	128
Intangibles	864	840
Property and equipment	38	8
Other, net	49	47
Total deferred tax liabilities	1,056	1,023
Net deferred tax assets	$ 695	$ 60

The components of total net deferred tax assets, net of valuation allowances, as shown on our consolidated balance sheets were as follows at the dates indicated:

	July 31,	
(In millions)	2024	2023
Long-term deferred income tax assets	$ 698	$ 64
Long-term deferred income tax liabilities included in other long-term obligations	(3)	(4)
Net deferred tax assets	$ 695	$ 60

We have provided a valuation allowance related to California net deferred tax assets primarily related to state research and experimentation tax credit carryforwards, foreign loss carryforwards, and state operating loss carryforwards that we believe are unlikely to be realized. We have a valuation allowance of $227 million and $235 million for the twelve months ended July 31, 2024 and July 31, 2023. The valuation allowance on our net deferred taxes decreased by $8 million for the twelve months ended July 31, 2024. The change in the valuation allowance was primarily related to a decrease in the allowance for foreign net operating loss carryforwards and state research and experimentation tax credit carryforwards, net of an increase in the allowance for California net deferred tax assets. The valuation allowance on our net deferred taxes decreased by $9 million for the twelve months ended July 31, 2023. The change in the valuation allowance was primarily related to a decrease in the allowance for foreign intangible deferred tax assets and foreign net operating loss carryforwards, net of an increase in the allowance for state research and experimentation tax credit carryforwards.

At July 31, 2024, we had federal net operating loss carryforwards of approximately $37 million that will start to expire in fiscal 2032. Utilization of the net operating losses is subject to annual limitation. The annual limitation may result in the expiration of net operating losses before utilization.

At July 31, 2024, we had state net operating loss carryforwards of approximately $150 million for which we have recorded a deferred tax asset of $11 million and a valuation allowance of $6 million. The state net operating loss carryforwards will start to expire in fiscal 2028. Utilization of the net operating losses is subject to annual limitation. The annual limitation may result in the expiration of net operating losses before utilization.

At July 31, 2024, we had foreign net operating loss carryforwards of approximately $19 million which carry forward indefinitely. We maintain a full valuation allowance with respect to the foreign net operating losses as there is not sufficient evidence of future sources of taxable income required to utilize such carryforwards.

At July 31, 2024, we had California research and experimentation credit carryforwards of approximately $335 million. The California research and experimentation credit will carry forward indefinitely.

Unrecognized Tax Benefits

The aggregate changes in the balance of our gross unrecognized tax benefits were as follows for the periods indicated:

	Twelve Months Ended July 31,		
(In millions)	2024	2023	2022
Gross unrecognized tax benefits, beginning balance	$ 246	$ 216	$ 190
Increases related to tax positions from prior fiscal years, including acquisitions	36	11	9
Decreases related to tax positions from prior fiscal years	(12)	(16)	(13)
Increases related to tax positions taken during current fiscal year	95	38	31
Settlements with tax authorities	(1)	(2)	—
Lapse of statute of limitations	(37)	(1)	(1)
Gross unrecognized tax benefits, ending balance	$ 327	$ 246	$ 216

The total amount of our unrecognized tax benefits at July 31, 2024 was $327 million. If we were to recognize these net benefits, our income tax expense would reflect a favorable net impact of $210 million. We do not believe that it is reasonably possible that there will be a significant increase or decrease in unrecognized tax benefits over the next 12 months.

We file U.S. federal, U.S. state, and foreign tax returns. Our major tax jurisdiction is the U.S. federal jurisdiction. For U.S. federal tax returns, we are no longer subject to tax examinations for years prior to fiscal 2021 except for fiscal 2018 and fiscal 2016.

We recognize interest and penalties related to unrecognized tax benefits within the provision for income taxes. Amounts accrued at July 31, 2024 and July 31, 2023 for the payment of interest and penalties were not material. The amounts of interest and penalties that we recognized during the twelve months ended July 31, 2024, 2023, and 2022, were also not material.

We offset a $66 million and $85 million long-term liability for uncertain tax positions against our long-term income tax receivable at July 31, 2024 and July 31, 2023, respectively. The long-term income tax receivable at July 31, 2024 was primarily related to the government's approval of a method of accounting change request for fiscal 2018. The long-term income tax receivable at July 31, 2023 was primarily related to the government's approval of a method of accounting change request for fiscal 2018 and a refund claim related to Credit Karma's alternative minimum tax credit that was recorded as part of the acquisition.

12. Stockholders' Equity

Stock Repurchase Programs and Treasury Shares

Intuit's Board of Directors has authorized a series of common stock repurchase programs. Shares of common stock repurchased under these programs become treasury shares. Under these programs, we repurchased 3.4 million shares of our common stock for $2.0 billion during the twelve months ended July 31, 2024. At July 31, 2024, we had authorization from our Board of Directors for up to $1.9 billion in stock repurchases. On August 20, 2024, our Board of Directors approved an increase in the authorization under the existing stock repurchase program under which we are authorized to repurchase up to an additional $3 billion of our common stock. Future stock repurchases under the current program are at the discretion of management, and authorization of future stock repurchase programs is subject to the final determination of our Board of Directors.

Our treasury shares are repurchased at the market price on the trade date; accordingly, all amounts paid to reacquire these shares have been recorded as treasury stock on our consolidated balance sheets. Any direct costs to acquire treasury stock are recorded to treasury stock on our consolidated balance sheets. Repurchased shares of our common stock are held as treasury shares until they are reissued or retired. When we reissue treasury stock, if the proceeds from the sale are more than the average price we paid to acquire the shares, we record an increase in additional paid-in capital. Conversely, if the proceeds from the sale are less than the average price we paid to acquire the shares, we record a decrease in additional paid-in capital to the extent of increases previously recorded for similar transactions and a decrease in retained earnings for any remaining amount.

In the past, we have satisfied option exercises and restricted stock unit vesting under our employee equity incentive plans by reissuing treasury shares, and we may do so again in the future. For all periods presented, we issued new shares of common stock to satisfy option exercises and RSU vesting under our 2005 Equity Incentive Plan. We have not yet determined the ultimate disposition of the shares that we have repurchased in the past, and consequently we continue to hold them as treasury shares.

Dividends on Common Stock

During the twelve months ended July 31, 2024, we declared cash dividends that totaled $3.60 per share of outstanding common stock, or approximately $1.0 billion. In August 2024, our Board of Directors declared a quarterly cash dividend of $1.04 per share of outstanding common stock payable on October 18, 2024 to stockholders of record at the close of business on October 10, 2024. Future declarations of dividends and the establishment of future record dates and payment dates are subject to the final determination of our Board of Directors.

Description of 2005 Equity Incentive Plan and Credit Karma, Inc. 2015 Equity Incentive Plan

Our stockholders initially approved our 2005 Equity Incentive Plan (2005 Plan) on December 9, 2004. On January 18, 2024, our stockholders approved an Amended and Restated 2005 Equity Incentive Plan (Restated 2005 Plan) that expires on January 18, 2034. Under the Restated 2005 Plan, we are permitted to grant incentive and non-qualified stock options, restricted stock awards, RSUs, stock appreciation rights, and stock bonus awards to our employees, non-employee directors, and consultants. The Compensation and Organizational Development Committee of our Board of Directors or its delegates determine who will receive grants, when those grants will be exercisable, their exercise price, and other terms. We are permitted to issue up to 171.7 million shares under the Restated 2005 Plan, including 3,366,512 shares that were previously available for issuance prior to January 20, 2022 under the Credit Karma Plan, described below, adjusted for the fungible ratio of the Restated 2005 Plan. The plan provides a fungible share reserve. Each stock option granted on or after November 1, 2010 reduces the share reserve by one share and each restricted stock award or restricted stock unit granted reduces the share reserve by 2.3 shares. Stock options forfeited and returned to the pool of shares available for grant increase the pool by one share for each share forfeited. Restricted stock awards and RSUs forfeited and returned to the pool of shares available for grant increase the pool by 2.3 shares for each share forfeited. Shares withheld for income taxes upon vesting of RSUs that were granted on or after July 21, 2016 are also returned to the pool of shares available for grant. Stock options granted under the 2005 Plan and the Restated 2005 Plan typically vest over three to four years based on continued service and have a seven-year term. RSUs granted under those plans typically vest over three to four years based on continued service. Certain RSUs granted to senior management vest based on the achievement of pre-established performance or market goals.

In connection with our acquisition of Credit Karma on December 3, 2020, we assumed the Credit Karma, Inc. 2015 Equity Incentive Plan, as amended (Credit Karma Plan), under which the assumed equity awards were granted. Under the Restated 2005 Plan, effective January 20, 2022, shares available under the Credit Karma Plan became available for grant under the Restated 2005 Plan and no shares may be granted out of the Credit Karma Plan.

Through January 20, 2022, the Credit Karma Plan provided a fungible share reserve. Each restricted stock unit granted reduced the share reserve by one share. RSUs forfeited and returned to the pool of shares available for grant increased the pool by one share for each share forfeited. Shares withheld for income taxes upon vesting of RSUs were also returned to the pool of shares available for grant. After January 20, 2022, shares forfeited and returned to the pool from grants issued out of the Credit Karma Plan increase the pool by 2.3 shares for each share forfeited.

At July 31, 2024, there were approximately 27.3 million shares available for grant under the Restated 2005 Plan and no awards may be granted out of the Credit Karma Plan.

Description of Employee Stock Purchase Plan

On November 26, 1996, our stockholders initially adopted our Employee Stock Purchase Plan (ESPP) under Section 423 of the Internal Revenue Code. The ESPP permits our eligible employees to make payroll deductions to purchase our stock on regularly scheduled purchase dates at a discount. Our stockholders have approved amendments to the ESPP to permit the issuance of up to 25.8 million shares under the ESPP, which expires upon the earliest to occur of (a) termination of the ESPP by our Board of Directors, or (b) issuance of all the shares of Intuit's common stock reserved for issuance under the ESPP. Offering periods under the ESPP are six months in duration and composed of two consecutive three-month accrual periods. Shares are purchased at 85% of the lower of the closing price for Intuit common stock on the first day of the offering period or the last day of the accrual period.

Under the ESPP, employees purchased 360,028 shares of Intuit common stock during the twelve months ended July 31, 2024; 399,975 shares during the twelve months ended July 31, 2023; and 326,961 shares during the twelve months ended July 31, 2022. At July 31, 2024, there were 1,963,952 shares available for issuance under this plan.

Share-Based Compensation Expense

The following table summarizes the total share-based compensation expense that we recorded in operating income for the periods shown.

	Twelve Months Ended July 31,		
(In millions, except per share amounts)	2024	2023	2022
Cost of service revenue	$ 398	$ 371	$ 137
Cost of product and other revenue	4	3	9
Selling and marketing	506	429	309
Research and development	639	532	521
General and administrative	368	377	332
Restructuring	25	—	—
Total share-based compensation expense	1,940	1,712	1,308
Income tax benefit	(594)	(373)	(396)
Decrease in net income	$ 1,346	$ 1,339	$ 912
Decrease in net income per share:			
Basic	$ 4.81	$ 4.77	$ 3.26
Diluted	$ 4.74	$ 4.73	$ 3.21

We capitalized no share-based compensation related to internal use software projects during the twelve months ended July 31, 2024 and 2023, and $1 million during the twelve months ended July 31, 2022.

Determining Fair Value

Valuation and Amortization Methods

RSUs granted typically vest based on continued service. We value these time-based RSUs at the date of grant using the intrinsic value method. We amortize the fair value of time-based RSUs on a straight-line basis over the service period. These time-based RSUs accounted for approximately 90% of our total share-based compensation expense during the twelve months ended July 31, 2024. Certain RSUs granted to senior management vest based on the achievement of pre-established market or performance goals. We estimate the fair value of market-based RSUs at the date of grant using a Monte Carlo valuation methodology and amortize those fair values over the requisite service period for each separately vesting tranche of the award. The Monte Carlo methodology that we use to estimate the fair value of market-based RSUs at the date of grant incorporates into the valuation the possibility that the market condition may not be satisfied. Provided that the requisite service is rendered, the total fair value of the market-based RSUs at the date of grant must be recognized as compensation expense even if the market condition is not achieved. However, the number of shares that ultimately vest can vary significantly with the performance of the specified market criteria. We estimate the fair value of performance-based RSUs at the date of grant using

the intrinsic value method and the probability that the specified performance criteria will be met. Each quarter, we update our assessment of the probability that the specified performance criteria will be achieved and adjust our estimate of the fair value of the performance-based RSUs if necessary. We amortize the fair values of performance-based RSUs over the requisite service period for each separately vesting tranche of the award. All of the RSUs we grant have dividend rights that are subject to the same vesting requirements as the underlying equity awards, so we do not adjust the market price of our stock on the date of grant for dividends.

We estimate the fair value of stock options granted using a lattice binomial model and a multiple option award approach. Our stock options have various restrictions, including vesting provisions and restrictions on transfer, and are often exercised prior to their contractual maturity. We believe that lattice binomial models are more capable of incorporating the features of our stock options than closed-form models such as the Black Scholes model. The use of a lattice binomial model requires the use of extensive actual employee exercise behavior and a number of complex assumptions, including the expected volatility of our stock price over the term of the options, risk-free interest rates and expected dividends. We amortize the fair value of options on a straight-line basis over the requisite service periods of the awards, which are generally the vesting periods.

Expected Term. The expected term of options granted represents the period of time that they are expected to be outstanding and is a derived output of the lattice binomial model. The expected term of stock options is impacted by all of the underlying assumptions and calibration of our model. The lattice binomial model assumes that option exercise behavior is a function of the option's remaining vested life and the extent to which the market price of our common stock exceeds the option exercise price. The lattice binomial model estimates the probability of exercise as a function of these two variables based on the history of exercises and cancellations on all past option grants made by us.

Expected Volatility. We estimate the volatility of our common stock at the date of grant based on the implied volatility of one-year and two-year publicly traded options on our common stock. Our decision to use implied volatility was based upon the availability of actively traded options on our common stock and our assessment that implied volatility is more representative of future stock price trends than historical volatility.

Risk-Free Interest Rate. We base the risk-free interest rate that we use in our option valuation model on the implied yield in effect at the time of option grant on constant maturity U.S. Treasury issues with equivalent remaining terms.

Dividends. We use an annualized expected dividend yield in our option valuation model. We paid quarterly cash dividends during all years presented and currently expect to continue to pay cash dividends in the future.

Forfeitures. We adjust share-based compensation expense for actual forfeitures as they occur.

We used the following assumptions to estimate the fair value of stock options granted and shares purchased under our Employee Stock Purchase Plan for the periods indicated:

	Twelve Months Ended July 31,		
	2024	2023	2022
Assumptions for stock options:			
Expected volatility (range)	31 %	30.41% - 33.19%	35 %
Weighted-average expected volatility	31 %	30.67 %	35 %
Risk-free interest rate (range)	4.13 %	3.52% - 4.46%	2.73 %
Expected dividend yield	0.57 %	0.63 %	0.61 %
Assumptions for ESPP:			
Expected volatility (range)	27% - 36%	38% - 48%	26% - 39%
Weighted-average expected volatility	31 %	42 %	23 %
Risk-free interest rate (range)	4.94% - 5.55%	1.59% - 4.74%	0.04% - 0.44%
Expected dividend yield (range)	0.57% - 0.75%	0.74% - 0.81%	0.47% - 0.59%

Share-Based Awards Available for Grant

A summary of share-based awards available for grant under our plans for the fiscal periods indicated was as follows:

(Shares in thousands)	Shares Available for Grant
Balance at July 31, 2021	**16,851**
Additional shares authorized	19,903
Restricted stock units granted [1]	(14,868)
Options granted	(400)
Share-based awards canceled/forfeited/expired [1][2]	4,774
Balance at July 31, 2022	**26,260**
Restricted stock units granted [1]	(12,098)
Options granted	(413)
Share-based awards canceled/forfeited/expired [1][2]	5,277
Balance at July 31, 2023	**19,026**
Additional shares authorized	12,200
Restricted stock units granted [1]	(9,782)
Options granted	(326)
Share-based awards canceled/forfeited/expired [1][2]	6,199
Balance at July 31, 2024	**27,317**

(1) RSUs granted from the pool of shares available for grant under our Restated 2005 Plan reduce the pool by 2.3 shares for each share granted. RSUs forfeited and returned to the pool of shares available for grant under the Restated 2005 Plan increase the pool by 2.3 shares for each share forfeited. Through January 20, 2022, shares granted from the Credit Karma Plan reduce the pool by one share for each share granted and shares forfeited and returned to the pool from the Credit Karma Plan increase the pool by one share for each share forfeited. Beginning January 20, 2022, shares forfeited and returned to the pool from the Credit Karma Plan increase the pool by 2.3 shares for each share forfeited. No shares were granted from the Credit Karma Plan after January 20, 2022.

(2) Stock options and RSUs canceled, expired, or forfeited under our Restated 2005 Plan and Credit Karma Plan are returned to the pool of shares available for grant. Under the Restated 2005 Plan, shares withheld for income taxes upon vesting of RSUs that were granted on or after July 21, 2016 are also returned to the pool of shares available for grant. Stock options and RSUs canceled, expired, or forfeited under older expired plans are not returned to the pool of shares available for grant. Under the Credit Karma Plan, shares withheld for income taxes are also returned to the pool of shares available for grant.

Restricted Stock Unit and Restricted Stock Activity

A summary of RSU and restricted stock activity for the periods indicated was as follows:

(Shares in thousands)	Number of Shares	Weighted-Average Grant Date Fair Value
Nonvested at July 31, 2021	**9,038**	**$345.86**
Granted[(1)]	6,634	466.12
Vested	(3,154)	351.80
Forfeited	(1,051)	351.15
Nonvested at July 31, 2022	**11,467**	**413.32**
Granted	5,260	452.45
Vested	(4,019)	414.12
Forfeited	(814)	364.45
Nonvested at July 31, 2023	**11,894**	**433.70**
Granted	4,253	590.59
Vested	(4,233)	439.08
Forfeited	(990)	390.17
Nonvested at July 31, 2024	**10,924**	**$496.64**

(1) This includes approximately 583,000 RSUs granted to employees of Mailchimp in substitution of outstanding equity incentive awards with a grant date fair value of $355 million and approximately 325,000 RSUs granted to employees of Mailchimp in connection with the acquisition with a grant date fair value of $211 million. See Note 7, "*Business Combinations.*"

Additional information regarding our RSUs is shown in the table below.

	Twelve Months Ended July 31,		
(In millions)	2024	2023	2022
Total fair market value of shares vested	$ 2,575	$ 1,673	$ 1,658
Share-based compensation for RSUs	$ 1,857	$ 1,636	$ 1,248
Total tax benefit related to RSU share-based compensation expense	$ 545	$ 339	$ 375
Cash tax benefits realized for tax deductions for RSUs	$ 526	$ 347	$ 334

At July 31, 2024, there was $5.0 billion of unrecognized compensation cost related to non-vested RSUs and restricted stock with a weighted-average vesting period of 2.9 years. We will adjust unrecognized compensation cost for actual forfeitures as they occur.

Stock Option Activity

A summary of stock option activity for the periods indicated was as follows:

	Options Outstanding	
(Shares in thousands)	Number of Shares	Weighted-Average Exercise Price Per Share
Balance at July 31, 2021	**2,204**	**$251.48**
Granted	400	448.59
Exercised	(242)	164.94
Canceled or expired	(70)	426.22
Balance at July 31, 2022	**2,292**	**289.62**
Granted	413	489.85
Exercised	(551)	163.64
Canceled or expired	(24)	368.72
Balance at July 31, 2023	**2,130**	**360.17**
Granted	326	626.32
Exercised	(570)	212.89
Canceled or expired	(114)	467.16
Balance at July 31, 2024	**1,772**	**$449.66**

Information regarding stock options outstanding as of July 31, 2024 is summarized below:

	Number of Shares (in thousands)	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price per Share	Aggregate Intrinsic Value (in millions)
Options outstanding	1,772	4.54	$449.66	$350
Options exercisable	946	3.22	$372.54	$260

The aggregate intrinsic values at July 31, 2024 are calculated as the difference between the exercise price of the underlying options and the market price of our common stock for shares that were in-the-money at that date. In-the-money options at July 31, 2024 were options that had exercise prices that were lower than the $647.35 market price of our common stock at that date.

Additional information regarding our stock options and ESPP shares is shown in the table below.

	Twelve Months Ended July 31,		
(In millions, except per share amounts)	2024	2023	2022
Weighted-average fair value of options granted (per share)	$ 188.54	$ 144.92	$ 136.76
Total grant date fair value of options vested	$ 38	$ 33	$ 25
Aggregate intrinsic value of options exercised	$ 209	$ 150	$ 78
Share-based compensation expense for stock options and ESPP	$ 83	$ 76	$ 60
Total tax benefit for stock option and ESPP share-based compensation	$ 49	$ 34	$ 21
Cash received from option exercises	$ 121	$ 90	$ 40
Cash tax benefits realized related to tax deductions for non-qualified option exercises and disqualifying dispositions under all share-based payment arrangements	$ 49	$ 31	$ 37

At July 31, 2024, there was $131 million of unrecognized compensation cost related to non-vested stock options with a weighted-average vesting period of 3.2 years. We will adjust unrecognized compensation cost for actual forfeitures as they occur.

Accumulated Other Comprehensive Loss

Comprehensive income consists of two elements, net income and other comprehensive income (loss). Other comprehensive income (loss) items are recorded in the stockholders' equity section of our consolidated balance sheets and excluded from net income. Our other comprehensive income (loss) consists of unrealized gains and losses on marketable debt securities classified as available-for-sale and foreign currency translation adjustments for subsidiaries with functional currencies other than the U.S. dollar.

The following table shows the components of accumulated other comprehensive loss, net of income taxes, in the stockholders' equity section of our consolidated balance sheets at the dates indicated.

	July 31,	
(In millions)	2024	2023
Unrealized loss on available-for-sale debt securities	$ —	$ (7)
Foreign currency translation adjustments	(54)	(48)
Total accumulated other comprehensive loss	$ (54)	$ (55)

13. Benefit Plans

Non-Qualified Deferred Compensation Plan

Intuit's Executive Deferred Compensation Plan provides that executives who meet minimum compensation requirements are eligible to defer up to 75% of their salaries and up to 75% of their bonuses. We have agreed to credit the participants' contributions with earnings that reflect the performance of certain independent investment funds. We do not guarantee above-market interest on account balances. We may also make discretionary employer contributions to participant accounts in certain circumstances. The timing, amounts, and vesting schedules of employer contributions are at the sole discretion of the Compensation and Organizational Development Committee of our Board of Directors or its delegate. The benefits under this plan are unsecured and are general assets of Intuit. Participants are generally eligible to receive payment of their vested benefit at the end of their elected deferral period or after termination of their employment with Intuit for any reason or at a later date to comply with the restrictions of Section 409A of the Internal Revenue Code. Participants may elect to receive their payments in a lump sum or installments. Discretionary company contributions and the related earnings vest completely upon the participant's disability, death, or a change in control of Intuit. We made no employer contributions to the plan for any period presented.

We had liabilities related to this plan of $207 million at July 31, 2024, and $171 million at July 31, 2023. We have matched the plan liabilities with similar-performing assets, which are primarily investments in life insurance contracts. These assets are recorded in other long-term assets, while liabilities related to obligations are recorded in other current liabilities on our consolidated balance sheets.

401(k) Plans

In the United States, employees who participate in the Intuit Inc. 401(k) Plan may currently contribute up to 50% of pre-tax compensation, subject to IRS limitations and the terms and conditions of the plan. We match a portion of employee contributions, currently 125% up to six percent of compensation, subject to maximum aggregate matching amounts and IRS limitations.

Additionally, Credit Karma employees in the United States who participate in the Credit Karma 401(k) Plan may currently contribute up to 90% of pre-tax compensation, subject to IRS limitations and the terms and conditions of the plan. We match a portion of Credit Karma employee contributions, currently 100% up to six percent of compensation each pay period, subject to maximum aggregate matching amounts and IRS limitations.

Matching contributions for both plans were $138 million for the twelve months ended July 31, 2024; $136 million for the twelve months ended July 31, 2023; and $118 million for the twelve months ended July 31, 2022.

14. Legal Proceedings

Beginning in May 2019, various legal proceedings were filed and certain regulatory inquiries were commenced in connection with our provision and marketing of free online tax preparation programs. We believe that the allegations contained within these legal proceedings are without merit and continue to defend our interests in them. These proceedings included, among others, a putative class action in the Northern District of California in September 2019 (the Intuit Free File Litigation). In August 2020, the Ninth Circuit Court of Appeals ordered that the putative class action claims be resolved through arbitration. In May 2021, the Intuit Free File Litigation was dismissed on a non-class basis after we entered into an agreement that resolved the matter on an individual non-class basis, without any admission of wrongdoing, for an amount that was not material. These proceedings also include a class action lawsuit that was filed in the Ontario (Canada) Superior Court of Justice on August 25, 2022.

These proceedings also included individual demands for arbitration that were filed beginning in October 2019. As of January 31, 2023, we settled all of these arbitration claims, without any admission of wrongdoing, for an amount that was not material. In June 2021, we received a demand and draft complaint from the Federal Trade Commission (FTC) and certain state attorneys general relating to the ongoing inquiries described above. On March 29, 2022, the FTC filed an action in federal court seeking a temporary restraining order and a preliminary injunction enjoining certain Intuit business practices pending resolution of the FTC's administrative complaint seeking to permanently enjoin certain Intuit business practices (the FTC Actions). On April 22, 2022, the Northern District of California denied the FTC's requests for a temporary restraining order and a preliminary injunction. Beginning on March 27, 2023, a final hearing on the administrative action was held before an administrative law judge (ALJ) at the FTC and, on August 29, 2023, the FTC's ALJ issued a decision in favor of the FTC and adverse to Intuit. On January 19, 2024, the FTC Commissioners affirmed the ALJ's decision and issued a final order that requires us to adhere to certain marketing practices and does not contain any monetary penalties. On January 21, 2024, we filed a petition for review with the United States Court of Appeals for the Fifth Circuit and this appeal is pending. The FTC's order became effective on March 23, 2024, and is now pending review by the Court of Appeals. We intend to continue to defend our position on the merits of this case. However, the defense and resolution of this matter could involve significant costs. The state attorneys general did not join the FTC Actions, and, on May 4, 2022, we entered into a settlement agreement with the attorneys general of the 50 states and the District of Columbia, admitting no wrongdoing, that resolved the states' inquiry, as well as actions brought by the Los Angeles City Attorney and the Santa Clara County (California) Counsel. As part of this agreement, we agreed to pay $141 million and made certain commitments regarding our advertising and marketing practices. We recorded this as a one-time charge in the quarter ended April 30, 2022, and paid the full amount to the fund administrator in the quarter ended January 31, 2023.

In view of the complexity and ongoing and uncertain nature of the outstanding proceedings and inquiries, at this time, we are unable to estimate a reasonably possible financial loss or range of financial loss that we may incur to resolve or settle the remaining matters.

To date, the legal and other fees we have incurred related to these proceedings and inquiries have not been material. The ongoing defense and any resolution or settlement of these proceedings and inquiries could involve significant costs to us.

Intuit is subject to certain routine legal proceedings, including class action lawsuits, as well as demands, claims, government inquiries, and threatened litigation, that arise in the normal course of our business, including assertions that we may be infringing patents or other intellectual property rights of others. Our failure to obtain necessary licenses or other rights, or litigation arising out of intellectual property claims could adversely affect our business. We currently believe that, in addition to any amounts accrued, the amount of potential losses, if any, for any pending claims of any type (either alone or combined) will not have a material impact on our consolidated financial statements. The ultimate outcome of any legal proceeding is uncertain and, regardless of outcome, legal proceedings can have an adverse impact on Intuit because of defense costs, negative publicity, diversion of management resources, and other factors.

15. Segment Information

We have defined our four reportable segments, described below, based on factors such as how we manage our operations and how our chief operating decision maker views results. We define the chief operating decision maker as our Chief Executive Officer and our Chief Financial Officer. Our chief operating decision maker organizes and manages our business primarily on the basis of service and product offerings.

On November 1, 2021, we acquired Mailchimp in a business combination. Our Mailchimp offerings are part of our Small Business & Self-Employed segment. The related revenue is primarily included within Online Services in the revenue disaggregation below. We have included the results of operations of Mailchimp in our consolidated statements of operations from the date of acquisition.

On August 1, 2023, we reorganized certain technology functions in our Consumer and ProTax segments that support and benefit our overall platform. Additionally, certain workplace and real estate functions in our Small Business & Self-Employed segment are now managed at the corporate level. As a result of these reorganizations, costs associated with these functions are no longer included in segment operating income and are now included in other corporate expenses. For the twelve months ended July 31, 2023 and 2022, we reclassified expenses totaling $49 million and $21 million from Small Business &

Self-Employed, $168 million and $150 million from Consumer, and $60 million and $64 million from ProTax to other corporate expenses, respectively.

On August 1, 2024, we renamed our Small Business & Self-Employed segment as the Global Business Solutions segment. This new name better aligns with the global reach of the Mailchimp and QuickBooks platform, our focus on serving both small and mid-market businesses, and our vision to become the end-to-end platform that customers use to grow and run their business.

Small Business & Self-Employed**:** This segment serves small and mid-market businesses and the self-employed around the world, and the accounting professionals who assist and advise them. Our QuickBooks offerings include financial and business management online services and desktop software, payroll solutions, time tracking, merchant payment processing and bill pay solutions, checking accounts through an FDIC member bank partner, and financing for small businesses. Our Mailchimp offerings include marketing automation and customer relationship management.

Consumer**:** This segment serves consumers and includes do-it-yourself and assisted TurboTax income tax preparation products and services sold in the U.S. and Canada.

Credit Karma**:** This segment serves consumers with a personal finance platform that provides personalized recommendations of credit card, home, auto, and personal loan, and insurance products; online savings and checking accounts through an FDIC member bank partner; and access to their credit scores and reports, credit and identity monitoring, credit report dispute, credit building tools, and tools to help understand net worth and make financial progress.

ProTax**:** This segment serves professional accountants in the U.S. and Canada, who are essential to both small business success and tax preparation and filing. Our professional tax offerings include Lacerte, ProSeries, and ProConnect Tax Online in the U.S., and ProFile and ProTax Online in Canada.

All of our segments operate primarily in the United States and sell primarily to customers in the United States. Total international net revenue was approximately 8% of consolidated total net revenue in each of the twelve months ended July 31, 2024, 2023, and 2022.

We include expenses such as corporate selling and marketing, product development, general and administrative, and non-employment related legal and litigation settlement costs, which are not allocated to specific segments, in unallocated corporate items as part of other corporate expenses. For our Credit Karma reportable segment, segment expenses include certain direct expenses related to selling and marketing, product development, and general and administrative. Unallocated corporate items for all segments include share-based compensation, amortization of acquired technology, amortization of other acquired intangible assets, goodwill and intangible asset impairment charges, professional fees and transaction charges related to business combinations, and restructuring charges.

The accounting policies of our reportable segments are the same as those described in the summary of significant accounting policies in Note 1. Except for goodwill and acquired intangible assets, we do not generally track assets by reportable segment and, consequently, we do not disclose total assets by reportable segment. See Note 6, *"Goodwill and Acquired Intangible Assets,"* for goodwill by reportable segment.

The following table shows our financial results by reportable segment for the periods indicated.

(In millions)	Twelve Months Ended July 31, 2024	2023	2022
Net revenue:			
Small Business & Self-Employed	$ 9,533	$ 8,038	$ 6,460
Consumer	4,445	4,135	3,915
Credit Karma	1,708	1,634	1,805
ProTax	599	561	546
Total net revenue	$ 16,285	$ 14,368	$ 12,726
Operating income:			
Small Business & Self-Employed	$ 5,748	$ 4,581	$ 3,520
Consumer	2,920	2,875	2,633
Credit Karma	414	428	531
ProTax	487	455	447
Total segment operating income	9,569	8,339	7,131
Unallocated corporate items:			
Share-based compensation expense	(1,915)	(1,712)	(1,308)
Other corporate expenses	(3,172)	(2,840)	(2,696)
Amortization of acquired technology	(146)	(163)	(140)
Amortization of other acquired intangible assets	(483)	(483)	(416)
Restructuring charges [1]	(223)	—	—
Total unallocated corporate items	(5,939)	(5,198)	(4,560)
Total operating income	$ 3,630	$ 3,141	$ 2,571

[1] Includes $25 million in share-based compensation expense associated with our restructuring plan for the twelve months ended July 31, 2024. See Note 16, "*Restructuring*" for more information.

Revenue classified by significant service and product offerings was as follows:

(In millions)	Twelve Months Ended July 31, 2024	2023	2022
Net revenue:			
QuickBooks Online Accounting	$ 3,379	$ 2,849	$ 2,267
Online Services	3,513	2,910	2,171
Total Online Ecosystem	6,892	5,759	4,438
QuickBooks Desktop Accounting	1,389	1,110	851
Desktop Services and Supplies	1,252	1,169	1,171
Total Desktop Ecosystem	2,641	2,279	2,022
Small Business & Self-Employed	9,533	8,038	6,460
Consumer	4,445	4,135	3,915
Credit Karma	1,708	1,634	1,805
ProTax	599	561	546
Total net revenue	$ 16,285	$ 14,368	$ 12,726

16. Restructuring

In July 2024, our management approved, committed to, and initiated a plan of reorganization (the Plan) focused on reallocating resources to our key growth areas. The Plan includes the exit of employees and the closing of real estate sites in certain markets in service to growing technology teams and capabilities in strategic locations. We expect the actions associated with the Plan to be substantially complete by the first quarter of fiscal 2025. Restructuring costs associated with the Plan are estimated to be approximately $247 million. During the twelve months ended July 31, 2024, we recorded a $223 million charge in connection with the Plan. This charge is primarily related to severance and employee benefits and is recorded to restructuring in our consolidated statements of operations. Any changes to the estimates of executing the Plan will be reflected in future results of operations.

The following table summarizes the activity for the Plan by segment.

(In millions)	Accrued July 31, 2023	Initial Costs	Cash Payments	Non-Cash Items	Accrued July 31, 2024	Total Costs Incurred to Date	Total Expected Plan Cost
Small Business & Self-Employed	$ —	$ 96	$ —	$ (12)	$ 84	$ 96	$ 110
Consumer	—	9	—	—	9	9	10
Credit Karma	—	—	—	—	—	—	—
ProTax	—	2	—	—	2	2	2
Corporate	—	116	—	(24)	92	116	125
Totals	$ —	$ 223	$ —	$ (36)	$ 187	$ 223	$ 247

The liability for restructuring charges is included in accrued compensation and related liabilities in the accompanying consolidated balance sheets.

INTUIT INC.
SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

(In millions)	Beginning Balance	Additions Charged to Expense/ Revenue	Deductions	Ending Balance
Year ended July 31, 2024				
Allowance for doubtful accounts	$ 7	$ 61	$ (63)	$ 5
Reserve for returns, credits, and promotional discounts	32	302	(294)	40
Year ended July 31, 2023				
Allowance for doubtful accounts	$ 31	$ 57	$ (81)	$ 7
Reserve for returns, credits, and promotional discounts	31	261	(260)	32
Year ended July 31, 2022				
Allowance for doubtful accounts	$ 96	$ 74	$ (139)	$ 31
Reserve for returns, credits, and promotional discounts	31	247	(247)	31

ITEM 9 - CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A - CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Based upon an evaluation of the effectiveness of disclosure controls and procedures, Intuit's Chief Executive Officer (CEO) and Chief Financial Officer (CFO) have concluded that as of the end of the period covered by this Annual Report on Form 10-K our disclosure controls and procedures as defined under Exchange Act Rules 13a-15(e) and 15d-15(e) were effective to provide reasonable assurance that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized, and reported within the time periods specified by the Securities and Exchange Commission and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of July 31, 2024 based on the guidelines established in *Internal Control – Integrated Frame*work issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on the results of our evaluation, our management has concluded that our internal control over financial reporting was effective as of July 31, 2024 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles. We reviewed the results of management's assessment with the Audit and Risk Committee of Intuit's Board of Directors.

Ernst & Young LLP, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of July 31, 2024. Their report is included in Item 8 of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting during the quarterly period ended July 31, 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our CEO and CFO, believes that our disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives and that they are effective at the reasonable assurance level. However, no matter how well conceived and executed, a control system can provide only reasonable and not absolute assurance that the objectives of the control system are met. The design of any control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. There are also limitations that are inherent in any control system. These limitations include the realities that breakdowns can occur because of errors in judgment or mistakes, and that controls can be circumvented by individual persons, by collusion of two or more people, or by management override of the controls. Because of these inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ITEM 9B - OTHER INFORMATION

During the three months ended July 31, 2024, none of our directors or officers (as defined in Rule 16a-1(f) of the Exchange Act) adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement" (as defined in Item 408 of Regulation S-K).

ITEM 9C - DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

PART III

ITEM 10 - DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

We maintain a Code of Conduct and Ethics that applies to all employees, including all officers. We also maintain a Board of Directors Code of Ethics that applies to all members of our Board of Directors. Our Code of Conduct and Ethics and Board of Directors Code of Ethics incorporate guidelines designed to deter wrongdoing and to promote honest and ethical conduct and compliance with applicable laws and regulations. Our Code of Conduct and Ethics and Board of Directors Code of Ethics are published on our Investor Relations website at *https://investors.intuit.com/corporate-governance/conduct-and-guidelines/default.aspx*. We disclose amendments to certain provisions of our Code of Conduct and Ethics and Board of Directors Code of Ethics, or waivers of such provisions granted to executive officers and directors, on this website.

The other information required by this Item 10 regarding directors is incorporated by reference from the information contained in our Proxy Statement to be filed with the U.S. Securities and Exchange Commission in connection with the solicitation of proxies for our 2025 Annual Meeting of Stockholders (the "2025 Proxy Statement") under the sections entitled "Proposal No. 1 - Election of Directors – Our Board Nominees" and "Corporate Governance." Certain information required by this Item 10 regarding executive officers is set forth in Item 1 of Part I of this report under the heading "Information about our Executive Officers."

The information required by Item 408(b) of Regulation S-K is incorporated by reference from the information contained in our 2025 Proxy Statement under the heading "Corporate Governance – Insider Trading Policy."

ITEM 11 - EXECUTIVE COMPENSATION

The information required by this Item 11 is incorporated by reference from the information contained in our 2025 Proxy Statement under the sections entitled "Compensation and Organizational Development Committee Report," "Compensation Discussion and Analysis," "Director Compensation," "Equity Compensation Plan Information," and "Executive Compensation Tables."

ITEM 12 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item 12 is incorporated by reference from the information contained in our 2025 Proxy Statement under the sections entitled "Stock Ownership Information" and "Executive Compensation Tables."

ITEM 13 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item 13 is incorporated by reference from the information contained in our 2025 Proxy Statement under the sections entitled "Corporate Governance – Director Independence" and "Corporate Governance – Transactions with Related Persons."

ITEM 14 - PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item 14 is incorporated by reference from the information contained in our 2025 Proxy Statement under the section entitled "Proposal No. 3 - Ratification of Selection of Independent Registered Public Accounting Firm."

PART IV

ITEM 15 - EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this report:

1. Financial Statements – See Index to Consolidated Financial Statements in Part II, Item 8.
2. Financial Statement Schedules – See Index to Consolidated Financial Statements in Part II, Item 8.
3. Exhibits

Exhibit Number	Exhibit Description	Filed Herewith	Incorporated by Reference Form/File No.	Date
2.01	Equity Purchase Agreement, dated September 13, 2021, by and among Intuit Inc., a Delaware corporation, The Rocket Science Group LLC, a Georgia limited liability company, VERP Holdings I, LLC, a Georgia limited liability company, VERP Holdings II, LLC, a Georgia limited liability company, DMK RSG, LLC, a Delaware limited liability company, DMK Life LLC, a Delaware limited liability company, DMK 10 LLC, a Delaware limited liability company, DMK 20 LLC, a Delaware limited liability company, DMK RSG Holdco LLC, a Delaware limited liability company, and Benjamin Chestnut, an individual resident of the State of Georgia, as the Sellers' Representative*		8-K	9/13/2021
3.01	Restated Intuit Certificate of Incorporation, dated as of January 19, 2000		10-Q	6/14/2000
3.02	Bylaws of Intuit Inc., as amended and restated on July 27, 2023		8-K	8/2/2023
4.01	Form of Specimen Certificate for Intuit's Common Stock		10-K	9/15/2009
4.02	Description of Common Stock		10-K	8/30/2019
4.03	Indenture, dated as of June 29, 2020, between Intuit and U.S. Bank National Association, as trustee		8-K	6/29/2020
4.04	Form of 0.950% Senior Note due 2025		8-K	6/29/2020
4.05	Form of 1.350% Senior Note due 2027		8-K	6/29/2020
4.06	Form of 1.650% Senior Note due 2030		8-K	6/29/2020
4.07	Supplemental Indenture, dated as of September 15, 2023, between Intuit Inc. and U.S. Bank Trust Company, National Association, as trustee		8-K	9/15/2023
4.08	Form of 5.250% Senior Note due 2026		8-K	9/15/2023
4.09	Form of 5.125% Senior Note due 2028		8-K	9/15/2023
4.10	Form of 5.200% Senior Note due 2033		8-K	9/15/2023
4.11	Form of 5.500% Senior Note due 2053		8-K	9/15/2023
10.01+	Intuit Inc. Amended and Restated 2005 Equity Incentive Plan, as amended through January 18, 2024		10-Q	1/18/2024
10.02+	Intuit Inc. Amended and Restated 2005 Equity Incentive Plan, as amended through January 20, 2022		10-K	3/2/2022

Exhibit Number	Exhibit Description	Filed Herewith	Incorporated by Reference Form/File No.	Date
10.03+	Intuit Inc. Performance Incentive Plan, Amended and Restated effective October 25, 2023		10-Q	11/28/2023
10.04+	Forms of Equity Grants Agreements: CEO, EVP, and SVP Stock Option; EVP and SVP Performance-Based Restricted Stock Unit; CEO Restricted Stock Unit; and EVP and SVP Restricted Stock Unit	X		
10.05+	Forms of Equity Grants Agreements: CEO, EVP, and SVP Stock Option; EVP and SVP Performance-Based Restricted Stock Unit; CEO Restricted Stock Unit; and EVP and SVP Restricted Stock Unit		10-K	9/1/2023
10.06+	Forms of Equity Grant Agreements: CEO Performance-Based Restricted Stock Unit; Executive Performance-Based Restricted Stock Unit		10-K	9/2/2022
10.07+	Forms of Equity Grant Agreements: Executive Chairman Non-Qualified Stock Option; Executive Chairman Service-Based Restricted Stock Unit; Executive Chairman Performance-Based Restricted stock Unit; CEO Performance-Based Restricted Stock Unit; Executive Performance-Based Restricted Stock Unit; Service-Based Restricted Stock Unit (non-focal)		10-K	9/8/2021
10.08+	Forms of Equity Grant Agreements: Executive Chair and EVP Service-Based Restricted Stock Unit; Executive Chair and EVP TSR Performance-Based Restricted Stock Unit; CEO Service-Based Restricted Stock Unit; CEO TSR Performance-Based Restricted Stock Unit		10-K	8/31/2020
10.09+	Forms of Equity Grant Agreements: Executive Chair and EVP Restricted Stock Unit, and CEO Restricted Stock Unit		10-K	8/30/2019
10.10+	Forms of Equity Grant Agreements: EVP-SVP TSR Performance-Based Restricted Stock Unit, CEO TSR Performance-Based Restricted Stock Unit, EVP Time-Based Restricted Stock Unit, CEO Restricted Stock Unit, Stock Option - 4 year vest, Time-Based RSU - 4 year vest (focal), New Hire Time-Based Restricted Stock Unit - 4 year vest		10-K	8/31/2018
10.11+	Form of Amended and Restated 2005 Equity Incentive Plan Non-Qualified Stock Option Grant Agreement: New Hire, Promotion, Retention or Focal Grant		10-K	9/13/2013
10.12+	Credit Karma, Inc. 2015 Equity Incentive Plan, as amended		S-8 333-251096	12/3/2020
10.13+	Form of Restricted Stock Unit Agreement under the Credit Karma, Inc. 2015 Equity Incentive Plan		S-8 333-251096	12/3/2020
10.14+	Form of Restricted Stock Unit Agreement under the Credit Karma, Inc. 2015 Equity Incentive Plan		S-8 333-251096	12/3/2020
10.15+	Form of Restricted Stock Unit Agreement under the Credit Karma, Inc. 2015 Equity Incentive Plan		S-8 333-251096	12/3/2020
10.16+	Intuit Inc. Amended and Restated Employee Stock Purchase Plan, as amended through January 19, 2023		10-Q	2/23/2023
10.17+	Intuit Inc. Employee Stock Purchase Plan, as amended through January 19, 2022		10-Q	3/2/2022
10.18+	Intuit Inc. Amended Non-Employee Director Compensation Program, effective January 20, 2022		8-K	1/24/2022
10.19+	Description of Non-Employee Director Compensation, approved October 31, 2018 and effective January 17, 2019		10-Q	11/20/2018

Exhibit Number	Exhibit Description	Filed Herewith	Incorporated by Reference Form/File No.	Date
10.20+	Description of Non-Employee Director Compensation, approved October 19, 2017 and effective January 18, 2018		10-Q	11/20/2017
10.21+	Non-employee Director Compensation Program, effective January 21, 2016		10-Q	2/25/2016
10.22+	Forms of Non-employee Director Restricted Stock Unit Agreements		10-Q	11/20/2017
10.23+	Form of Director Restricted Stock Units Conversion Grant Agreement		10-Q	3/1/2013
10.24+	Fourth Amended and Restated Management Stock Purchase Program		10-Q	2/22/2019
10.25+	Intuit Executive Relocation Policy		10-K	8/31/2018
10.26+	Intuit Inc. Non-qualified Deferred Compensation Plan, effective January 1, 2009		10-Q	11/20/2017
10.27+	Intuit Inc. 2005 Executive Deferred Compensation Plan, effective January 1, 2005		10-Q	12/10/2004
10.28+	Intuit Executive Deferred Compensation Plan, effective March 15, 2002		10-Q	5/31/2002
10.29+	Amended and Restated Intuit Inc. Performance Incentive Plan, adopted October 28, 2020		10-Q	11/19/2020
10.30+	Form of Indemnification Agreement entered into by Intuit with each of its directors and certain officers		10-Q	2/23/2017
10.31+	Letter regarding Terms of Employment by and between Intuit Inc. and Sandeep Aujla, dated February 17, 2023 and effective August 1, 2023		10-Q	5/23/2023
10.32+	Transition Agreement between Intuit Inc. and Michelle M. Clatterbuck, dated February 17, 2023		10-Q	5/23/2023
10.33+	Letter regarding Terms of Employment by and between Intuit Inc. and Michelle Clatterbuck dated January 19, 2018		8-K	1/23/2018
10.34+	Letter Regarding Terms of Employment by and between Intuit Inc. and Sasan Goodarzi, dated November 15, 2018		10-Q	11/20/2018
10.35+	Employment memo dated November 7, 2018 to J. Alexander Chriss dated November 7, 2018 and effective January 1, 2019.		10-K	8/30/2019
10.36+	Employment memo dated November 7, 2018 to Marianna Tessel and effective January 1, 2019		10-K	8/31/2020
10.37	Assurance of Voluntary Compliance, dated May 4, 2022, by and between Intuit Inc. and the Attorney General of the State of New York		10-K	9/2/2022
10.38	Schedule identifying agreements substantially identical to the Assurance of Voluntary Compliance filed as Exhibit 10.37 hereto		10-K	9/2/2022
10.39#	Master Services Agreement between Intuit and Arvato Services, Inc., dated May 28, 2003		10-K	9/19/2003
10.40	Second Amendment to Master Service Agreement between Intuit and Arvato Services, Inc., effective May 29, 2007		10-K	9/14/2007

Exhibit Number	Exhibit Description	Filed Herewith	Incorporated by Reference Form/File No.	Date
10.41#	Amendment 3 to Master Services Agreement between Intuit and Arvato Services, Inc., effective April 1, 2008		10-Q	5/30/2008
10.42#	Amendment 5 to the Master Services Agreement between Intuit and Arvato Digital Services LLC effective August 19, 2010		10-Q	12/6/2010
10.43	Amended and Restated Amendment Seven to the Master Service Agreement by and between Intuit and Arvato Digital Services effective September 1, 2013		10-Q	11/22/2013
10.44	Amendment 8 to the Master Services Agreement between Intuit and Arvato Digital Services LLC effective August 1, 2014		10-K	9/12/2014
10.45	Lease Agreement dated as of July 31, 2003 between Intuit and Charleston Properties for 2475, 2500, 2525, 2535 and 2550 Garcia Avenue, Mountain View, CA		10-K	9/19/2003
10.46	Lease Agreement dated as of July 31, 2003 between Intuit and Charleston Properties for 2650, 2675, 2700 and 2750 Coast Avenue and 2600 Casey Avenue, Mountain View, California		10-K	9/19/2003
10.47	Second Amendment to Lease Agreement Phase 1, effective January 1, 2011, between Intuit Inc. and Charleston Properties		10-Q	3/1/2011
10.48	Third Amendment to Lease Agreement Phase 2, effective January 1, 2011, between Intuit Inc. and Charleston Properties		10-Q	3/1/2011
19.01	Policy Prohibiting Insider Trading (Global)	X		
21.01	List of Intuit’s Subsidiaries	X		
23.01	Consent of Independent Registered Public Accounting Firm	X		
24.01	Power of Attorney (see signature page)	X		
31.01	Certification of Chief Executive Officer	X		
31.02	Certification of Chief Financial Officer	X		
32.01*	Section 1350 Certification (Chief Executive Officer)	X		
32.02*	Section 1350 Certification (Chief Financial Officer)	X		
97.01	Compensation Recoupment Policy	X		
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document	X		
101.SCH	XBRL Taxonomy Extension Schema	X		
101.CAL	XBRL Taxonomy Extension Calculation Linkbase	X		
101.LAB	XBRL Taxonomy Extension Label Linkbase	X		
101.PRE	XBRL Taxonomy Extension Presentation Linkbase	X		
101.DEF	XBRL Taxonomy Extension Definition Linkbase	X		

Exhibit Number	Exhibit Description	Filed Herewith	Incorporated by Reference Form/File No.	Date
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)	X		

+ Indicates a management contract or compensatory plan or arrangement.

We have requested confidential treatment for certain portions of this document pursuant to an application for confidential treatment sent to the Securities and Exchange Commission (SEC). We omitted such portions from this filing and filed them separately with the SEC.

* This certification is not deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that Intuit specifically incorporates it by reference.

ITEM 16 - FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

INTUIT INC.

Dated:	September 4, 2024	By:	/s/ SANDEEP S. AUJLA
			Sandeep S. Aujla
			Executive Vice President and Chief Financial Officer (Principal Financial Officer)

POWER OF ATTORNEY

By signing this Annual Report on Form 10-K below, I hereby appoint each of Sasan K. Goodarzi and Sandeep S. Aujla as my attorney-in-fact to sign all amendments to this Form 10-K on my behalf, and to file this Form 10-K (including all exhibits and other documents related to the Form 10-K) with the Securities and Exchange Commission. I authorize each of my attorneys-in-fact to (1) appoint a substitute attorney-in-fact for himself and (2) perform any actions that he believes are necessary or appropriate to carry out the intention and purpose of this Power of Attorney. I ratify and confirm all lawful actions taken directly or indirectly by my attorneys-in-fact and by any properly appointed substitute attorneys-in-fact.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date
Principal Executive Officer:		
/s/ SASAN K. GOODARZI Sasan K. Goodarzi	President, Chief Executive Officer, and Director	September 4, 2024
Principal Financial Officer:		
/s/ SANDEEP S. AUJLA Sandeep S. Aujla	Executive Vice President and Chief Financial Officer	September 4, 2024
Principal Accounting Officer:		
/s/ LAUREN D. HOTZ Lauren D. Hotz	Senior Vice President and Chief Accounting Officer	September 4, 2024
Additional Directors:		
/s/ EVE BURTON Eve Burton	Director	September 4, 2024
/s/ SCOTT D. COOK Scott D. Cook	Director	September 4, 2024
/s/ RICHARD DALZELL Richard Dalzell	Director	September 4, 2024
/s/ DEBORAH LIU Deborah Liu	Director	September 4, 2024
/s/ TEKEDRA MAWAKANA Tekedra Mawakana	Director	September 4, 2024
/s/ SUZANNE NORA JOHNSON Suzanne Nora Johnson	Chair of the Board of Directors	September 4, 2024
/s/ FORREST NORROD Forrest Norrod	Director	September 4, 2024
/s/ VASANT PRABHU Vasant Prabhu	Director	September 4, 2024
/s/ RYAN ROSLANSKY Ryan Roslansky	Director	September 4, 2024
/s/ THOMAS SZKUTAK Thomas Szkutak	Director	September 4, 2024
/s/ RAUL VAZQUEZ Raul Vazquez	Director	September 4, 2024
/s/ ERIC S. YUAN Eric S. Yuan	Director	September 4, 2024

Recognition & Awards

America's Best Companies
Forbes, 2024

America's Most Responsible Companies
Newsweek, 2024

America's Greatest Workplaces for Diversity
Newsweek, 2024

World's Best Companies
TIME, 2024

100 Best Companies
Fortune, 2024

JUST 100 List
JUST Capital, 2024

America's Climate Leaders
USA Today, 2024

Best Employers for Women
Forbes, 2024

Best Managed Companies
Wall Street Journal, 2023

Best Workplaces in Technology
Fortune, 2023

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